Triumph

CARRIERS

SHIPPERS

BROKERS

FACTORS

2024 ANNUAL REPORT

Transact Confidently



Triumph Financial is a financial and technology company focused on payments, factoring, intelligence and banking.

Through our brands—TriumphPay, Triumph and LoadPay—we are pioneering solutions that bring unrivaled efficiency, transparent and secure transactions, and improved working capital to the transportation industry. Our TBK Bank brand delivers consumer, business and commercial banking solutions, paired with the trust, stability and regulatory oversight that enable our customers to operate with certainty.

We see a world where transactions are secure, accurate and seamless—empowering our customers to Transact Confidently.

Disclaimers

TriumphPay is a division of TBK Bank, SSB, Member FDIC. // Factoring products and services offered by TBK Bank, SSB DBA Triumph. Insurance offered through Triumph Insurance Group, Inc., a subsidiary of TBK Bank, SSB DBA Triumph. Triumph Insurance Group, Inc. DBA in California as Triumph Risk and Insurance Solutions. Texas License # 1941647. Insurance products and services are NOT A DEPOSIT, NOT FDIC INSURED, NOT GUARANTEED BY THE BANK, NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY AND MAY GO DOWN IN VALUE. LoadPay is a product offering of TBK Bank, SSB, Member FDIC. The LoadPay debit card is issued by TBK Bank, SSB pursuant to a license from Mastercard.

Transact Confidently

The freight and logistics industry is one of the largest and most fragmented marketplaces in the United States. This level of fragmentation makes it difficult for individual parties to transact confidently due to fraud, friction and theft.

Triumph has led the industry in minimizing risk and unlocking opportunity inside our network, where all parties are connected. Triumph is the network modernizing and simplifying freight transactions, so our customers can Transact Confidently.



Fellow Stakeholders,

For the first time since I have been writing these letters, the theme of our annual report is also our brand promise—Transact Confidently. Our brand promise is the commitment we make to our customers; it is the value our customers should expect to receive when they interact with Triumph.

Before I explore this theme further, I have a few things to say. Most annual reports are written for the shareholders. These reports are management's perspective on their report card for the prior year. This will not be the case for this annual report. It's not because we are ignoring 2024; to the contrary, you can read all about our 2024 results in my fourth-quarter shareholder letter. Much of what you might expect to read in an annual report you can already find in my quarterly letters. I will not waste your time and repeat that here.

I am choosing this annual report to talk about what I think long-term investors care about: How does our corporate strategy position us to deliver long-term shareholder value? What have we learned in the last 12 months that can make us better for the next 12 years? The answers to these questions are wedded to our brand promise, so let's begin.

Let's start with our transportation businesses. The primary constituents of our network are shippers, brokers, carriers and factors. All of these parties work together to move goods from the manufacturer to the doorstep of the consumer. Our focus is trucking in the United States, which is just part of a much larger supply chain. Drilling down from there, the most core part of our business is working with freight brokers who hire truckers to move freight. It's not the only thing we do in trucking, but it is the primary thing.

With that in mind, how does our brand promise touch these constituents? Here is our view:

Brokers: Triumph's promise to brokers is to be the trusted network through which they can manage their freight transactions and carrier payments. This includes automating and streamlining their accounts payable function and securely and efficiently paying their carriers the right amounts when due. In addition, through the growth of our network and the volume of freight transactions we process, we have unique visibility into this



The interconnectedness of our offerings creates the value chain—life is better in our network.

marketplace and its various submarkets. We intend to leverage this visibility to provide intelligence and data insights to help our brokers run their businesses better (i.e., to help them identify the right carrier for the right load at the right price).

Carriers: Triumph's promise to carriers is to help them get paid how they want and when they want so they can manage their cash to successfully grow their business. Our factoring business gives them instant liquidity and the ability to negotiate with their suppliers to reduce their operating costs. LoadPay is intentionally designed for trucking and gives carriers the ability to get funded instantly.

Factors: Triumph's promise to factors is to improve their efficiency by connecting them to the source of truth regarding an invoice.

Shippers: Triumph's promise to shippers is to improve efficiency and reduce the potential for

fraud around their accounts payable process and to provide the opportunity to generate revenue from their accounts payable.

That's what Triumph does for the transportation industry. For each constituent, we have built technology, operational expertise and integrations that give us unique advantages. All of these segments are interrelated within our network, which increases the value proposition to the whole. By our way of thinking, it is the interconnectedness of these offerings that creates the value chain—life is better in our network.

One last promise we make to the transportation industry—we believe in shared economies of scale instead of a one-sided approach to our customers. We have been willing to defer some revenue in order to build trust with our customers. We believe that value creation should be measured in decades, and we orient our thinking around building the most durable

The growth in our network gives us unique visibility into the brokered freight marketplace that we are able to leverage to provide intelligence and data insights to our customers.

$30.5B

Q4 ANNUALIZED PAYMENT VOLUME

$60.1M

Q4 TRIUMPHPAY ANNUALIZED REVENUE

$10.4B

2024 FACTORING INVOICE PURCHASE VOLUME

1.51%

2024 COST OF FUNDS

TFIN's current and desired state of revenue makeup



TRIUMPH FINANCIAL (CURRENT STATE)

● FINANCE
● FEES

TRIUMPH FINANCIAL (FUTURE STATE)

● DATA / VALUE ADDED SERVICES
● FINANCE
● FEES

Note: For the future state projection, the relative weighting of each revenue type is not predictive. We are using this illustration to show the types of revenue we expect to generate. Consistent with our move deeper into financial technology, it is our goal for fee and data/value added services to grow the fastest. We believe those are the most durable and valuable. Thus, they are presented on top. Finance represents Net Interest Income.



network we can. The more we win, the more we share part of our winnings to those who contribute to our network.

In light of the above, I think it is fair to call us a financial technology provider to the trucking industry. But there is more to Triumph than that—we are a bank. The community bank portion of our business does not get the airtime that our transportation businesses do. No matter how much or how little we discuss the bank publicly, its value proposition remains the same. It has been a source of stability for us since we made the original acquisition following the financial crisis. Our community bank continues to perform efficiently and has built a deposit franchise that performs within the top 10% of all peers measured by our overall cost of funds. Our bank also gives us the ability to move money more securely than our competitors in transportation. Being a bank is entirely congruent with our financial technology offerings to the trucking industry.

It has taken us many years to build the network we have now. The further we have gone, the more we have learned. What once began as an offering that was focused on post-load activities exclusively has grown.

In my fourth quarter letter to shareholders, I announced our new Intelligence segment. As noted above, we believe the growth in our network gives us unique visibility into the brokered freight marketplace. We are able to leverage this visibility to provide intelligence and data insights to our customers to help them run their business more efficiently. This idea is not new—we have been informing our investors of the opportunities in our data for the last couple years. We view these products and services as the logical next step in the network unlocking value for our customers. We have also told investors for years that we were stewarding our capital to put ourselves in position to accelerate the growth of our network. We have recently used some of that capital to move decisively in that direction with respect to this portion of the network.

Although we are more than a payments network, we still take pride in and will continue to invest in being the premier payment network for trucking. It is by virtue of that position that we have the ability to distribute business intelligence offerings to our customers. We pay more truckers in brokered freight than anyone in the world—we know who to pay and how much they were paid. As an



We believe more than **50%** of all brokered freight transactions touch our network.

This reference to brokered freight is specific to domestic truckload ("TL") freight only. Thus, this calculation would exclude less than truckload ("LTL"), parcel, etc. It would also exclude shipper volumes. Admittedly, this is a difficult percentage to calculate with precision, and it will move from year to year. That being said, we can evaluate the number of payments received in our factoring segment as a proxy for the percentage of TL freight TriumphPay is touching and also use industry data points to make informed assumptions. In the end, this goal is not intended to be a precise measurement in the same way as we would measure earnings. It is a directional and blunt measurement of the reach of the payments network.

TRIUMPH —
FACTORING INVOICE VOLUME

2020	**3.9 Million**
2021	**5.8 Million**
2022	**6.6 Million**
2023	**5.8 Million**
2024	**5.8 Million**

It has taken us many years to build the network we have now. The further we have gone, the more we have learned. What once began as an offering that was focused on post-load activities exclusively has grown.

Expanding services into full lifecycle of a load



PRE-LOAD	ON LOAD	POST-LOAD	POST-PAYMENT
Pricing	Tracking	Audit	Banking
Sourcing	Insuring	Payment	Spending
Bidding	Scheduling	Financing	Finances

Triumph Intelligence

Triumph Payments
Triumph Factoring

LoadPay



DISTINCT CARRIERS PAID BY TRIUMPHPAY

2020	96,725
2021	153,306
2022	197,796
2023	188,112
2024	177,584

TRIUMPHPAY PAYMENT VOLUME

2020	$4.2 Billion
2021	$15.2 Billion
2022	$23.3 Billion
2023	$21.5 Billion
2024	$27.8 Billion

Triumph has sightline to over $1 billion in transportation revenue



CURRENT + POTENTIAL FACTORING + PAYMENTS + DATA REVENUE

$1.0B+

CURRENT + POTENTIAL FACTORING + PAYMENTS REVENUE (INCLUSIVE OF LOADPAY)

$700M

CURRENT FACTORING + PAYMENT REVENUE

$207M



We believe the growth in our network gives us unique visibility into the brokered freight marketplace. We are able to leverage this visibility to provide intelligence and data insights to our customers to help them run their business more efficiently.

outgrowth of that expertise, our clients have asked to curate that data that we already collect to help them run their businesses even better. And so we are.

We have previously laid out our goals to grow our transportation revenue into a **$1 billion** revenue business. That revenue sits at **$210 million** today. With our recent announcement of the Intelligence segment and recent acquisitions, I hope that investors have a clearer picture of our long-term strategy. We have had to walk the line as a public company between being transparent with investors and protecting our corporate strategy from competitors.

The last several years have been trying times for the transportation industry. I do not know what 202**5** will bring, but I do know that we have a plan.

With the recent announcements we have made, investors have a clearer view into our plan than ever before. It is now time for us to execute on the plan. We intend to help the industry transact more confidently than ever and in doing that create value for our long-term investors.

With warm regards —

Aaron

Aaron P. **G**raft
Vice **C**hairman and **C**hief **E**xecutive Officer



Board of Directors



Carlos M. Sepulveda, **J**r. (2)
Chairman of the Board



Aaron P. **G**raft
Founder, **V**ice **C**hairman,
Chief **E**xecutive Officer,
and President



Charles A. Anderson (2*,3)
Director



Harrison Barnes (2)
Director



Debra A. Bradford (1, 4)
Director



Richard Davis (2,3)
Director



Davis Deadman (4)
Director



Laura **E**asley (3, 4*)
Director



Maribess L. Miller (1, 3*, $)
Director



Michael P. **R**afferty (1*, 4, $)
Director



C. Todd Sparks (1)
Director

(1) Audit **C**ommittee

(2) **C**ompensation **C**ommittee

(3) **N**ominating and **C**orporate **G**overnance **C**ommittee

(4) **R**isk and **C**ompliance **C**ommittee

* **C**ommittee **C**hair

$ **F**inancial **E**xpert

Management Team

Aaron P. **G**raft
Founder, **V**ice **C**hairman, **C**hief **E**xecutive Officer and President of Triumph **F**inancial, Inc. and **V**ice **C**hairman, **C**hief **E**xecutive Officer and Public Information Officer of TBK Bank, SSB

Adam D. **N**elson
EVP, **G**eneral **C**ounsel and Secretary of Triumph **F**inancial, Inc. and TBK Bank, SSB

W. Brad **V**oss
EVP, **C**hief **F**inancial Officer of Triumph **F**inancial, Inc. and TBK Bank, SSB

Ed Schreyer
EVP, **C**hief Operating Officer of Triumph **F**inancial, Inc. and TBK Bank, SSB

Melissa **F**orman
EVP and President of TriumphPay, a division of TBK Bank, SSB

Tim **V**aldez President of Triumph, **F**actoring, a division of TBK Bank, SSB

Todd **R**itterbusch
President of TBK Bank, SSB

Bricker Waid
EVP, **C**orporate Strategy and Development of Triumph **F**inancial, Inc. and TBK Bank, SSB

Erik Bahr
EVP, **C**hief **R**evenue Officer of TBK Bank, SSB

Grant Smith
EVP, **C**hief **C**redit Officer of TBK Bank, SSB

Kimberly **F**isk
EVP, **C**hief Operating Officer of Triumph, **F**actoring, a division of TBK Bank, SSB

Renee **G**alitis
EVP, **C**hief Information Officer of Triumph **F**inancial, Inc. and TBK Bank, SSB

Steve **G**rossi
EVP, **C**hief Human **R**esource Officer of Triumph **F**inancial, Inc. and TBK Bank, SSB

Garrett Wolfe
EVP, Product Strategy of TBK Bank, SSB

Michael **N**iessner
EVP, **C**hief Technology Officer of TBK Bank, SSB

Michelle Holmes
EVP, **C**hief Marketing Officer of TBK Bank, SSB

Mitchell Lee
EVP, **C**hief **R**isk and **C**ompliance Officer of TBK Bank, SSB



CARRIERS

SHIPPERS

FACTORS

BROKERS

2024 FORM 10-K

Transact
Confidently

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM   TO

Commission File Number 001-36722

TRIUMPH FINANCIAL, INC.
(Exact name of Registrant as specified in its Charter)

Texas	**20-0477066**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
12700 Park Central Drive, Suite 1700 Dallas, TX	**75251**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (214) 365-6900

SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

Title of Class:	Trading Symbol(s)	Name of Exchange on Which Registered:
Common Stock, Par Value $0.01 Per Share	**TFIN**	**NASDAQ Global Select Market**
Depositary Shares Each Representing a 1/40th Interest in a Share of 7.125% Series C Fixed-Rate Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share	**TFINP**	**NASDAQ Global Select Market**

SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-accelerated Filer	☐	Smaller Reporting Company	☐
Emerging Growth Company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the shares of common stock held by non-affiliates based on the closing price of the common stock on the NASDAQ Global Select Market on June 30, 2024 was approximately $1,801,400,000.

The number of shares of Registrant's Common Stock outstanding as of February 7, 2025 was 23,420,261.

Portions of the Registrant's Definitive Proxy Statement relating to the Annual Meeting of Stockholders, which will be filed within 120 days after December 31, 2024, are incorporated by reference into Part III of this Report.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS.

Overview

Triumph Financial, Inc. ("we," "Triumph Financial" or the "Company") is a financial holding company headquartered in Dallas, Texas and registered under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). We offer a diversified line of banking, factoring, payments, and intelligence services. Effective January, 1, 2025, we merged Triumph Financial Services LLC, the entity though which we previously conducted all of our factoring operations, with and into TBK Bank, SSB.

At December 31, 2024, our business is primarily focused on providing financial services to participants in the for-hire trucking ecosystem in the United States, including Brokers, Shippers, Factors and Carriers. Within such ecosystem we operate our TriumphPay payments platform which connects such parties to streamline and optimize the presentment, audit and payment of transportation invoices, and we act as capital provider to the Carrier industry through our factoring subsidiary, Triumph Financial Services. We have begun to offer data services through our Intelligence offerings. Our traditional banking operations provide stable, low cost deposits to support our operations, a diversified lending portfolio to add stability to our balance sheet, and a suite of traditional banking products and services to participants in the for-hire trucking ecosystem to deepen our relationship with such clients.

We believe our integrated business model distinguishes us from other banks and non-bank financial services companies in the markets in which we operate. As of December 31, 2024, we had consolidated total assets of $5.949 billion, total loans held for investment of $4.547 billion, total deposits of $4.821 billion and total stockholders' equity of $890.9 million.

Our business is conducted through four reportable segments (Banking, Factoring, Payments, and Intelligence). For the year ended December 31, 2024, our Banking segment generated 60% of our total revenue (comprised of interest and noninterest income), our Factoring segment generated 30% of our total revenue, our Payments segment generated 10% of our total revenue, and our Intelligence segment generated less than 1% of our total revenue. As part of our business operations, we use automated technologies, including those supported by artificial intelligence. This includes the instant purchase model we have deployed as part of our factoring operations.

Banking

Through our wholly owned bank subsidiary, TBK Bank, we offer traditional banking services, commercial lending product lines focused on businesses that require specialized financial solutions and national lending product lines that further diversify our lending operations. Our banking operations commenced in 2010 and include a branch network developed through organic growth and acquisition, including concentrations in the front range of Colorado, the Quad Cities market in Iowa and Illinois and a full service branch in Dallas, Texas. Our traditional banking offerings include a full suite of lending and deposit products and services. These activities are focused on our local market areas and some products are offered on a nationwide basis. They generate a stable source of core deposits and a diverse asset base to support our overall operations. Our asset-based lending and equipment lending products are offered on a nationwide basis and generate attractive returns. Additionally, we offer mortgage warehouse lending and purchase liquid credit lending products on a nationwide basis to provide further asset base diversification. Our mortgage warehouse program also generates stable deposits. Our Banking products and services share basic processes and have similar economic characteristics.

Factoring

In addition to our traditional banking operations, we also operate a factoring business focused primarily on serving the over-the-road trucking industry. This business involves the provision of working capital to the trucking industry through the purchase of invoices generated by small to medium sized trucking fleets ("Carriers") at a discount to provide immediate working capital to such Carriers. We commenced these operations as part of an acquisition in 2012 and have grown this business from approximately $49.3 million in net funds employed at the time of such acquisition to $925.1 million as of December 31, 2024. In 2024, our factoring business also launched its Factoring as a Service ("FaaS") product. As part of our FaaS product, we offer certain back-office factoring services to the over-the-road transportation industry, enabling our FaaS customers to either supplement their own factoring operations or to offer factoring services to their customers wholly supported by our platform. Our factoring business operates in a highly specialized niche with unique processes and earns substantially higher yields on its factored accounts receivable portfolio than our other lending products described above.

Payments

Our payments business provides payment, audit, and other banking services for the over the road trucking industry. Our payments platform for Brokers and Shippers, TriumphPay was originally designed as a platform to manage Carrier payments for third party logistics companies, or 3PLs ("Brokers") and the manufacturers and other businesses that contract directly for the shipment of goods ("Shippers"), with a focus on increasing on-balance sheet factored receivable transactions through the offering of quick pay transactions for Carriers receiving such payments through the TriumphPay platform. During 2021, TriumphPay acquired HubTran, Inc., a software platform that offers workflow solutions for the processing and approval of Carrier Invoices for approval by Brokers or purchase by the factoring businesses providing working capital to Carriers ("Factors"). Following this acquisition, the TriumphPay strategy shifted from a capital-intensive on-balance sheet product with a greater focus on interest income to a network for the trucking industry with a focus on fee revenue. TriumphPay connects Brokers, Shippers, Factors and Carriers through forward-thinking solutions that help each party successfully manage the life cycle of invoice presentment for services provided by Carrier through the processing and audit of such invoice to its ultimate payment to the Carrier or the Factor providing working capital to such Carrier. During 2024, we introduced our LoadPay product; a digital bank account developed for Carriers. LoadPay provides a user experience and financial products, including small business checking accounts, tailored to the financial needs of the small trucking companies that are the ultimate payees inside of the TriumphPay network. A key feature of the LoadPay product is our ability to rapidly fund invoices approved for payment through the TriumphPay network or approved for purchase as part of our factoring operations to the LoadPay account without the need for such payments to be processed through traditional payment rails such as ACH transfers. We also offer supply chain finance to Brokers, allowing them to pay their Carriers faster and drive Carrier loyalty. We provide tools and services to increase automation, mitigate fraud, create back-office efficiency and improve the payment experience. Our Payments products and services share basic processes and have similar economic characteristics.

Intelligence

Our data intelligence division, which we call Intelligence, was launched during the fourth quarter of 2024 to turn the over-the-road trucking data collected through our services into actionable insights for our customers. This launch coincided with our acquisition of Isometric Technologies Inc., a company that provides service and performance scoring and benchmarking capabilities to the over-the-road trucking industry. Data has the ability to drive efficiency, enhance decision-making, and enable Shippers, Brokers, and Carriers to operate more profitably in a very competitive over-the-road trucking market. With our access to data from our TriumphPay network and other sources, we believe we can develop products and services to offer to logistics service providers, allowing them to better plan for peak periods, competitively source freight capacity, and allocate resources efficiently, thus improving their profitability. Going forward, Intelligence will operate in a highly specialized niche with unique processes and key performance indicators.

Banking

Our banking products and services include a variety of traditional banking services offered through our bank subsidiary, TBK Bank. These products and services focus on serving the local communities in which we operate and creating full banking relationships with both personal and commercial clients.

TBK Bank operates retail branch networks in three geographic markets, (i) a mid-western division consisting of ten branches in the Quad Cities Metropolitan Area of Iowa and Illinois, together with seven other branches throughout central and northwestern Illinois and one branch in northeastern Illinois, (ii) a western division consisting of thirty-eight branches located throughout Colorado, two branches in far western Kansas and three branches in New Mexico and (iii) a Dallas division consisting of two branches. Through this branch network, we offer our customers a variety of financial products and services that both augment our revenue (fee and interest income) and help us expand and retain our core deposit network, including checking and savings accounts, debit cards, and electronic banking. Our Dallas corporate office also serves as the center for our treasury management operations, which offers full-service commercial banking functionality. Our treasury management operations generate fee income for us, while also enhancing our core deposit portfolio, as we are able to offer our commercial lending clients a full-service banking relationship meeting all of their business needs.

We originate a full suite of commercial and retail loans including commercial real estate loans, construction and development loans, residential real estate loans, commercial agriculture loans, general commercial loans, and consumer loans primarily focused on customers in and around our community banking markets. These loan types include the following:

Commercial Real Estate Loans. We originate real estate loans to finance commercial property that is owner-occupied as well as commercial property owned by real estate investors. The real estate securing our existing commercial real estate loans includes a wide variety of property types, such as office buildings, warehouses, production facilities, hotels and mixed-use residential/commercial and multifamily properties. We originate these loans both in our community banking markets and on a nationwide basis.

Commercial Construction, Land and Land Development Loans. We offer loans to small-to-mid-sized businesses to construct owner-occupied properties, as well as loans to developers of commercial real estate investment properties and residential developments. These loans are typically disbursed as construction progresses and carry interest rates that vary with the prime rate. In certain instances, these loans can be converted to commercial real estate loans upon completion of their associated projects. We originate these loans both in our community banking markets and on a nationwide basis.

Residential Real Estate Loans. We originate first and second mortgage loans to our individual customers primarily for the purchase of primary and secondary residences, with a focus on offering these loans as an additional product to customers in our retail banking markets.

Agriculture Loans. We originate a variety of loans to borrowers in the agriculture industry, including (i) real estate loans secured by farmland, (ii) equipment financing for specific agriculture equipment, including irrigation systems, (iii) crop input loans primarily focused on corn, wheat and soybeans, and (iv) loans secured by cattle and other livestock. We originate these loans primarily in the areas surrounding our community banking markets in Iowa, Illinois, Colorado, New Mexico, and Kansas.

Consumer Loans. We also originate personal loans for our retail banking customers. These loans originate exclusively out of our community banking operations in Texas, Iowa, Illinois, Colorado, New Mexico, and Kansas.

*Commercial Loan*s. We offer commercial loans to small-to-mid-sized businesses across a variety of industries. These loans include general commercial and industrial loans, loans to purchase capital equipment and business loans for working capital and operational purposes.

We also offer commercial loans that focus on serving clients requiring more specialized financial products and services on a national basis and across a variety of industries, with a particular focus on clients in the transportation industry. The combination of these products that are offered to our clients in the transportation industry, specifically over the road trucking, when coupled together with our other products and services, such as personal and small business checking, treasury management, insurance brokerage, and fuel cards, position us to provide a complete suite of products and services to this market, ranging from owner-operators to sizable fleets, that we believe is unique in the market in which we operate.

Equipment Loans. We originate equipment loans primarily secured by new or used revenue producing, essential-use equipment from major manufacturers that is movable, may be used in more than one type of business, and generally has broad resale markets. Core markets include transportation, construction, and waste. Our equipment loans are typically fully amortizing, fixed rate loans secured by the underlying collateral with a term of three to five years. Equipment lending to transportation clients constituted approximately 95% of our total equipment lending portfolio as of December 31, 2024. Equipment loans are reported within commercial loans in the notes to our consolidated financial statements.

Asset-Based Loans. We originate asset-based loans to borrowers to support general working capital needs. Our asset-based loan structure involves advances of loan proceeds against a "borrowing base," which typically consists of accounts receivable, identified readily marketable inventory or other collateral of the borrower. The maximum amount a customer may borrow at any time is fixed as a percentage of the asset borrowing base. These loans typically bear interest at a floating rate comprised of SOFR or the prime rate plus a premium and include certain other transaction fees, such as origination and unused line fees. We target asset-based loan facilities between $1 million and $20 million and originate asset-based loans across a variety of industries. Asset-based loans are reported within commercial loans in the notes to our consolidated financial statements.

Triumph Insurance Group. We provide insurance brokerage services through Triumph Insurance Group, an agency primarily focused on meeting the insurance needs of our commercial finance clients, particularly our factoring clients in the transportation industry and our equipment lending clients.

We offer other lending products and services on a nationwide basis that provide further asset diversification within our loan portfolio.

Mortgage Warehouse Facilities. Mortgage warehouse arrangements allow unaffiliated mortgage originators to close one-to-four family real estate loans in their own name and manage their cash flow needs until the loans are sold to investors. Although not bound by any legally binding commitment, when a purchase decision is made, we purchase a 100% interest in the mortgage loans originated by our mortgage banking company customers using a Purchase/Repurchase agreement. The mortgage banking company customer closes mortgage loans consistent with underwriting standards established by the Agencies (FNMA, FHLMC and GNMA) and approved investors and, once all pertinent documents are received, the mortgage note is delivered by the Company or Custodian to the investor selected by the originator.

The mortgage warehouse customers are located across the U.S. and originate loans primarily through traditional retail, wholesale and correspondent business models. These customers are strategically targeted for their experienced management teams and thoroughly analyzed to ensure long-term and profitable business models. By using this approach, we believe that this type of lending carries a lower risk profile than other one-to-four family mortgage loans held for investment in our portfolio, due to the short-term nature (averaging less than 30 days) of the exposure and the additional strength offered by the mortgage originator sponsorship.

At December 31, 2024, maximum aggregate outstanding purchases ranged in size from $20 million to $300 million. Typical covenants include minimum tangible net worth, maximum leverage and minimum liquidity. As loans age, the Company requires loan curtailments to reduce our risk involving loans that are not purchased by investors on a timely basis.

At December 31, 2024, the Company had 14 mortgage banking company customers with a maximum aggregate exposure of $1.835 billion and an actual aggregate outstanding balance of $1.023 billion. The average mortgage loan being purchased by the Company reflects a blend of both Conforming and Government loan characteristics, including an average loan to value ratio ("LTV") of 69%, an average credit score of 727 and an average loan size of $292 thousand. These characteristics illustrate the low risk profile of loans purchased under the mortgage warehouse arrangements. To date, we have not experienced a loss on any of our mortgage warehouse loans. Through our commercial banking and treasury management functionality, we are able to offer our mortgage warehouse clients depository relationships focused on the servicing deposits generated in such businesses, further enhancing our core deposit portfolio.

Liquid Credit Loans. We purchase broadly syndicated leveraged loans secured by a variety of collateral types. Given the highly liquid nature of these products, we are able to opportunistically scale this loan portfolio over time depending on opportunities in the syndicated loan market and other areas of our business. Liquid credit loans are reported within commercial loans in the notes to our consolidated financial statements.

Factoring

We offer factoring services to our customers across a variety of industries, with a focus in transportation factoring. In contrast to a lending relationship, in a factoring transaction we directly purchase the receivables generated by our clients at a discount to their face value. These transactions are structured to provide our clients with immediate liquidity to meet operating expenses when there is a mismatch between payments to our client for a good or service and the incurrence of operating costs required to provide such good or service. For example, in the transportation industry, invoices are typically paid 30 to 60 days after delivery whereas the truckers providing such transportation services require immediate funds to pay for fuel and other operating costs.

Our transportation factoring clients include small owner-operator trucking companies (one-to-four trucks), mid-sized fleets (5-to-50 trucks), large fleets (more than 50 trucks), and freight broker relationships whereby we manage Carrier payments on behalf of a Broker client. Factoring for transportation businesses constituted approximately 97% of our total factoring portfolio at December 31, 2024, calculated based on the gross receivables from the purchase of invoices from such trucking businesses compared to our total gross receivables in the purchase of factored receivables as of such date. The features and pricing of our transportation factoring relationships vary by client type. Typically our smaller owner-operator relationships are structured as "non-recourse" relationships (*i.e.*, we retain the credit risk associated with the ability of the account debtor on an invoice we purchase to ultimately make payment) and our larger relationships are structured as "recourse" relationships (*i.e.*, our client agrees to repurchase from us any invoices for which payment is not ultimately received from the account debtor). Our transportation factoring business tends to be weaker in the first quarter of the year; consistent with trends in over the road trucking.

In 2024, our factoring business also launched its Factoring as a Service ("FaaS") product. As part of our FaaS product, we offer certain back-office factoring services to the over-the-road transportation industry, enabling our FaaS customers to either supplement their own factoring operations or to offer factoring services to their customers wholly supported by our platform.

Payments

Our TriumphPay platform is a payments network for the over-the-road trucking industry. TriumphPay connects Brokers, Shippers, Factors, and Carriers through forward-thinking solutions that help each party successfully process, settle and manage Carrier payments and drive growth. Revenues are derived from transaction fees and interest income on factored receivables and commercial loans related to invoice payments. Payments' factored receivables consist of (i) invoices where we offer a Carrier a quick pay opportunity to receive payment at a discount in advance of the standard payment term for such invoice in exchange for the assignment of such invoice to us and (ii) factoring transactions where we purchase receivables payable to such freight brokers from their shipper clients. Payments also offers commercial loans that result from our offering certain Brokers an additional liquidity option through the ability to settle their invoices with us on an extended term following our payment to their Carriers. The balance of such commercial loans was $0 at December 31, 2024. For the year ended December 31, 2024, TriumphPay processed 24,846,449 invoices paying a total of $27.784 billion.

During 2024, we introduced our LoadPay product; a digital bank account developed for Carriers. LoadPay provides a user experience and financial products, including small business checking accounts, tailored to the financial needs of the small trucking companies that are the ultimate payees inside of the TriumphPay network. A key feature of the LoadPay product is our ability to rapidly fund invoices approved for payment through the TriumphPay network or approved for purchase as part of our factoring operations to the LoadPay account without the need for such payments to be processed through traditional payment rails such as ACH transfers.

Intelligence

Our data intelligence division, which we call Intelligence, was launched during the fourth quarter of 2024 to turn the over-the-road trucking data collected through our services into actionable insights for our customers. This launch coincided with our acquisition of Isometric Technologies Inc., a company that provides service and performance scoring and benchmarking capabilities to the over-the-road trucking industry. Data has the ability to drive efficiency, enhance decision-making, and enable Shippers, Brokers, and Carriers to operate more profitably in a very competitive over-the-road trucking market. With our access to data from our TriumphPay network and other sources, we believe we can develop products and services to offer to logistics service providers, allowing them to better plan for peak periods, competitively source freight capacity, and allocate resources efficiently, thus improving their profitability. Going forward, Intelligence will operate in a highly specialized niche with unique processes and key performance indicators.

Credit Risk Management

We mitigate credit risk through disciplined underwriting of each transaction we originate, as well as active credit management processes and procedures to manage risk and minimize loss throughout the life of a transaction. We seek to maintain a broadly diversified loan portfolio in terms of type of customer, type of loan product, geographic area and industries in which our business customers are engaged. We have developed tailored underwriting criteria and credit management processes for each of the various loan product types we offer our customers.

Underwriting

In evaluating each potential loan relationship, we adhere to a disciplined underwriting evaluation process including the following:

- understanding of the customer's financial condition and ability to repay the loan;

- verifying that the primary and secondary sources of repayment are adequate in relation to the amount and structure of the loan;

- observing appropriate loan to value guidelines for collateral secured loans;

- maintaining our targeted levels of diversification for the loan portfolio, including industry, collateral, geography, and product type; and

- ensuring that each loan is properly documented with perfected liens on collateral.

Our non-owner occupied commercial real estate loans are generally secured by income producing property with adequate margins, supported by a history of profitable operations and cash flows and proven operating stability in the case of commercial loans. Our commercial real estate loans and commercial loans are often supported by personal guarantees from the principals of the borrower.

With respect to our asset-based loans, in addition to an overall evaluation of the borrower and the transaction considering the applicable criteria set forth above, we also engage in an evaluation of the assets comprising the borrowing base for such loans, to confirm that such assets are readily recoverable and recoverable at rates in excess of the advance rate for such loans.

Our transportation payments products (i.e., factoring and TriumphPay) require specialized underwriting processes. For each factoring transaction, in addition to a credit evaluation of our client, we also evaluate the creditworthiness of underlying account debtors, because account debtors represent the substantive underlying credit risk. Transportation factoring also presents the additional challenge of underwriting high volumes of invoices of predominantly low value per invoice and managing credit requests for a large industry pool of account debtors. We facilitate this process through a proprietary web-based "Online Broker Credit" application, which processes invoice purchase approval requests for our clients through an online proprietary scoring model and delivers either preliminary responses for small dollar requests or immediate referral to our servicing personnel for larger dollar requests. In 2024, we launched our instant purchase decision model to augment and add efficiencies to invoice purchase underwriting in our factoring business. This model uses machine learning and artificial intelligence, based on a rule set established by our risk model that we have developed over our history, to screen invoices for compliance with appropriate criteria and risk scoring and approve them for purchase in seconds without human intervention. This model was launched at scale in our factoring division's small carrier group during 2024 and the Company anticipates continued deployment to other parts of its factoring business in the future. We also set and monitor concentration limits for individual account debtors that are tracked across all of our clients (as multiple clients may have outstanding invoices from a particular account debtor). For each Broker or Shipper client, for whom we will be originating quick pay or supply chain finance transactions, we conduct an in-depth credit evaluation and underwriting process. We facilitate this process by collecting detailed company and financial information, which we analyze to determine credit risk.

Our bank implements its underwriting evaluation and approval process through a tiered system of loan authorities. Under these authorities, transactions at certain identified levels are eligible to be approved by a designated officer or a combination of designated officers. Transactions above such individual thresholds require approval of a management-level loan committee. Transactions above the approval levels for our management-level loan committee must be approved by an executive loan committee comprised of directors of TBK Bank. Our underwriting and approval processes also employ limits we believe to be appropriate as to loan type and category, loan size, and other attributes.

Ongoing Credit Risk Management

We also perform ongoing risk monitoring and review processes for all credit exposures. Although we grade and classify our loans internally, we have an independent third-party professional firm perform regular loan reviews to confirm loan classification. We strive to identify potential problem loans early in an effort to seek resolution of these situations before the loans create a loss, record any necessary charge-offs promptly and maintain adequate allowance levels for expected credit losses in the loan portfolio. In general, whenever a particular loan or overall borrower relationship is downgraded to pass-watch or substandard based on one or more standard loan grading factors, our credit officers engage in active evaluation of the asset to determine the appropriate resolution strategy. Management regularly reviews the status of the watch list and classified assets portfolio as well as the larger credits in the portfolio.

In addition to our general credit risk management processes, we employ specialized risk management processes and procedures for certain of our commercial lending products, in particular our asset-based lending and transportation payments products. With respect to our asset-based lending relationships, we generally require dominion over the borrower's cash accounts in order to actively control and manage the cash flows from the conversion of borrowing base collateral into cash and its application to the loan. We also engage in active review and monitoring of the borrowing base collateral itself, including field audits typically conducted on a 90 to 180 day cycle.

With respect to our factoring operations, we employ a proprietary risk management program whereby each client is assigned a risk score based on measurable criteria. Our risk model is largely geared toward early detection and mitigation of fraud, which we believe represents the most material risk of loss in this asset class. Risk scores are presented on a daily basis through a proprietary software application. These risk scores are then used to assign such client into a particular classification level. The classification level is not a predictor of loss exposure but rather the determinant for monitoring levels and servicing protocols, such as the percentage requirements for collateral review and invoice verification prior to purchase. This scoring and risk allocation methodology helps us to manage and control fraud and credit risk. For our TriumphPay Broker and Shipper clients, for whom we are originating quick pay transactions, we conduct quarterly reviews of the company's financial statements to monitor the financial condition and performance relative to established guidelines and covenants.

Marketing

We market our payments services, loans, and other products and services through a variety of channels. Fundamentally, we focus on a high-touch direct sales model and building long-term relationships with our customers. In our community banking markets, our lending officers actively solicit new and existing businesses in the communities we serve. For our product lines offered on a nationwide basis, we typically maintain sales personnel across the country with designated regional responsibilities for clients within their territories. We market our products and services through secondary channels, including e-marketing and search engine optimization, as well as key strategic sourcing relationships. Importantly, while we seek to ensure that the pricing on all of our payments, factoring, and loan products is competitive, we also attempt to distinguish ourselves with our clients on criteria other than price, including service, industry knowledge and a more complete value proposition than our competitors. We believe that our suite of complementary commercial lending product options and our other available banking services, including payments services, treasury management services, and our insurance brokerage initiatives, allow us to offer full-service banking relationships to clients and industries that have historically been served by smaller non-bank commercial finance companies.

Deposits

Deposits are our primary source of funds to support our earning assets. We offer depository products, including checking, savings, money market and certificates of deposit with a variety of rates. Deposits at our bank subsidiary are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. In addition, required deposit balances associated with our commercial loan arrangements and treasury management relationships maintained by our commercial lending clients provide an additional source of deposits. In our community banking markets, we have a network of 63 deposit-taking branch offices.

Competitors

The bank and non-bank financial services industries in our markets and the surrounding areas are highly competitive. We compete with a wide range of regional and national banks located in our market areas as well as non-bank commercial finance and factoring companies on a nationwide basis. We experience competition in both lending and attracting funds from commercial banks, savings associations, credit unions, consumer finance companies, pension trusts, mutual funds, insurance companies, mortgage bankers and brokers, brokerage and investment banking firms, non-bank lenders, government agencies and certain other non-financial institutions. With respect to our transportation payments businesses, we also compete with other software providers and financial technology businesses. Many of these competitors have more assets, capital and lending limits, and resources than we do and may be able to conduct more intensive and broader-based promotional efforts to reach both commercial and individual customers. Competition for deposit products can depend heavily on pricing because of the ease with which customers can transfer deposits from one institution to another.

Supervision and Regulation

Banking is a complex, highly regulated industry. Consequently, our growth and earnings performance can be affected, not only by management decisions and macro and local economic conditions, but also by the statutes administered by and the regulations and policies of, various governmental regulatory authorities. These authorities include, but are not limited to, the Federal Reserve, the FDIC, the Department of Savings and Mortgage Lending of the state of Texas ("DSML" formerly the Texas Department of Savings and Mortgage Lending), the Internal Revenue Service ("IRS"), and state taxing authorities. The effect of these statutes, regulations and policies and any changes to any of them can be significant and cannot be predicted.

The primary goals of the bank regulatory scheme are to maintain a safe and sound banking system and to facilitate the conduct of sound monetary policy. In furtherance of those goals, the U.S. Congress and the individual states have created numerous regulatory agencies and enacted numerous laws, such as the Dodd-Frank Act, that govern banks and the banking industry. The system of supervision and regulation applicable to the Company establishes a comprehensive framework for our operations and is intended primarily for the protection of the FDIC's deposit insurance funds, our depositors and the public, rather than the stockholders and creditors.

New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which any of our businesses may be affected by any new regulation or statute.

The following summarizes certain material relevant laws, rules and regulations governing banks and bank holding companies, but does not purport to be a complete summary of all applicable laws, rules and regulations governing banks. The descriptions are qualified in their entirety by reference to the specific statutes and regulations discussed.

Bank Holding Company Regulation

The Company is a financial holding company registered under the BHC Act and is subject to supervision and regulation by the Federal Reserve. Federal laws subject bank holding companies (and financial holding companies) to particular restrictions on the types of activities in which they may engage and to a range of supervisory requirements and activities, including regulatory enforcement actions, for violation of laws and policies.

Activities Closely Related to Banking

The BHC Act prohibits a bank holding company, with certain limited exceptions, from acquiring direct or indirect ownership or control of any voting shares of any company that is not a bank or from engaging in any activities other than those of banking, managing or controlling banks and certain other subsidiaries or furnishing services to or performing services for its subsidiaries. Bank holding companies also may engage in or acquire interests in companies that engage in a limited set of activities that are closely related to banking or managing or controlling banks. If a bank holding company has become a financial holding company (an "FHC"), as we have, it may engage in a broader set of activities, including insurance underwriting and broker-dealer services as well as activities that are jointly determined by the Federal Reserve and the U.S. Treasury to be financial in nature or incidental to such financial activity. FHCs may also engage in activities that are determined by the Federal Reserve to be complementary to financial activities. The Company has elected to be an FHC. To maintain FHC status, the bank holding company and all subsidiary depository institutions must be well managed and "well capitalized." Additionally, all subsidiary depository institutions must have received at least a "Satisfactory" rating on their most recent Community Reinvestment Act ("CRA") examination. Failure to meet these requirements may result in limitations on activities and acquisitions.

Safe and Sound Banking Practices

Bank holding companies are not permitted to engage in unsafe and unsound banking practices. The Federal Reserve may order a bank holding company to terminate an activity or control of a non-bank subsidiary if such activity or control constitutes a significant risk to the financial safety, soundness or stability of a subsidiary bank and is inconsistent with sound banking principles.

Consistent with the Dodd-Frank Act codification of the Federal Reserve's policy that bank holding companies must serve as a source of financial strength for their subsidiary banks, the Federal Reserve has stated that, as a matter of prudence, a bank holding company generally should not maintain a rate of distributions to stockholders unless its available net income has been sufficient to fully fund the distributions and the prospective rate of earnings retention appears consistent with a bank holding company's capital needs, asset quality and overall financial condition. In addition, we are subject to certain restrictions on the making of distributions as a result of the requirement that our subsidiary bank maintains an adequate level of capital as described below. Limitations on our subsidiary bank paying dividends could, in turn, affect our ability to pay dividends to our stockholders. For more information concerning our subsidiary bank's ability to pay dividends, see below.

In addition, the Federal Reserve Supervisory Letter SR 09-4 provides guidance on the declaration and payment of dividends, capital redemptions and capital repurchases by a bank holding company. Supervisory Letter SR 09-4 provides that, as a general matter, a bank holding company should eliminate, defer or significantly reduce its dividends if: (i) the bank holding company's net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends, (ii) the bank holding company's prospective rate of earnings retention is not consistent with the bank holding company's capital needs and overall current and prospective financial condition or (iii) the bank holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. Failure to do so could result in a supervisory finding that the bank holding company is operating in an unsafe and unsound manner. Capital rules and their implementing regulations also require a holding company to get the prior approval of the Federal Reserve prior to any redemption or repurchase of certain of its own equity securities.

The Federal Reserve has broad authority to prohibit activities of bank holding companies and their non-banking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations. Notably, the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") provides that the Federal Reserve can assess civil money penalties for such practices or violations which can be as high as $1 million per day. FIRREA contains expansive provisions regarding the scope of individuals and entities against which such penalties may be assessed.

Annual Reporting and Examinations

The Company is required to file annual and quarterly reports with the Federal Reserve and such additional information as the Federal Reserve may require pursuant to the BHC Act. The Federal Reserve may examine a bank holding company or any of its subsidiaries and charge the bank holding company for the cost of such an examination. The Company is also subject to reporting and disclosure requirements under state and federal securities laws.

Rules on Regulatory Capital

Regulatory capital rules pursuant to the Basel III requirements, released in July 2013, implemented higher minimum capital requirements for bank holding companies and banks. The rules include a common equity Tier 1 capital requirement and establish criteria that instruments must meet to be considered common equity Tier 1 capital, additional Tier 1 capital or Tier 2 capital. These enhancements were designed to both improve the quality and increase the quantity of capital required to be held by banking organizations, better equipping the U.S. banking system to deal with adverse economic conditions. The capital rules require banks and bank holding companies to maintain a minimum common equity Tier 1 ("CET1") capital ratio of 4.5%, a total Tier 1 capital ratio of 6%, a total capital ratio of 8% and a leverage ratio of 4%. Under the rules, bank holding companies must maintain a total risk-based capital ratio of 10% and a total Tier 1 risk-based capital ratio of 6% to be considered "well capitalized" for purposes of certain rules and requirements.

The capital rules also require banks and bank holding companies to maintain a CET1 capital ratio of 6.5%, a total Tier 1 capital ratio of 8%, a total capital ratio of 10% and a leverage ratio of 5% to be deemed "well capitalized" for purposes of certain rules and prompt corrective action requirements. The risk-based ratios include a "capital conservation buffer" of 2.5%. An institution is subject to limitations on certain activities including payment of dividends, share repurchases and discretionary bonuses to executive officers if its capital level is below the buffer amount. This buffer will help to ensure that banking organizations conserve capital when it is most needed, allowing them to better weather periods of economic stress.

The regulatory capital rules attempt to improve the quality of capital by implementing changes to the definition of capital. Among the most important changes are stricter eligibility criteria for regulatory capital instruments that would disallow the inclusion of instruments, such as trust preferred securities, in Tier 1 capital going forward and new constraints on the inclusion of minority interests, mortgage-servicing assets, deferred tax assets and certain investments in the capital of unconsolidated financial institutions. In addition, the rules require that most regulatory capital deductions be made from common equity Tier 1 capital.

The Federal Reserve may also set higher capital requirements for holding companies whose circumstances warrant it. For example, holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. At this time, the bank regulatory agencies are more inclined to impose higher capital requirements to meet well-capitalized standards and future regulatory change could impose higher capital standards as a routine matter. The Company's regulatory capital ratios and those of its subsidiary bank are in excess of the levels established for "well-capitalized" institutions under the rules.

The regulatory capital rules also set forth certain changes in the methods of calculating certain risk-weighted assets, which in turn affects the calculation of risk-based ratios. Under the rules, higher or more sensitive risk weights are assigned to various categories of assets, including, certain credit facilities that finance the acquisition, development or construction of real property, certain exposures or credits that are 90 days past due or on nonaccrual, foreign exposures and certain corporate exposures. In addition, the rules include (i) alternative standards of credit worthiness consistent with the Dodd-Frank Act, (ii) greater recognition of collateral and guarantees and (iii) revised capital treatment for derivatives and repo-style transactions.

In addition, the rules include certain exemptions to address concerns about the regulatory burden on community banks. For example, banking organizations with less than $15 billion in consolidated assets as of December 31, 2009 are permitted to include in Tier 1 capital trust preferred securities and cumulative perpetual preferred stock issued and included in Tier 1 capital prior to May 19, 2010 on a permanent basis, without any phase out. Community banks were also able to elect on a one time basis in their March 31, 2015 quarterly filings to opt-out of the requirement to include most accumulated other comprehensive income ("AOCI") components in the calculation of CET1 capital and, in effect, retain the AOCI treatment under the current capital rules. Under the rules, we elected to make the one-time permanent election to continue to exclude AOCI from capital.

As permitted by the interim final rule issued on March 27, 2020, by the federal banking regulatory agencies, we have elected the option to delay the estimated impact on regulatory capital of ASU 2016-13, "Financial Instruments — Credit Loses (Topic 326): Measurement of Credit Losses on Financial Instruments", which was effective January 1, 2020. The initial impact of adoption of ASU 2016-13 as well as 25% of the quarterly increases in the allowance for credit losses subsequent to adoption of ASU 2016-13 (collectively, the "transition adjustments") will be delayed for two years. After two years, the cumulative amount of the transition adjustments will become fixed and will be phased out of the regulatory capital calculations evenly or on a three year period, with 75% recognized in year three, 50% recognized in year four, and 25% recognized in year five. After five years, the temporary regulatory capital benefits will be fully reversed. The elected option did not have a material impact on our capital ratios.

Imposition of Liability for Undercapitalized Subsidiaries

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") required each federal banking agency to revise its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of nontraditional activities, as well as reflect the actual performance and expected risk of loss on multifamily mortgages.

As discussed above, in accordance with the law, each federal banking agency has specified, by regulation, the levels at which an insured institution would be considered "well capitalized," adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. As of December 31, 2024, the Company's subsidiary bank exceeded the capital levels required to be deemed "well capitalized."

Additionally, FDICIA requires bank regulators to take prompt corrective action to resolve problems associated with insured depository institutions. In the event an institution becomes undercapitalized, it must submit a capital restoration plan.

Under these prompt corrective action provisions of FDICIA, if a controlled bank is undercapitalized, then the regulators could require the bank to submit a capital restoration plan. If an institution becomes significantly undercapitalized or critically undercapitalized, additional and significant limitations are placed on the institution. The capital restoration plan of an undercapitalized institution will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary's compliance with the capital restoration plan until it becomes adequately capitalized. The Company has control of its subsidiary bank for the purpose of this statute.

Further, by statute and regulation, a bank holding company must serve as a source of financial and managerial strength to each bank that it controls and, under appropriate circumstances, may be required to commit resources to support each such controlled bank. This support may be required at times when the bank holding company may not have the resources to provide the support. In addition, if the Federal Reserve believes that a bank holding company's activities, assets or affiliates represent a significant risk to the financial safety, soundness or stability of a controlled bank, then the Federal Reserve could require the bank holding company to terminate the activities, liquidate the assets or divest the affiliates. The regulators may require these and other actions in support of controlled banks even if such actions are not in the best interests of the bank holding company or its stockholders.

Acquisitions by Bank Holding Companies

The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before it may acquire all or substantially all of the assets of any bank or ownership or control of any voting shares of any bank if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. In approving bank acquisitions by bank holding companies, the Federal Reserve is required to consider the financial and managerial resources and future prospects of the bank holding company and banks concerned, the convenience and needs of the communities to be served, the effect on competition as well as the financial stability of the United States. The Attorney General of the United States may, within 30 days after approval of an acquisition by the Federal Reserve, bring an action challenging such acquisition under the federal antitrust laws, in which case the effectiveness of such approval is stayed pending a final ruling by the courts. Under certain circumstances, the 30-day period may be shortened to 15 days.

Control Acquisitions

The Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as the Company, would, under the circumstances set forth in the presumption, constitute acquisition of control of the Company.

In addition, the BHC Act prohibits any entity from acquiring 25% (the BHC Act has a lower limit for acquirers that are existing bank holding companies) or more of a bank holding company's or bank's voting securities, or otherwise obtaining control or a controlling influence over a bank holding company or bank without the approval of the Federal Reserve. On January 31, 2020, the Federal Reserve Board approved the issuance of a final rule (which became effective October 1, 2020) that clarified and codified the Federal Reserve's standards for determining whether one company has control over another. The final rule established four categories of tiered presumptions of noncontrol that are based on the percentage of voting shares held by the investor (less than 5%, 5-9.9%, 10-14.9% and 15-24.9%) and the presence of other indicia of control. As the percentage of ownership increases, fewer indicia of control are permitted without falling outside of the presumption of noncontrol. These indicia of control include nonvoting equity ownership, director representation, management interlocks, business relationship and restrictive contractual covenants. Under the final rule, investors can hold up to 24.9% of the voting securities and up to 33% of the total equity of a company without necessarily having a controlling influence.

Anti-Tying Restrictions

Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other services offered by a holding company or its affiliates.

Bank Regulation

TBK Bank

TBK Bank is a Texas state savings bank and is subject to various requirements and restrictions under the laws of the United States and Texas and to regulation, supervision and regular examination by the FDIC and the DSML. TBK Bank is required to file reports with the FDIC and the DSML concerning its activities and financial condition in addition to obtaining regulatory approvals before entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. The regulators have the power to enforce compliance with applicable banking statutes and regulations. Those regulations include requirements to maintain reserves against deposits, restrictions on the nature and amount of loans that may be made and the interest that may be charged on loans and restrictions relating to investments and other activities of TBK Bank.

Standards for Safety and Soundness

As part of FDICIA's efforts to promote the safety and soundness of depository institutions and their holding companies, appropriate federal banking regulators are required to have in place regulations specifying operational and management standards (addressing internal controls, loan documentation, credit underwriting and interest rate risk), asset quality and earnings. As discussed above, the Federal Reserve and the FDIC have extensive authority to police unsafe or unsound practices and violations of applicable laws and regulations by depository institutions and their holding companies. For example, the FDIC may terminate the deposit insurance of any institution that it determines has engaged in an unsafe or unsound practice. The agencies can also assess civil money penalties of up to $1 million per day, issue cease-and-desist or removal orders, seek injunctions and publicly disclose such actions.

The ability of TBK Bank, as a Texas state savings bank, to pay dividends is restricted under the Texas Finance Code. Pursuant to the Texas Finance Code, a Texas state savings bank may declare and pay a dividend out of current or retained earnings, in cash or additional stock, to the holders of record of the stock outstanding on the date the dividend is declared. However, without the prior approval of the DSML, a cash dividend may not be declared by the board of a Texas state savings bank that the DSML considers to be in an unsafe condition or to have less than zero total retained earnings on the date of the dividend declaration.

TBK Bank is also subject to certain restrictions on the payment of dividends as a result of the requirement that it maintain an adequate level of capital in accordance with guidelines promulgated from time to time by the federal regulators.

The present and future dividend policy of TBK Bank is subject to the discretion of its board of directors. In determining whether to pay dividends to Triumph Financial and, if made, the amount of the dividends, the board of directors of TBK Bank considers many of the same factors discussed above. TBK Bank cannot guarantee that it will have the financial ability to pay dividends to Triumph, or if dividends are paid, that they will be sufficient for Triumph Financial to make distributions to stockholders. TBK Bank is not obligated to pay dividends.

Restrictions on Transactions with Affiliates

Section 23A of the Federal Reserve Act imposes quantitative and qualitative limits on transactions between a bank and any affiliate and requires certain levels of collateral for such loans. It also limits the amount of advances to third parties which are collateralized by the securities or obligations of the Company. Section 23B of the Federal Reserve Act requires that certain transactions between the Company's subsidiary bank and its affiliates must be on terms substantially the same, or at least as favorable, as those prevailing at the time for comparable transactions with or involving other nonaffiliated companies. In the absence of such comparable transactions, any transaction between the bank and its affiliates must be on terms and under circumstances, including credit standards, which in good faith would be offered to or would apply to nonaffiliated companies.

Capital Adequacy

In addition to the capital rules applicable to both banks and bank holding companies discussed above, under the prompt corrective action regulations, the federal bank regulators are required and authorized to take supervisory actions against undercapitalized banks. For this purpose, a bank is placed in one of the following five categories based on the bank's capital:

- well-capitalized (at least 5% leverage capital, 6.5% common equity Tier 1 risk-based capital, 8% Tier 1 risk-based capital and 10% total risk-based capital);

- adequately capitalized (at least 4% leverage capital, 4.5% common equity Tier 1 risk-based capital, 6% Tier 1 risk-based capital and 8% total risk-based capital);

- undercapitalized (less than 4% leverage capital, 4.5% common equity Tier 1 risk-based capital, 6% Tier 1 risk-based capital and 8% total risk-based capital);

- significantly undercapitalized (less than 3% leverage capital, 3% common equity Tier 1 risk-based capital, 4% Tier 1 risk-based capital and 6% total risk-based capital); and

- critically undercapitalized (less than 2% tangible capital).

Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, banking regulators must appoint a receiver or conservator for an institution that is "critically undercapitalized." The federal banking agencies have specified by regulation the relevant capital level for each category. An institution that is categorized as "undercapitalized," "significantly undercapitalized," or "critically undercapitalized" is required to submit an acceptable capital restoration plan to its appropriate federal banking agency.

Failure to meet capital guidelines could subject our subsidiary bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits and other restrictions on our business.

Deposit Insurance

The FDIC insures the deposits of federally insured banks up to prescribed statutory limits for each depositor, through the Deposit Insurance Fund ("DIF") and safeguards the safety and soundness of the banking and thrift industries. The amount of FDIC assessments paid by each insured depository institution is based on its relative risk of default as measured by regulatory capital ratios and other supervisory factors.

The FDIC's deposit insurance premium assessment is based on an institution's average consolidated total assets minus average tangible equity.

We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. At least semi-annually, the FDIC will update its loss and income projections for the DIF and, if needed, will increase or decrease assessment rates, following notice-and-comment rulemaking, if required. If there are additional bank or financial institution failures or if the FDIC otherwise determines to increase assessment rates, TBK Bank may be required to pay higher FDIC insurance premiums. Any future increases in FDIC insurance premiums may have a material and adverse effect on our earnings.

Consumer Financial Protection Bureau

The Consumer Financial Protection Bureau ("CFPB") is granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Act, the Consumer Financial Privacy provisions of the Gramm-Leach-Bliley Act and certain other statutes. The CFPB has examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Depository institutions with less than $10 billion in assets, such as our subsidiary depository institution, are subject to rules promulgated by the CFPB, which may increase their compliance risk and the costs associated with their compliance efforts, but the banks will continue to be examined and supervised by federal banking regulators for consumer compliance purposes. The CFPB has authority to prevent unfair, deceptive or abusive practices in connection with the offering of consumer financial products.

The CFPB has issued regulatory guidance and has proposed, or will be proposing, regulations on issues that directly relate to our business including certain types of fees we charge our customers. Although it is difficult to predict the full extent to which the CFPB's final rules impact the operations and financial condition of our subsidiary bank, such rules may have a material impact on the bank's compliance costs, compliance risk and fee income.

Privacy

Under the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records, financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing personal financial information with nonaffiliated third parties except for third parties that market the institutions' own products and services. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third-party for use in telemarketing, direct mail marketing or other marketing through electronic mail to consumers.

The USA PATRIOT Act, International Money Laundering Abatement and Financial Anti-Terrorism Act and Bank Secrecy Act

A major focus of governmental policy on financial institutions has been aimed at combating money laundering and terrorist financing. The USA PATRIOT Act and the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 substantially broadened the scope of U.S. anti-money laundering laws and penalties, specifically related to the Bank Secrecy Act and expanded the extra-territorial jurisdiction of the United States. The U.S. Treasury has issued a number of implementing regulations which apply various requirements of the USA PATRIOT Act to financial institutions such as TBK Bank. These regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers.

Failure of a financial institution and its holding company to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with relevant laws and regulations, could have serious legal, reputational and financial consequences for the institution. Because of the significance of regulatory emphasis on these requirements, TBK Bank will continue to expend significant staffing, technology and financial resources to maintain programs designed to ensure compliance with applicable laws and regulations and an effective audit function for testing of the bank's compliance with the Bank Secrecy Act on an ongoing basis.

Community Reinvestment Act

The CRA requires that, in connection with examinations of financial institutions within its jurisdiction, the FDIC and the state banking regulators, as applicable, evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on us. Additionally, we must publicly disclose the terms of various CRA-related agreements.

Qualified Thrift Lender

As a Texas state savings bank, TBK Bank is required to meet a Qualified Thrift Lender ("QTL") test to avoid certain restrictions on its activities. TBK Bank is currently, and expects to remain, in compliance with QTL standards.

Other Regulations

Interest and other charges that our subsidiary bank collects or contracts for are subject to state usury laws and federal laws concerning interest rates.

Our bank's loan operations are also subject to federal laws applicable to credit transactions, such as:

- the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
- the Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
- the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
- the Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies;
- the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and
- the rules and regulations of the various governmental agencies charged with the responsibility of implementing these federal laws.

In addition, our subsidiary bank's deposit operations are subject to the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Concentrated Commercial Real Estate Lending Regulations

The Federal Reserve and other federal banking regulatory agencies promulgated guidance governing financial institutions with concentrations in commercial real estate lending. The guidance provides that a bank has a concentration in commercial real estate lending if (i) total reported loans for construction, land development and other land represent 100% or more of total capital or (ii) total reported loans secured by multifamily and non-farm residential properties and loans for construction, land development and other land represent 300% or more of total capital and the bank's commercial real estate loan portfolio has increased 50% or more during the prior 36 months. If a concentration is present, management must employ heightened risk management practices including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing and increasing capital requirements.

All of the above laws and regulations add significantly to the cost of operating the Company and our subsidiary depository institution and thus have a negative impact on profitability. We would also note that there has been a tremendous expansion experienced in recent years by certain financial service providers that are not subject to the same rules and regulations as the Company and our subsidiary depository institution. These institutions, because they are not so highly regulated, have a competitive advantage over us and our subsidiary depository institution and may continue to draw large amounts of funds away from banking institutions, with a continuing adverse effect on the banking industry in general.

Effect of Governmental Monetary Policies

The commercial banking business is affected not only by general economic conditions but also by both U.S. fiscal policy and the monetary policies of the Federal Reserve. Some of the instruments of fiscal and monetary policy available to the Federal Reserve include changes in the discount rate on member bank borrowings, the fluctuating availability of borrowings at the "discount window," open market operations, the imposition of and changes in reserve requirements against member banks' deposits and assets of foreign branches, the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates and the placing of limits on interest rates that member banks may pay on time and savings deposits. Such policies influence to a significant extent the overall growth of bank loans, investments and deposits and the interest rates charged on loans or paid on time and savings deposits. We cannot predict the nature of future fiscal and monetary policies and the effect of such policies on future business and our earnings.

Human Capital

Corporate Values

As of December 31, 2024, we had 1,553.0 full-time equivalent employees. We are focused on "Helping People Triumph." It's our brand purpose and our core values align with that purpose. We believe that our customers, team members, communities and shareholders benefit from it. As a result, how we do business is as important to us as what is achieved through our efforts. That belief forms the basis of the core values our team members honor. They carry those values into the communities where they live and work.

We are committed to maintaining a work environment where every team member is treated with dignity and respect, free from the threat of discrimination or harassment. As stated in our Board approved Code of Business Conduct & Ethics, we expect these same standards apply to all stakeholders, to our interactions with customers, vendors and independent contractors. TFIN expects these values to be applied globally and by those we do business with.

T-R-I-U-M-P-H

- Transparency – Communicate the truth consistently, directly and professionally. Open communication is the foundation of strong relationships.

- Respect – Treat others as you want to be treated. Put the needs of others and the needs of the team before promoting your own agenda.

- Invest For The Future – Do not allow the immediate to crowd out the important. Success that endures is built upon a long-term perspective.

- Unique Is Good – Be aware of following the crowd. Being unique can be difficult, but if it were easy, everyone would do it.

- Mission Is More Than Money – Make everything you're involved in better. This includes doing good in the areas of greatest need – in your community and around the world.

- People Make The Difference – In any situation the most important criteria for success are the quality of people and quality of their thinking.

- Humility – Model humility in all that you do. Humility is not passivity, as it requires the courage to prefer the needs of others over your own.

We intend our support for these measures to apply broadly to all persons. It is embodied in our company culture, core values and our Code of Business Conduct & Ethics. We have a responsibility to our customers, communities and each other as team members. Our employees, vendors, business partners and our Board of Directors are held to the highest standards of ethics and are responsible for demonstrating behaviors consistent with those high standards and our core values. Compliance with laws, rules and regulations is only the beginning. We encourage our team members to obey the law, both in letter and in spirit, and this forms the foundation on which our ethical standards are built. All of our team members, officers and directors, must respect and obey the laws and regulations of the United States, as well as the cities and states in which we serve our customers. Although not all team members are expected to know the details of all of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate resources.

We require team members to annually complete training on our code of business conduct and ethics, certifying that they have read and understand our policies and principles.

Labor Practices

We are proud to be an Equal Opportunity Employer and enforce those values throughout all of our operations. We prohibit discrimination in hiring or advancement against any individual. The fundamental principle in our operations is to treat others the way we want to be treated. As a result, it is our desire to implement practices across our enterprise that encourage and respect the dignity of all our team members and customers.

We strive to ensure our team members have access to working conditions that provide a safe and healthy environment, free from work-related injuries and illnesses. Our locations employ badges and keypads to enter or to enter restricted areas of locations that have a public presence. Triumph Financial also employs a security team, to track and remediate vulnerabilities in our physical, transactional, and team member security. We encourage team members to raise concerns about actual or suspected misconduct. Triumph Financial provides comprehensive medical, dental, and vision plans, health savings accounts, PTO and sick time, long-term disability, term life, dependent life, AD&D insurance, childcare and dependent care programs, flexible spending accounts, FMLA, and employee assistance and wellness programs. We also maintain an employee stock purchase program. We are committed to providing our team members with applicable rights and certain freedoms, such as good working conditions, open communication, reasonable job security, personal growth opportunities, training and education, and communication of job expectations.

Diversity and Inclusion

We believe that the right people, in the right roles, with the right skills, immersed in the right culture will lead to our collective success. Having the "right people" on our team means that we maintain an awareness of diversity and inclusion. Doing so makes us a better company, a better employer, a better neighbor and a better investment. Building a better tomorrow includes celebrating the uniqueness of our team members, customers, partners, and communities while promoting a culture of understanding and acceptance. We dedicate ourselves to creating an environment where we value and listen to everyone with humility and we act with respect regardless of gender, race, creed, orientation, or background. An important way we invest in our future is by building a team of diverse individuals at every level of business or relationship.

The diversity of Triumph's team members is a tremendous asset. We are committed to providing equal employment and advancement opportunities to qualified individuals and will not tolerate illegal discrimination or harassment. Team members are expected to immediately report any improper discrimination or harassment to the appropriate supervisor and Human Resources.

In August 2020, our CEO directed the formation of the CEO's Council on Diversity & Inclusion ("The Council") at Triumph. The Council consists of a diverse group of team members from all levels of our organization representing a mix of gender, experience, races, and ethnicity. The Council's focus is on diversity and inclusion in our workforce, workplace, community, and suppliers. They are responsible for connecting our diversity and inclusion activities with our broader business strategies. Additionally, we created a Leader of Diversity & Inclusion position to provide direction and leadership as we build processes and initiatives aimed at diversity and inclusion.

We are proud of the diversity of our leadership team. Our Board of Directors consists of 11 members — the majority of whom are independent; 27% of our board members are women, and 18% are minorities. We also strive for diversity throughout the rest of our organizational structure. Based on current census data and team member demographics, females represent 61% of the Company's employee base, 65% of our management structure through vice president, and 33% of management, senior vice president and above. This compares to 50% female representation in the related communities in which our businesses reside. As for ethnic minority representation across the Company, ethnic minorities represent 43% of our employee base, 31% of our management structure through vice president, and 12% of our management structure between senior vice president and executive.

Employee Recruitment, Development and Retention

Our success is a direct reflection of our ability to attract and retain the best, most diverse, and highest-performing talent. To do this, we make substantial investments in our team members, providing them with opportunities to learn, develop and advance their careers. We believe in fostering a strong culture based on our core values, which creates an impact at work, generates long-term value for our stakeholders, and makes lasting contributions to our communities.

We strive to recruit top talent from both educational institutions and the broader industry. We support team members should they wish to continue their education in subjects and fields that are directly related to our operations, activities and objectives. We encourage our team members to pursue educational opportunities that will help improve job performance and professional development. To further this goal, we reimburse tuition and certain fees for satisfactory completion of approved educational courses and certain certifications. Included are college credit courses at accredited colleges and universities, continuing education courses and certification exams. To be eligible for reimbursement, the Company must approve all courses and certification(s) prior to enrollment.

We employ Gallup Engagement Surveys to gauge employee satisfaction and solicit feedback from team members on ways management can improve the working environment and development of team members. Management has specific goals developed through these surveys and is incentivized to constantly improve the work environment and team member satisfaction and retention.

We are led by an experienced core management team with substantial experience in the markets that we serve and the financial products that we offer. Our operating strategy focuses on providing products and services through long-term relationship managers. Accordingly, our success depends in large part on the performance of our key personnel, as well as on our ability to attract, motivate and retain highly qualified senior and middle management. We believe that the work environment described above contributes to employee satisfaction and retention; however, we also have succession plans in place for key personnel.

For the year ended December 31, 2024, salaries and employee benefits expense was $219.6 million compared to $210.6 million during the same period a year ago. Expenses related to education, training, executive development, recruiting, and placement are recorded in other noninterest expense. Expense related to education, training, and executive development was $1.8 million for the year ended December 31, 2024 compared to $1.6 million for the year ended December 31, 2023. This expense reflects our commitment to enhanced investment in the development of our team members year after year. Recruiting and placement expense was $0.8 million for the years ended December 31, 2024 and 2023. In recent years, we have put an increased focus on the use of internal recruiting resources to address staffing demands to support the growth of the organization and a more competitive macro labor market.

Environmental Matters

Triumph recognizes that our activities may have an impact on our planet. We are committed to sustainable finance, balancing environmental stewardship with responsible business operations, and complying with all applicable laws.

We recognize that we have a responsibility to conduct our operations in a sustainable, responsible manner. Given our size and the nature of our business, our direct impacts are de minimis, but Triumph recognizes elements such as, but not limited to, electricity use, possible emissions from HVAC equipment, utilities related waste water, and refuse disposal consisting mostly of paper products.

Where appropriate, we prefer environmentally friendly products and services and actively recycle in all our facilities. We do this through the implementation of LED lighting in our workplaces and working to reduce our reliance on disposable products. As we renovate or build new facilities, we try to leverage renewable sources for power and HVAC through the employment of solar panels and heat pumps. We have also invested in tools and capabilities that allow our team members to work remotely as appropriate.

Triumph impacts the environment through our operations and recognizes that we lend to entities whose operations may impact the environment. To manage this impact, we seek to maintain an appropriate awareness of the potential negative impacts that could arise from those activities.

In general, we evaluate each credit or transaction on its individual merits, with larger deals receiving more attention and deeper analysis. Our underwriting process regularly looks at governance issues and seeks to incorporate relevant industry risks.

The Bank has set certain formal limits on concentrations of certain types of lending or industries and, even informally, stays aware of industries to which we seek to limit our exposure. We have strong capabilities to report on industry concentrations as we see changing or evolving trends which would require attention.

The Bank's lending and credit areas are governed by several policies, including, but not limited to: the Commercial Loan Policy, the Environmental Risk and Liability Policy, and the Fair Lending Policy.

When considering credit, we take into account social and governance issues as we evaluate individual businesses. We seek to understand issues related to Boards, shareholders, principals and management, including factors that would speak to character and/or ethical concerns. These factors impact our risk grading and our overall willingness to enter into relationship with Borrowers.

For certain types of credits, environmental issues or potential issues are also considered. For example, on real estate deals, we require environmental due diligence in accordance with our policy to understand the environmental risks associated with the transaction. Potential environmental concerns related to a property and/or the business operating within the property materially impact the Bank's deal structure and willingness to provide financing. In some instances, the Bank requires funds be set aside for site remediation in order to move forward on a transaction.

Available Information

The Company's internet address is www.tfin.com. The Company makes available at this address, free of charge, its annual report on Form 10-K, its annual reports to stockholders, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission (the "SEC"). These documents are also available on the SEC's website at www.sec.gov.

ITEM 1A. RISK FACTORS.

Our business and results of operations are subject to numerous risks and uncertainties, many of which are beyond our control. The material risks and uncertainties that management believes affect the Company are described below. Additional risks and uncertainties that management is not aware of or that management currently deems immaterial may also impair the Company's business operations. This report is qualified in its entirety by these risk factors. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of our securities could decline significantly, and you could lose all or part of your investment. Additionally, while some of the factors, events and contingencies described herein may have occurred in the past, the disclosures herein are not representations as to whether or not they have occurred and are instead provided because future occurrences thereof could adversely affect the Company. In addition to the factors discussed in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in the risk factors below, global economic and geopolitical conditions and additional or unforeseen circumstances, developments, or events may give rise to or amplify many of the risks discussed below.Some statements in the following risk factors constitute forward-looking statements. Please refer to "Cautionary Note Regarding Forward-Looking Statements" in Item 7 of this report.

Summary

Our risk factors can be broadly summarized by the following categories:

- Economic Risks

- Credit and Interest Rate Risks

- Strategic Risks

- Transportation Concentration Risks

- Risks Relating to our Payments Business

- Operational Risks

- Risks Relating to the Regulation of Our Industry

- Risks Relating to the Company's Common Stock

- General Risks

While not an exhaustive list, our risk factors are generally designed to address the following factors:

- business and economic conditions generally and in the bank and non-bank financial services industries, nationally and within our local market areas;

- our ability to mitigate our risk exposures;

- our ability to maintain our historical earnings trends;

- changes in management personnel;

- interest rate risk;

- concentration of our products and services in the transportation industry;

- risks related to our Payments, Intelligence, and Factoring business and the associated growth in such product line;

- credit risk associated with our loan portfolio;

- lack of seasoning in our Payments business;

- deteriorating asset quality and higher loan charge-offs;

- time and effort necessary to resolve nonperforming assets;

- inaccuracy of the assumptions and estimates we make in establishing reserves for probable loan losses and other estimates;

- risks related to the integration of acquired businesses and any future acquisitions;

- our ability to successfully identify and address the risks associated with our possible future acquisitions, and the risks that our prior and possible future acquisitions make it more difficult for investors to evaluate our business, financial condition and results of operations, and impairs our ability to accurately forecast our future performance;

- lack of liquidity;

- fluctuations in the fair value and liquidity of the securities we hold for sale;

- impairment of investment securities, goodwill, other intangible assets or deferred tax assets;

- our risk management strategies;

- environmental liability associated with our lending activities;

- increased competition in the bank and non-bank financial services industries, nationally, regionally or locally, which may adversely affect pricing and terms;

- the accuracy of our financial statements and related disclosures;

- material weaknesses in our internal control over financial reporting;

- system failures and failures to maintain our information technology infrastructure;

- cybersecurity risk, including failures to prevent breaches of our network security;

- the institution and outcome of litigation and other legal proceedings against us or to which we become subject;

- changes in carry-forwards of net operating losses;

- changes in federal tax law or policy;

- the impact of recent and future legislative and regulatory changes, including changes in banking, securities and tax laws and regulations, such as the Dodd-Frank Act and their application by our regulators, as well as privacy, cybersecurity, and artificial intelligence regulation and oversight;

- governmental monetary and fiscal policies including tariffs;

- changes in the scope and cost of FDIC, insurance and other coverages;

- failure to receive regulatory approval for future acquisitions;

- increases in our capital requirements; and

- the impact of a global pandemic on our business

The foregoing factors should not be construed as exhaustive. This summary of risk factors should be read in conjunction with the more detailed risk factors below.

Economic Risks

As a business operating in the bank and non-bank financial services industries, our business and operations may be adversely affected in numerous and complex ways by weak economic conditions.

As a business operating in the bank and non-bank financial services industries, our business and operations are sensitive to general business and economic conditions in the United States. If the U.S. economy weakens, our growth and profitability from our operations, including lending and deposit services, could be constrained. Uncertainty about the federal fiscal and domestic policymaking process (including the debt ceiling), the impact of any imposed tariffs, the medium and long-term fiscal outlook of the federal and state governments (including possible ratings downgrades) and future tax rates (or other amendments to the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code") or to state tax laws) is a concern for businesses, consumers and investors in the United States. In addition, economic conditions in foreign countries, including uncertainty in areas experiencing geopolitical tension, could affect the stability of global financial markets, which could hinder U.S. economic growth. Weak national economic conditions are characterized by severe inflation or deflation, changes in unemployment, rising wages in a tight labor market, supply chain complications, fluctuations in debt and equity capital markets, a lack of liquidity and/or depressed prices in the secondary market for mortgage loans, increased delinquencies on mortgage, consumer and commercial loans, residential and commercial real estate price declines and lower home sales and commercial activity. The current economic environment is characterized by an elevated interest rate environment, and our ability to retain or grow our deposit base could be hindered by higher market interest rates in the future. Additionally, elevated interest rates on our adjustable rate loans could make it more difficult for our borrowers to repay their loans, potentially leading to increased delinquencies, increased volume of loan modifications, and financial losses for the Company. In addition to rising costs for the Company, the current inflationary environment could adversely impact the operations of our borrowers, customers and business partners resulting in financial losses for the Company. All of these factors may be detrimental to our business and the interplay between these factors can be complex and unpredictable. Our business is also significantly affected by monetary and related policies of the U.S. federal government and its agencies. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control. Adverse economic conditions and government policy responses to such conditions (including tariffs) could have an adverse effect on our business, financial condition and results of operations.

We may be adversely affected by the soundness of other financial institutions.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Bank and non-bank financial services companies are interrelated as a result of trading, clearing, counterparty and other relationships. Through our transactions in the bank and non-bank financial services industries, we have exposure to a variety of industries and different counterparties, including brokers and dealers, commercial banks, investment banks and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more bank or non-bank financial services companies, or the bank or non-bank financial services industries generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. These losses or defaults could have an adverse effect on our business, financial condition and results of operations.

Credit and Interest Rate Risks

We are subject to interest rate risk, which could adversely affect our financial condition and profitability.

The majority of our banking assets and liabilities are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our earnings are significantly dependent on our net interest income, the principal component of our earnings, which is the difference between interest earned by us from our interest-earning assets, such as loans and investment securities, and interest paid by us on our interest-bearing liabilities, such as deposits and borrowings. We expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this "gap" will negatively impact our earnings. The impact on earnings is more adverse when short-term interest rates increase more than long-term interest rates or when long-term interest rates decrease more than short-term interest rates. Many factors impact interest rates, including governmental monetary policies, inflation, recession, changes in unemployment, the money supply and international disorder and instability in domestic and foreign financial markets.

Interest rate increases often result in larger payment requirements for our borrowers, which increases the potential for default. At the same time, the marketability of the property securing a loan may be adversely affected by any reduced demand resulting from higher interest rates. In a declining interest rate environment, there may be an increase in prepayments on loans as borrowers refinance their loans at lower rates. Changes in interest rates also can affect the value of loans, securities and other assets. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reduction of income recognized, which could have a material adverse effect on our results of operations and cash flows. Further, when we place a loan on nonaccrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. At the same time, we continue to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonperforming assets would have an adverse impact on net interest income. If interest rates were to decline, we could experience net interest margin compression as our interest-earning assets would continue to reprice downward while our interest-bearing liability rates could fail to decline in tandem. Such an occurrence would have an adverse effect on our net interest income and could have an adverse effect on our business, financial condition and results of operations.

Our asset-based lending and factoring products may expose us to an increased risk of fraud.

We rely on the structural features embedded in our asset-based lending and factoring products to mitigate the credit risk associated with such products. With respect to our asset-based loans, we limit our lending to a percentage of the customer's borrowing base assets that we believe can be readily liquidated in the event of financial distress of the borrower. With respect to our factoring products, we purchase the underlying invoices of our customers and become the direct payee under such invoices, thus transferring the credit risk in such transactions from our customers to the underlying account debtors on such invoices. In the event one or more of our customers fraudulently represents the existence or valuation of borrowing base assets in the case of an asset-based loan, or the existence or validity of an invoice we purchase in the case of a factoring transaction, we may advance more funds to such customer than we otherwise would and lose the benefit of the structural protections of our products with respect to such advances. In such event we could be exposed to material additional losses with respect to such loans or factoring products. Although we believe we have controls in place to monitor and detect fraud with respect to our asset-based lending and factoring products, there is no guarantee such controls will be effective. We have experienced fraud with respect to these products in the past, which has not had a material effect. We anticipate that we will experience such fraud in the future and it could have a material effect. Losses from such fraudulent activity could have a material impact on our business, financial condition and results of operations.

Our commercial finance clients, particularly with respect to our factoring business and asset-based lending product lines, may lack the operating history, cash flows or balance sheet necessary to support other financing options and may expose us to additional credit risk, especially if our additional controls for such products are ineffective in mitigating such additional risks.

A significant portion of our loan portfolio consists of commercial finance products. Some of these commercial finance products, particularly asset-based loans and our factored receivables, arise out of relationships with clients who lack the operating history, cash flows or balance sheet necessary to qualify for other financing options. We attempt to control for the additional credit risk in these relationships through credit management processes employed in connection with these transactions. However, if such controls are ineffective in controlling this additional risk or if we fail to follow the procedures we have established for managing this additional risk, we could be exposed to additional losses with respect to such product lines that could have an adverse effect on our business, financial condition and results of operations.

Our agriculture loans may expose us to risk of credit defaults due to changes in commodity prices.

Our agriculture loans generally consist of (i) real estate loans secured by farmland, (ii) equipment financing for specific agriculture equipment, including irrigation systems, (iii) crop input loans primarily focused on corn, wheat and soybeans, and (iv) loans secured by cattle and other livestock. Decreases in commodity prices may negatively affect both the cash flows of the borrowers and the value of the collateral supporting such loans. Although we attempt to account for the possibility of such commodity price fluctuations in underwriting, structuring and monitoring our agriculture loans, there is no guarantee that efforts will be successful, and we may experience increased delinquencies or defaults in this portfolio or be required to increase our provision for loan losses, which could have an adverse effect on our business, financial condition and results of operations.

Lack of seasoning in portions of our loan portfolio could increase risk of credit defaults in the future.

As a result of our growth over the past several years, certain portions of our loan portfolio are of relatively recent origin. Loans may not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as "seasoning." As a result, a portfolio of older loans will usually behave more predictably than a newer portfolio. Because such portions of our portfolio are relatively new, the current level of delinquencies and defaults may not represent the level that may prevail as the portfolio becomes more seasoned. If delinquencies and defaults increase, we may be required to increase our provision for loan losses, which could have an adverse effect on our business, financial condition and results of operations.

We may not be able to adequately measure and limit the credit risk associated with our loan portfolio, our business and financial condition, which could adversely affect profitability.

As a part of our products and services, we make commercial and commercial real estate loans. The principal economic risk associated with each class of loans is the creditworthiness of the borrower, which is affected by the strength of the relevant business market segment, local market conditions and general economic conditions. Additional factors related to the credit quality of commercial loans include the quality of the management of the business and the borrower's ability both to properly evaluate changes in the supply and demand characteristics affecting our market for products and services and to effectively respond to those changes. Additional factors related to the credit quality of commercial real estate loans include tenant vacancy rates and the quality of management of the property. A failure to effectively measure and limit the credit risk associated with our loan portfolio could have an adverse effect on our business, financial condition and results of operations.

The small-to-mid-sized businesses that comprise a material portion of our loan portfolio may have fewer resources to weather a downturn in the economy, which may impair a borrower's ability to repay a loan to us, which could materially harm our operating results.

A significant element of our business strategy involves offering our commercial finance products to small-to-mid-sized businesses. These small-to-mid-sized businesses frequently have smaller market share than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience significant volatility in operating results. Any one or more of these factors may impair the borrower's ability to repay a loan. In addition, the success of a small-to-mid-sized business often depends on the management talents and efforts of one or two persons or a small group of persons and the death, disability or resignation of one or more of these persons could have a material adverse impact on the business and its ability to repay a loan. Economic downturns and other events that negatively impact our market areas could cause us to incur substantial credit losses that could have an adverse effect on our business, financial condition and results of operations.

Our concentration of large loans to certain borrowers may increase our credit risk.

While we attempt to monitor the concentration of our loan portfolio by borrower, geography and industry, we nonetheless may have concentrations in these areas that increase the risk to our loan portfolio resulting from adverse changes impacting such borrowers, geographies or industries. For example, we have made a significant number of large loans to a small number of borrowers, resulting in a concentration of large loans to these borrowers. Consequently, we may have significant exposure if any of these borrowers becomes unable to pay their loan obligations as a result of economic or market conditions, or personal circumstances, such as divorce or death. In addition, a large portion of our loans are made in our community banking markets of Iowa, Illinois, Colorado, New Mexico, and Kansas and in Texas, the home of our corporate headquarters and the majority of our commercial finance operations. We also have lending concentrations in industries such as transportation including some considerable transportation equipment concentration and debtor concentration across factoring and payments, construction and energy services. In particular our factoring and payments businesses may have at any particular time, significant outstanding exposure to large freight brokers and shippers including factored receivables, quick pay transactions, extended payment terms, and payment settlements. As a result, the performance of our portfolio could be adversely impacted by economic or market conditions affecting these geographies or industries, such as the impact of falling oil prices on the energy services industry specifically or the Texas economy more generally, all of which could have an adverse effect on our business, financial condition and results of operations.

The amount of our nonperforming assets may increase significantly, which could result in additional losses and costs that will negatively affect our operations.

At December 31, 2024, we had a total of approximately $120.3 million of nonperforming assets, constituting approximately 2.02% of total assets. Should the amount of nonperforming assets increase in the future, we may incur losses and the costs and expenses to maintain such assets likewise can be expected to increase and potentially negatively affect earnings. Any additional increase in losses due to such assets could have an adverse effect on our business, financial condition and results of operations. Such effects may be particularly pronounced in a market of reduced real estate values and excess inventory.

Our Allowance for Credit Loss ("ACL") may prove to be insufficient to absorb life-time losses in our loan portfolio, which may adversely affect our business, financial condition and results of operations.

Under the current expected credit loss model, the allowance for credit losses on loans is a valuation allowance estimated at each balance sheet date in accordance with GAAP that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. We estimate the ACL on loans based on the underlying assets' amortized cost basis, which is the amount at which the financing receivable is originated or acquired, adjusted for applicable accretion or amortization of premium, discount, and net deferred fees or costs, collection of cash, and charge-offs. Expected credit losses are reflected in the allowance for credit losses through a charge to credit loss expense. When we deem all or a portion of a financial asset to be uncollectible the appropriate amount is written off and the ACL is reduced by the same amount. We apply judgment to determine when a financial asset is deemed uncollectible; however, generally speaking, an asset will be considered uncollectible no later than when all efforts at collection have been exhausted. Subsequent recoveries, if any, are credited to the ACL when received.

We measure expected credit losses of financial assets on a collective (pool) basis, when the financial assets share similar risk characteristics. Depending on the nature of the pool of financial assets with similar risk characteristics, we use a discounted cash flow ("DCF") method or a loss-rate method to estimate expected credit losses. Our methodologies for estimating the ACL consider available relevant information about the collectability of cash flows, including information about past events, current conditions, and reasonable and supportable forecasts. The methodologies apply historical loss information, adjusted for asset-specific characteristics, economic conditions at the measurement date, and forecasts about future economic conditions expected to exist through the contractual lives of the financial assets that are reasonable and supportable, to the identified pools of financial assets with similar risk characteristics for which the historical loss experience was observed. Our methodologies revert back to historical loss information on a straight-line basis over eight quarters when it can no longer develop reasonable and supportable forecasts.

Loans that do not share risk characteristics are evaluated on an individual basis. For collateral dependent financial assets where we have determined that foreclosure of the collateral is probable, or where the borrower is experiencing financial difficulty and we expect repayment of the financial asset to be provided substantially through the operation or sale of the collateral, the ACL is measured based on the difference between the fair value of the collateral and the amortized cost basis of the asset as of the measurement date. When repayment is expected to be from the operation of the collateral, expected credit losses are calculated as the amount by which the amortized cost basis of the financial asset exceeds the present value of expected cash flows from the operation of the collateral. When repayment is expected to be from the sale of the collateral, expected credit losses are calculated as the amount by which the amortized costs basis of the financial asset exceeds the fair value of the underlying collateral less estimated cost to sell. The ACL may be zero if the fair value of the collateral at the measurement date exceeds the amortized cost basis of the financial asset.

As of December 31, 2024, our ACL as a percentage of total loans was 0.90% and as a percentage of total nonperforming loans was 35.93%. Additional loan losses will likely occur in the future and may occur at a rate greater than we have previously experienced. We may be required to take additional provisions for loan losses in the future to further supplement our ACL, either due to management's decision to do so or requirements by our banking regulators. In addition, bank regulatory agencies will periodically review our ACL and the value attributed to nonaccrual loans or to real estate acquired through foreclosure. Such regulatory agencies may require us to recognize future charge-offs. These adjustments could have an adverse effect on our business, financial condition and results of operations.

To the extent we engage in derivative transactions, we are exposed to credit and market risk, which could adversely affect our profitability and financial condition.

We manage interest rate risk by, among other things, utilizing derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. Through these activities, we are exposed to credit and market risk. If the counterparty fails to perform, credit risk exists to the extent of the fair value gain in the derivative. Market risk exists to the extent that interest rates change in ways that are significantly different from what we expect when we enter into the derivative transaction. The existence of credit and market risk associated with any derivative instruments we enter into could adversely affect our net interest income and, therefore, could have an adverse effect on our business, financial condition and results of operations.

Strategic Risks

We rely heavily on our management team and could be adversely affected by the unexpected loss of key officers.

We are led by an experienced core management team with substantial experience in the markets that we serve and the financial products that we offer. Our operating strategy focuses on providing products and services through long-term relationship managers. Accordingly, our success depends in large part on the performance of our key personnel, as well as on our ability to attract, motivate and retain highly qualified senior and middle management. Competition for employees is intense, and the process of locating key personnel with the combination of skills and attributes required to execute our business plan may be lengthy. We may not be successful in retaining our key employees and the unexpected loss of services of one or more of our key personnel could have a material adverse effect on our business because of their skills, knowledge of our market and financial products, years of industry experience, long-term customer relationships and the difficulty of promptly finding qualified replacement personnel. If the services of any of our key personnel should become unavailable for any reason, we may not be able to identify and hire qualified persons on terms acceptable to us, which could have an adverse effect on our business, financial condition and results of operations.

New lines of business or new products and services may subject us to additional risks. A failure to successfully manage these risks may have a material adverse effect on our business.

We have implemented a new segment and may continue to implement new lines of business, offer new products and services within our existing lines of business or shift the focus to our asset mix. There are substantial risks and uncertainties associated with these efforts, particularly in instances where such product lines are not fully mature. In developing and marketing new lines of business and/or new products and services and/or shifting the focus of our asset mix, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have an adverse effect on our business, financial condition and results of operations.

If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and customer satisfaction, or adequately address competitive challenges.

Historically, we have experienced periods of significant growth in our Factoring and Payments businesses, which puts a strain on our business, operations, and employees. We anticipate that our operations will continue to rapidly expand. To manage our current and anticipated future growth effectively, we must continue to maintain and enhance our finance and accounting systems and controls, as well as our information technology, or IT, and security infrastructure. For example, we expect we will need to invest in, and seek to enhance, our IT systems and capabilities.

We must also attract, train, and retain a significant number of qualified sales and marketing personnel, client support personnel, professional services personnel, software engineers, technical personnel, and management personnel, without undermining our corporate culture of rapid innovation, teamwork, and attention to customer success which has been central to our growth.

Failure to effectively manage our growth could also lead us to over-invest or under-invest in development and operations, result in weaknesses in our infrastructure, systems, or controls, give rise to operational mistakes, financial losses, loss of productivity or business opportunities, and result in loss of employees and reduced productivity of remaining employees. To support our growth, we expect to make significant sales and marketing expenditures to increase sales of our platform and increase awareness of our brand. We also expect to make significant research and development expenditures to increase the functionality of our platform and to introduce additional related products and services. A significant portion of our investments in our sales and marketing and research and development activities will precede the benefits from such investments, and we cannot be sure that we will receive an adequate return on our investments. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our revenue may not increase or may grow more slowly than expected, and we may be unable to implement our business strategy.

Acquisitions may disrupt our business and dilute stockholder value. We may not be able to overcome the integration, costs and other risks associated with our recently completed and possible future acquisitions, which could adversely affect our growth and profitability.

We have historically engaged in acquisitions, and we may engage in acquisitions in the future. Such transactions have historically, and may in the future, involve substantial transaction expenses and expenses associated with integrating the operations of the acquired businesses with our operations. These expenses may exceed the savings that we expect to receive from the elimination of duplicative expenses and the realization of economies of scale. We may fail to realize some or all of the anticipated benefits of our previously completed and possible future acquisitions if the integration process for these acquisitions takes longer or is more costly than expected or otherwise fails to meet our expectations. Such integration processes will be a time-consuming and expensive process that could significantly disrupt our existing services, even if effectively and efficiently planned and implemented.

In addition, our acquisition activities could be material to our business and involve a number of risks, including the following:

- incurring time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in our attention being diverted from the operation of our existing business;

- using inaccurate estimates and judgments to evaluate information technology, credit, operations, management, tax and market risks with respect to the target institution or assets;

- exposure to potential asset quality issues of the target company;

- intense competition from other financial technology organizations, banking organizations, and other acquirers for acquisitions;

- potential exposure to unknown or contingent liabilities of financial technology businesses, banks, and other businesses we acquire, including, without limitation, liabilities for regulatory and compliance issues;

- inability to realize the expected revenue increases, cost savings, increases in geographic or product presence and other projected benefits of the acquisition;

- the time and expense required to integrate the operations and personnel of the combined businesses;

- experiencing higher operating expenses relative to operating income from the new operations;

- creating an adverse short-term effect on our results of operations;

- losing key employees and customers;

- significant problems relating to the conversion of the financial and customer data of the entity;

- integration of acquired customers into our financial and customer product systems;

- potential changes in payments, banking, or tax laws or regulations that may affect the target company; or

- risks of impairment to goodwill or other acquired intangible assets.

Depending on the condition of any institution or assets or liabilities that we may acquire, that acquisition may, at least in the near term, adversely affect our capital and earnings and, if not successfully integrated with our organization, may continue to have such effects over a longer period. We may not be successful in overcoming these risks or any other problems encountered in connection with potential acquisitions and any acquisition we may consider will be subject to prior regulatory approval. Our inability to overcome these risks could have an adverse effect on our profitability, return on equity and return on assets, our ability to implement our business strategy and enhance stockholder value, which, in turn, could have an adverse effect on our business, financial condition and results of operations.

Our acquisition history and any future acquisitions may make it difficult for investors to evaluate our business, financial condition and results of operations and also impairs our ability to accurately forecast our future performance.

We may engage in acquisitions in the future. Our previous acquisitions may make it more difficult for investors to evaluate historical trends in our financial results and operating performance, as the impact of such acquisitions make it more difficult to identify organic trends that would be reflected absent such acquisitions. Consequently, predictions and forecasts about our future revenue and expense may be impacted by future acquisitions, the terms of such acquisitions, and the specific attributes of the acquired companies, each of which are subject to factors outside of our control and which may vary materially depending on any future acquisition targets ultimately pursued. Thus, any predictions or forecasts about our future operations may not be as accurate as they would be if we were to grow purely on an organic basis.

We face significant competition to attract and retain customers, which could adversely affect our growth and profitability.

We operate in the highly competitive payments, bank, and non-bank financial services industries and face significant competition for customers from payments, bank, and non-bank competitors, particularly regional and nationwide institutions, including payments and financial technology companies, U.S. banks, mortgage banking companies, consumer finance companies, credit unions, insurance companies and other institutional lenders and purchasers of loans in originating loans, attracting deposits and providing other financial services. Many of our competitors are significantly larger and have significantly more resources, greater name recognition and more extensive and established branch networks than we do. Because of their scale, many of these competitors can be more aggressive than we can on payment services pricing as well as loan and deposit pricing. Also, many of our non-bank competitors have fewer regulatory constraints and may have lower cost structures. We expect competition to continue to intensify due to financial institution consolidation; legislative, regulatory and technological changes; and the emergence of alternative payments and banking sources.

Our ability to compete successfully will depend on a number of factors, including, among other things:

- our ability to build and maintain long-term customer relationships while ensuring high ethical standards and safe and sound banking practices;
- the scope, relevance and pricing of products and services that we offer;
- customer satisfaction with our products and services;
- industry and general economic trends; and
- our ability to keep pace with technological advances and to invest in new technology.

Increased competition could require us to lower the rates that we charge for payment processing services and lower the rates we offer on loans. It could also require us to increase the rates that we pay on deposits. Our failure to compete effectively in our market could restrain our growth or cause us to lose market share, which could have an adverse effect on our business, financial condition and results of operations.

We may be unable to continue to use the domain names that we use in our business or prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand, trademarks, or service marks.

We have registered domain names that we use in, or are related to, our banking, factoring, intelligence, and payments businesses. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration, or any other cause, we may be forced to market our offerings under a new domain name, which could cause us substantial harm, or to incur significant expense in order to purchase rights to the domain name in question. We may not be able to obtain preferred domain names outside the United States for a variety of reasons. In addition, our competitors and others could attempt to capitalize on our brand recognition by using domain names similar to ours. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand or our trademarks or service marks. Protecting, maintaining, and enforcing our rights in our domain names may require litigation, which could result in substantial costs and diversion of resources, which could in turn adversely affect our business, financial condition, and results of operations.

Transportation Concentration Risks

A substantial portion of our business is concentrated in the transportation industry and economic conditions or other factors negatively impacting the transportation industry could adversely affect our business and operations.

A substantial portion of our revenues are derived from the transportation industry, including our transportation factoring business, our TriumphPay operations, and our equipment finance lending, which are focused on the transportation sector. Given the concentration of such businesses in the transportation industry, economic conditions or other factors that negatively impact the transportation industry could impact our revenues, expose us to an increased risk of fraud or credit loss, or otherwise negatively impact our business. For example, reductions in economic activity reducing the volume of goods in commerce, changes in the spot rate market for transportation, the impact of any imposed tariffs, and other factors impacting Carriers in the over the road transportation business, such as the cost of insurance, may influence both the size of invoices we are able to purchase in our transportation business (both in traditional factoring as well as factoring transactions being originated through TriumphPay) as well as the number of Carriers engaged in this business and their utilization of available capacity. Negative trends in such items will directly correlate with a reduction in our net funds employed from transportation factored receivables and with reduced revenues from our Factoring and TriumphPay operations. In addition, as negative factors in the transportation industry induce more financial stress on our clients in such businesses, we may experience an increased number of defaults in our equipment finance and other loans focused on this industry, as well as an increased risk of fraud, particularly in our factoring operations. For the year ended December 31, 2024, we estimate that approximately 48% percent of our revenues were derived from the transportation industry, and as of December 31, 2024, 97% of our period end factored receivables portfolio consisted of invoices purchased from transportation clients. Growth of our businesses focused on the transportation industry, in particular our transportation factoring and TriumphPay operations, are a key strategic focus for the Company. The occurrence of any of such events as described above resulting from factors negatively impacting the transportation industry may have an adverse effect on our strategic plans, business, financial condition and results of operations.

Additional regulations and rule making impacting the transportation industry may have a disproportionate impact on the small-to-mid-sized trucking businesses that comprise a significant portion of transportation factoring clients and adversely affect our factoring business.

Our primary transportation factoring clients are small-to-mid-sized owner-operators and trucking fleets. Recently implemented federal regulations, and regulations proposed to be implemented in the future, may significantly increase the costs and expenses or reduce the ability to generate revenue associated with owning or operating a trucking fleet. These regulations include rule making proposed by the Federal Motor Carrier Safety Administration of the United States Department of Transportation ("FMCSA") under the Compliance, Safety, Accountability initiative, maximum hours of service limitations imposed by the FMCSA, electronic log requirements, and regulations proposed by the federal Food and Drug Administration ("FDA") requiring increased labeling and monitoring by Carriers of any commodity transported that is regulated by the FDA. Additionally, the transportation industry faces increased insurance coverage requirements and labor law requirements. The costs and burdens of compliance with these requirements will have a disproportionate impact on the small-to-mid-sized trucking businesses that comprise our client base and may force some or all of these businesses out of the market. Such an occurrence could impact the returns we realize on our factoring activity or result in a decrease in the overall amount of our factoring activity and could have an adverse effect on our business, financial condition and results of operations.

Risks Relating to our Payments and Intelligence Businesses

Our growth prospects depend significantly on the success of our Payments and Intelligence businesses. If we do not attract and retain customers for these business lines, and increase our customers' overall use of the products and services in our transportation network, our business and strategic outlook will suffer.

Our growth prospects and strategic plans are heavily dependent on the success of the Payment and Intelligence products we offer (and plan to offer) through our network platform, which encompasses software and financial technology components. As such, our ability to attract new customers, retain existing customers, and increase use of the platform by existing customers is critical to our success.

Our future Payments and Intelligence revenue will depend in large part on our success in attracting additional customers to our network platform. Our ability to attract additional customers will depend on a number of factors, including the effectiveness of our sales team, the success of our marketing efforts, our levels of investment in expanding our sales and marketing teams, success in developing and rolling out additional features and functionality on the platform (including integration of artificial intelligence tools and the development of products and services for our Intelligence business), and the availability of competitive transportation payments technology platforms. We may not experience the same levels of success with respect to our customer acquisition strategies as seen in prior periods, and if the costs associated with acquiring new customers materially rises in the future, our expenses may rise significantly.

Our current customer base consists primarily of third party logistics companies, or Brokers, making payments to their Carriers through our TriumphPay platform, as well as Brokers and Factors that process their invoices for payment or purchase, as applicable, through the audit functionality on the TriumphPay platform. We intend to continue to pursue growth within each of our target customer markets (Broker, Shipper and Factor) and to seek to convert customers using only a portion of the TriumphPay functionality (payments or audit), to use the other services on the TriumphPay platform to conduct end to end integrated payments transactions that create benefit for the other parties to the payment transaction on the platform, and to continue exploring the use and deployment of artificial intelligence as well as other new technology tools on the platform. This also includes the development of additional data driven products and services as part of our Intelligence business. Each of these efforts pose different sales and marketing challenges, and present different requirements. We cannot be sure that we will achieve the success in these expanded efforts and failure to achieve such success will hinder our growth prospects and strategic outlook.

Our business also depends on retaining our existing Payments customers. Our business is currently based on contract terms for our products for Brokers and Shippers making payments to their Carriers on the TriumphPay platform, and are generally month to month for Factors and Brokers processing their invoices for payment or purchase, as applicable through the audit functionality on the TriumphPay platform. Customers are not obligated to, and may not, renew their services after their existing subscriptions expire or may terminate month to month contracts at any time. As a result, even though the number of customers using our platform has grown rapidly in recent years, there can be no assurance that we will be able to retain these customers or new customers that may enter into services. Renewals of services may decline or fluctuate as a result of a number of factors, including dissatisfaction with our platform or support, the perception that a competitive platform, product or service presents a better or less expensive option, or our failure to successfully deploy sales and marketing efforts towards existing customers as they approach the expiration of their agreement term. In addition, we may terminate our relationships with customers for various reasons, such as unacceptable business practices or contract breaches. Further, if Payments customers on our platform were to cease operations, temporarily or permanently, or face financial distress or other business disruption, our ability to retain customers would suffer.

In addition to attracting new customers and retaining existing customers, we seek to expand usage of our platform by broadening adoption by our customers of the various products included within our platform. This includes the products and services we anticipate offering as part of our Intelligence business. We cannot be certain that we will be successful in increasing adoption of additional products by our existing customers. Our ability to increase adoption of our products by our customers and to increase penetration of our existing customers' locations will depend on a number of factors, including our customers' satisfaction with our platform, competition, pricing, and our ability to demonstrate the value proposition of our products.

We have a limited operating history in rapidly evolving industries, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

Our Payments operations have grown significantly in recent periods both organically and through acquisition, and have a limited operating history, particularly at our current scale. Our Intelligence division was established in the fourth quarter of 2024 and has no material activity or operational history to date. These businesses operate in rapidly evolving industries. We have frequently expanded, and plan to continue to expand, our network platform features and services for these businesses and will likely continue to change and develop our pricing methodologies for these products and services. This limited operating history and our evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter. These risks and challenges include, but are not limited to, our ability to:

- accurately forecast our revenue and plan our operating expenses;

- increase the number of and retain existing customers using our platform;

- successfully compete with current and future competitors;

- successfully expand our business in existing markets and enter new markets and geographies;

- anticipate and respond to macroeconomic changes and changes in the markets in which we operate;

- maintain and enhance the value of our reputation and brand;

- comply with regulatory requirements in highly regulated markets;

- adapt to rapidly evolving trends in the ways customers interact with technology;

- integrate new technologies on our platform, including artificial intelligence tools;

- develop a scalable, high-performance technology infrastructure that can efficiently and reliably handle significant surges of usage by our customers as compared to historic levels and increased usage generally, as well as the deployment of new features and services;

- maintain and effectively manage our internal infrastructure systems, such as information strategy and sharing and interconnectivity between systems;

- hire, integrate, and retain talented technology, sales, customer service, and other personnel;

- effectively manage rapid growth in our personnel and operations; and

- effectively manage our costs.

Further, because we have limited historical financial data for these business lines relevant to our current scale and because operate in rapidly evolving markets, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition, and results of operations could be adversely affected.

Our growth prospects and strategic outlook depend in part on adoption of the full TriumphPay functionality to conduct end to end integrated payments transactions that create benefit for the other parties to the payment transaction on the platform.

Even if we succeed in adding new customers to our platform and retaining existing customers, our growth prospects and strategic outlook depend on adoption by our customers for the full TriumphPay functionality to conduct end to end integrated payments transactions for which we will earn fee income based on transaction volume. Such adoption and the amount of fee income we are able to earn may vary from period to period and depend on a variety of factors, many of which are beyond our control and difficult to predict. Such factors may include, among other things, our successful rollout of such integrated end to end payments functionality, customer acceptance of agreeable pricing terms for such functionality, the success of our customers' operations which generate transaction volume, the proportion of our customers' payment volumes processed through our platform and overall economic conditions.

Our future Payments and Intelligence revenue will depend in part on our ability to expand the financial technology services we offer to our customers and increase adoption of those services.

We offer our network customers a variety of financial technology products and services, and we intend to make available additional financial technology products and services to our customers in the future. In order to provide these and future financial technology products and services, we may need to establish additional partnerships with third parties, comply with a variety of regulatory requirements, and introduce internal processes and procedures to comply with applicable law and the requirements of our partners, all of which may involve significant cost, require substantial management attention, and expose us to new business and compliance risks. We cannot be sure that our current or future financial technology services will be widely adopted by our customers or that the revenue we derive from such services will justify our investments in developing and introducing these services.

Failure to maintain and enhance our brand recognition in a cost-effective manner could harm our business, financial condition, and results of operations.

We believe that maintaining and enhancing our brand identity and reputation is critical to our relationships with, and ability to attract, new customers, partners and employees. Accordingly, we have invested, and expect to continue to invest, increasing amounts of money in, and greater resources to, branding and other marketing initiatives, which may not be successful or cost effective. If we do not successfully maintain and enhance our brand and reputation in a cost-effective manner, our business may not grow, we may have reduced pricing power relative to competitors with stronger brands or reputations, and we could lose customers or partners, all of which would harm our business, financial condition, and results of operations.

In addition, any negative publicity about our company or our management, including about the quality, stability, and reliability of our payments platform or other services, changes to our products and services, our privacy and security practices, litigation, regulatory enforcement, and other actions involving us, as well as the perception of us and our products by our customers, even if inaccurate, could cause a loss of confidence in us and adversely affect our brand.

We do not have sufficient history with our Payment and Intelligence pricing models to accurately predict optimal pricing strategies necessary to attract new customers and retain existing customers.

We have limited experience with respect to determining the optimal prices for our payments platform and services, as well as the data driven products and services we intend to offer as part of our Intelligence business, and we expect to make further changes to our pricing model from time to time. As the market for our platform matures, or as competitors introduce new products or services that compete with ours, we may be unable to attract new customers at the same price or based on the same pricing models that we have used historically.

Our Payments business is exposed to risks associated with the handling of customer funds.

Our Payments business handles payment processing administration for certain of our customers. Consequently, at any given time, we may be holding or directing funds of Payments customers. This function creates a risk of loss arising from, among other things, fraud by employees or third parties, execution of unauthorized transactions, ACH reversals, or errors relating to transaction processing. We are also potentially at risk if the financial institution in which we hold these funds, suffers any kind of insolvency or liquidity event or fails, for any reason, to deliver their services in a timely manner. The occurrence of any of these types of events could cause us financial loss and reputational harm. Our Payments business in particular involves unique and more complex payments issues such as the management of notices of assignment and maintenance of carrier wallets which may increase the overall risk of this business line.

Any failure to offer high-quality customer support may adversely affect our relationships with our customers and could adversely affect our business, financial condition, and results of operations.

In deploying and using our network platform, our customers depend on our support team to resolve complex technical and operational issues, including ensuring that our payments platform is implemented in a manner that integrates with a variety of third-party platforms. We also rely on third parties to provide some support services, and our ability to provide effective support is partially dependent on our ability to attract and retain qualified and capable third-party service providers. As we continue to grow our Payments and Intelligence businesses and improve our offerings, we will face challenges related to providing high-quality support services at scale. We may be unable to respond quickly enough to accommodate short-term increases in demand for customer support or to modify the nature, scope, and delivery of our customer support to compete with changes in customer support services provided by our competitors. Increased demand for customer support, without corresponding revenue, could increase costs and adversely affect our operating results. Our sales are highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality customer support, could adversely affect our reputation and brand, our ability to benefit from referrals by existing customers, our ability to sell our platform to existing and prospective customers, and our business, financial condition, or results of operations.

We are responsible for transmitting a high volume of sensitive information through our network platform, and our success depends upon the security of this platform. Any actual or perceived breach of our system that would result in disclosure of such information could materially impact our business.

We, our customers, our partners, and other third parties, including third-party vendors, and cloud service providers, obtain and process large amounts of sensitive information, including information related to our customers and their transactions. We face risks, including to our reputation as a trusted brand, in the handling and protection of this information, and these risks will increase as our business continues to expand to include new products and technologies. Our operations involve the storage, transmission, and processing of our customers' proprietary information, including contact information, payment information, payment histories, and invoice data. Cyber incidents have been increasing in sophistication and frequency and can include third parties gaining access information using stolen or inferred credentials, computer malware, viruses, spamming, phishing attacks, ransomware, and other deliberate attacks and attempts to gain unauthorized access. In addition, these incidents can originate on our vendors' websites or systems, which can then be leveraged to access our website or systems, hampering our ability to successfully identify and mitigate the attack. As a result, unauthorized access to, security breaches of, or denial-of-service attacks against our network platform could result in the unauthorized access to or use of, and/or loss of, such data, as well as loss of intellectual property, customer information, employee data, trade secrets, or other confidential or proprietary information.

We have administrative, technical, and physical security measures in place and proactively employ multiple security measures at different layers of our systems to defend against intrusion and attack and to protect our information. However, because the techniques used to obtain unauthorized access to or to sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures that will be sufficient to counter all current and emerging technology threats. In addition, any security breaches that occur may remain undetected for extended periods of time. While we also have and will continue to make significant efforts to address any IT security issues with respect to acquisitions we make, we may still inherit such risks when we integrate these companies.

We also have policies and procedures in place to contractually require third parties to which we transfer data to implement and maintain appropriate security measures. Sensitive information is processed and stored by our customers, software and financial institution partners and third-party service providers to whom we outsource certain functions. Threats to third-party systems can originate from human error, fraud, or malice on the part of employees or third parties, or simply from accidental technological failure, and/or computer viruses and other malware that can be distributed and infiltrate systems of third parties on whom we rely. While we select third parties to which we transfer data carefully, we do not control their actions, and these third parties may experience security breaches that result in unauthorized access of data and information stored with them despite these contractual requirements and the security measures these third parties employ.

If any security breach involving our systems or the systems of third parties that store or process our data or significant denial-of-service or other cyber-attack occurs or is believed to have occurred, our reputation and brand could be damaged, we could be required to expend significant capital and other resources to alleviate problems caused by such actual or perceived breaches or attacks and remediate our systems. In addition, we could be exposed to a risk of loss, litigation, or regulatory action and possible liability, some or all of which may not be covered by insurance, and our ability to operate our business may be impaired. Unauthorized parties may in the future gain access, to systems or facilities used in our payments business through various means, including gaining unauthorized access into our systems or facilities or those of customers, attempting to fraudulently induce our employees, customers, or others into disclosing user names, passwords, payment information, or other sensitive information, which may in turn be used to access our IT systems or fraudulently transfer funds to bad actors.

If new or existing customers believe that our platform does not provide adequate security for the storage of personal or sensitive information or its transmission over the Internet, they may not adopt our platform or may choose not to renew their use of our platform, which could harm our business. Additionally, actual, potential, or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants. Our insurance policies covering certain security and privacy damages and claim expenses may not be sufficient to compensate for all potential liability. Although we maintain cyber liability insurance, we cannot be certain that coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all.

Further, because data security is a critical competitive factor in our industry, we may make statements in our privacy statements and notices and in our marketing materials describing the security of our network platform, including descriptions of certain security measures we employ or security features embedded within our products. Should any of these statements be untrue, become untrue, or be perceived to be untrue, even if through circumstances beyond our reasonable control, we may face claims, including claims of unfair or deceptive trade practices, brought by the U.S. Federal Trade Commission, state, local, or private litigants.

Although our terms of service generally allocate to our customers the risk of loss resulting from our customers' errors, omissions, employee fraud, or other fraudulent activity related to their systems, some of our customers may be able to negotiate changes to this position or in some instances we may cover such losses for efficiency or to prevent damage to our reputation, irrespective of fault or our terms of service. Although we maintain insurance to cover losses resulting from our errors and omissions, there can be no assurance that our insurance will cover all losses or our coverage will be sufficient to cover our losses. If we suffer significant losses or reputational harm as a result, our business, operating results, and financial condition could be adversely affected.

Interruptions or performance problems associated with our network technology and infrastructure may adversely affect our business and operating results.

Our continued growth depends in part on the ability of our existing and potential customers to access our network and payments platform at any time and within an acceptable amount of time. Our platform is proprietary, and we rely on the expertise of members of our engineering, operations, and software development teams for our platform's continued performance. We have experienced, and may in the future experience, disruptions, outages, and other performance problems related to our platform due to a variety of factors, including infrastructure changes, introductions of new functionality (including functionality that incorporates artificial intelligence tools), human or software errors, delays in scaling our technical infrastructure if we do not maintain enough excess capacity and accurately predict our infrastructure requirements, capacity constraints due to an overwhelming number of users accessing our platform simultaneously, denial-of-service attacks, human error, actions or inactions attributable to third parties, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks and other geopolitical unrest, computer viruses, ransomware, malware, or other events. Our systems also may be subject to break-ins, sabotage, theft, and intentional acts of vandalism, including by our own employees. Some of our systems are not fully redundant and our disaster recovery planning may not be sufficient for all eventualities. Further, our business and/or network interruption insurance may not be sufficient to cover all of our losses that may result from interruptions in our service as a result of systems failures and similar events.

From time to time we may experience limited periods of server downtime due to server failure or other technical difficulties. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our platform becomes more complex and our user traffic increases. If our platform is unavailable or if our users are unable to access our platform within a reasonable amount of time, or at all, our business would be adversely affected and our brand could be harmed. In the event of any of the factors described above, or certain other failures of our infrastructure, customer data may be permanently lost and we could experience significant losses of revenue.

To the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our Payments technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results may be adversely affected.

Our success depends upon our ability to continually enhance the performance, reliability, and features of our network platform.

The markets in which we compete are characterized by constant change and innovation, and we expect them to continue to evolve rapidly. Our success has been based on our ability to identify and anticipate the needs of our customers and design and maintain a platform that provides them with the tools they need to operate their businesses successfully. Our ability to attract new customers, retain existing customers, and increase sales to both new and existing customers will depend in large part on our ability to continue to improve and enhance the performance, reliability, and features of our platform. To grow our business, we must develop products and services that reflect the changing nature of transportation logistics software and expand beyond our core functionalities to other areas of managing relationships with our customers, as well as their relationships with their customers. Competitors may introduce new offerings embodying new technologies, or new industry standards and practices could emerge, that render our existing technology, services, website, and mobile applications obsolete. Accordingly, our future success will depend in part on our ability to respond to new product offerings by competitors, technological advances, including automated technologies like artificial intelligence, and emerging industry standards and practices in a cost-effective and timely manner in order to retain existing customers and attract new customers. Furthermore, as the number of our customers with higher transportation volumes increases, so does the need for us to offer increased functionality, scalability, and support, which requires us to devote additional resources to such efforts.

The success of these and any other enhancements to our network platform depends on several factors, including timely completion, adequate quality testing and sufficient demand, and the accuracy of our estimates regarding the total addressable market for new products and/or enhancements and the portion of such total addressable market that we expect to capture for such new products and/or enhancements. Any new product or service that we develop may not be introduced in a timely or cost-effective manner, may contain defects, may not have an adequate total addressable market, or market demand or may not achieve the market acceptance necessary to generate meaningful revenue.

We have scaled our business rapidly, and significant new platform features and services have in the past resulted in, and in the future may continue to result in, operational challenges affecting our business. Developing and launching enhancements to our network platform and new services on our platform may involve significant technical risks and upfront capital investments that may not generate return on investment. For example, we may use new technologies ineffectively, or we may fail to adapt to emerging industry standards. We may experience difficulties with software development that could delay or prevent the development, introduction or implementation of new products and enhancements. Software development involves a significant amount of time, as it can take our developers months to update, code, and test new and upgraded products and integrate them into our platform. The continual improvement and enhancement of our platform requires significant investment, and we may not have the resources to make such investment.

If we are unable to successfully develop new products or services, enhance the functionality, performance, reliability, design, security, and scalability of our platform in a manner that responds to our customers' evolving needs, or gain market acceptance or our new products and services, or if our estimates regarding the total addressable market and the portion of such total addressable market which we expect to capture for new products and/or enhancements prove inaccurate, our business and operating results will be harmed.

Defects, errors, or vulnerabilities in our applications, backend systems, or other technology systems and those of third-party technology providers could harm our reputation and brand and adversely impact our business, financial condition, and results of operations.

The software underlying our platform is highly complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after the code has been released. Our practice is to effect frequent releases of software updates. Third-party software that we incorporate into our platform and our backend systems, hardware, or other technology systems, or those of third-party technology providers, may also be subject to defects, errors, or vulnerabilities. Any such defects, errors, or vulnerabilities could result in negative publicity, a loss of customers or loss of revenue, and access or other performance issues. Such vulnerabilities could also be exploited by bad actors and result in exposure of customer data, or otherwise result in a security breach or other security incident. We may need to expend significant financial and development resources to analyze, correct, eliminate, or work around errors or defects or to address and eliminate vulnerabilities. Any failure to timely and effectively resolve any such errors, defects, or vulnerabilities could adversely affect our business, reputation, brand, financial condition, and results of operations.

Our risk management strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

We operate in a rapidly changing industry and face complex and constantly evolving regulatory requirements. Accordingly, our risk management strategies may not be fully effective to identify, monitor, and manage all risks that our payment business encounters. In addition, when we introduce new services, focus on expanding relationships with new types of customers, or begin to operate in new markets, we may be less able to forecast risk levels and reserve accurately for potential losses, as a result of fraud or otherwise. If our strategies are not fully effective or we are not successful in identifying and mitigating all risks to which we are or may be exposed, we may suffer uninsured liability or harm to our reputation, or be subject to litigation or regulatory actions, any of which could adversely affect our business, financial condition, and results of operations.

The payments, data and financial technology industries in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be adversely affected.

The overall market for over the road trucking payments software, data analytics and related financial technologies is rapidly evolving and subject to changing technology, shifting customer needs, and frequent introductions of new applications. Our competitors vary in size and in the breadth and scope of the products and services they offer. In addition, there are a number of companies that are not currently direct competitors but that could in the future shift their focus to the transportation industry and offer competing products and services, which could compete directly in our entire customer community or in a certain segment within the transportation industry. There is also a risk that certain of our current customers and business partners could terminate their relationships with us and use the insights they have gained from partnering with us to introduce their own competing products.

Our current and future competitors may enjoy competitive advantages, such as greater name recognition, longer operating histories, greater category share in certain markets, market-specific knowledge, established relationships with our customer types, larger existing user bases, more successful marketing capabilities, more integrated products and/or platforms, and substantially greater financial, technical, sales, and marketing, and other resources than we have. Additionally, some potential customers in the transportation industry, particularly large organizations, may in the future elect to develop their own payments platforms. Certain of our competitors have partnered with, or have acquired or been acquired by, and may in the future partner with or acquire, or be acquired by, other competitors, thereby leveraging their collective competitive positions and making it more difficult to compete with them. We believe that there are significant opportunities to further increase our revenue by expanding internationally. As we expand our business by selling services on our platform in international markets, we will also face competition from local incumbents in these markets.

Additionally, future competitors may be well capitalized and offer discounted services, lower customer processing rates and fees, customer discounts and promotions, innovative platforms and offerings, and alternative pay models, any of which may be more attractive than those that we offer. Such competitive pressures may lead us to maintain or lower our processing rates and fees or establish incentives, discounts, and promotions in order to remain competitive, particularly in markets where we do not have a leading position. Such efforts may negatively affect our financial performance and there is no guarantee that such efforts will be successful. Further, the industry in which we compete has attracted significant investments from a wide range of funding sources, and we anticipate that many of our competitors will be highly capitalized. These investments, along with the other competitive advantages discussed above, may allow our competitors to lower their prices and fees, or increase the incentives, discounts, and promotions they offer and thereby compete more effectively against us.

Additionally, our competitors may be able to respond more quickly and effectively than us to new or changing opportunities, technologies, standards, or customer requirements. With the introduction of new technologies (like automated intelligence tools) and new market entrants, we expect competition to intensify in the future. For example, our competitors may adopt certain of our platform features or may adopt innovations that customers value more highly than ours, which would render our platform less attractive and reduce our ability to differentiate our platform. Pricing pressures and increased competition generally could result in reduced sales, reduced margins, increased churn, reduced customer retention, losses, or the failure of our platform to achieve or maintain more widespread market acceptance. For all of these reasons, we may fail to compete successfully against our current and future competitors. If we fail to compete successfully, our business will be harmed.

Potential changes in competitive landscape, including disintermediation from other participants in the payments chain, could harm our business.

We expect the competitive landscape in the transportation technology industry will continue to change in a variety of ways, including:

- rapid and significant changes in technology, resulting in new and innovative payment methods and programs, that could place us at a competitive disadvantage and reduce the use of our platform and services;

- competitors, including third-party processors and integrated payment providers, customers, governments, and/or other industry participants may develop products and services that compete with or replace our platform and services;

- competitors may also elect to focus exclusively on one segment of the transportation industry and develop product offerings uniquely tailored to that segment, which could impact our addressable market and reduce the use of our platform and services;

- participants in the financial services, payments, and payment technology industries may merge, create joint ventures, or form other business alliances that may strengthen their existing business services or create new payment services that compete with our platform and services; and

- new services and technologies that we develop may be impacted by industry-wide solutions and standards related to migration to chip technology, tokenization, and other safety and security technologies.

Certain competitors could use strong or dominant positions in one or more markets to gain a competitive advantage against us, such as by integrating competing platforms or features into products they control, including search engines, web browsers, mobile device operating systems, or social networks; by making acquisitions; or by making access to our platform more difficult. Failure to compete effectively against any of these or other competitive threats could adversely affect our business, financial condition, or results of operations.

We expend significant resources pursuing sales opportunities, and if we fail to close sales after expending significant time and resources to do so, our business, financial condition, and results of operations could be adversely affected.

The initial integration of many of our customers into our network involves significant resource commitments by our customers, particularly those with larger operational scale. Potential customers generally commit significant resources to an evaluation of available services and may require us to expend substantial time, effort, and money educating them as to the value of our services. Our sales and integration cycles may be extended due to our customers' budgetary constraints or for other reasons. If we are unsuccessful in closing sales after expending significant funds and management resources, or we experience delays or incur greater than anticipated costs, our business, financial condition, and results of operations could be adversely affected.

We depend on the interoperability of our payments platform across third-party applications and services that we do not control.

We have integrations with various third parties, both within and outside the transportation ecosystem, including third party Broker and Factor management systems. Third-party applications, products, and services are constantly evolving, and we may not be able to maintain or modify our platform to ensure its compatibility with third-party offerings. In addition, some of our competitors or customers on our platform may take actions that disrupt the interoperability of our platform with their own products or services, or they may exert strong business influence on our ability to, and the terms on which we operate and distribute our platform. As our platform evolves, we expect the types and levels of competition we face to increase. Should any of our competitors or customers on our platform modify their technologies, standards, or terms of use in a manner that degrades the functionality or performance of our platform or is otherwise unsatisfactory to us or gives preferential treatment to our competitors' products or services, our platform, business, financial condition, and results of operations could be adversely affected.

If we fail to adequately protect our intellectual property rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue and become subject to costly litigation to protect our rights.

The success our network platform is dependent, in part, upon protecting our intellectual property rights. The steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Some provisions in our licenses of our technology to customers and other third parties protecting against unauthorized use, copying, transfer, and disclosure of our products may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States. To the extent we expand into international activities, our exposure to unauthorized copying and use of our products and proprietary information may increase.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. These agreements may not be effective in preventing unauthorized use or disclosure of confidential information or controlling access to and distribution of our products or other proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could delay further sales or the implementation of our existing products, impair the functionality of our products, delay introductions of new products, result in our substituting inferior or more costly technologies into our products, or harm our reputation or brand. In addition, we may be required to license additional technology from third parties to develop and market new products, and we may not be able to license that technology on commercially reasonable terms or at all. Our inability to license this technology could harm our ability to compete.

We may be subject to intellectual property rights claims by third parties in the future, which could be extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

Companies in the software and technology industries, including some of our current and potential competitors, own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them than we do. Any intellectual property litigation in which we become involved may involve patent holding companies or other adverse patent owners that have no relevant product revenue and against which our patents may therefore provide little or no deterrence. While there have been no such assertions to date, third parties may assert patent, copyright, trademark, or other intellectual property rights against us, our partners, or our customers.

The outcome of intellectual property claims, with or without merit, could be very time consuming, could be expensive to settle or litigate and could divert our management's attention and other resources. These claims could also subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights. These claims could also result in our having to stop using technology found to be in violation of a third-party's rights. We might be required to seek a license for the intellectual property, which may not be available on reasonable terms or at all. Even if a license were available, we could be required to pay significant royalties, which would increase our operating expenses. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop technology for any infringing aspect of our business, we would be forced to limit or stop sales of certain products or services and may be unable to compete effectively. Any of these results could harm our business, financial condition, and results of operations.

Operational Risks

Cybersecurity events could subject us to increased operating costs as well as litigation and other potential losses.

Our computer systems and network infrastructure, and those of the third parties on which we are highly dependent, are subject to security risks and could be susceptible to cyberattacks. Our business relies on the secure processing, transmission, storage and retrieval of confidential, proprietary and other information in its computer and data management systems and networks, and in the computer and data management systems and networks of third parties. In addition, to access our network, products and services, our customers and other third parties may use personal mobile devices or computing devices that are outside of our network environment and are subject to their own cybersecurity risks.

Cyberattacks could include computer viruses, malicious or destructive code, phishing attacks, denial of service or information, ransomware, or other security breaches, terrorist activities, improper access by employees or vendors, attacks on personal email of employees and could result in the destruction or exfiltration of data and systems. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance protective measures or to investigate and remediate any information security vulnerabilities or incidents. Further, future cyberattacks may not be detected in a timely manner. Despite efforts to ensure the integrity of our systems and implement controls, processes, policies and other protective measures, we may not be able to anticipate all security breaches, nor ensure that the preventative measures we have implemented will be successful in protecting against the threats we face. Cyber threats are rapidly evolving and we may not be able to anticipate or prevent all such attacks and could be held liable for any security breach or loss.

Although we have programs in place related to business continuity, disaster recovery and information security to maintain the confidentiality, integrity, and availability of our systems, business applications and customer information, we, like other financial services firms, have been and will continue to be the subject of cyberattacks. Such cyberattacks may result in interruptions in service to customers and loss or liability to us, including losses related to misuse of customer data that has been the subject of unauthorized disclosure. Although we do not believe any of such events have resulted in any material losses or other material consequences to date, there can be no guarantee that such losses or consequences will not occur in the future.

Cyberattacks or other information or security breaches, whether directed at us or third parties, may result in a material loss or have material consequences. In the event of cyberattacks impacting our transportation payments business (i.e., Factoring and TriumphPay), such attacks may result in payment diversions or other events that could cause us financial loss, which could be material given the payment volumes of such businesses. Furthermore, the public perception that a cyberattack on our systems has been successful, whether or not this perception is correct, may damage our reputation with customers and third parties with whom it does business. Unauthorized access of personal information and identity theft risks, in particular, could cause serious reputational harm. A successful penetration or circumvention of system security could cause us serious negative consequences, including loss of customers and business opportunities, costs associated with maintaining business relationships after an attack or breach; significant business disruption to our operations and business, misappropriation, exposure, or destruction of its confidential information, intellectual property, funds, and/or those of its customers; or damage to our, our customers' and/or third parties' computers or systems, and could result in a violation of applicable privacy laws and other laws, litigation exposure, regulatory fines, penalties or intervention, loss of confidence in our security measures, reputational damage, reimbursement or other compensatory costs, additional compliance costs, and could adversely impact our results of operations, liquidity and financial condition. In addition, we may not have adequate insurance coverage to compensate for losses from a cybersecurity event.

We primarily rely on Amazon Web Services to deliver our services to customers on our Payments and Factoring platforms, and any disruption of or interference with our use of Amazon Web Services could adversely affect our business, financial condition, and results of operations.

We currently host our Payments and Factoring platforms and support our operations in multiple data centers provided by Amazon Web Services, or AWS, a third-party provider of cloud infrastructure services. We do not have control over the operations of the facilities of AWS that we use. AWS' facilities could be subject to damage or interruption from natural disasters, cybersecurity attacks, terrorist attacks, power outages, and similar events or acts of misconduct. The occurrence of any of the above circumstances or events and the resulting impact on our platform may harm our reputation and brand, reduce the availability or usage of our platform, lead to a significant short-term loss of revenue, increase our costs, and impair our ability to retain existing customers or attract new customers, any of which could adversely affect our business, financial condition, and results of operations.

Even though our platform is hosted in the cloud solely by AWS, we believe that we could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms. In the event that our agreement with AWS is terminated or we add additional cloud infrastructure service providers, we may experience significant costs or downtime for a short period in connection with the transfer to, or the addition of, new cloud infrastructure service providers. However, we do not believe that such transfer to, or the addition of, new cloud infrastructure service providers would cause substantial harm to our business, financial condition, or results of operations over the longer term.

The amount of other real estate owned ("OREO") may increase significantly, resulting in additional losses and costs and expenses that will negatively affect our operations.

At December 31, 2024, we held no OREO. In the event the amount of OREO should increase due to an increase in defaults on bank loans, our losses and the costs and expenses to maintain the real estate, likewise would increase. Any additional increase in losses and maintenance costs and expenses due to OREO may have a material adverse effect on our business, financial condition and results of operations. Such effects may be particularly pronounced in a market of reduced real estate values and excess inventory, which may make the disposition of OREO properties more difficult, increase maintenance costs and expenses and may reduce our ultimate realization from any OREO sales, which could have an adverse effect on our business, financial condition and results of operations.

Nonperforming assets take significant time and resources to resolve and adversely affect our results of operations and financial condition.

Nonperforming assets adversely affect our net income in various ways. We generally do not record interest income on nonperforming loans or OREO, thereby adversely affecting our income and increasing loan administration costs. When we take collateral in foreclosures and similar proceedings, we are required to mark the related asset to the then fair value of the collateral less estimated selling costs, which may ultimately result in a loss. An increase in the level of nonperforming assets increases our risk profile and may impact the capital levels regulators believe are appropriate in light of the ensuing risk profile. While we reduce problem assets through loan workouts, restructurings and otherwise, decreases in the value of the underlying collateral, or in these borrowers' performance or financial condition, whether or not due to economic and market conditions beyond our control, could have an adverse effect on our business, financial condition and results of operations. In addition, the resolution of nonperforming assets requires significant commitments of time from management, which may materially and adversely impact their ability to perform their other responsibilities. There can be no assurance that we will not experience future increases in nonperforming assets.

A lack of liquidity could adversely affect our operations and jeopardize our business, financial condition and results of operations.

Liquidity is essential to our business. We rely on our ability to generate deposits and effectively manage the repayment and maturity schedules of our loans and investment securities, respectively, to ensure that we have adequate liquidity to fund our operations. An inability to raise funds through deposits, borrowings, the sale of our investment securities, Federal Home Loan Bank advances, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our most important source of funds consists of deposits. Deposit balances can decrease when customers perceive alternative investments as providing a better risk/return tradeoff. If customers move money out of bank deposits and into other investments, we would lose a relatively low-cost source of funds, increasing our funding costs and reducing our net interest income and net income.

Other primary sources of funds consist of cash flows from operations, investment maturities and sales of investment securities and proceeds from the issuance and sale of our equity and debt securities to investors. Additional liquidity is provided by the ability to borrow from the Federal Home Loan Bank and our ability to raise brokered deposits. We also may borrow funds from third-party lenders, such as other financial institutions. Our access to funding sources in amounts adequate to finance or capitalize our activities, or on terms that are acceptable to us, could be impaired by factors that affect us directly or the bank or non-bank financial services industries or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the bank or non-bank financial services industries.

As of December 31, 2024, approximately $1.328 billion, or 27.5%, of our deposits consisted of interest-bearing demand deposits and money market accounts. Based on past experience, we believe that our deposit accounts are a relatively stable sources of funds. If we increase interest rates paid to retain deposits, our earnings may be adversely affected, which could have an adverse effect on our business, financial condition and results of operations.

Prior to 2020, our loan portfolio grew at a faster rate than our ability to organically grow transactional deposits in our community banking markets, and we offset that trend in part through acquiring additional banks with excess liquidity. We have recently been more selective with regard to loan growth and expanded our efforts to grow transactional deposits organically. If rapid loan growth were to resume, and we are unable to successfully grow transactional deposits organically or through mergers and acquisitions, we will likely be required to rely on higher cost sources of funding, such as certificates of deposit, to fund continued loan growth, which could have an adverse effect on our business, financial condition and results of operations.

Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses, pay dividends to our stockholders or fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on our liquidity, business, financial condition and results of operations.

Our risk management strategies may not be fully effective in mitigating our risk exposures in all market environments or against all types of risk.

We have devoted significant resources to develop our risk management policies and procedures and expect to continue to do so in the future. Nonetheless, our risk management strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk, including risks that are unidentified or unanticipated. As our products and services change and grow and the markets in which we operate evolve, our risk management strategies may not always adapt to those changes. Some of our methods of managing risk are based upon our use of observed historical market behavior and management's judgment. As a result, these methods may not predict future risk exposures, which could be significantly greater than the historical measures indicate. Management of market, credit, liquidity, operational, legal, regulatory and compliance risks requires, among other things, policies and procedures to record properly and verify a large number of transactions and events and these policies and procedures may not be fully effective. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, those techniques and the judgments that accompany their application cannot anticipate every economic and financial outcome or the timing of such outcomes. Any of these circumstances could have an adverse effect on our business, financial condition and results of operations.

We face significant operational risks due to the high volume and the high dollar value nature of transactions we process.

We operate in many different businesses in diverse markets and rely on the ability of our employees and systems to process transactions. Operational risk is the risk of loss resulting from our operations, including, but not limited to, the risk of fraud by employees or persons outside the Company, the execution of unauthorized transactions, errors relating to transaction processing and technology, breaches of our internal control systems, compliance failures, business continuation and disaster recovery issues and other external events. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits. This risk of loss also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation and customer attrition due to potential negative publicity. In the event of a breakdown in the internal control system, improper operation of systems or improper employee actions, we could suffer financial loss, face regulatory action and suffer damage to our reputation.

We may invest in collateralized loan obligation ("CLO") securities or CLO warehouse financing structures, which may expose us to losses in connection with such investments.

We currently hold investments in certain CLO subordinated notes or preference shares or other CLO securities, and may continue to make such investments in the future. The subordinated notes or preference shares of a CLO are usually entitled to all of the income generated by the CLO after the CLO pays all of the interest due on the debt notes and its expenses. However, there will be little or no income available to the CLO subordinated notes or preference shares if there are defaults on the underlying collateral in excess of certain amounts or if the recoveries on such defaulted collateral are less than certain amounts. Similarly, any investment we make in debt securities of a CLO that are junior to other debt securities of the entity will be payable only in the event that the underlying collateral generates sufficient income to make the interest payments on the securities of the CLO that are senior to any such junior debt instruments. Consequently, the value of any investment we make in the subordinated notes, preference shares or other debt securities of CLOs could decrease substantially depending on the performance of the underlying collateral in such CLO. In addition, the subordinated notes, preference shares and other debt securities of CLOs are generally illiquid, and because they represent a leveraged investment in the CLO's assets, their value will generally fluctuate more than the values of the underlying collateral. As of December 31, 2024, we had investments with a net carrying amount of $1.9 million in the subordinated notes of three CLOs.

In addition, we have historically, and may in the future, invest in the subordinated notes or preference shares of CLO warehouse financing structures. Such investments will be entitled to all income generated by the underlying investments acquired during the warehouse period after the financing cost from warehouse credit facility is paid, but will bear the first loss incurred on such investments if they decrease in value and the CLO or other investment product is unable to be issued and the warehouse portfolio is liquidated. In such event, the subordinate note or preference share investors in such CLO warehouse would be exposed to losses up to the total amount of such investment if the CLO or other investment product does not close and the underlying investment pool is liquidated for a loss. Such a scenario may become more likely in times of economic distress or when the loans comprising the collateral pool of such warehouse, although still performing, may have declined in market value. Although we generally expect CLO warehouse arrangements to last approximately six to nine months before a CLO is issued, the CLO issuer may not be able to complete the issuance within the expected time frame or at all. We did not hold any CLO warehouse investments as of December 31, 2024.

Risks Relating to the Regulation of Our Industry

Our business, financial condition, results of operations and future prospects could be adversely affected by the highly regulated environment in which we operate.

As a financial holding company, we are subject to federal supervision and regulation. Federal regulation of the banking industry, along with tax and accounting laws, regulations, rules and standards, may limit our operations significantly and control the methods by which we conduct business, as they limit those of other banking organizations. Many of these regulations are intended to protect depositors, the public or the FDIC insurance funds, not stockholders. Regulatory requirements affect our lending practices, capital structure, investment practices, dividend policy and many other aspects of our business. There are laws and regulations which restrict transactions between us and our subsidiaries. These requirements may constrain our operations and the adoption of new laws and changes to or repeal of existing laws may have a further impact on our business, financial condition, results of operations and future prospects. Also, the burden imposed by those federal and state regulations may place banks in general and the Company in particular, at a competitive disadvantage compared to less regulated competitors.

We are also subject to requirements with respect to the confidentiality of information obtained from clients concerning their identity, business, personal financial information, employment and other matters. We require our personnel to agree to keep all such information confidential and we monitor compliance. Failure to comply with confidentiality requirements could result in material liability and adversely affect our business, financial condition, results of operations and future prospects.

Bank holding companies and financial institutions are extensively regulated and face an uncertain regulatory environment. Applicable laws, regulations, interpretations, enforcement policies and accounting principles have been subject to significant changes in recent years and may be subject to significant future changes. We cannot assure our stockholders that such future changes will not have an adverse effect on our business, financial condition and results of operations.

Federal and state regulatory agencies may adopt changes to their regulations or change the manner in which existing regulations are applied. We cannot predict the substance or effect of pending or future legislation or regulation or the application of laws and regulations to the Company. Compliance with current and potential regulation and scrutiny may significantly increase our costs, impede the efficiency of our internal business processes, require us to increase our regulatory capital and limit our ability to pursue business opportunities in an efficient manner by requiring us to expend significant time, effort and resources to ensure compliance. Additionally, evolving regulations and guidance concerning executive compensation may impose limitations on us that affect our ability to compete successfully for executive and management talent.

The CFPB was created under the Dodd-Frank Act to centralize responsibility for consumer financial protection with broad rulemaking authority to administer and carry out the purposes and objectives of the "Federal consumer financial laws and to prevent evasions thereof," with respect to all financial institutions that offer financial products and services to consumers. The CFPB is also authorized to prescribe rules applicable to any covered person or service provider, identifying and prohibiting acts or practices that are "unfair, deceptive, or abusive" in connection with any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product or service ("UDAAP authority"). The ongoing broad rulemaking powers of the CFPB and its UDAAP authority have the potential to have a significant impact on the operations of financial institutions offering consumer financial products or services. If the CFPB's actions related to current and proposed regulations limit our ability to provide financial products or services, it may have an adverse effect on our business.

In addition, regulators may elect to alter the standards or the interpretation of the standards used to measure regulatory compliance or used to determine the adequacy of liquidity, certain risk management or other operational practices for bank or non-bank financial services companies. Such actions may impact our ability to implement our strategy and could affect us in substantial and unpredictable ways and could have an adverse effect on our business, financial condition and results of operations. Furthermore, the regulatory agencies have extremely broad discretion in their interpretation of the regulations and laws and their interpretation of the quality of our loan portfolio, securities portfolio and other assets. If any regulatory agency's assessment of the quality of our assets differs from our assessment, we may be required to take additional charges that would have the effect of materially reducing our earnings, capital ratios and share price.

Legislative and regulatory actions taken now or in the future may increase our costs and impact our business, governance structure, financial condition or results of operations.

We are subject to extensive regulation by multiple regulatory bodies. These regulations may affect the manner and terms of delivery of our services. If we do not comply with governmental regulations, we may be subject to fines, penalties, lawsuits or material restrictions on our businesses in the jurisdiction where the violation occurred, which may adversely affect our business operations. Changes in these regulations can significantly affect the services that we provide as well as our costs of compliance with such regulations. In addition, adverse publicity and damage to our reputation arising from the failure or perceived failure to comply with legal, regulatory or contractual requirements could affect our ability to attract and retain customers.

Government regulatory agencies and political bodies continue to place increased focus and scrutiny on the bank or nonbank financial services industries.

New proposals for legislation may be introduced in the U.S. Congress that could further substantially increase regulation of the bank and non-bank financial services industries, impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices, including in the areas of compensation, interest rates, financial product offerings and disclosures and have an effect on bankruptcy proceedings with respect to consumer residential real estate mortgages, among other things. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Certain aspects of current or proposed regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted, may impact the profitability of our business activities, require more oversight or change certain of our business practices, including the ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations to comply and could have an adverse effect on our business, financial condition and results of operations.

Federal and state regulators periodically examine our business and we may be required to remediate adverse examination findings.

The Federal Reserve, the FDIC, and the DSML periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, a banking agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, they may take a number of different remedial actions as they deem appropriate. These actions include the power to enjoin "unsafe or unsound" practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil money penalties, to fine or remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. Any regulatory action against us could have an adverse effect on our business, financial condition and results of operations.

Our FDIC deposit insurance premiums and assessments may increase.

The deposits of our bank subsidiary are insured by the FDIC up to legal limits and, accordingly, subject our bank subsidiary to the payment of FDIC deposit insurance assessments. The bank's regular assessments are based on our bank subsidiary's average consolidated total assets minus average tangible equity as well as by risk classification, which includes regulatory capital levels and the level of supervisory concern. In order to maintain a strong funding position and restore the reserve ratios of the DIF, the FDIC has, in the past, increased deposit insurance assessment rates and charged a special assessment to all FDIC-insured financial institutions. Further increases in assessment rates or special assessments may occur in the future, especially if there are significant financial institution failures. Any future special assessments, increases in assessment rates or required prepayments in FDIC insurance premiums could reduce our profitability or limit our ability to pursue certain business opportunities, which could have an adverse effect on our business, financial condition and results of operations.

The Federal Reserve may require us to commit capital resources to support our subsidiary bank.

As a matter of policy, the Federal Reserve expects a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. The Dodd-Frank Act codified the Federal Reserve's policy on serving as a source of financial strength. Under the "source of strength" doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide it and therefore may be required to borrow the funds or raise capital. Any loans by a holding company to its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution's general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the bank holding company to make a required capital injection becomes more difficult and expensive and could have an adverse effect on our business, financial condition and results of operations.

Future acquisitions generally will require regulatory approvals.

Generally, any acquisition of target financial institutions, banking centers or other banking assets by us will require approval by and cooperation from, a number of governmental regulatory agencies, possibly including the Federal Reserve and the FDIC, as well as state banking regulators. In acting on applications, federal banking regulators consider, among other factors:

- the effect of the acquisition on competition;

- the financial condition, liquidity, results of operations, capital levels and future prospects of the applicant and the bank(s) involved;

- the quantity and complexity of previously consummated acquisitions;

- the managerial resources of the applicant and the bank(s) involved;

- the convenience and needs of the community, including the record of performance under the Community Reinvestment Act of 1977;

- the effectiveness of the applicant in combating money-laundering activities;

- the applicant's regulatory compliance record; and

- the extent to which the acquisition would result in greater or more concentrated risks to the stability of the United States banking or financial system.

Such regulators could deny our application based on the above criteria or other considerations or the regulatory approvals may not be granted on terms that are acceptable to us. For example, we could be required to sell banking centers as a condition to receiving regulatory approvals and such a condition may not be acceptable to us or may reduce the benefit of any acquisition. In addition, we may be required to make certain capital commitments to our regulators in connection with any acquisition. The existence of such capital requirements, or the failure to meet any such requirements, may have a material adverse effect on our stockholders.

Future legislation or actions could harm our competitive position.

In addition to the enactment of the Dodd-Frank Act, various legislative bodies have considered or may consider legislation that could change banking statutes and the operating environment in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business; limit or expand permissible activities; or affect the competitive balance among banks, savings associations, credit unions and other financial institutions. We cannot predict whether new legislation will be enacted and, if enacted, the effect that it or any regulations would have on our activities, financial condition or results of operations.

We are subject to commercial real estate lending guidance issued by the federal banking regulators that impacts our operations and capital requirements.

The federal banking regulators have issued final guidance regarding concentrations in commercial real estate lending directed at institutions that have particularly high concentrations of commercial real estate loans within their lending portfolios. This guidance suggests that institutions whose commercial real estate loans exceed certain percentages of capital should implement heightened risk management practices appropriate to their concentration risk and may be required to maintain higher capital ratios than institutions with lower concentrations in commercial real estate lending. Based on our commercial real estate concentration as of December 31, 2024, we believe that we are operating within the guidelines. However, increases in our commercial real estate lending could subject us to additional supervisory analysis. We cannot guarantee that any risk management practices we implement will be effective to prevent losses relating to our commercial real estate portfolio. Management has implemented controls to monitor our commercial real estate lending concentrations, but we cannot predict the extent to which this guidance will continue to impact our operations or capital requirements.

Regulatory initiatives regarding bank capital requirements may require heightened capital.

Regulatory capital rules, released in July 2013, implemented higher minimum capital requirements for bank holding companies and banks. The rules include a common equity Tier 1 capital requirement and establish criteria that instruments must meet to be considered common equity Tier 1 capital, additional Tier 1 capital or Tier 2 capital. These rules were intended to both improve the quality and increase the quantity of capital required to be held by banking organizations, better equipping the U.S. banking system to deal with adverse economic conditions. The capital rules require banks and bank holding companies to maintain a minimum common equity Tier 1 capital ratio of 4.5%, a total Tier 1 capital ratio of 6%, a total capital ratio of 8% and a leverage ratio of 4%. Bank holding companies are also required to hold a capital conservation buffer of common equity Tier 1 capital of 2.5% to avoid limitations on capital distributions and executive compensation payments. The capital rules also require banks and bank holding companies to maintain a common equity Tier 1 capital ratio of 6.5%, a total Tier 1 capital ratio of 8%, a total capital ratio of 10% and a leverage ratio of 5% to be deemed "well capitalized" for purposes of certain rules and prompt corrective action requirements.

The Federal Reserve may also set higher capital requirements for holding companies whose circumstances warrant it. For example, holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. At this time, the bank regulatory agencies are more inclined to impose higher capital requirements to meet well-capitalized standards and future regulatory change could impose higher capital standards as a routine matter. The Company's and its subsidiary's regulatory capital ratios currently are in excess of the levels established for "well-capitalized" institutions.

These standards require the Company or our bank subsidiary to maintain materially more capital, with common equity as a more predominant component, or manage the configuration of our assets and liabilities to comply with formulaic liquidity requirements. Such regulation could significantly impact our return on equity, financial condition, operations, capital position and ability to pursue business opportunities which could have an adverse effect on our business, financial condition and results of operations.

We are subject to numerous laws designed to protect consumers, including the CRA and fair lending laws and failure to comply with these laws could lead to a wide variety of sanctions.

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The Department of Justice and other federal agencies, including the CFPB, are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution's performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion and restrictions on entering new product lines. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. Such actions could have an adverse effect on our business, financial condition and results of operations.

Federal, state and local consumer lending laws may restrict our ability to originate certain mortgage loans or increase our risk of liability with respect to such loans and could increase our cost of doing business.

Federal, state and local laws have been adopted that are intended to eliminate certain lending practices considered "predatory." These laws prohibit practices such as steering borrowers away from more affordable products, selling unnecessary insurance to borrowers, repeatedly refinancing loans and making loans without a reasonable expectation that the borrowers will be able to repay the loans irrespective of the value of the underlying property. It is our policy not to make predatory loans, but these laws create the potential for liability with respect to our lending and loan investment activities. They increase our cost of doing business and, ultimately, may prevent us from making certain loans and cause us to reduce the average percentage rate or the points and fees on loans that we do make.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act, the USA PATRIOT Act and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and IRS. We are also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including any future acquisition plans. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have an adverse effect on our business, financial condition and results of operations.

There are substantial regulatory limitations on changes of control of a bank holding company.

With certain limited exceptions, federal regulations prohibit a person, a company or a group of persons deemed to be "acting in concert" from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of the Company without prior notice or application to and the approval of the Federal Reserve. Companies investing in banks and bank holding companies receive additional review and may be required to become bank holding companies, subject to regulatory supervision. Accordingly, prospective investors must be aware of and comply with these requirements, if applicable, in connection with any purchase of shares of our common stock. These provisions effectively inhibit certain mergers or other business combinations, which, in turn, could adversely affect the market price of our common stock.

Risks Relating to the Company's Common Stock

The market price of our common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.

The market price of our common stock may be highly volatile, which may make it difficult for you to resell your shares at the volume, prices and times desired. There are many factors that may impact the market price and trading volume of our common stock, including, without limitation:

- actual or anticipated fluctuations in our operating results, financial condition or asset quality;

- changes in economic or business conditions;

- the effects of and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve;

- publication of research reports about us, our competitors or the bank and non-bank financial services industries generally, or changes in, or failure to meet, securities analysts' estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;

- operating and stock price performance of companies that investors deem comparable to us;

- future issuances of our common stock or other securities;

- additions or departures of key personnel;

- proposed or adopted changes in laws, regulations or policies affecting us;

- perceptions in the marketplace regarding our competitors and/or us;

- changes in accounting principles, policies and guidelines;

- rapidly changing technology;

- significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving our competitors or us;

- other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services; and

- other news, announcements or disclosures (whether by us or others) related to us, our competitors, our core market or the bank and non-bank financial services industries.

The stock market and, in particular, the market for financial institution stocks, have experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our common stock, which could make it difficult to sell your shares at the volume, prices and times desired.

Securities analysts may not continue coverage on our common stock, which could adversely affect the market for our common stock.

The trading market for our common stock will depend in part on the research and reports that securities analysts publish about us and our business. We do not have any control over these securities analysts and they may not cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect our market price. If we are covered by securities analysts and our common stock is the subject of an unfavorable report, the price of our common stock may decline. If one or more of these analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our common stock to decline.

The holders of our indebtedness and preferred stock have rights that are senior to those of our common stockholders.

Holders of our indebtedness and preferred stock have rights that are senior to those of our common stockholders. As of December 31, 2024, we had $69.7 million outstanding in subordinated notes issued by our holding company and $42.4 million outstanding in junior subordinated debentures that are held by statutory trusts which issued trust preferred securities to investors. Our subordinated notes and junior subordinated debentures are senior to our shares of preferred stock and common stock in right of payment of dividends and other distributions. We must be current on interest and principal payments on our indebtedness before any dividends can be paid on our preferred stock or our common stock. In the event of our bankruptcy, dissolution or liquidation, the holders of our indebtedness must be satisfied before any distributions can be made to our preferred or common stockholders. If certain conditions are met, we have the right to defer interest payments on the junior subordinated debentures (and the related trust preferred securities) at any time or from time to time for a period not to exceed 20 consecutive quarters in a deferral period, during which time no dividends may be paid to holders of our preferred stock or common stock.

At December 31, 2024 we had issued and outstanding 45,000 shares of 7.125% Series C Fixed-Rate Non-Cumulative Perpetual Preferred Stock, with an aggregate liquidation preference of $45 million (the "Series C Preferred Stock"), which is held by investors in through 1,800,000 depositary shares, each representing a 1/40th ownership interest in a share of the Series C Preferred Stock. Our preferred stock is senior to our shares of common stock in right of payment of dividends and other distributions. We must be current on dividends payable to holders of preferred stock before any dividends can be paid on our common stock. In the event of our bankruptcy, dissolution or liquidation, the holders of our preferred stock must be satisfied before any distributions can be made to our common stockholders.

We depend on the profitability of our bank subsidiary.

Our principal source of funds to pay dividends on our common and preferred stock and service any of our obligations are dividends received directly from our subsidiaries. A substantial percentage of our current operations are currently conducted through our bank subsidiary. As is the case with all financial institutions, the profitability of our bank subsidiary is subject to the fluctuating cost and availability of money and changes in interest rates and in economic conditions in general. In addition, various federal and state statutes limit the amount of dividends that our bank subsidiary may pay to us, with or without regulatory approval.

We do not intend to pay dividends in the foreseeable future and our future ability to pay dividends is subject to restrictions.

We have not historically declared or paid any cash dividends on our common stock since inception. Holders of our common stock are entitled to receive only such cash dividends as our board of directors may declare out of funds legally available for such payments. Any declaration and payment of dividends on common stock will depend upon our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by the board of directors. Furthermore, consistent with our business plans, growth initiatives, capital availability, projected liquidity needs and other factors, we have made and will continue to make, capital management decisions and policies that could adversely impact the amount of dividends, if any, paid to our common stockholders. We are also restricted from paying dividends on our common stock if we do not pay dividends on our Series C Preferred Stock for the same dividend period or if we are in deferral with respect to interest payments on our junior subordinated debentures (and the related trust preferred securities).

Our board of directors intends to retain all of our earnings to promote growth and build capital. Accordingly, we do not expect to pay dividends in the foreseeable future. In addition, we are subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies. Further, the Federal Reserve issued Supervisory Letter SR 09-4 on February 24, 2009 and revised as of March 27, 2009, which provides guidance on the declaration and payment of dividends, capital redemptions and capital repurchases by bank holding companies. Supervisory Letter SR 09-4 provides that, as a general matter, a financial holding company should eliminate, defer or significantly reduce its dividends, if: (1) the financial holding company's net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (2) the financial holding company's prospective rate of earnings retention is not consistent with the financial holding company's capital needs and overall current and prospective financial condition; or (3) the financial holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. Failure to do so could result in a supervisory finding that the financial holding company is operating in an unsafe and unsound manner.

Our corporate governance documents and certain corporate and banking laws applicable to us could make a takeover more difficult.

Certain provisions of our articles of incorporation and bylaws and corporate and federal banking laws and regulations could delay, defer or prevent a third-party from acquiring control of our organization or conducting a proxy contest, even if those events were perceived by many of our stockholders as beneficial to their interests. These provisions, laws and regulations applicable to us:

- enable our board of directors to issue additional shares of authorized but unissued capital stock;

- enable our board of directors to issue "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors;

- enable our board of directors to increase the size of our board of directors and fill the vacancies created by the increase;

- do not provide for cumulative voting in the election of directors;

- enable our board of directors to amend our bylaws without stockholder approval;

- do not allow for the removal of directors without cause;

- limit the right of stockholders to call a special meeting;

- do not allow stockholder action by less than unanimous written consent;

- require the affirmative vote of two-thirds of the outstanding shares of common stock to approve all amendments to our charter and approve mergers and similar transactions;

- require advance notice for director nominations and other stockholder proposals; and

- require prior regulatory application and approval of any transaction involving control of our organization.

These provisions may discourage potential acquisition proposals and could delay or prevent a change in control, including under circumstances in which our stockholders might otherwise receive a premium over the market price of our shares.

General Risks

The fair value of our investment securities can fluctuate due to factors outside of our control and impairment of investment securities could require charges to earnings, which could result in a negative impact on our results of operations.

As of December 31, 2024, the carrying value of our investment securities portfolio was as follows:

(Dollars in thousands)	
Debt securities — available for sale	$381,561
Debt securities — held to maturity, net	1,876
Equity securities with readily determinable fair values	4,445
Equity securities without readily determinable fair values . .	81,970
	$469,852

Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions in respect to the securities, defaults by the issuer or with respect to the underlying securities and changes in market interest rates and instability in the capital markets. Any of these factors, among others, and any changes to the Company's intent or ability to hold the securities until such securities recover in value could cause impairments and realized and/or unrealized losses in future periods and declines in other comprehensive income, which could have an adverse effect on our business, financial condition and results of operations.

An available for sale ("AFS") investment security is considered impaired when it experiences a decline in fair value below its amortized cost basis. At each measurement date, we determine how much of the decline in fair value below amortized cost basis is due to credit-related factors and how much of the decline is due to noncredit-related factors. Credit-related impairment is recognized as an allowance on our balance sheet with a corresponding adjustment to earnings. Any impairment that is not credit related is recognized in other comprehensive income, net of applicable taxes.

Whether we establish an allowance for credit losses on an AFS investment security depends on whether we expect to realize the total value of the security by collecting the contractual cash flows. The process for determining whether or not an AFS investment security's decline in fair value below its amortized cost basis is credit-related considers the extent to which the fair value is less than the amortized cost basis, any adverse conditions specifically related to the investment security (including changes to its industry and geographic area), the payment structure of the investment security, failure of the issuer of the investment security to make scheduled payments of principal and interest, and any changes to the rating of the investment security by a rating agency.

Impairment of goodwill, other intangible assets or deferred tax assets could require charges to earnings, which could result in a negative impact on our results of operations.

Under current accounting standards, goodwill is not amortized but, instead, is subject to impairment tests on at least an annual basis or more frequently if an event occurs or circumstances change that reduce the fair value of a reporting unit below its carrying amount. A decline in our stock price or occurrence of a triggering event following any of our quarterly earnings releases and prior to the filing of the periodic report for that period could, under certain circumstances, cause us to perform a goodwill impairment test and result in an impairment charge being recorded for that period which was not reflected in such earnings release. In the event that we conclude that all or a portion of our goodwill may be impaired, a non-cash charge for the amount of such impairment would be recorded to earnings. Such a charge would have no impact on tangible capital. At December 31, 2024, we had goodwill of $241.9 million, representing approximately 27% of total equity.

The Company's intangible assets primarily relate to core deposits, customer relationships, and technology assets. Intangible assets with definite useful lives are amortized on an accelerated basis over their estimated life. Intangible assets, premises and equipment and other long-lived assets are tested for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable from future undiscounted cash flows. A triggering event following any of our quarterly earnings releases and prior to the filing of the periodic report for that period could, under certain circumstances, cause us to perform an intangible asset impairment test and result in an impairment charge being recorded for that period which was not reflected in such earnings release. In the event that we conclude that all or a portion of our intangible assets may be impaired, a non-cash charge for the amount of such impairment would be recorded to earnings. Such a charge would have no impact on tangible capital. At December 31, 2024, we had intangible assets of $16.3 million, representing approximately 2% of total equity.

In assessing the potential for realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Assessing the need for, or the sufficiency of, a valuation allowance requires management to evaluate all available evidence, both negative and positive, including the recent trend of quarterly earnings. Positive evidence necessary to overcome the negative evidence includes whether future taxable income in sufficient amounts and character within the carryback and carryforward periods is available under the tax law, including the use of tax planning strategies. When negative evidence (*e.g.*, cumulative losses in recent years, history of operating loss or tax credit carryforwards expiring unused) exists, more positive evidence than negative evidence will be necessary. We have concluded that, based on the level of positive evidence, it is more likely than not that at December 31, 2024 all but $0.3 million which is recorded as a valuation allowance of the deferred tax asset will be realized. At December 31, 2024, net deferred tax assets were approximately $13.6 million. The impact of each of these impairment matters could have a material adverse effect on our business, results of operations and financial condition.

Risks for environmental liability apply to the properties under consideration as well as properties that are contiguous or upgradient to the subject properties.

In the course of our business, we may purchase real estate in connection with a future acquisition, or we may foreclose on and take title to real estate that serves as collateral on loans we make. As a result, we could be subject to environmental liabilities with respect to those properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or we may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property.

The cost of removal or abatement may not substantially exceed the value of the affected properties or the loans secured by those properties, that we may not have adequate remedies against the prior owners or other responsible parties and we may not be able to resell the affected properties either before or after completion of any such removal or abatement procedures. If material environmental problems are discovered before foreclosure, we generally will not foreclose on the related collateral or will transfer ownership of the loan to a subsidiary. It should be noted, however, that the transfer of the property or loans to a subsidiary may not protect us from environmental liability. Furthermore, despite these actions on our part, the value of the property as collateral will generally be substantially reduced and, as a result, we may suffer a loss upon collection of the loan. Currently, we are not a party to any legal proceedings involving potential liability to us under applicable environmental laws. Any significant environmental liabilities could have an adverse effect on our business, financial condition and results of operations.

The accuracy of our financial statements and related disclosures could be affected if the judgments, assumptions or estimates used in our critical accounting policies are inaccurate.

The preparation of financial statements and related disclosure in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Our critical accounting policies, which are included in Item 7 of this report captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations", describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that we consider "critical" because they require judgments, assumptions and estimates that materially affect our consolidated financial statements and related disclosures. As a result, if future events differ significantly from the judgments, assumptions and estimates in our critical accounting policies, those events or assumptions could have a material impact on our consolidated financial statements and related disclosures.

Additionally, as a result of our past acquisitions, our financial results are heavily influenced by the application of the acquisition method of accounting. The acquisition method of accounting requires management to make assumptions regarding the assets purchased and liabilities assumed to determine their fair value. If our assumptions are incorrect, any resulting change or modification could have an adverse effect on our business, financial condition and results of operations.

If we fail to correct any material weakness that we subsequently identify in our internal control over financial reporting or otherwise fail to maintain effective internal control over financial reporting, we may not be able to report our financial results accurately and timely, in which case our business may be harmed, investors may lose confidence in the accuracy and completeness of our financial reports and the price of our common stock may decline.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on our system of internal control. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. As a public company, we are required to comply with the Sarbanes-Oxley Act and other rules that govern public companies. In particular, we are required to certify our compliance with Section 404 of the Sarbanes-Oxley Act, which requires us to furnish annually a report by management on the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm is required to report on the effectiveness of our internal control over financial reporting.

If we identify material weaknesses in our internal control over financial reporting in the future, if we cannot comply with the requirements of the Sarbanes-Oxley Act in a timely manner or attest that our internal control over financial reporting is effective, or if our independent registered public accounting firm cannot express an opinion as to the effectiveness of our internal control over financial reporting when required, we may not be able to report our financial results accurately and timely. As a result, investors, counterparties and customers may lose confidence in the accuracy and completeness of our financial reports; our liquidity, access to capital markets and perceptions of our creditworthiness could be adversely affected; and the market price of our common stock could decline. In addition, we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, the Federal Reserve, the FDIC, or other regulatory authorities, which could require additional financial and management resources. These events could have an adverse effect on our business, financial condition and results of operations.

If our trademarks and trade names are not adequately protected, or if we are deemed to infringe the trademarks or trade names of others, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, or determined to be infringing on other marks. Competitors may have adopted or may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Additionally, our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources. Each of the foregoing could adversely impact our financial condition or results of operations.

We are subject to litigation, which could result in substantial judgment or settlement costs and legal expenses.

We are regularly involved in litigation matters in the ordinary course of business. We believe that these litigation matters should not have a material adverse effect on our business, financial condition, results of operations or future prospects. We cannot assure you, however, that we will be able to successfully defend or resolve any current or future litigation matters, in which case those litigation matters could have an adverse effect on our business, financial condition and results of operations.

We are party to a lawsuit in the United States Court of Federal Claims seeking a ruling that the United States Postal Service ("USPS") is obligated to make payment to us with respect to invoices, net of customer reserves, totaling approximately $19.4 million that it separately paid to our customer, a vendor to the USPS who hauls mail pursuant to contracts it has with such entity, in violation of notices provided to the USPS that such payments were to be made directly to us (the "Misdirected Payments"). Although we believe we have valid claims that the USPS is obligated to make payment on such receivable and that the USPS will have the capacity to make such payment, the issues in this litigation are novel issues of law that have little to no precedent and there can be no assurances that a court will agree with our interpretation of the law on these matters. If a court were to rule against us in this litigation, our only recourse would be against our customer, who failed to remit the Misdirected Payments to us as required when received, and who may not have capacity to make such payment to us. Consequently, we could incur losses up to the full amount of the Misdirected Payments in such event, which could be material to our business, financial condition and results of operations.

A global pandemic and measures intended to prevent its spread could have a material adverse effect on our business, results of operations and financial condition which could be highly uncertain and difficult to predict.

A global pandemic could adversely impact our workforce and operations and the operations of our borrowers, customers and business partners. As a result, we may experience financial losses due to a number of operational factors impacting us or our borrowers, customers or business partners. These factors could be prevalent for a significant period of time and could adversely affect our business, results of operations and financial condition even after the outbreak has subsided.

A global pandemic could cause us to modify our business practices (including restricting employee travel, and developing work from home and social distancing plans for our employees), and we could take a number of actions if required by government authorities or as we determine are in the best interests of our employees, customers and business partners. There is no certainty that such measures would be sufficient to mitigate the risks posed by a pandemic or would otherwise be satisfactory to government authorities.

The extent to a pandemic outbreak impacts our business, results of operations and financial condition would depend on future developments, which would be highly uncertain and difficult to predict, including, but not limited to, the duration and spread of the outbreak and its variants, its severity, the actions to contain the virus or treat its impact, the effectiveness of vaccination programs for the virus, and how quickly and to what extent normal economic and operating conditions could resume. Even after the outbreak subsided, we could continue to experience materially adverse impacts to our business as a result of the virus's global economic impact, including the availability of credit, adverse impacts on our liquidity and any recession that could occur in the future.

The ultimate impact of an outbreak is highly uncertain and it would be difficult to know the full extent of the impacts on our business, our operations or the global economy as a whole. However, any effects could have a material impact on our results of operations and heighten many of our known risks described herein.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C. CYBERSECURITY.

Risk Management and Strategy

We use a variety of processes to assess, identify, manage, and mitigate material risks from cybersecurity threats. Our cybersecurity risk management process has been integrated into the Company's overall Enterprise Risk Management framework as well as our Internal Audit plan. Our cybersecurity program regularly monitors external and internal threats to assess cybersecurity risk and engages in risk-based remediation. Our program is aligned to the Federal Financial Institutions Examination Council and other applicable industry standards. We conduct regular security awareness training, phishing exercises, and other security awareness programs to keep employees engaged and informed on ways to mitigate cybersecurity risk.

The Company's Chief Information Security Officer ("CISO") is primarily responsible for developing, monitoring, and implementing our Information Security Program (the "ISP") and coordinating with relevant parts of our business. Our program is organized around six key functions: (1) security operations and incident response, (2) security engineering and architecture, (3) threat and vulnerability management, (4) information technology/information security – governance, risk and controls, (5) security awareness and training, and (6) identity and access management.

We engage third-party services to conduct penetration testing as well as other regular evaluations of our security protocols and processes. Additionally, we assess and monitor the cybersecurity controls of third party service providers and partners. Ongoing and regular monitoring of our third parties is also managed through our ISP team's protocols in partnership with the vendor management, enterprise risk management, and internal audit departments. Cybersecurity incidents are managed as part of our ISP.

Notwithstanding the focus we place on cybersecurity, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on the Company. As of the date of this Form 10-K, the Company is not aware of any cybersecurity incidents that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition that are required to be reported in this Form 10-K. For further discussion, please see Item 1A. "Risk Factors" for a discussion of cybersecurity risks.

Governance

The Risk and Compliance Committee of our Board of Directors (the "Board"), in consultation with and regular reporting to our full Board, oversees enterprise technology and its associated risks including cybersecurity. The Board and Risk and Compliance Committee regularly reviews the measures implemented by the Company to identify and mitigate risks from cybersecurity threats on an annual basis. We have protocols by which certain cybersecurity incidents are escalated within the Company and, where appropriate, are reported to the Board and Risk and Compliance Committee in a timely manner.

As noted above, the Company's cybersecurity risk management process is integrated into our overall Enterprise Risk Management framework, which is overseen at the management level by senior leaders of the Company.

Our CISO, who has over twenty-five years of experience managing information security programs across banking and technology companies, is responsible for the Company's ISP and reports to our Chief Information

Officer. The CISO receives reports on cybersecurity threats from a number of experienced information security officers responsible for various parts of the business on an ongoing basis and in conjunction with senior management, regularly reviews risk management measures implemented by the Company to identify and mitigate data protection and cybersecurity risks. Our CISO provides quarterly reports and an annual report to the Board and the Risk and Compliance Committee on cybersecurity matters.

ITEM 2. PROPERTIES.

Our corporate office is located at 12700 Park Central Drive, Suite 1700, Dallas, Texas 75251.

TBK Bank operates retail branch networks in three geographic markets, (i) a mid-western division consisting of ten branches in the Quad Cities Metropolitan Area of Iowa and Illinois, together with seven other branches throughout central and northwestern Illinois and one branch in northeastern Illinois, (ii) a western division consisting of thirty-eight branches located throughout Colorado, two branches in far western Kansas and three branches in New Mexico and (iii) a Dallas, Texas division consisting of two locations, one in which we maintain our corporate office facility and a full-service branch and one full-service branch. We lease ten of these offices and own the remaining fifty-three. Our owned offices are freestanding permanent facilities and the leased offices are part of larger retail facilities. Most of TBK Bank's branches are equipped with automated teller machines ("ATM") and drive-through facilities.

Factoring operates from a leased facility within a larger business park located in Coppell, Texas as well as leased facilities in El Paso, Texas, Chicago, Illinois and San Diego, California.

On March 20, 2024, we purchased a building in Dallas, TX that will be the future headquarters for Triumph Financial.

ITEM 3. LEGAL PROCEEDINGS.

From time to time we are a party to various litigation matters incidental to the conduct of our business. Except as set forth below, we are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, prospects, financial condition, liquidity, results of operation, cash flows or capital levels.

We are party to a lawsuit in the United States Court of Federal Claims seeking a ruling that the United States Postal Service ("USPS") is obligated to make payment to us with respect to invoices totaling approximately $19.4 million, net of customer reserves, that it separately paid to our customer, a vendor to the USPS who hauled mail pursuant to contracts it has with such entity, in violation of notices provided to the USPS that such payments were to be made directly to us (the "Misdirected Payments"). Although we believe we have valid claims that the USPS is obligated to make payment to us on such receivable and that the USPS will have the capacity to make such payment, the issues in this litigation are novel issues of law that have little to no precedent and there can be no assurances that a court will agree with our interpretation of the law on these matters. If a court were to rule against us in this litigation, our only recourse would be against our customer, who failed to remit the Misdirected Payments to us as required when received, and who may not have capacity to make such payment to us. Consequently, we could incur losses up to the full amount of the Misdirected Payments in such event, which could be material to our business, financial condition and results of operations.

With respect to administrative or judicial proceedings involving the environment, we have determined that we will disclose any such proceeding if we reasonably believe such proceeding will result in monetary sanctions, exclusive of interest and costs, at or in excess of $1 million.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information and Common Equity Holders

Our common stock is listed on the NASDAQ Global Select Market under the symbol "TFIN." At February 7, 2025, there were 23,420,261 shares outstanding and 191 stockholders of record for the Company's common stock.

Dividends

We have not historically declared or paid cash dividends on our common stock since inception, and we do not intend to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our future earnings will be deployed through share repurchases or retained to support our operations and to finance the growth and development of our business. Any future determination relating to our dividend policy will be made by our board of directors and will depend on a number of factors, including:

- our historic and projected financial condition, liquidity and results of operations;

- our capital levels and needs;

- tax considerations;

- any acquisitions or potential acquisitions that we may examine;

- statutory and regulatory prohibitions and other limitations;

- the terms of any credit agreements or other borrowing arrangements that restrict our ability to pay cash dividends;

- general economic conditions; and

- other factors deemed relevant by our board of directors.

We are not obligated to pay dividends on our common stock.

As a Texas corporation, we are subject to certain restrictions on dividends under the Texas Business Organizations Code. Generally, a Texas corporation may pay dividends to its stockholders out of its surplus (the excess of its assets over its liabilities and stated capital) or out of its net profits for the then-current and preceding fiscal year unless the corporation is insolvent or the dividend would render the corporation insolvent. In addition, we are subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies.

Because we are a financial holding company and do not engage directly in business activities of a material nature, our ability to pay dividends to our stockholders depends, in large part, upon our receipt of dividends from our bank subsidiary, which is also subject to numerous limitations on the payment of dividends under federal and state banking laws, regulations and policies. The present and future dividend policy of our bank subsidiary is subject to the discretion of its board of directors. Our subsidiary bank is not obligated to pay dividends.

Securities authorized for issuance under equity compensation plans

See "Item 12 – Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters".

Performance Graph

The following Performance Graph and related discussion are being furnished solely to accompany this Annual Report on Form 10-K pursuant to Item 201(e) of Regulation S-K and shall not be deemed to be "soliciting materials" or to be "filed" with the SEC (other than as provided in Item 201) nor shall this information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language contained therein, except to the extent that the Company specifically incorporates it by reference into a filing.

The following Performance Graph compares the cumulative total shareholder return on the Company's common stock for the period beginning at the close of trading on December 31, 2019 through December 31, 2024, with the cumulative total return of the NASDAQ Global Select Market Index and the NASDAQ Bank Index for the same period. Cumulative total return is computed by dividing the difference between the Company's share price at the end and the beginning of the measurement period by the share price at the beginning of the measurement period. The Performance Graph assumes an initial investment of $100 in the Company's common stock, the NASDAQ Global Select Market Index and the NASDAQ Bank Index. Historical stock price performance is not necessarily indicative of future stock price performance.



	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024
Triumph Financial, Inc.	$100.00	$127.70	$313.20	$128.54	$210.89	$239.03
Nasdaq Global Select Market Index	100.00	143.04	176.11	118.67	172.13	222.62
Nasdaq Bank Index	100.00	89.37	124.84	101.92	95.12	111.03

Recent sales of unregistered equity securities

None.

Purchases of equity securities by the issuer and affiliated purchasers

None.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as "may," "should," "could," "predict," "potential," "believe," "will likely result," "expect," "continue," "will," "anticipate," "seek," "estimate," "intend," "plan," "projection," "would" and "outlook," or the negative version of those words or other comparable of a future or forward-looking nature. These forward-looking statements are not historical facts and are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:

- business and economic conditions generally and in the bank and non-bank financial services industries, nationally and within our local market areas;

- our ability to mitigate our risk exposures;

- our ability to maintain our historical earnings trends;

- changes in management personnel;

- interest rate risk;

- concentration of our products and services in the transportation industry;

- credit risk associated with our loan portfolio;

- lack of seasoning in our loan portfolio;

- deteriorating asset quality and higher loan charge-offs;

- time and effort necessary to resolve nonperforming assets;

- inaccuracy of the assumptions and estimates we make in establishing reserves for probable loan losses and other estimates;

- risks related to the integration of acquired businesses and any future acquisitions;

- our ability to successfully identify and address the risks associated with our possible future acquisitions, and the risks that our prior and possible future acquisitions make it more difficult for investors to evaluate our business, financial condition and results of operations, and impairs our ability to accurately forecast our future performance;

- lack of liquidity;

- fluctuations in the fair value and liquidity of the securities we hold for sale;

- impairment of investment securities, goodwill, other intangible assets or deferred tax assets;

- our risk management strategies;

- environmental liability associated with our lending activities;

- increased competition in the bank and non-bank financial services industries, nationally, regionally or locally, which may adversely affect pricing and terms;

- the accuracy of our financial statements and related disclosures;

- material weaknesses in our internal control over financial reporting;

- system failures or failures to prevent breaches of our network security;

- the institution and outcome of litigation and other legal proceedings against us or to which we become subject;

- changes in carry-forwards of net operating losses;

- changes in federal tax law or policy;

- the impact of recent and future legislative and regulatory changes, including changes in banking, securities and tax laws and regulations, such as the Dodd-Frank Act and their application by our regulators as well as privacy, cybersecurity, and artificial intelligence regulation and oversight;

- governmental monetary and fiscal policies;

- changes in the scope and cost of FDIC, insurance and other coverages;

- failure to receive regulatory approval for future acquisitions; and

- increases in our capital requirements.

The foregoing factors should not be construed as exhaustive. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This section presents management's perspective on our financial condition and results of operations. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the Company's consolidated financial statements and the accompanying notes included elsewhere in this Annual Report on Form 10-K. To the extent that this discussion describes prior performance, the descriptions relate only to the periods listed, which may not be indicative of our future financial outcomes. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause results to differ materially from management's expectations. See the "Cautionary Note Regarding Forward-Looking Statements" section above.

Overview

We are a financial holding company headquartered in Dallas, Texas and registered under the Bank Holding Company Act, that offers a diversified line of banking, factoring, payments, and intelligence services. Our principal subsidiary is TBK Bank, SSB, a Texas state savings bank and the entity through which we offer substantially all of our products and services. Effective January, 1, 2025, we merged Triumph Financial Services LLC, the entity though which we previously conducted all of our factoring operations, with and into TBK Bank,

SSB. As of December 31, 2024, we had consolidated total assets of $5.949 billion, total loans held for investment of $4.547 billion, total deposits of $4.821 billion and total stockholders' equity of $890.9 million.

We offer traditional banking services, commercial lending product lines focused on businesses that require specialized financial solutions and national lending product lines that further diversify our lending operations. Our banking operations commenced in 2010 and include a branch network developed through organic growth and acquisition, including concentrations the front range of Colorado, the Quad Cities market in Iowa and Illinois and a full service branch in Dallas, Texas. Our traditional banking offerings include a full suite of lending and deposit products and services. These activities are focused on our local market areas and some products are offered on a nationwide basis. They generate a stable source of core deposits and a diverse asset base to support our overall operations. Our asset-based lending and equipment lending products are offered on a nationwide basis and generate attractive returns. Additionally, we offer mortgage warehouse lending and purchase liquid credit lending products on a nationwide basis to provide further asset base diversification and our mortgage warehouse lending generates stable deposits. Our Banking products and services share basic processes and have similar economic characteristics.

In addition to our traditional banking operations, we also operate a factoring business focused primarily on serving the over-the-road trucking industry. This business involves the provision of working capital to the trucking industry through the purchase of invoices generated by small to medium sized trucking fleets ("Carriers") at a discount to provide immediate working capital to such Carriers. In 2024, our factoring business also launched its Factoring as a Service ("FaaS") product. As part of our FaaS product, we offer certain back-office factoring services to the over-the-road transportation industry, enabling our FaaS customers to either supplement their own factoring operations or to offer factoring services to their customers wholly supported by our platform. Our factoring business operates in a highly specialized niche with unique processes and earns substantially higher yields on its factored accounts receivable portfolio than our other lending products described above.

Our payments business, TriumphPay, is a payments network for the over-the-road trucking industry. TriumphPay was originally designed as a platform to manage Carrier payments for third party logistics companies, or 3PLs ("Brokers") and the manufacturers and other businesses that contract directly for the shipment of goods ("Shippers"), with a focus on increasing on-balance sheet factored receivable transactions through the offering of quick pay transactions for Carriers receiving such payments through the TriumphPay platform. During 2021, TriumphPay acquired HubTran, Inc., a software platform that offers workflow solutions for the processing and approval of Carrier Invoices for approval by Brokers or purchase by the factoring businesses providing working capital to Carriers ("Factors"). Following such acquisition, the TriumphPay strategy shifted from a capital-intensive on-balance sheet product with a greater focus on interest income to a network for the trucking industry with an additional focus on fee revenue. TriumphPay connects Brokers, Shippers, Factors and Carriers through forward-thinking solutions that help each party successfully manage the life cycle of invoice presentment for services provided by Carrier through the processing and audit of such invoice to its ultimate payment to the Carrier or the Factor providing working capital to such Carrier. During 2024, we introduced our LoadPay product; a digital bank account developed for Carriers. LoadPay provides a user experience and financial products, including small business checking accounts, tailored to the financial needs of the small trucking companies that are the ultimate payees inside of the TriumphPay network. A key feature of the LoadPay product is our ability to rapidly fund invoices approved for payment through the TriumphPay network or approved for purchase as part of our factoring operations to the LoadPay account without the need for such payments to be processed through traditional payment rails such as ACH transfers. TriumphPay offers supply chain finance to Brokers, allowing them to pay their Carriers faster and drive Carrier loyalty. TriumphPay provides tools and services to increase automation, mitigate fraud, create back-office efficiency and improve the payment experience. TriumphPay also operates in a highly specialized niche with unique processes and key performance indicators.

Our data intelligence business, which we call Intelligence, was launched at the beginning of the fourth quarter of 2024 to turn the over-the-road trucking data collected through our services into actionable insights for our customers. This launch coincided with our acquisition of Isometric Technologies Inc., a company that provides service and performance scoring and benchmarking capabilities to the over-the-road trucking industry. Data has the ability to drive efficiency, enhance decision-making, and enable Shippers, Brokers, and Carriers to operate more profitably in a very competitive over-the-road trucking market. With our access to data from our TriumphPay network and other sources, we believe we can develop products and services to offer to logistics service providers, allowing them to better plan for peak periods, competitively source freight capacity, and allocate resources efficiently, thus improving their profitability. Going forward, Intelligence will operate in a highly specialized niche with unique processes and key performance indicators.

At December 31, 2024, our business is primarily focused on providing financial services to participants in the for-hire trucking ecosystem in the United States, including Brokers, Shippers, Factors and Carriers. Within such ecosystem, we operate our TriumphPay payments platform, which connects such parties to streamline and optimize the presentment, audit and payment of transportation invoices. We also act as capital provider to the Carrier industry through our factoring subsidiary, Triumph Financial Services. We have begun to offer data services through our Intelligence offerings. Our traditional banking operations provide stable, low cost deposits to support our operations, a diversified lending portfolio to add stability to our balance sheet, and a suite of traditional banking products and services to participants in the for-hire trucking ecosystem to deepen our relationship with such clients.

We have determined our reportable segments are Banking, Factoring, Payments and Intelligence. For the year ended December 31, 2024, our Banking segment generated 60% of our total segment revenue (comprised of interest and noninterest income), our Factoring segment generated 30% of our total segment revenue, our Payments segment generated 10% of our total segment revenue, and our Intelligence segment generated less than 1% of our total segment revenue.

2024 Overview

Net income available to common stockholders for the year ended December 31, 2024 was $12.9 million, or $0.54 per diluted share, compared to net income available to common stockholders for the year ended December 31, 2023 of $37.9 million, or $1.61 per diluted share. For the year ended December 31, 2024, our return on average common equity was 1.53% and our return on average assets was 0.28%.

At December 31, 2024, we had total assets of $5.949 billion, including gross loans of $4.547 billion, compared to $5.347 billion of total assets and $4.163 billion of gross loans at December 31, 2023. Total loans increased $383.9 million during the year ended December 31, 2024. Our Banking loans, which constitute 73% of our total loan portfolio at December 31, 2024, increased from $3.046 billion in aggregate as of December 31, 2023 to $3.340 billion as of December 31, 2024, an increase of 9.6%. Our Factoring factored receivables, which constitute 23% of our total loan portfolio at December 31, 2024, increased from $0.942 billion in aggregate as of December 31, 2023 to $1.033 billion as of December 31, 2024, an increase of 9.7%. Our Payments factored receivables, which constitute 4% of our total loan portfolio at December 31, 2024, decreased from $174.7 million in aggregate as of December 31, 2023 to $171.7 million as of December 31, 2024, a decrease of 1.8%. At December 31, 2024, we had total liabilities of $5.058 billion, including total deposits of $4.821 billion, compared to $4.483 billion of total liabilities and $3.977 billion of total deposits at December 31, 2023. Deposits increased $843.3 million during the year ended December 31, 2024.

At December 31, 2024, we had total stockholders' equity of $890.9 million. During the year ended December 31, 2024, total stockholders' equity increased $26.5 million. Capital ratios remained strong with Tier 1 capital and total capital to risk weighted assets ratios of 13.06% and 15.23%, respectively, at December 31, 2024.

The total dollar value of invoices purchased by Triumph Financial Services during the year ended December 31, 2024 was $10.370 billion with an average invoice size of $1,786. The transportation average invoice size for the year was $1,750. This compares to invoice purchase volume of $10.837 billion with an average invoice size of $1,862 and average transportation invoice size of $1,810 during the same period a year ago.

TriumphPay processed 24.8 million invoices paying Carriers a total of $27.784 billion during the year ended December 31, 2024. This compares to processed volume of 19.5 million invoices for a total of $21.518 billion during the year ended December 31, 2023.

2024 Items of Note

Isometric Technologies Inc

On December 1, 2024, we acquired Isometric Technologies Inc. ("ISO"), a freight technology company, for $10.0 million in cash. Isometric Technologies provides service and performance scoring and benchmarking capabilities to the over-the-road trucking industry.

For further information on the above transactions see Note 2 – Business Combinations and Divestitures in the accompanying notes to the consolidated financial statements included elsewhere in this report.

Triumph Financial Headquarters Purchase

On March 20, 2024, we purchased a building in Dallas, TX that will be the future headquarters for Triumph Financial. The purchase price, including direct costs, was $54.6 million with approximately $51.7 million allocated to land and building and $2.9 million allocated to lease-related intangibles.

Items related to our July 2020 acquisition of TFS

As disclosed on our SEC Forms 8-K filed on July 8, 2020 and September 23, 2020, we acquired the transportation factoring assets of TFS, a wholly owned subsidiary of Covenant Logistics Group, Inc. ("Covenant"), and subsequently amended the terms of that transaction. There were no material developments related to that transaction that impacted our operating results for the year ended December 31, 2024.

At December 31, 2024, the carrying value of the acquired over-formula advances was $1.4 million, the total reserve on acquired over-formula advances was $1.4 million and the balance of our indemnification asset, the value of the payment that would be due to us from Covenant in the event that these over-advances are charged off, was $0.7 million.

As of December 31, 2024, we carry a separate receivable (the "Misdirected Payments") payable by the United States Postal Service ("USPS") arising from accounts factored to the largest over-formula advance carrier. The balance of such Misdirected Payments, net of customer reserves, was $19.4 million at December 31, 2024. This amount is separate from the acquired Over-Formula Advances. The amounts represented by this receivable were paid by the USPS directly to such customer in contravention of notices of assignment delivered to, and previously honored by, the USPS, which amount was then not remitted back to us by such customer as required. The USPS disputes their obligation to make such payment, citing purported deficiencies in the notices delivered to them. We have commenced litigation in the United States Court of Federal Claims against the USPS seeking a ruling that the USPS was obligated to make the payments represented by this receivable directly to us. Based on our legal analysis and discussions with our counsel advising us on this matter, we continue to believe it is probable that we will prevail in such action and that the USPS will have the capacity to make payment on such receivable. Consequently, we have not reserved for such balance as of December 31, 2024. The full amount of such receivable is reflected in non-performing and past due factored receivables as of December 31, 2024 in accordance with our policy. As of December 31, 2024, the entire Misdirected Payments amount was greater than 90 days past due.

2023 Items of Note

Equity Investment

On June 22, 2023 we made a $9.7 million minority investment in Trax Group, Inc. ("Trax"), a leader in transportation spend management solutions. The investment in Trax is accounted for as an equity investment without a readily determinable fair value measured under the measurement alternative and is included in other assets on our consolidated balance sheet.

Accelerated Share Repurchase and Stock Repurchase Program

On February 1, 2023, we entered into an accelerated share repurchase ("ASR") agreement to repurchase $70.0 million of our common stock. The ASR was part of our previously announced plan to repurchase up to $100.0 million of our common stock and was within the remaining amount authorized by our Board of Directors pursuant to such plan. During the three months ended March 31, 2023, we received an initial delivery of 961,373 common shares representing approximately 80% of the expected total to be repurchased. On April 28, 2023, the ASR was completed and we received an additional delivery of 247,954 common shares.

Macroeconomic Considerations

As a business operating in the bank and non-bank financial services industries, our business and operations are sensitive to general business and economic conditions in the United States. If the U.S. economy weakens, our growth and profitability from our operations, including lending and deposit services, could be constrained.

During 2022 and the early part of 2023, the U.S. experienced decades-high inflation and a rising interest rate environment not seen in several years. The rate of inflation slowed during the latter part of 2023 and throughout 2024. That said, the impacts of prior inflation and the looming threat of further inflation, whether caused by monetary policy, tariffs, or other factors, could make it more difficult for our borrowers to repay their loans, potentially leading to increased delinquencies, increased volume of loan modifications, and financial losses for the Company. In terms of our borrowers' repayment of loans, we experienced some of these effects during 2023 and 2024, particularly in our commercial real estate and equipment finance portfolios. This resulted in an increase in the volume of loan modifications, including modifications made to troubled borrowers. At current rates, we believe that our borrowers have incentives to work constructively with us toward viable long-term solutions and our approach is to be both proactive and patient with them in an effort to minimize loan losses. Additionally, while interest rates in the macro economy were relatively flat throughout 2024, further increases in such rates could incentivize our depositors to seek higher yielding products, which could result in some deposit run-off, and our ability to retain or grow our deposit base could be hindered by higher market interest rates in the future. See Item 7A. "Quantitative and Qualitative Disclosures About Market Risk" for a discussion of the Company's Asset/Liability Management and Interest Rate Risk. Additionally, increased rates on our borrowers' variable rate loans could lead to increased delinquencies, increased volume of loan modifications, and financial losses for the Company.

The Company did experience the direct impact of inflation and rising costs in the form of higher salaries, general and administrative costs due to wage inflation and price increases throughout the 2023 and 2024. While such impact was softer during 2024 than 2023 and the Company has not yet experienced any material adverse effects, the prolonged impact of a higher interest rate environment and resumed inflation could cause the Company to experience adverse effects on its business, financial condition, results of operations and cash flows that are not possible to predict at December 31, 2024.

We define liquidity as our ability to generate sufficient cash to fund current loan demand, deposit withdrawals, or other cash demands and disbursement needs, and otherwise to operate on an ongoing basis. During the early part of 2023, the financial services industry faced a liquidity challenge that resulted in the failure of a handful of financial institutions. We manage liquidity at the holding company level as well as that of our bank subsidiary.

The management of liquidity at both levels is important, because the holding company and our bank subsidiary have different funding needs and sources, and each is subject to regulatory guidelines and requirements which require minimum levels of liquidity. We believe that our liquidity ratios meet or exceed those guidelines and our present position is adequate to meet our current and future liquidity needs. See "Liquidity and Capital Resources" below for discussion of our capital resources and liquidity management.

Given the nature of the Company's operations, supply chain disruptions, whether caused by tariffs, the wildfires in California, or otherwise, do not have a direct impact on the Company; however, such disruptions could make it more difficult for our borrowers to repay their loans, potentially leading to increased delinquencies, increased volume of loan modifications, and financial losses for the Company. We did not experience such adverse effects during the year ended December 31, 2024. Supply chain disruptions most prominently impact our trucking transportation and factoring operations discussed in terms of trucking volume in the following section. While the Company has not yet experienced any material adverse effects, the prolonged impact or increased intensity of supply chain disruptions could cause the Company to experience adverse effects on its business, financial condition, results of operations and cash flows that are not possible to predict at December 31, 2024.

While economic conditions in foreign countries, including impacts related to the war in Ukraine, conflict in the Middle East, and tensions in U.S.-China relations, could affect the stability of global financial markets, which could hinder U.S. economic growth, we did not experience a financial impact due to such conditions during the year ended December 31, 2024. While the Company has not yet experienced any material adverse effects, the prolonged impact of such conflicts, or other global economic events, could cause the Company to experience adverse effects on its business, financial condition, results of operations and cash flows that are not possible to predict at December 31, 2024.

Trucking Transportation and Factoring

The largest driver of changes in revenue at our Factoring segment is fluctuation in the freight markets, particularly in brokered freight, which is priced largely off the spot market (a reflection of real-time balance of carrier supply and shipper demand in the market) and subject to variability in diesel prices. The softness in freight during 2023 was a combination of falling volumes and excess capacity and such softness continued throughout 2024. In recent quarters, average rates per mile have decreased and returned spot rates to levels last seen in 2019. For the spot rate market, the drop was a little higher than the drop in diesel prices over the same period. Throughout much of 2023 and into 2024, spot rates had fallen below the cost per mile to operate for many carriers. As a result, we have observed a number of small and medium-sized trucking companies either leave the market by signing on with larger carriers or electing to sell their fleets or companies and move on to other endeavors, though the pace of these exits has slowed recently. The confluence of these circumstances has resulted in a steady decline in invoice prices and costs of new and used equipment. Such invoice prices and costs of new and used equipment remained consistently below recent years throughout the latter half of 2023 and all of 2024. This has put pressure on the revenue of our Factoring segment as well as our equipment finance borrowers, resulting in increased equipment finance delinquencies and loan modifications. Equipment finance losses have been manageable, but continued softness in the freight markets could cause the Company to experience adverse effects on its business, financial condition, results of operations and cash flows that are not possible to predict at December 31, 2024.

Though the transportation factoring industry continues to fight headwinds due to higher cost of capital and lower average invoices, we have sufficient access to capital, manageable funding costs, and an ability to diversify factoring income. We continue to focus our efforts on technology initiatives to be more efficient, support the enterprise, and enhance our customer experience while delivering various products to strengthen our clients throughout their business lifecycle. Our plan is for managed growth in our factoring segment with a greater emphasis on enhancing efficiency and profitability. These plans may include use of new technology tools, including those that integrate artificial intelligence capabilities.

Climate Change

Refer to Item 1. Business for background as it relates to the Company and climate change.

There have been significant completed and pending developments in federal and state legislation and regulation regarding climate change in recent years. Given our size and the nature of our business, the incurred direct impact and expected future direct impact of climate-related regulation is not material, nor expected to be material, to our business, financial condition, or results of operations. Further, we have not experienced any physical effects of climate change on our operations and results.

We recognize that, while not material to our operations to-date, indirect consequences of climate-related regulation could exist that might be associated with our lending to certain types of customers who engage in activity that some could deem potentially harmful to the environment. The Company notes that the climate change landscape is constantly evolving and at this time, it is not possible for us to know or predict the full universe or extent that these indirect effects will have on the Company's future operations.

While programs and initiatives focused on sustainability and resource conservation have been put in place by the Company, there have been no material past capital expenditures for climate-related projects. We do not plan to have material future capital expenditures for climate-related projects at this time. Additionally, we have not incurred any material compliance costs related to climate change.

Financial Highlights

The following table shows selected financial data for each of the years in the three year period ended December 31, 2024:

	As of and for the years ended December 31,		
(Dollars in thousands, except per share amounts)	2024	2023	2022
Income Statement Data:			
Interest income	$ 422,515	$ 422,421	$ 419,239
Interest expense	72,059	54,342	18,747
Net interest income	350,456	368,079	400,492
Credit loss expense (benefit)	18,767	12,203	6,925
Net interest income after provision	331,689	355,876	393,567
Noninterest income	65,414	50,173	84,068
Noninterest expense	376,635	353,234	340,631
Net income before income taxes	20,468	52,815	137,004
Income tax expense	4,378	11,734	34,693
Net income	16,090	41,081	102,311
Dividends on preferred stock	(3,206)	(3,206)	(3,206)
Net income available to common stockholders	$ 12,884	$ 37,875	$ 99,105
Balance Sheet Data:			
Total assets	$5,948,975	$5,347,334	$5,333,783
Cash and cash equivalents	330,117	286,635	408,182
Investment securities	387,882	307,109	263,772
Loans held for sale	1,172	1,236	5,641
Loans held for investment, net	4,506,246	4,127,881	4,077,484
Total liabilities	5,058,056	4,482,934	4,444,812
Noninterest-bearing deposits	1,964,457	1,632,022	1,756,680
Interest-bearing deposits	2,856,363	2,345,456	2,414,656

(Dollars in thousands, except per share amounts)	As of and for the years ended December 31,		
	2024	2023	2022
FHLB advances	30,000	255,000	30,000
Subordinated notes	69,662	108,678	107,800
Junior subordinated debentures	42,352	41,740	41,158
Total stockholders' equity	890,919	864,400	888,971
Preferred stockholders' equity	45,000	45,000	45,000
Common stockholders' equity [1]	845,919	819,400	843,971
Per Share Data:			
Basic earnings per common share	$ 0.55	$ 1.63	$ 4.06
Diluted earnings per common share	$ 0.54	$ 1.61	$ 3.96
Book value per share	$ 36.16	$ 35.16	$ 35.09
Tangible book value per share [1]	$ 25.13	$ 24.12	$ 24.04
Shares outstanding end of period	23,391,411	23,302,414	24,053,585
Weighted average shares outstanding — basic	23,286,675	23,208,086	24,393,954
Weighted average shares outstanding — diluted	23,779,392	23,562,377	25,023,568
Performance ratios:			
Return on average assets	0.28%	0.76%	1.79%
Return on average total equity	1.81%	4.80%	11.46%
Return on average common equity	1.53%	4.67%	11.69%
Return on average tangible common equity [1]	2.20%	6.91%	17.16%
Yield on loans [2]	8.87%	9.20%	8.88%
Cost of interest -bearing deposits	2.18%	1.37%	0.38%
Cost of total deposits	1.25%	0.83%	0.22%
Cost of total funds	1.51%	1.21%	0.39%
Net interest margin [2]	6.95%	7.67%	7.82%
Net noninterest expense to average assets	5.43%	5.58%	4.48%
Asset Quality ratios [3]:			
Past due to total loans	3.27%	2.00%	2.53%
Nonperforming loans to total loans	2.49%	1.65%	1.17%
Nonperforming assets to total assets	2.02%	1.42%	1.02%
ACL to nonperforming loans	35.93%	51.15%	88.76%
ACL to total loans	0.90%	0.85%	1.04%
Net charge-offs to average loans	0.31%	0.47%	0.14%
Capital ratios:			
Tier 1 capital to average assets	12.03%	12.64%	13.00%
Tier 1 capital to risk-weighted assets	13.06%	13.74%	14.57%
Common equity Tier 1 capital to risk-weighted assets	11.40%	11.94%	12.73%
Total capital to risk-weighted assets	15.23%	16.75%	17.66%
Total stockholders' equity to total assets	14.98%	16.17%	16.67%
Tangible common stockholders' equity ratio [1]	10.33%	11.04%	11.41%

[1] The Company uses certain non-GAAP financial measures to provide meaningful supplemental information regarding the Company's operational performance and to enhance investors' overall understanding of such financial performance. The non-GAAP measures used by the Company include the following:

- "*Common stockholders' equity*" is defined as total stockholders' equity at end of period less the liquidation preference value of the preferred stock.

- "*Tangible common stockholders' equity*" is defined as common stockholders' equity less goodwill and other intangible assets.

- "*Total tangible assets*" is defined as total assets less goodwill and other intangible assets.

- "*Tangible book value per share*" is defined as tangible common stockholders' equity divided by total common shares outstanding. This measure is important to investors interested in changes from period-to-period in book value per share exclusive of changes in intangible assets.

- "*Tangible common stockholders' equity ratio*" is defined as the ratio of tangible common stockholders' equity divided by total tangible assets. We believe that this measure is important to many investors in the marketplace who are interested in relative changes from period-to period in common equity and total assets, each exclusive of changes in intangible assets.

- "*Return on average tangible common equity*" is defined as net income available to common stockholders divided by average tangible common stockholders' equity.

[2] Performance ratios include discount accretion on purchased loans for the periods presented as follows:

	For the years ended December 31,		
(Dollars in thousands)	2024	2023	2022
Loan discount accretion	$2,764	$5,242	$8,643

[3] Asset quality ratios exclude loans held for sale.

GAAP Reconciliation of Non-GAAP Financial Measures

We believe the non-GAAP financial measures included above provide useful information to management and investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, we acknowledge that our non-GAAP financial measures have a number of limitations. The following reconciliation table provides a more detailed analysis of the non-GAAP financial measures:

	As of and for the years ended December 31,		
(Dollars in thousands, except per share amounts)	2024	2023	2022
Total stockholders' equity	$ 890,919	$ 864,400	$ 888,971
Preferred stock liquidation preference	(45,000)	(45,000)	(45,000)
Total common stockholders' equity	845,919	819,400	843,971
Goodwill and other intangibles	(258,208)	(257,355)	(265,767)
Tangible common stockholders' equity	$ 587,711	$ 562,045	$ 578,204
Common shares outstanding	23,391,411	23,302,414	24,053,585
Tangible book value per share	$ 25.13	$ 24.12	$ 24.04
Total assets at end of period	$ 5,948,975	$ 5,347,334	$ 5,333,783
Goodwill and other intangibles	(258,208)	(257,355)	(265,767)
Total tangible assets at end of period	5,690,767	5,089,979	5,068,016
Tangible common stockholders' equity ratio	10.33%	11.04%	11.41%
Average total stockholders' equity	$ 886,900	$ 855,488	$ 892,978
Average preferred stock liquidation preference	(45,000)	(45,000)	(45,000)
Average total common stockholders' equity	841,900	810,488	847,978
Average goodwill and other intangibles	(254,924)	(262,552)	(270,306)
Average tangible common equity	$ 586,976	$ 547,936	$ 577,672
Net income available to common stockholders	$ 12,884	$ 37,875	$ 99,105
Average tangible common equity	586,976	547,936	577,672
Return on average tangible common equity	2.19%	6.91%	17.16%

(Dollars in thousands, except per share amounts)	As of and for the years ended December 31,		
	2024	2023	2022
Net noninterest expense to average assets ratio:			
Noninterest expenses	$ 376,635	$ 353,234	$ 340,631
Noninterest income	65,414	50,173	84,068
Net noninterest expenses	$ 311,221	$ 303,061	$ 256,563
Average total assets	$ 5,733,069	$ 5,431,276	$ 5,730,592
Net noninterest expense to average assets ratio	5.43%	5.58%	4.48%

Results of Operations

For discussion of the results of operations for the year ended December 31, 2023 compared with the year ended December 31, 2022, see Triumph Financial's 2023 Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 13, 2024.

Fiscal year ended December 31, 2024 compared with year ended December 31, 2023

Net Income

We earned net income of $16.1 million for the year ended December 31, 2024 compared to $41.1 million for the year ended December 31, 2023, a decrease of $25.0 million.

(Dollars in thousands)	For the Years Ended December 31,		$ Change	% Change
	2024	2023		
Interest income	$422,515	$422,421	$ 94	— %
Interest expense	72,059	54,342	17,717	32.6%
Net interest income	350,456	368,079	(17,623)	(4.8)%
Credit loss expense (benefit)	18,767	12,203	6,564	53.8%
Net interest income after credit loss expense (benefit)	331,689	355,876	(24,187)	(6.8)%
Noninterest income	65,414	50,173	15,241	30.4%
Noninterest expense	376,635	353,234	23,401	6.6%
Net income (loss) before income taxes	20,468	52,815	(32,347)	(61.2)%
Income tax expense (benefit)	4,378	11,734	(7,356)	(62.7)%
Net income (loss)	$ 16,090	$ 41,081	$(24,991)	(60.8)%

Details of the changes in the various components of net income are further discussed below.

Net Interest Income

Our operating results depend primarily on our net interest income, which is the difference between interest income on interest-earning assets, including loans and securities, and interest expense incurred on interest-bearing liabilities, including deposits and other borrowed funds. Interest rate fluctuations, as well as changes in the amount and type of interest-earning assets and interest-bearing liabilities, combine to affect net interest income. Our net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as a "volume change." It is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds, referred to as a "rate change."

The following table presents the distribution of average assets, liabilities and equity, as well as interest income and fees earned on average interest-earning assets and interest expense paid on average interest-bearing liabilities:

| | For the years ended December 31, | | | | | | | | |
| | 2024 | | | 2023 | | | 2022 | | |
(Dollars in thousands)	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Interest-earning assets:									
Cash and cash equivalents	$ 456,821	$ 24,244	5.31%	$ 242,125	$ 12,561	5.19%	$ 341,433	$ 6,413	1.88%
Taxable securities	361,318	23,468	6.50%	305,554	19,582	6.41%	207,791	7,822	3.76%
Tax-exempt securities	3,191	88	2.76%	8,228	213	2.59%	14,200	365	2.57%
FHLB and other restricted stock	10,711	998	9.32%	16,871	1,030	6.11%	8,709	258	2.96%
Loans [1]	4,211,829	373,717	8.87%	4,228,423	389,035	9.20%	4,552,452	404,381	8.88%
Total interest-earning assets	5,043,870	422,515	8.38%	4,801,201	422,421	8.80%	5,124,585	419,239	8.18%
Noninterest-earning assets:									
Cash and cash equivalents	77,900			85,118			98,400		
Other noninterest-earning assets	611,299			544,957			507,607		
Total assets	$5,733,069			$5,431,276			$5,730,592		
Interest-bearing liabilities:									
Deposits:									
Interest-bearing demand	726,957	3,820	0.53%	796,465	2,947	0.37%	865,113	2,332	0.27%
Individual retirement accounts	48,529	645	1.33%	58,752	469	0.80%	78,162	401	0.51%
Money market	588,475	16,259	2.76%	524,247	8,929	1.70%	529,266	1,513	0.29%
Savings	533,897	5,883	1.10%	543,311	2,694	0.50%	534,057	883	0.17%
Certificates of deposit	251,069	7,307	2.91%	285,925	4,446	1.55%	446,749	2,441	0.55%
Brokered time deposits	407,324	20,978	5.15%	289,183	14,398	4.98%	106,580	1,783	1.67%
Other brokered deposits	25,139	1,343	5.34%	8,083	435	5.38%	70,768	685	0.97%
Total interest-bearing deposits	2,581,390	56,235	2.18%	2,505,966	34,318	1.37%	2,630,695	10,038	0.38%
Federal Home Loan Bank advances	120,369	6,477	5.38%	194,795	10,322	5.30%	69,658	831	1.19%
Subordinated notes	105,149	4,700	4.47%	108,229	5,253	4.85%	107,369	5,212	4.85%
Junior subordinated debentures	42,032	4,647	11.06%	41,449	4,449	10.73%	40,877	2,662	6.51%
Other borrowings	4	—	— %	724	—	— %	7,374	4	0.05%
Total interest-bearing liabilities	2,848,944	72,059	2.53%	2,851,163	54,342	1.91%	2,855,973	18,747	0.66%

(Dollars in thousands)	For the years ended December 31,								
	2024			2023			2022		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Noninterest-bearing liabilities and equity:									
Noninterest-bearing demand deposits	1,911,707			1,645,247			1,895,001		
Other liabilities	85,518			79,378			86,640		
Total equity	886,900			855,488			892,978		
Total liabilities and equity	$5,733,069			$5,431,276			$5,730,592		
Net interest income		$350,456			$368,079			$400,492	
Interest spread [2]			5.85%			6.89%			7.52%
Net interest margin [3]			6.95%			7.67%			7.82%

1. Balance totals include respective nonaccrual assets.
2. Net interest spread is the yield on average interest-earning assets less the rate on interest-bearing liabilities.
3. Net interest margin is the ratio of net interest income to average interest-earning assets.

The following table presents loan yields earned on our loan portfolios:

(Dollars in thousands)	For the Years Ended December 31,								
	2024			2023			2022		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Banking	$3,035,535	$213,831	7.04%	$3,050,632	$228,428	7.49%	$2,941,616	$181,188	6.16%
Factoring	1,001,943	137,718	13.75%	1,042,227	144,217	13.84%	1,469,446	207,114	14.09%
Payments	174,351	22,168	12.71%	135,564	16,390	12.09%	141,390	16,079	11.37%
Total loans	$4,211,829	$373,717	8.87%	$4,228,423	$389,035	9.20%	$4,552,452	$404,381	8.88%

We earned net interest income of $350.5 million for the year ended December 31, 2024 compared to $368.1 million for the year ended December 31, 2023, a decrease of $17.6 million, or 4.8%, primarily driven by the following factors.

Interest income increased $0.1 million, or 0.0%, and was relatively flat due to the following items. Yields across all of our broad interest earning asset categories increased with the exception of loans. We experienced an increase in total average interest earning assets of $242.7 million, or 5.1%, including increases of $214.7 million and $55.8 million of cash and cash equivalents and taxable securities, respectively. That said, we experienced a decrease in average total loans of $16.6 million, or 0.4%. The average balance of our higher yielding Factoring factored receivables decreased $40.3 million, or 3.9%, and we experienced an increase in average Payments factored receivables. The decrease in average Factoring factored receivables and the increase in average Payments factored receivables was impacted by our decision to move supply chain financing receivables from our Factoring segment to our Payments segment at the end of the second quarter 2023. Average Banking loans increased $15.1 million, or 0.5%, due to increases in the average balances of commercial real estate and construction and development loans, partially offset by decreases in commercial and mortgage warehouse loans. Interest income from our Banking loans is impacted by our lower yielding mortgage warehouse lending product. The average mortgage warehouse lending balance was $739.4 million for the year ended December 31, 2024 compared to $763.6 million for the year ended December 31, 2023. A component of interest income consists of discount accretion on acquired loan portfolios and acquired liquid credit loans. We recognized discount accretion on purchased loans of $2.8 million and $5.2 million for the years ended December 31, 2024 and 2023, respectively.

Interest expense increased $17.7 million, or 32.6%, due to increased average rates on interest bearing liabilities discussed below. The increase in interest expense was partially offset by a decrease in average interest bearing liabilities of $2.2 million, or 0.1%; however, average total interest bearing deposits increased $75.4 million, or 3.0%, including an increased average balance of higher-cost brokered time deposits. Average noninterest bearing demand deposits decreased $266.5 million.

Net interest margin decreased to 6.95% for the year ended December 31, 2024 from 7.67% for the year ended December 31, 2023, a decrease of 72 basis points, or 9.4%.

The decrease in our net interest margin was primarily driven by an increase in our average cost of interest bearing liabilities of 62 basis points. This increase in average cost was caused by generally higher interest rates paid on our interest-bearing liabilities driven by changes in interest rates in the macro economy.

The decrease in our net interest margin was impacted by a decrease in yield on our interest earning assets of 42 basis points to 8.38% for the year ended December 31, 2024. This decrease was primarily driven by lower yields on loans, which decreased 33 basis points to 8.87% for the same period. Factoring yield was relatively flat period over period, but average Factoring factored receivables as a percentage of the total loan portfolio decreased slightly, which had a downward impact on total loan yield. Our transportation factoring balances, which generate a higher yield than our non-transportation factoring balances, were flat as a percentage of the overall factoring portfolio to 97% at December 31, 2024 compared to 97% at December 31, 2023. Banking yield decreased slightly and Payments yield increased slightly period over period. Non-loan yields increased period over period.

Our mortgage warehouse business has nearly self-funded for several quarters due to the servicing deposits of its customers. The average balance of such deposits was $587.6 million for the year ended December 31, 2024. These deposits are noninterest bearing deposits on our balance sheet. Despite their classification, many of these deposits are not truly free of cost as our clients are compensated for these balances in the form of an earnings interest rebate rather than deposit interest. As a result, such noninterest bearing deposits decrease our loan yield rather than increase our deposit rates. It is important to note that our net interest margin is not affected by this arrangement. During the year ended December 31, 2024, these deposits decreased our overall yield on loans by 60 bps and our overall cost of deposits and cost of funds would have been 56 bps and 53 bps higher, respectively.

Changes in net interest income due to changes in rates and volume. The following table shows the effects changes in average balances (volume) and average interest rates (rate) had on the interest earned in our interest-earning assets and the interest incurred on our interest-bearing liabilities for the periods indicated. For purposes of this table, changes attributable to both rate and volume which cannot be segregated have been allocated to volume.

	Years Ended					
	December 31, 2024 vs. 2023			December 31, 2023 vs. 2022		
	Increase (Decrease) Due to:			Increase (Decrease) Due to:		
(Dollars in thousands)	Rate	Volume	Net Change	Rate	Volume	Net Change
Interest-earning assets:						
Cash and cash equivalents	$ 289	$11,394	$ 11,683	$11,300	$ (5,152)	$ 6,148
Taxable securities	264	3,622	3,886	5,495	6,265	11,760
Tax-exempt securities	14	(139)	(125)	3	(155)	(152)
FHLB stock	542	(574)	(32)	274	498	772
Loans	(13,846)	(1,472)	(15,318)	14,466	(29,812)	(15,346)
Total interest income	(12,737)	12,831	94	31,538	(28,356)	3,182

(Dollars in thousands)	Years Ended December 31, 2024 vs. 2023 Increase (Decrease) Due to: Rate	Volume	Net Change	Years Ended December 31, 2023 vs. 2022 Increase (Decrease) Due to: Rate	Volume	Net Change
Interest-bearing liabilities:						
Interest-bearing demand	1,238	(365)	873	869	(254)	615
Individual retirement accounts	312	(136)	176	223	(155)	68
Money market	5,555	1,775	7,330	7,501	(85)	7,416
Savings	3,293	(104)	3,189	1,765	46	1,811
Certificates of deposit	3,875	(1,014)	2,861	4,506	(2,501)	2,005
Brokered time deposits	496	6,084	6,580	3,523	9,092	12,615
Other brokered deposits	(3)	911	908	3,123	(3,373)	(250)
Total interest-bearing deposits	14,766	7,151	21,917	21,510	2,770	24,280
Federal Home Loan Bank advances	160	(4,005)	(3,845)	2,860	6,631	9,491
Subordinated notes	(415)	(138)	(553)	(1)	42	41
Junior subordinated debentures	134	64	198	1,726	61	1,787
Other borrowings	—	—	—	(4)	—	(4)
Total interest expense	14,645	3,072	17,717	26,091	9,504	35,595
Change in net interest income	$(27,382)	$ 9,759	$(17,623)	$ 5,447	$(37,860)	$(32,413)

Credit Loss Expense

Credit loss expense is the amount of expense that, based on our judgment, is required to maintain the allowances for credit losses (“ACL”) at an appropriate level under the current expected credit loss model. The determination of the amount of the allowance is complex and involves a high degree of judgment and subjectivity. Refer to Note 1 of the notes to the financial statements for detailed discussion regarding ACL methodologies for available for sale debt securities, held to maturity securities and loans held for investment.

The following table presents the major categories of credit loss expense (benefit):

(Dollars in thousands)	December 31, 2024	2023	2022	2024 Compared to 2023 $ Change	% Change	2023 Compared to 2022 $ Change	% Change
Credit loss expense (benefit) on:							
Loans	$18,603	$12,226	$7,039	$6,377	52.2%	$5,187	73.7%
Off balance sheet credit exposures	(137)	(769)	(476)	632	82.2%	(293)	(61.6)%
Held to maturity securities	301	746	362	(445)	(59.7)%	384	106.1%
Available for sale securities	—	—	—	—	— %	—	— %
Total credit loss expense (benefit)	$18,767	$12,203	$6,925	$6,564	53.8%	$5,278	76.2%

Regarding available for sale debt securities in an unrealized loss position, the Company evaluates the securities at each measurement date to determine whether the decline in the fair value below the amortized cost basis (impairment) is due to credit-related factors or noncredit-related factors. Any impairment that is not credit related is recognized in other comprehensive income, net of applicable taxes. Credit-related impairment is recognized as an ACL on the balance sheet, limited to the amount by which the amortized cost basis exceeds the fair value, with a corresponding adjustment to earnings via credit loss expense. At December 31, 2024 and 2023, the

Company determined that all impaired available for sale securities experienced a decline in fair value below the amortized cost basis due to noncredit-related factors. Therefore, the Company carried no ACL at those respective dates and there was no credit loss expense recognized by the Company during the years ended December 31, 2024 and 2023.

The ACL on held to maturity securities is estimated at each measurement date on a collective basis by major security type. At December 31, 2024 and 2023, the Company's held to maturity ("HTM") securities consisted of three investments in the subordinated notes of collateralized loan obligation ("CLO") funds. Expected credit losses for these securities are estimated using a discounted cash flow methodology which considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. At December 31, 2024 and 2023, the Company carried $5.4 million and $6.2 million of these HTM securities at amortized cost, respectively. The ACL on these balances was $3.5 million at December 31, 2024 and $3.2 million at December 31, 2023 and we recognized credit loss expense of $0.3 million and $0.7 million during the years ended December 31, 2024 and 2023, respectively. None of the overcollateralization triggers tied to the CLO securities were tripped as of December 31, 2024. Ultimately, the realized cash flows on CLO securities such as these will be driven by a variety of factors, including credit performance of the underlying loan portfolio, adjustments to the portfolio by the asset manager, and the timing of a potential call.

Our ACL on loans was $40.7 million as of December 31, 2024, compared to $35.2 million as of December 31, 2023, representing an ACL to total loans ratio of 0.90% and 0.85% respectively.

Our credit loss expense on loans increased $6.4 million, or 52.2%, for the year ended December 31, 2024 compared to the year ended December 31, 2023.

During the year ended December 31, 2023, new adverse developments with one of the two remaining Over-Formula Advance clients caused us to charge-off the entire Over-Formula Advance amount due from that client. This resulted in a net charge-off of $3.3 million; however, this net charge-off had no impact on credit loss expense as the entire amount had been reserved in a prior period. In accordance with the Agreement reached with Covenant, Covenant reimbursed us for $1.7 million of this charge-off. We continue to reserve the full balance of the Over-Formula Advance clients at December 31, 2024 which totals $1.4 million.

The increase in credit loss expense was primarily driven by changes in required specific reserves. Such specific reserves increased $2.4 million during the year ended December 31, 2024 compared to a decrease of $7.2 million during the same period a year ago. Changes to projected loss drivers and prepayment speeds that the Company forecasted over the reasonable and supportable forecast periods to calculate expected losses resulted in credit loss expense of $3.2 million during the year ended December 31, 2024 compared to credit loss expense of $2.0 million during the same period a year ago.

The increase in credit loss expense was partially offset by net charge-off activity during the period. Net charge-offs during the year ended December 31, 2024 were $13.1 million compared to $19.8 million during the same period a year ago. Approximately $3.0 million of the $13.1 million net charge-offs for the year ended December 31, 2024 were reserved in a prior period while approximately $8.5 million of the $19.8 million net charge-offs for the year ended December 31, 2023 were reserved in a prior period. Such prior period reserves are included in the discussion of changes in specific reserves above.

Changes in volume and mix of the loan portfolio drove an increase in credit loss expense period over period. Such changes resulted in a benefit to credit loss expense of $0.1 million during the year ended December 31, 2024 compared to a benefit of $2.3 million expense during the same period a year ago.

Credit loss expense for off balance sheet credit exposures increased $0.6 million, primarily due to the changes in the assumptions used to project the loss rates previously discussed as well as changes in the underlying exposures.

Noninterest Income

The following table presents the major categories of noninterest income:

(Dollars in thousands)	Year ended December 31, 2024	2023	2022	2024 Compared to 2023 $ Change	% Change	2023 Compared to 2022 $ Change	% Change
Service charges on deposits	$ 7,084	$ 7,001	$ 6,844	$ 83	1.2%	$ 157	2.3%
Card income	8,036	8,181	8,150	(145)	(1.8)%	31	0.4%
Net gains (losses) on sale or call of securities	(1)	102	2,512	(103)	(101.0)%	(2,410)	(95.9%)
Net gains (losses) on sale of loans ...	178	119	18,228	59	49.6%	(18,109)	(99.3)%
Fee income	35,377	30,245	24,222	5,132	17.0%	6,023	24.9%
Insurance commissions	5,883	5,028	5,145	855	17.0%	(117)	(2.3)%
Other	8,857	(503)	18,967	9,360	1,860.8%	(19,470)	(102.7%)
Total noninterest income	$65,414	$50,173	$84,068	$15,241	30.4%	$(33,895)	(40.3%)

Noninterest income increased $15.2 million, or 30.4%. Changes in selected components of noninterest income in the above table are discussed below.

- *Fee income*. Fee income increased $5.1 million, or 17.0% primarily due to a $5.9 million increase in fee income earned by TriumphPay during the year ended December 31, 2024 compared to the same period a year ago. There were no other significant changes within the components of fee income.

- *Insurance commissions*. Insurance commissions increased $0.9 million, or 17.0%, due to higher volumes of processed policies.

- *Other*. Other noninterest income increased $9.4 million, primarily due to a gain on our revenue share asset of $1.3 million during the year ended December 31, 2024 compared to a loss of $1.7 million during the same period a year ago. We also recognized $4.0 million of rental income on the building we acquired during March of 2024. Further, we recognized a $0.5 million gain on equity security activity during the year ended December 31, 2024 compared to a gain of $0.1 million during the same period a year ago. There were no other significant changes within the components of other income.

Noninterest Expense

The following table presents the major categories of noninterest expense:

(Dollars in thousands)	Year ended December 31, 2024	2023	2022	2024 Compared to 2023 $ Change	% Change	2023 Compared to 2022 $ Change	% Change
Salaries and employee benefits ...	$219,580	$210,607	$201,487	$ 8,973	4.3%	$ 9,120	4.5%
Occupancy, furniture and equipment	33,014	28,885	26,774	4,129	14.3%	2,111	7.9%
FDIC insurance and other regulatory assessments	2,717	2,624	1,815	93	3.5%	809	44.6%
Professional fees	17,839	13,177	15,644	4,662	35.4%	(2,467)	(15.8)%
Amortization of intangible assets	11,992	11,454	11,922	538	4.7%	(468)	(3.9)%
Advertising and promotion	6,183	6,740	7,760	(557)	(8.3)%	(1,020)	(13.1)%
Communications and technology	50,922	45,679	42,083	5,243	11.5%	3,596	8.5%
Software amortization	5,846	4,453	4,063	1,393	31.3%	390	9.6%
Travel and entertainment	5,428	6,106	5,751	(678)	(11.1)%	355	6.2%
Other	23,114	23,509	23,332	(395)	(1.7)%	177	0.8%
Total noninterest expense ...	$376,635	$353,234	$340,631	$23,401	6.6%	$12,603	3.7%

Noninterest expense increased $23.4 million, or 6.6%. Details of the more significant changes in the various components of noninterest expense are further discussed below.

- *Salaries and Employee Benefits.* Salaries and employee benefits expenses increased $9.0 million, or 4.3%. Employee salaries increased $6.2 million while payroll taxes decreased $0.2 million period over period. Bonus expense increased $0.2 million period over period. The size of our workforce increased period over period primarily due to organic growth within the Company. Our average full-time equivalent employees were 1,542.1 and 1,471.5 for the years ended December 31, 2024 and 2023, respectively. Employee benefits expense such as 401(k) matching, employee insurance, and stock based compensation paid to employees increased $4.4 million. These increases were partially offset by a decrease in temporary labor expense of $0.1 million and a decrease in commissions expense of $1.6 million period over period.

- *Occupancy, Furniture and Equipment.* Occupancy, furniture and equipment expenses increased $4.1 million, or 14.3%, primarily due to $2.9 million of expense related to the building we acquired during March of 2024. The additional increase is driven by growth in our operations period over period.

- *Professional Fees.* Professional fees, which are primarily comprised of external audit, tax, consulting, and legal fees, increased $4.7 million, or 35.4%, primarily due to a $3.8 million increase in legal and consulting fees period over period.

- *Amortization of intangible assets.* Amortization of intangible assets increased $0.5 million, or 4.7%, primarily due to additional amortization resulting from the intangible assets related to the building we acquired during March of 2024.

- *Advertising and promotion.* Advertising and promotion expenses decreased $0.6 million, or 8.3%, due to decreased advertising activity period over period.

- *Communications and Technology.* Communications and technology expenses increased $5.2 million, or 11.5%, primarily as a result of increased spending on IT infrastructure, information security, and initiatives designed to develop efficiency in our IT operations.

- *Software amortization.* Software amortization expense increased $1.4 million, or 31.3%, primarily due to additional software assets coming on line during 2024.

- *Travel and entertainment.* Travel and entertainment expenses decreased $0.7 million, or 11.1%, primarily due to decreased travel period over period.

- *Other.* Other noninterest expense includes loan-related expenses, training and recruiting, postage, insurance, and subscription services. Other noninterest expense was relatively flat period over period as there were no significant variances period over period.

Income Taxes

The amount of income tax expense is influenced by the amount of pre-tax income, the amount of tax-exempt income, changes in the statutory rate and the effect of changes in valuation allowances maintained against deferred tax benefits.

Income tax expense decreased $7.4 million, or 62.7%, from $11.7 million for the year ended December 31, 2023 to $4.4 million for the year ended December 31, 2024. The decrease in income tax expense period over period was commensurate with a decrease in our pretax net income and also driven by a decrease in our effective tax rate. The effective tax rate was 21% and 22% for the years ended December 31, 2024 and 2023, respectively. The effective tax rate for the year ended December 31, 2024 was impacted by an adjustment to our disallowance related to highly compensated individuals as well as a research and development tax credit recognized during the period. The effective tax rate for the year ended December 31, 2023 was impacted by a performance based performance stock units windfall that was recorded during the period as those related shares vested during the period.

Operating Segment Results

Our reportable segments are Banking, Factoring, Payments, and Intelligence, which have been determined based upon their business processes and economic characteristics. This determination also gave consideration to the structure and management of various product lines. The Banking segment includes the operations of TBK Bank. Our Banking segment derives its revenue principally from investments in interest earning assets as well as noninterest income typical for the banking industry. The Factoring segment includes the operations of Triumph Financial Services with revenue derived from factoring services. The Payments segment includes the operations of TBK Bank's TriumphPay division, which provides a presentment, audit, and payment solution to Shipper, Broker, and Factor clients in the trucking industry. The Payments segment derives its revenue from transaction fees and interest income on factored receivables related to invoice payments. These factored receivables consist of both invoices where we offer a Carrier a quickpay opportunity to receive payment at a discount in advance of the standard payment term for such invoice in exchange for the assignment of such invoice to us and from offering Brokers the ability to settle their invoices with us on an extended term following our payment to their Carriers as an additional liquidity option for such Brokers. Our data intelligence segment was launched at the beginning of the fourth quarter of 2024 to turn the over-the-road trucking data collected through our services into actionable insights for our customers. This launch coincided with our acquisition of Isometric Technologies Inc. that provides service and performance scoring and benchmarking capabilities to the over-the-road trucking industry. The revenue for Intelligence offerings is derived through access and subscription fees, as well as seat licenses where applicable. Prior to the fourth quarter of 2024, there were no individuals allocated specifically to our data intelligence segment and an explicit data intelligence segment did not exist. Therefore, revision of prior period segment operating results is not applicable.

Prior to September 30, 2024, the Company disclosed Corporate as a reportable segment. The Company has determined that what was previously deemed the Corporate reportable segment consists of other business activities that do not represent a reportable segment, but rather, such activities belong in a Corporate and Other category as reported in the tabular disclosure below. It should be noted that such restructuring of the tabular disclosure did not result in any changes to the Company's revenue and expense allocation methodology described below. The Company restructured prior period tabular disclosures to achieve appropriate comparability.

Expenses that are directly attributable to the Company's Banking, Factoring, Payments, and Intelligence segments such as, but not limited to, occupancy, salaries and benefits to employees that are fully dedicated to the segment, and certain technology costs that can be attributed to specific users or functional areas within the segment are allocated as such. The Company continues to make considerable investments in shared services that benefit the entire organization and these expenses are allocated to the Corporate and Other category. The Company allocates such expenses to the Corporate and Other category in order for the Company's chief operating decision maker and investors to have clear visibility into the operating performance of each reportable segment.

We allocate intersegment interest expense to the Factoring and Payments segments based on one-month term SOFR for their funding needs. When the Payments segment is self-funded, with customer deposit funding in excess of its factored receivables, intersegment interest income is allocated based on the Federal Funds effective rate. Management believes that such intersegment interest allocations appropriately reflect the current interest rate environment and the relatively quick turn of the underlying receivables.

Reported segments and the financial information of the reported segments are not necessarily comparable with similar information reported by other financial institutions. Additionally, because of the interrelationships of the various segments, the information presented is not indicative of how the segments would perform if they operated as independent entities. Changes in management structure or allocation methodologies and procedures may result in future changes to previously reported segment financial data. The accounting policies of the segments are substantially the same as those described in Note 1 – Summary of Significant Accounting Policies in the accompanying notes to the consolidated financial statements included elsewhere in this report.

Transactions between segments consist primarily of borrowed funds, payment network fees, and servicing fees. Intersegment interest expense is allocated to the Factoring and Payments segments as described above. Beginning January 1, 2023, payment network fees are paid by the Factoring segment to the Payments segment for use of the payments network. Beginning prospectively on June 1, 2023, factoring transactions with freight broker clients were transferred from our Factoring segment to our Payments segment to align with TriumphPay's supply chain finance product offerings. Servicing fees are paid by the Payments segment to the Factoring segment for servicing such product. Beginning prospectively on January 1, 2024, the Factoring and Payments segments began paying fees to our Banking segment for the Banking segment's execution of various banking services that benefit those segments. Credit loss expense is allocated based on the segment's ACL determination. Noninterest income and expense directly attributable to a segment are assigned to it with various shared service costs such as human resources, accounting, finance, risk management and information technology expense assigned to the Corporate and Other category if they are not directly attributable to a segment. Other segment expense consists of various loan and card related expenses and other insignificant miscellaneous costs not specifically reviewed by the Company's chief operating decision maker. Taxes are paid on a consolidated basis and are not allocated for segment purposes.

The following tables present our primary operating results for our operating segments:

(Dollars in thousands) Year Ended December 31, 2024	Banking	Factoring	Payments	Intelligence	Total Segments	Corporate and Other[1]	Consolidated
Total interest income	$262,326	$137,718	$ 22,168	$ —	$422,212	$ 303	$422,515
Intersegment interest allocations	26,416	(35,886)	9,470	—	—	—	—
Total interest expense	62,712	—	—	—	62,712	9,347	72,059
Net interest income (expense)	226,030	101,832	31,638	—	359,500	(9,044)	350,456
Credit loss expense (benefit)	13,636	4,773	57	—	18,466	301	18,767
Net interest income after credit loss expense	212,394	97,059	31,581	—	341,034	(9,345)	331,689
Noninterest income	28,167	8,683	24,080	184	61,114	4,300	65,414
Noninterest expense:							
Salaries and employee benefits	66,476	49,885	36,160	1,457	153,978	65,602	219,580
Depreciation	6,850	2,099	1,003	4	9,956	5,554	15,510
Other occupancy, furniture and equipment	8,801	2,138	649	3	11,591	5,913	17,504
FDIC insurance and other regulatory assessments	2,717	—	—	—	2,717	—	2,717
Professional fees	4,285	5,333	2,338	328	12,284	5,555	17,839
Amortization of intangible assets	2,372	1,490	6,763	—	10,625	1,367	11,992
Advertising and promotion	2,033	873	1,479	2	4,387	1,796	6,183
Communications and technology	20,853	10,131	9,440	42	40,466	10,456	50,922
Software amortization	194	2,277	2,899	1	5,371	475	5,846
Travel and entertainment	995	829	1,659	36	3,519	1,909	5,428
Other	10,979	3,588	3,583	7	18,157	4,957	23,114
Total noninterest expense	126,555	78,643	65,973	1,880	273,051	103,584	376,635
Net intersegment noninterest income (expense) [2]	535	1,628	(2,163)	—	—	—	—
Net income (loss) before income tax expense	$114,541	$ 28,727	$(12,475)	$(1,696)	$129,097	$(108,629)	$ 20,468

(Dollars in thousands) Year Ended December 31, 2023	Banking	Factoring	Payments	Intelligence	Total Segments	Corporate and Other[1]	Consolidated
Total interest income	$261,639	$144,217	$ 16,390	$—	$422,246	$ 175	$422,421
Intersegment interest allocations	31,450	(38,157)	6,707	—	—	—	—
Total interest expense	44,640	—	—	—	44,640	9,702	54,342
Net interest income (expense)	248,449	106,060	23,097	—	377,606	(9,527)	368,079
Credit loss expense (benefit)	8,498	2,900	60	—	11,458	745	12,203
Net interest income after credit loss expense	239,951	103,160	23,037	—	366,148	(10,272)	355,876
Noninterest income	23,964	7,829	18,087	—	49,880	293	50,173
Noninterest expense:							
Salaries and employee benefits	71,050	49,873	35,089	—	156,012	54,595	210,607
Depreciation	6,817	2,040	648	—	9,505	4,296	13,801
Other occupancy, furniture and equipment	8,592	2,219	681	—	11,492	3,592	15,084
FDIC insurance and other regulatory assessments	2,624	—	—	—	2,624	—	2,624
Professional fees	2,611	3,130	2,448	—	8,189	4,988	13,177
Amortization of intangible assets	2,950	1,821	6,683	—	11,454	—	11,454
Advertising and promotion	2,614	1,046	1,311	—	4,971	1,769	6,740
Communications and technology	17,524	11,289	7,992	—	36,805	8,874	45,679
Software amortization	169	3,060	965	—	4,194	259	4,453
Travel and entertainment	1,263	909	2,479	—	4,651	1,455	6,106
Other	11,499	4,225	3,399	—	19,123	4,386	23,509
Total noninterest expense	127,713	79,612	61,695	—	269,020	84,214	353,234
Net intersegment noninterest income (expense) [2]	—	123	(123)	—	—	—	—
Net income (loss) before income tax expense	$136,202	$ 31,500	$(20,694)	$—	$147,008	$(94,193)	$ 52,815

(Dollars in thousands) Year Ended December 31, 2022	Banking	Factoring	Payments	Intelligence	Total Segments	Corporate and Other[1]	Consolidated
Total interest income	$195,871	$207,114	$16,079	$—	$419,064	$ 175	$419,239
Intersegment interest allocations	19,912	(19,382)	(530)	—	—	—	—
Total interest expense	10,874	—	—	—	10,874	7,873	18,747
Net interest income (expense)	204,909	187,732	15,549	—	408,190	(7,698)	400,492
Credit loss expense (benefit)	2,753	2,895	218	—	5,866	1,059	6,925
Net interest income after credit loss expense	202,156	184,837	15,331	—	402,324	(8,757)	393,567
Noninterest income	40,984	22,272	20,620	—	83,876	192	84,068
Noninterest expense:							
Salaries and employee benefits	69,133	55,593	37,676	—	162,402	39,085	201,487
Depreciation	6,725	2,647	19	—	9,391	3,911	13,302

(Dollars in thousands) Year Ended December 31, 2022	Banking	Factoring	Payments	Intelligence	Total Segments	Corporate and Other[1]	Consolidated
Other occupancy, furniture and equipment	8,688	1,893	633	—	11,214	2,258	13,472
FDIC insurance and other regulatory assessments	1,815	—	—	—	1,815	—	1,815
Professional fees	2,585	3,779	4,537	—	10,901	4,743	15,644
Amortization of intangible assets	3,761	2,293	5,868	—	11,922	—	11,922
Advertising and promotion	3,345	1,290	1,626	—	6,261	1,499	7,760
Communications and technology	14,015	14,903	6,600	—	35,518	6,565	42,083
Software amortization	264	2,832	490	—	3,586	477	4,063
Travel and entertainment	1,687	833	1,900	—	4,420	1,331	5,751
Other	9,898	5,610	3,882	—	19,390	3,942	23,332
Total noninterest expense	121,916	91,673	63,231	—	276,820	63,811	340,631
Net intersegment noninterest income (expense)	—	—	—	—	—	—	—
Net income (loss) before income tax expense	$121,224	$115,436	$(27,280)	$—	$209,380	$(72,376)	$137,004

[1] Includes revenue and expense from the Company's holding company, which does not meet the definition of an operating segment. Also includes corporate shared service costs such as the majority of salaries and benefits expense for the Company's executive leadership team, as well as other selling, general, and administrative shared services costs including human resources, accounting, finance, risk management and a significant amount of information technology expense.

[2] Net intersegment noninterest income (expense) includes:

(Dollars in thousands)	Banking	Factoring	Payments
Year Ended December 31, 2024			
Factoring revenue received from Payments	$—	$ 3,228	$(3,228)
Payments revenue received from Factoring	—	(1,174)	1,174
Banking revenue received from Payments and Factoring	535	(426)	(109)
Net intersegment noninterest income (expense)	$535	$ 1,628	$(2,163)
Year Ended December 31, 2023			
Factoring revenue received from Payments	$—	$ 1,190	$(1,190)
Payments revenue received from Factoring	—	(1,067)	1,067
Banking revenue received from Payments and Factoring	—	—	—
Net intersegment noninterest income (expense)	$—	$ 123	$ (123)
Year Ended December 31, 2022			
Factoring revenue received from Payments	$—	$ —	$ —
Payments revenue received from Factoring	—	—	—
Banking revenue received from Payments and Factoring	—	—	—
Net intersegment noninterest income (expense)	$—	$ —	$ —

(Dollars in thousands) December 31, 2024	Banking	Factoring	Payments	Intelligence	Total Segments	Corporate and Other	Eliminations	Consolidated
Total assets	$5,443,452	$1,186,342	$590,063	$10,099	$7,229,956	$1,119,825	$(2,400,806)	$5,948,975
Gross loans	$3,944,146	$1,034,992	$171,668	$ —	$5,150,806	$ —	$ (603,846)	$4,546,960

(Dollars in thousands) December 31, 2023	Banking	Factoring	Payments	Intelligence	Total Segments	Corporate and Other	Eliminations	Consolidated
Total assets	$4,918,527	$1,077,367	$546,985	$—	$6,542,879	$1,056,646	$(2,252,191)	$5,347,334
Gross loans	$3,595,527	$ 941,926	$174,728	$—	$4,712,181	$ —	$ (549,081)	$4,163,100

Banking

(Dollars in thousands)	Years Ended December 31,			2024 Compared to 2023		2023 Compared to 2022	
Banking	2024	2023	2022	$ Change	% Change	$ Change	% Change
Total interest income	$262,326	$261,639	$195,871	$ 687	0.3%	$ 65,768	33.6%
Intersegment interest allocations	26,416	31,450	19,912	(5,034)	(16.0%)	11,538	57.9%
Total interest expense	62,712	44,640	10,874	18,072	40.5%	33,766	310.5%
Net interest income (expense)	226,030	248,449	204,909	(22,419)	(9.0)%	43,540	21.2%
Credit loss expense (benefit)	13,636	8,498	2,753	5,138	60.5%	5,745	208.7%
Net interest income (expense) after credit loss expense	212,394	239,951	202,156	(27,557)	(11.5)%	37,795	18.7%
Noninterest income	28,167	23,964	40,984	4,203	17.5%	(17,020)	(41.5)%
Noninterest expense:							
Salaries and employee benefits	66,476	71,050	69,133	(4,574)	(6.4)%	1,917	2.8%
Depreciation	6,850	6,817	6,725	33	0.5%	92	1.4%
Other occupancy, furniture and equipment	8,801	8,592	8,688	209	2.4%	(96)	(1.1)%
FDIC insurance and other regulatory assessments . .	2,717	2,624	1,815	93	3.5%	809	44.6%
Professional fees	4,285	2,611	2,585	1,674	64.1%	26	1.0%
Amortization of intangible assets	2,372	2,950	3,761	(578)	(19.6)%	(811)	(21.6)%
Advertising and promotion	2,033	2,614	3,345	(581)	(22.2)%	(731)	(21.9)%
Communications and technology	20,853	17,524	14,015	3,329	19.0%	3,509	25.0%
Software amortization	194	169	264	25	14.8%	(95)	(36.0)%
Travel and entertainment . .	995	1,263	1,687	(268)	(21.2)%	(424)	(25.1)%
Other	10,979	11,499	9,898	(520)	(4.5)%	1,601	16.2%
Total noninterest expense	126,555	127,713	121,916	(1,158)	(0.9)%	5,797	4.8%
Net intersegment noninterest income (expense)	535	—	—	535	100.0%	—	— %
Net income (loss) before income tax expense	$114,541	$136,202	$121,224	$(21,661)	(15.9%)	$ 14,978	12.4%

Our Banking segment's operating income decreased $21.7 million, or 15.9%.

Interest income increased $0.7 million, or 0.3% primarily as a result of increased yields and average balances on our non-loan interest earning assets at our Banking segment. The increase was partially offset by slight decreases in average loans and loan yield at our Banking segment. More specifically, average loans in our Banking segment, excluding intersegment loans, decreased 0.5% from $3.051 billion for the year ended December 31, 2023 to $3.036 billion for the year ended December 31, 2024. Intersegment interest income allocated to our

Banking segment decreased period over period due to decreased average factored receivables balances at our Factoring segment and increased funding provided by our Payments segment resulting in increased intersegment interest allocation to such segment.

Interest expense increased primarily due to higher interest rates paid on our Banking segment interest-bearing liabilities driven by changes in interest rates in the macro economy. Additionally, average total interest bearing deposits increased $75.4 million, or 3.0%.

Credit loss expense at our Banking segment is made up of credit loss expense related to loans and credit loss expense related to off balance sheet commitments to lend. Credit loss expense related to loans was $13.8 million for the year ended December 31, 2024 compared to $9.3 million for the year ended December 31, 2023. The increase in credit loss expense was the result of increased required specific reserves, changes in volume and mix, and changes to the projected loss drivers and prepayment speeds that the Company forecasted over the reasonable and supportable forecast period. The increase was partially offset by decreased net charge-offs period over period.

Credit loss expense for off balance sheet credit exposures increased $0.7 million from a benefit of $0.8 million for the year ended December 31, 2023 to a benefit of $0.1 million for the year ended December 31, 2024. The increase was primarily due to changes to outstanding commitments to fund and assumed loss rates period over period.

Noninterest income at our Banking segment increased period over period due to a $0.5 million gain on equity security activity during the year ended December 31, 2024 compared to a $0.1 million gain on such activity during the same period a year ago. Additionally, our Banking segment experienced a $1.1 million increase in fee income, a $0.9 million increase in insurance commissions, and a $0.4 million decrease in write-downs on repossessed assets period over period. There were no other significant changes in the components of noninterest income at our Banking segment period over period.

As illustrated in the table above, noninterest expense decreased primarily due to a decrease in salaries and employee benefits expense, advertising expense and intangible asset amortization period over period. These decreases were partially offset by increased communications and technology expense and professional fees. There were no other significant changes in the components of noninterest expense at our Banking segment period over period.

Year to date, our aggregate outstanding balances for our banking products, excluding intercompany loans, has increased $293.9 million, or 9.6%, to $3.340 billion as of December 31, 2024. The following table sets forth our banking loans:

(Dollars in thousands)	December 31, 2024	December 31, 2023	$ Change	% Change
Banking				
Commercial real estate	$ 777,689	$ 812,704	$ (35,015)	(4.3)%
Construction, land development, land	203,804	136,720	67,084	49.1%
1-4 family residential	154,020	125,916	28,104	22.3%
Farmland	56,366	63,568	(7,202)	(11.3)%
Commercial — General	285,469	303,332	(17,863)	(5.9)%
Commercial — Agriculture	49,365	47,059	2,306	4.9%
Commercial — Equipment	511,855	460,008	51,847	11.3%
Commercial — Asset-based lending	205,353	246,065	(40,712)	(16.5)%
Commercial — Liquid Credit	65,053	113,901	(48,848)	(42.9)%
Consumer	8,000	8,326	(326)	(3.9)%
Mortgage Warehouse	1,023,326	728,847	294,479	40.4%
Total banking loans	$3,340,300	$3,046,446	$293,854	9.6%

Factoring

(Dollars in thousands)	Years Ended December 31,			2024 Compared to 2023		2023 Compared to 2022	
Factoring	2024	2023	2022	$ Change	% Change	$ Change	% Change
Total interest income	$137,718	$144,217	$207,114	$(6,499)	(4.5)%	$(62,897)	(30.4)%
Intersegment interest allocations	(35,886)	(38,157)	(19,382)	2,271	6.0%	(18,775)	(96.9%)
Total interest expense	—	—	—	—	—	—	—
Net interest income (expense)	101,832	106,060	187,732	(4,228)	(4.0)%	(81,672)	(43.5)%
Credit loss expense (benefit)	4,773	2,900	2,895	1,873	64.6%	5	0.2%
Net interest income (expense) after credit loss expense	97,059	103,160	184,837	(6,101)	(5.9)%	(81,677)	(44.2)%
Noninterest income	8,683	7,829	22,272	854	10.9%	(14,443)	(64.8)%
Noninterest expense:							
Salaries and employee benefits	49,885	49,873	55,593	12	— %	(5,720)	(10.3)%
Depreciation	2,099	2,040	2,647	59	2.9%	(607)	(22.9)%
Other occupancy, furniture and equipment	2,138	2,219	1,893	(81)	(3.7)%	326	17.2%
FDIC insurance and other regulatory assessments	—	—	—	—	— %	—	— %
Professional fees	5,333	3,130	3,779	2,203	70.4%	(649)	(17.2)%
Amortization of intangible assets	1,490	1,821	2,293	(331)	(18.2)%	(472)	(20.6)%
Advertising and promotion	873	1,046	1,290	(173)	(16.5)%	(244)	(18.9)%
Communications and technology	10,131	11,289	14,903	(1,158)	(10.3)%	(3,614)	(24.3)%
Software amortization	2,277	3,060	2,832	(783)	(25.6)%	228	8.1%
Travel and entertainment	829	909	833	(80)	(8.8)%	76	9.1%
Other	3,588	4,225	5,610	(637)	(15.1)%	(1,385)	(24.7)%
Total noninterest expense	78,643	79,612	91,673	(969)	(1.2)%	(12,061)	(13.2)%
Net intersegment noninterest income (expense)	1,628	123	$ —	1,505	1,223.6%	123	(100.0)%
Net income (loss) before income tax expense	$ 28,727	$ 31,500	$115,436	$(2,773)	(8.8)%	$(83,936)	(72.7)%

	Year Ended December 31,		
	2024	2023	2022
Factored receivable period end balance	$ 1,032,842,000	$ 941,926,000	$ 1,151,727,000
Yield on average receivable balance	13.75%	13.84%	14.09%
Year to date charge-off rate [1]	0.60%	0.97%	0.32%
Factored receivables - transportation concentration	97%	96%	96%
Interest income, including fees	$ 137,718,000	$ 144,217,000	$ 207,114,000
Non-interest income [2]	8,683,000	7,829,000	22,272,000
Intersegment noninterest income	3,228,000	1,190,000	—
Factored receivable total revenue	149,629,000	153,236,000	229,386,000
Average net funds employed	894,841,000	930,819,000	1,311,981,000
Yield on average net funds employed	16.72%	16.46%	17.48%
Operating income (loss)	$ 28,727,000	$ 31,500,000	$ 115,436,000
Factoring total revenue	$ 149,629,000	$ 153,236,000	$ 229,386,000
Operating margin [3]	19.20%	20.56%	50.32%
Accounts receivable purchased	$10,369,652,000	$10,836,845,000	$14,943,209,000
Number of invoices purchased	5,805,719	5,820,050	6,608,065
Average invoice size	$ 1,786	$ 1,862	$ 2,261
Average invoice size - transportation	$ 1,750	$ 1,810	$ 2,161
Average invoice size - non-transportation	$ 4,593	$ 5,597	$ 5,945

[1] Net charge-offs for the year ended December 31, 2023 includes a $3.3 million charge-off of an over-formula advance balance, which contributed approximately 0.32% to the net charge-off rate for the period. In accordance with the agreement reached with Covenant, Covenant has reimbursed us for $1.7 million of this charge-off.

[2] Non-interest income for the year ended December 31, 2022 includes $14.2 million of gains on sale of a portfolio of factored receivables, which contributed 1.09% to the yield on average net funds employed for the period.

[3] Operating margin is a non-GAAP financial measure used as a supplemental measure to evaluate the performance of our Factoring segment.

Our Factoring segment's operating income decreased $2.8 million, or 8.8%.

Our average invoice size decreased 4.1% from $1,862 for the year ended December 31, 2023 to $1,786 for the year ended December 31, 2024 and the number of invoices purchased decreased 0.2% period over period.

Net interest income at our Factoring segment decreased $4.2 million, or 4.0%. Overall average net funds employed ("NFE") decreased 3.9% during the year ended December 31, 2024 compared to the same period in 2023. The decrease in average NFE was the result of decreased invoice purchase volume and decreased average invoice sizes. Those, in turn, resulted from a soft transportation market. See further discussion under the Recent Developments: Trucking Transportation section. We maintained high concentration in transportation factoring balances, which typically generate a higher yield than our non-transportation factoring balances. This concentration was 97% at December 31, 2024 and 96% at December 31, 2023. Further, the decreased average net funds employed balance decreased intersegment interest charges for the Factoring year over year.

The increase in credit loss expense at our Factoring segment was driven by an increase in required specific reserves period over period and changes in volume and mix of the portfolio period over period. The increase was partially offset by a decrease in net charge-offs period over period. Changes in loss assumptions did not have a material impact on the change in credit loss expense period over period.

The increase in noninterest income at our Factoring segment was primarily due to a gain on the revenue share asset at our Factoring segment of $1.3 million during the year ended December 31, 2024 compared to a loss of $1.7 million during the same period a year ago. The increase was partially offset by a $1.5 million decrease in early termination fees year over year. There were no other significant changes in the components of noninterest income at our Factoring segment period over period.

As illustrated in the table above, the decrease in noninterest expense at our Factoring segment was primarily due to decreased spending across a number of expense line items most notably, communications and technology expense and software amortization. The decrease was partially offset by a year over year increase in professional fees. There were no other significant changes in the components of noninterest expense at our Factoring segment period over period.

Payments

(Dollars in thousands) Payments	Year Ended December 31,			2024 Compared to 2023		2023 Compared to 2022	
	2024	2023	2022	$ Change	% Change	$ Change	% Change
Total interest income	$ 22,168	$ 16,390	$ 16,079	$ 5,778	35.3%	$ 311	1.9%
Intersegment interest allocations . . .	9,470	6,707	(530)	2,763	41.2%	7,237	1365.5%
Total interest expense	—	—	—	—	— %	—	— %
Net interest income (expense)	31,638	23,097	15,549	8,541	37.0%	7,548	48.5%
Credit loss expense (benefit)	57	60	218	(3)	(5.0)%	(158)	(72.5)%
Net interest income (expense) after credit loss expense	31,581	23,037	15,331	8,544	37.1%	7,706	50.3%
Noninterest income	24,080	18,087	20,620	5,993	33.1%	(2,533)	(12.3)%
Noninterest expense:							
Salaries and employee benefits	36,160	35,089	37,676	1,071	3.1%	(2,587)	(6.9)%
Depreciation	1,003	648	19	355	54.8%	629	3310.5%
Other occupancy, furniture and equipment	649	681	633	(32)	(4.7)%	48	7.6%
FDIC insurance and other regulatory assessments	—	—	—	—	— %	—	— %
Professional fees	2,338	2,448	4,537	(110)	(4.5)%	(2,089)	(46.0)%
Amortization of intangible assets	6,763	6,683	5,868	80	1.2%	815	13.9%
Advertising and promotion . . .	1,479	1,311	1,626	168	12.8%	(315)	(19.4)%
Communications and technology	9,440	7,992	6,600	1,448	18.1%	1,392	21.1%
Software amortization	2,899	965	490	1,934	200.4%	475	96.9%
Travel and entertainment	1,659	2,479	1,900	(820)	(33.1)%	579	30.5%
Other	3,583	3,399	3,882	184	5.4%	(483)	(12.4)%
Total noninterest expense	65,973	61,695	63,231	4,278	6.9%	(1,536)	(2.4)%
Net intersegment noninterest income (expense)	(2,163)	(123)	—	(2,040)	(1658.5)%	(123)	100.0%
Net income (loss) before income tax expense	$(12,475)	$(20,694)	$(27,280)	$ 8,219	39.7%	$ 6,586	24.1%

| | Year Ended December 31, | | |
	2024	2023	2022
Supply chain financing factored receivables	$ 107,300,000	$ 100,829,000	$ 118,000
Quickpay factored receivables	64,368,000	73,899,000	85,604,000
Factored receivable period end balance	$ 171,668,000	$ 174,728,000	$ 85,722,000
Total revenue			
Supply chain finance interest income	$ 10,888,000	$ 5,613,000	$ 3,318,000
Quickpay interest income	11,280,000	10,777,000	12,761,000
Intersegment interest income	9,470,000	6,707,000	311,000
Total interest income	31,638,000	23,097,000	16,390,000
Broker noninterest income	18,393,000	12,215,000	8,441,000
Factor noninterest income	5,276,000	5,256,000	5,029,000
Other noninterest income [1]	411,000	616,000	7,150,000
Intersegment noninterest income	1,174,000	1,067,000	—
Total noninterest income	25,254,000	19,154,000	20,620,000
	$ 56,892,000	$ 42,251,000	$ 37,010,000
Total expense			
Intersegment interest expense allocation	$ —	$ —	$ 530,000
Credit loss expense (benefit)	57,000	60,000	218,000
Noninterest expense	65,973,000	61,695,000	63,231,000
Intersegment noninterest expense	3,337,000	1,190,000	—
	$ 69,367,000	$ 62,945,000	$ 63,979,000
Net income (loss) before income tax expense	$ (12,475,000)	$ (20,694,000)	$ (27,280,000)
Intersegment interest expense allocation	—	—	530,000
Depreciation	1,003,000	648,000	19,000
Software amortization	2,899,000	965,000	490,000
Intangible amortization expense	6,763,000	6,683,000	5,868,000
Earnings (losses) before interest, taxes, depreciation, and amortization [2]	$ (1,810,000)	$ (12,398,000)	$ (20,373,000)
EBITDA margin [2]	(3)%	(29)%	(55)%
Number of invoices processed	24,846,449	19,528,864	17,658,499
Amount of payments processed	$27,784,495,000	$21,517,768,000	$23,263,377,000
Network invoice volume	2,551,863	1,086,910	472,019
Network payment volume	$ 4,154,372,000	$ 1,839,961,000	$ 972,657,000

[1] Noninterest income for the year ended December 31, 2022 includes a $10.2 million gain on an equity investment and a $3.2 million loss on impairment of warrants.

[2] Earnings (losses) before interest, taxes, depreciation, and amortization ("EBITDA") and EBITDA margin (the ratio of EBITDA to total revenue) are non-GAAP financial measures used to provide meaningful supplemental information regarding the segment's operational performance and to enhance investors' overall understanding of such financial performance.

During 2024, the Payments segment expanded revenue, added client relationships, improved the payments network and achieved positive EBITDA for the third and fourth quarters. It is possible that we face a continued weak freight market for 2025 and experience a decline in interest rates. If the freight market remains weak, interest rates decline, and we invest in strategic initiatives, it will put pressure on earnings for our Payments segment and the enterprise as a whole. It is possible that the Payments segment could fall back below EBITDA breakeven in future periods. Nevertheless, we believe in the long-term value of what we are building and we will continue to execute our plan.

Our Payments segment's operating loss decreased $8.2 million, or 39.7%.

The number of invoices processed by our Payments segment increased 27.2% from 19,528,864 for the year ended December 31, 2023 to 24,846,449 for the year ended December 31, 2024, and the amount of payments processed increased 29.1% from $21.518 billion for the year ended December 31, 2023 to $27.784 billion for the year ended December 31, 2024.

We began processing network transactions during the first quarter of 2022. When a fully integrated TriumphPay payor receives an invoice from a fully integrated TriumphPay payee, we call that a "network transaction." All network transactions are included in our payment processing volume above. These transactions are facilitated through TriumphPay APIs with parties on both sides of the transaction using structured data; similar to how a credit card works at a point-of-sale terminal. The integrations largely automate the process and make it cheaper, faster and safer. During the year ended December 31, 2024, we processed 2,551,863 network invoices representing a network payment volume of $4.154 billion. During the year ended December 31, 2023, we processed 1,086,910 network invoices representing a network payment volume of $1,840.0 million.

Net interest income increased due to increased average balances at our Payments segment and increased intersegment interest allocation period over period. Part of the increased average balance was driven by supply chain finance receivables previously discussed. The increase in net interest income was also impacted by higher yields at our Payments segment.

The increase in noninterest income at our Payments segment was primarily due to a $6.0 million increase in payment processing and audit fees, including intersegment fees, earned by TriumphPay during the year ended December 31, 2024 compared to the prior year. There were no other significant changes in the components of noninterest income at our Payments segment period over period.

The acquisition of HubTran during the year ended December 31, 2021 allows TriumphPay to create a fully integrated payments network for transportation; servicing Brokers and Factors. TriumphPay already offered tools and services to increase automation, mitigate fraud, create back-office efficiency and improve the payment experience. Through the acquisition of HubTran, TriumphPay created additional value through the enhancement of its presentment, audit, and payment capabilities for Shippers, third party logistics companies (i.e., Brokers) and their Carriers, and Factors. The acquisition of HubTran was a meaningful inflection point in the operations of TriumphPay as the TriumphPay strategy has shifted from a capital-intensive on-balance sheet product with a focus on interest income to an open-loop payments network for the trucking industry with a focus on fee revenue. It is for this reason that management believes that earnings before interest, taxes, depreciation, and amortization and the adjustment to that metric enhance investors' overall understanding of the financial performance of the Payments segment. Further, as a result of the HubTran acquisition, management recorded $27.3 million of intangible assets that has led to meaningful amounts of intangible amortization.

Intelligence

(Dollars in thousands)	Year Ended December 31,		
Intelligence	2024	2023	2022
Total interest income	$—	$—	$—
Intersegment interest allocations	—	—	—
Total interest expense	—	—	—
Net interest income (expense)	—	—	—
Credit loss expense (benefit)	—	—	—
Net interest income (expense) after credit loss expense	—	—	—
Noninterest income	184	—	—

| *(Dollars in thousands)* | Year Ended December 31, | | |
Intelligence	2024	2023	2022
Noninterest expense:			
Salaries and employee benefits	1,457	—	—
Depreciation	4	—	—
Other occupancy, furniture and equipment	3	—	—
FDIC insurance and other regulatory assessments	—	—	—
Professional fees	328	—	—
Amortization of intangible assets	—	—	—
Advertising and promotion	2	—	—
Communications and technology	42	—	—
Software amortization	1	—	—
Travel and entertainment	36	—	—
Other	7	—	—
Total noninterest expense	1,880	—	—
Net intersegment noninterest income (expense)	—	—	—
Net income (loss) before income tax expense	$(1,696)	$—	$—

Our Intelligence segment's operating loss for the year ended December 31, 2024 was $1.7 million. As previously disclosed, prior to the fourth quarter of 2024, the data intelligence line of business did not exist. Therefore, there are no comparative periods to discuss regarding our Intelligence segment. As illustrated in the table above, to date, the majority of the expense related to our Intelligence segment is salaries and benefits expense.

Corporate and Other

| *(Dollars in thousands)* | Years Ended Year Ended December 31, | | | 2024 Compared to 2023 | | 2023 Compared to 2022 | |
Corporate and Other	2024	2023	2022	$ Change	% Change	$ Change	% Change
Total interest income	$ 303	$ 175	$ 175	$ 128	73.1%	$ —	— %
Intersegment interest allocations	—	—	—	—	—	—	—
Total interest expense	9,347	9,702	7,873	(355)	(3.7)%	1,829	23.2%
Net interest income (expense)	(9,044)	(9,527)	(7,698)	483	5.1%	(1,829)	(23.8%)
Credit loss expense (benefit)	301	745	1,059	(444)	(59.6%)	(314)	(29.7%)
Net interest income (expense) after credit loss expense	(9,345)	(10,272)	(8,757)	927	9.0%	(1,515)	(17.3%)
Noninterest income	4,300	293	192	4,007	1,367.6%	101	52.6%
Noninterest expense:							
Salaries and employee benefits	65,602	54,595	39,085	11,007	20.2%	15,510	39.7%
Depreciation	5,554	4,296	3,911	1,258	29.3%	385	9.8%
Other occupancy, furniture and equipment	5,913	3,592	2,258	2,321	64.6%	1,334	59.1%
FDIC insurance and other regulatory assessments	—	—	—	—	— %	—	— %
Professional fees	5,555	4,988	4,743	567	11.4%	245	5.2%
Amortization of intangible assets	1,367	—	—	1,367	100.0%	—	— %
Advertising and promotion	1,796	1,769	1,499	27	1.5%	270	18.0%
Communications and technology	10,456	8,874	6,565	1,582	17.8%	2,309	35.2%

(Dollars in thousands) Corporate and Other	Years Ended Year Ended December 31,			2024 Compared to 2023		2023 Compared to 2022	
	2024	2023	2022	$ Change	% Change	$ Change	% Change
Software amortization	475	259	477	216	83.4%	(218)	(45.7%)
Travel and entertainment	1,909	1,455	1,331	454	31.2%	124	9.3%
Other	4,957	4,386	3,942	571	13.0%	444	11.3%
Total noninterest expense	103,584	84,214	63,811	19,370	23.0%	20,403	32.0%
Net income (loss) before income tax expense	$(108,629)	$(94,193)	$(72,376)	$(14,436)	(15.3%)	$(21,817)	(30.1%)

Corporate and other is not a reportable segment, but rather includes certain revenue and expense from the Company's holding company as well as activities not allocated to specific business segments. Corporate and other reported an operating loss of $108.6 million for the year ended December 31, 2024 compared to an operating loss of $94.2 million for the year ended December 31, 2023. The increased operating loss was driven by increased noninterest expense which, as illustrated above, was the result of increased salaries and benefits expense, depreciation expense, occupancy expense, amortization of intangible assets related to leases acquired through the acquired building, and communications and technology expense. The increased operating loss was partially offset by increased noninterest income which was the result of $4.0 million of rental income from the acquired building recognized during the year ended December 31, 2024.

Financial Condition

Assets

Total assets were $5.949 billion at December 31, 2024, compared to $5.347 billion at December 31, 2023, an increase of $601.6 million, the components of which are discussed below.

Loan Portfolio

Loans held for investment were $4.547 billion at December 31, 2024, compared with $4.163 billion at December 31, 2023.

The following table shows the recorded investment of our loans by portfolio categories as of the dates indicated:

(Dollars in thousands)	December 31, 2024	% of Total	December 31, 2023	% of Total	$ Change	% Change
Commercial real estate	$ 777,689	17%	$ 812,704	20%	$ (35,015)	(4.3%)
Construction, land development, land	203,804	4%	136,720	3%	67,084	49.1%
1-4 family residential	154,020	3%	125,916	3%	28,104	22.3%
Farmland	56,366	1%	63,568	2%	(7,202)	(11.3%)
Commercial	1,119,245	26%	1,170,365	28%	(51,120)	(4.4%)
Factored receivables	1,204,510	26%	1,116,654	26%	87,856	7.9%
Consumer	8,000	— %	8,326	— %	(326)	(3.9%)
Mortgage warehouse	1,023,326	23%	728,847	18%	294,479	40.4%
Total Loans	$4,546,960	100%	$4,163,100	100%	$383,860	9.2%

Commercial Real Estate Loans. Our commercial real estate loans decreased $35.0 million, or 4.3%, due to paydowns that outpaced new origination activity. A significant portion of our loan portfolio at December 31, 2024 consisted of commercial real estate loans secured by properties. Such loans can involve high principal loan amounts, and the repayment of these loans is dependent, in large part, on a borrower's ongoing business operations or on income generated from the properties. The table below sets forth the Company's commercial real estate loan portfolio, by portfolio industry sector and collateral location as of December 31, 2024.

(Dollars in thousands)	Illinois	New York	Texas	Colorado	New Jersey	Iowa	Other	Total
Non-owner occupied								
Office	$ 3,975	$ 25,594	$18,440	$ 2,788	$83,341	$ 366	$ 14,611	$149,115
Multifamily	45,360	—	23,482	9,733	—	8,011	42,794	129,380
Retail	3,923	59,844	8,537	7,133	—	2,099	30,775	112,311
Industrial	11,589	37,407	6,124	1,105	—	137	12,548	68,910
Hospitality	—	—	1,634	5,573	—	8,811	25,495	41,513
Other	18,870	1,802	24,922	9,560	—	577	20,229	75,960
	83,717	124,647	83,139	35,892	83,341	20,001	146,452	577,189
Owner occupied								
Industrial	21,302	—	2,748	6,005	—	22,191	17,744	69,990
Hospitality	3,046	—	—	3,926	—	103	4,710	11,785
Restaurant	16,357	730	—	4,291	—	1,348	6,726	29,452
Retail	1,712	—	—	9,725	—	262	1,546	13,245
Office	4,837	118	1,931	7,598	—	746	1,431	16,661
Other	4,092	—	—	16,107	—	33,017	6,151	59,367
	51,346	848	4,679	47,652	—	57,667	38,308	200,500
Total commercial real estate	$135,063	$125,495	$87,818	$83,544	$83,341	$77,668	$184,760	$777,689

Construction and Development Loans. Our construction and development loans increased $67.1 million, or 49.1%, due to origination and draw activity that outpaced paydowns and conversions to term loans.

Residential Real Estate Loans. Our one-to-four family residential loans increased $28.1 million, or 22.3%, due to new loan activity that outpaced paydowns.

Farmland Loans. Our farmland loans decreased $7.2 million, or 11.3%, due to paydowns that outpaced modest origination activity.

Commercial Loans. Our commercial loans held for investment decreased $51.1 million, or 4.4%, due to decreased asset-based lending balances, liquid credit balances, and other commercial lending balances. The decrease was partially offset by increased equipment lending balances as well as an increase in agriculture loans. Our other commercial lending products, comprised primarily of general commercial loans originated in our community banking markets, decreased $15.7 million, or 5.2%.

The following table shows our commercial loans:

(Dollars in thousands)	December 31, 2024	December 31, 2023	$ Change	% Change
Commercial				
Equipment	$ 511,855	$ 460,008	$ 51,847	11.3%
Asset-based lending	205,353	246,065	(40,712)	(16.5%)
Liquid credit	65,053	113,901	(48,848)	(42.9%)
Agriculture	49,365	47,059	2,306	4.9%
Other commercial lending	287,619	303,332	(15,713)	(5.2%)
Total commercial loans	$1,119,245	$1,170,365	$(51,120)	(4.4%)

Factored Receivables. Our factored receivables increased $87.9 million, or 7.9%. At December 31, 2024, the balance of the Over-Formula Advance Portfolio included in factored receivables was $1.4 million, and the balance of Misdirected Payments, net of customer reserves, included in factored receivables was $19.4 million. See discussion of our factoring subsidiary in the Operating Segment Results for analysis of the key drivers impacting the change in the ending factored receivables balance during the period.

Consumer Loans. Our consumer loans decreased $0.3 million, or 3.9%, due to paydowns that outpaced modest origination activity.

Mortgage Warehouse. Our mortgage warehouse facilities increased $294.5 million, or 40.4%, due to increased utilization. Client utilization of mortgage warehouse facilities may experience significant fluctuation on a day-to-day basis given mortgage origination market conditions. Our average mortgage warehouse lending balance was $739.4 million for the year ended December 31, 2024 compared to $763.6 million for the year ended December 31, 2023.

The following table sets forth the contractual maturities, including scheduled principal repayments, of our loan portfolio and the distribution between fixed and floating interest rate loans:

	December 31, 2024				
(Dollars in thousands)	One Year or Less	After One but within Five Years	After Five but within Fifteen Years	After Fifteen Years	Total
Commercial real estate	$ 432,202	$ 310,755	$34,694	$ 38	$ 777,689
Construction, land development, land	69,121	133,454	1,229	—	203,804
1-4 family residential	7,553	30,238	7,936	108,293	154,020
Farmland	11,891	25,865	17,711	899	56,366
Commercial	403,957	679,739	35,549	—	1,119,245
Factored receivables	1,204,510	—	—	—	1,204,510
Consumer	1,430	5,659	904	7	8,000
Mortgage warehouse	1,023,326	—	—	—	1,023,326
	$3,153,990	$1,185,710	$98,023	$109,237	$4,546,960

	After One but within Five Years	After Five but within Fifteen Years	After Fifteen Years
Sensitivity of loans to changes in interest rates:			
Predetermined (fixed) interest rates			
Commercial real estate	$ 230,942	$ 1,388	$ —
Construction, land development, land	80,220	269	—
1-4 family residential	25,062	2,066	32,904
Farmland	21,338	650	—
Commercial	561,532	28,067	—
Factored receivables	—	—	—
Consumer	5,659	904	7
Mortgage warehouse	—	—	—
	$ 924,753	$33,344	$ 32,911
Floating interest rates			
Commercial real estate	$ 79,813	$33,306	$ 38
Construction, land development, land	53,234	960	—
1-4 family residential	5,176	5,870	75,389
Farmland	4,527	17,061	899
Commercial	118,207	7,482	—
Factored receivables	—	—	—
Consumer	—	—	—
Mortgage warehouse	—	—	—
	$ 260,957	$64,679	$ 76,326

As of December 31, 2024, most of the Company's non-factoring business activity is with customers located within certain states. The states of Texas (22%), Illinois (12%), Colorado (10%), and Iowa (4%) make up 48% of the Company's gross loans, excluding factored receivables. Therefore, the Company's exposure to credit risk is affected by changes in the economies in these states. At December 31, 2023, the states of Texas (17%), Colorado (15%), Illinois (12%) and Iowa (6%) made up 50% of the Company's gross loans, excluding factored receivables.

Further, a majority (97%) of our factored receivables, representing approximately 26% of our total loan portfolio as of December 31, 2024, are transportation receivables. Although such concentration may cause our future income with respect to our factoring operations to be correlated with demand for the transportation industry in the United States generally, and small-to-mid-sized operators in such industry specifically, we feel the credit risk with respect to our outstanding portfolio is appropriately mitigated as we limit the amount of receivables acquired from individual debtors and creditors thereby achieving diversification across a number of companies and industries. At December 31, 2023, 97% of our factored receivables, representing approximately 26% of our total loan portfolio, were transportation receivables.

Nonperforming Assets

We have established procedures to assist us in maintaining the overall quality of our loan portfolio. In addition, we have adopted underwriting guidelines to be followed by our lending officers and require senior management review of proposed extensions of credit exceeding certain thresholds. When delinquencies exist, we monitor them for any negative or adverse trends. Our loan review procedures include approval of lending policies and underwriting guidelines by the board of directors of our bank subsidiary, independent loan review, approval of large credit relationships by our bank subsidiary's Management Loan Committee and loan quality documentation procedures. We, like other financial institutions, are subject to the risk that our loan portfolio will be subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

To manage the credit risks associated with its loan portfolio, management may, depending on current or anticipated economic conditions and related exposures, apply enhanced risk management measures to loans through analysis of a specific borrower's financial condition, including cash flow, collateral values, and guarantees, among other credit factors. In response to the current market dynamics, including economic uncertainties in market interest rates since 2022, the Company has enhanced its stress testing to mitigate interest rate reset risk with a specific emphasis on borrowers' abilities to absorb the impact of higher interest loan rates.

The following table sets forth the allocation of our nonperforming assets among our different asset categories as of the dates indicated. We classify nonperforming assets as nonaccrual loans and securities, factored receivables greater than 90 days past due, OREO, and other repossessed assets. The balances of nonperforming loans reflect the recorded investment in these assets, including deductions for purchase discounts.

(Dollars in thousands)	December 31, 2024	December 31, 2023
Nonperforming loans:		
Commercial real estate	$ 11,254	$ 2,447
Construction, land development, land	2,410	—
1-4 family residential	810	1,178
Farmland	1,996	968
Commercial	73,437	40,951
Factored receivables	23,289	23,181
Consumer	116	133
Mortgage warehouse	—	—
Total nonperforming loans	113,312	68,858
Held to maturity securities	4,073	4,766

(Dollars in thousands)	December 31, 2024	December 31, 2023
Equity investments without readily determinable fair value	2,462	1,170
Other real estate owned, net	—	37
Other repossessed assets	425	950
Total nonperforming assets	$120,272	$75,781
Nonperforming assets to total assets	2.02%	1.42%
Nonperforming loans to total loans held for investment	2.49%	1.65%
Total past due loans to total loans held for investment	3.27%	2.00%

Nonperforming loans increased $44.5 million, or 64.6%, due to the addition of four equipment finance relationships of $31.1 million, $8.3 million, $3.5 million, and $2.2 million all collateralized by various equipment. Additionally, we added a $7.5 million multifamily relationship fully collateralized by a mixed use development and a $1.5 million farmland loan fully collateralized by farmland. Further, we added a $2.5 million construction relationship and a $2.2 million commercial loan partially collateralized by the personal residences of the borrower's founder. Nonperforming factored receivables increased $0.1 million. These increases were partially offset by a $2.7 million pay-down of a nonperforming equipment relationship, a $2.6 million reduction in a nonaccrual liquid credit relationship, a $1.5 million pay-down of a nonperforming agriculture and farmland relationship, a $1.2 million pay-down of a nonperforming equipment relationship, a $1.1 million pay-down of a nonperforming equipment relationship, and a $1.4 million reduction of a nonperforming commercial real estate loan. The entire balance of Misdirected Payments is included in nonperforming loans (specifically, factored receivables) in accordance with our policy. The balance of such Misdirected Payments, net of customer reserves, was $19.4 million at December 31, 2024.

The largest portion of nonperforming commercial loans at December 31, 2024 consisted of $54.2 million of nonperforming equipment loans. While nonperforming commercial real estate increased year over year, our historical credit losses in this line of lending have been low and we continue to believe our loss exposure is low at December 31, 2024 despite the credit quality noise caused by the current uncertain interest rate environment.

As a result of the activity previously described and the change in period end total loans period over period, the ratio of nonperforming loans to total loans held for investment increased to 2.49% at December 31, 2024 from 1.65% at December 31, 2023.

Our ratio of nonperforming assets to total assets increased to 2.02% at December 31, 2024 from 1.42% at December 31, 2023. This is due to the aforementioned loan activity and changes in our period end total assets as well as an increase in equity investments we consider to be nonperforming. The increase was partially offset by the amortized cost basis of our HTM CLO securities considered to be nonaccrual which decreased $0.7 million during the year.

Past due loans to total loans held for investment increased to 3.27% at December 31, 2024 from 2.00% at December 31, 2023 as a result of a $55.8 million increase in total past due loans including a $50.4 million increase in past due commercial loans, a $13.5 million increase in past due commercial real estate loans, and an $11.2 million reduction in past due factored receivables. Both the $1.4 million acquired factoring Over-Formula Advance balance and the entire balance of Misdirected Payments are considered greater than 90 days past due at December 31, 2024. The balance of such Misdirected Payments, net of customer reserves, was $19.4 million at December 31, 2024.

Allowance for Credit Losses on Loans

The ACL is a valuation allowance estimated at each balance sheet date in accordance with GAAP that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. When the Company deems all or a portion of a loan to be uncollectible the appropriate amount is written off and the ACL is reduced by the same amount. Subsequent recoveries, if any, are credited to the ACL when received. See Note 1 – Summary of Significant Accounting Policies in the accompanying notes to the consolidated financial statements included elsewhere in this report for discussion of our ACL methodology on loans. Allocations of the ACL may be made for specific loans, but the entire allowance is available for any loan that, in the Company's judgment, should be charged-off.

Loan loss valuation allowances are recorded on specific at-risk balances, typically consisting of collateral dependent loans and factored invoices greater than 90 days past due with negative cash reserves.

The following table sets forth the ACL by category of loan:

	December 31, 2024			December 31, 2023		
(Dollars in thousands)	Allocated Allowance	% of Loan Portfolio	ACL to Loans	Allocated Allowance	% of Loan Portfolio	ACL to Loans
Commercial real estate	$ 3,825	17%	0.49%	$ 6,030	20%	0.74%
Construction, land development, land	2,873	4%	1.41%	965	3%	0.71%
1-4 family residential	1,404	3%	0.91%	927	3%	0.74%
Farmland	386	1%	0.68%	442	2%	0.70%
Commercial	21,419	26%	1.91%	14,060	28%	1.20%
Factored receivables	9,600	26%	0.80%	11,896	26%	1.07%
Consumer	185	— %	2.31%	171	— %	2.05%
Mortgage warehouse	1,022	23%	0.10%	728	18%	0.10%
Total Loans	$40,714	100%	0.90%	$35,219	100%	0.85%

The ACL increased $5.5 million, or 15.6%. This increase reflects net charge-offs of $13.1 million and credit loss expense of $18.6 million. Refer to the Results of Operations: Credit Loss Expense section for discussion of material charge-offs and credit loss expense. At period end, our entire remaining Over-Formula Advance position was down from $3.2 million at December 31, 2023 to $1.4 million at December 31, 2024, and the entire balance at December 31, 2024 was fully reserved. At December 31, 2024, the Misdirected Payments amount, net of customer reserves, was $19.4 million. Based on our legal analysis and discussions with our counsel advising us on this matter, we continue to believe it is probable that we will prevail in such action and that the USPS will have the capacity to make payment on such receivable. Consequently, we have not reserved for such balance as of December 31, 2024.

A driver of the change in ACL is projected deterioration of the loss drivers that the Company forecasted to calculate expected losses at December 31, 2023 as compared to December 31, 2022. The projected deterioration had a negative impact on the Company's loss drivers and assumptions over the reasonable and supportable forecast period and resulted in an increase of $3.2 million of ACL period over period.

The Company uses the discounted cash flow (DCF) method to estimate ACL for the commercial real estate, construction, land development, land, 1-4 family residential, commercial (excluding liquid credit), and consumer loan pools. For all loan pools utilizing the DCF method, the Company utilizes and forecasts national unemployment as a loss driver. The Company also utilizes and forecasts either one-year percentage change in national retail sales (commercial real estate – non multifamily, commercial general, commercial agriculture, commercial asset-based lending, commercial equipment finance, consumer), one-year percentage change in the national home price index (1-4 family residential and construction, land development, land), or one-year percentage change in national gross domestic product (commercial real estate – multifamily) as a second loss driver depending on the nature of the underlying loan pool and how well that loss driver correlates to expected future losses. Consistent forecasts of the loss drivers are used across the loan segments. The Company also forecasts prepayments speeds for use in the DCF models with higher prepayment speeds resulting in lower required ACL levels and vice versa for shorter prepayment speeds. These assumed prepayment speeds are based upon our historical prepayment speeds by loan type adjusted for the expected impact of the current interest rate environment. Generally, the impact of these assumed prepayment speeds is lesser in magnitude than the aforementioned loss driver assumptions.

For all DCF models at December 31, 2024, the Company has determined that four quarters represents a reasonable and supportable forecast period and reverts back to a historical loss rate over eight quarters on a straight-line basis. The Company leverages economic projections from a reputable and independent third party to inform its loss driver forecasts over the four-quarter forecast period. Other internal and external indicators of economic forecasts are also considered by the Company when developing the forecast metrics. At December 31, 2024 as compared to December 31, 2023, the Company forecasted slightly higher unemployment and slightly lower one-year percentage change in the national home price index. The Company forecasted a modest increase in one-year percentage change in national retail sales while forecasted GDP was virtually unchanged. At December 31, 2024 for national unemployment, the Company projected a relatively low percentage in the first quarter followed by a gradual rise in the following three quarters. For percentage change in national retail sales, the Company projected a small increase in the first two projected quarters followed by a decline to negative levels over the last two projected quarters to a level below recent actual periods. For percentage change in national home price index, the Company projected a positive increase in the first projected quarter followed by a steep drop to negative levels for the remaining three quarters with such negative levels peaking in the fourth projected quarter. For percentage change in national gross domestic product, management projected low growth in the first two projected quarters followed by contraction in the last two projected quarters. At December 31, 2024, the Company made no adjustments to its historical prepayment speeds given the uncertain direction of the interest rate environment in the macro economy.

The Company uses a loss-rate method to estimate expected credit losses for the farmland, liquid credit, factored receivable, and mortgage warehouse loan pools. For each of these loan segments, the Company applies an expected loss ratio based on internal and peer historical losses adjusted as appropriate for qualitative factors. Qualitative loss factors are based on the Company's judgment of company, market, industry or business specific data, changes in underlying loan composition of specific portfolios, trends relating to credit quality, delinquency, non-performing and adversely rated loans, and reasonable and supportable forecasts of economic conditions. Loss factors used to calculate the required ACL on pools that use the loss-rate method reflect the forecasted economic conditions described above.

The following tables show our credit ratios and an analysis of our credit loss expense:

	December 31,	
(Dollars in thousands)	2024	2023
Allowance for credit losses on loans	$ 40,714	$ 35,219
Total loans held for investment	$4,546,960	$4,163,100
Allowance to total loans held for investment	0.90%	0.85%
Nonaccrual loans	$ 90,023	$ 45,677
Total loans held for investment	$4,546,960	$4,163,100
Nonaccrual loans to total loans held for investment	1.98%	1.10%
Allowance for credit losses on loans	$ 40,714	$ 35,219
Nonaccrual loans	$ 90,023	$ 45,677
Allowance for credit losses to nonaccrual loans	45.23%	77.10%

| (Dollars in thousands) | Year Ended December 31, | | | | | | | | |
| | 2024 | | | 2023 | | | 2022 | | |
	Net Charge-Offs	Average Loans HFI	Net Charge-Off Ratio	Net Charge-Offs	Average Loans HFI	Net Charge-Off Ratio	Net Charge-Offs	Average Loans HFI	Net Charge-Off Ratio
Commercial real estate	$ 456	$ 795,798	0.06%	$ 22	$ 753,455	— %	$ 48	$ 657,525	0.01%
Construction, land development, land	(1)	197,037	— %	(5)	112,723	— %	(5)	104,076	— %
1-4 family residential	67	129,463	0.05%	(7)	129,579	(0.01)%	(7)	126,814	(0.01)%
Farmland	—	58,264	— %	—	65,761	— %	—	70,399	— %
Commercial	6,084	1,104,804	0.55%	9,570	1,212,191	0.79%	1,280	1,329,402	0.10%
Factored receivables	6,108	1,176,092	0.52%	10,186	1,177,791	0.86%	4,839	1,610,836	0.30%
Consumer	394	8,426	4.68%	48	9,168	0.52%	290	10,104	2.87%
Mortgage warehouse	—	739,419	— %	—	763,597	— %	—	638,374	— %
Total Loans	$13,108	$4,209,303	0.31%	$19,814	$4,224,265	0.47%	$6,445	$4,547,530	0.14%

Net loans charged off decreased $6.7 million, or 33.8%. Charge-offs during the year ended December 31, 2023 reflect a $2.3 million general commercial loan charge-off. Prior period charge-offs include the aforementioned $3.3 million net charge-off of the fully reserved over-formula advance balance. Additionally, during the year ended December 31, 2023, the Company charged off three liquid credit relationships carrying balances of $3.8 million, $3.2 million, and $1.6 million, respectively, at the time of charge-off.

Securities

As of December 31, 2024, we held equity securities with readily available fair values of $4.4 million, a decrease of $43 thousand from $4.5 million at December 31, 2023. These securities represent investments in a publicly traded Community Reinvestment Act mutual fund and are subject to market pricing volatility, with changes in fair value recorded in earnings.

The following table illustrates the changes in our available for sale debt securities:

| (Dollars in thousands) | Available For Sale Debt Securities: | | | |
	December 31, 2024	December 31, 2023	$ Change	% Change
Mortgage-backed securities, residential	$ 84,185	$ 55,839	$28,346	50.8%
Asset-backed securities	905	1,170	(265)	(22.6)%
State and municipal	3,063	4,515	(1,452)	(32.2)%
CLO Securities	291,913	236,291	55,622	23.5%
Corporate bonds	262	275	(13)	(4.7)%
SBA pooled securities	1,233	1,554	(321)	(20.7)%
Total available for sale debt securities	$381,561	$299,644	$81,917	27.3%

Our available for sale CLO portfolio consists of investment grade positions in high ranking tranches within their respective securitization structures. As of December 31, 2024, the Company determined that all impaired available for sale securities experienced a decline in fair value below their amortized cost basis due to noncredit-related factors. Therefore, the Company carried no ACL at December 31, 2024. Our available for sale securities can be used for pledging to secure FHLB borrowings and public deposits, or can be sold to meet liquidity needs.

As of December 31, 2024, we held securities classified as held to maturity with an amortized cost, net of ACL, of $1.9 million, a decrease of $1.1 million from $3.0 million at December 31, 2023. The decrease in amortized cost, net of ACL, was primarily driven by paydowns and increases in required ACL throughout the year. See previous discussion of Credit Loss Expense related to our held to maturity securities for further details regarding the nature of these securities and the required ACL at December 31, 2024.

The following tables set forth the amortized cost and average yield of our securities, by type and contractual maturity:

	Maturity as of December 31, 2024									
	One Year or Less		After One but within Five Years		After Five but within Ten Years		After Ten Years		Total	
(Dollars in thousands)	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield
Mortgage-backed securities	5	4.50%	7,805	2.28%	870	2.69%	81,060	4.60%	89,740	4.38%
Asset-backed securities	—	— %	—	— %	907	6.74%	—	— %	907	6.74%
State and municipal	468	3.88%	2,183	2.72%	503	2.66%	—	— %	3,154	2.88%
CLO securities	—	— %	—	— %	48,712	6.69%	241,574	6.62%	290,286	6.64%
Corporate bonds	—	— %	—	— %	266	5.14%	—	— %	266	5.14%
SBA pooled securities	—	— %	—	— %	364	2.68%	941	3.84%	1,305	3.51%
Total available for sale securities	$473	3.88%	$9,988	2.38%	$51,622	6.55%	$323,575	6.10%	$385,658	6.06%
Held to maturity securities:	$—	— %	$5,367	2.44%	$ —	— %	$ —	— %	$ 5,367	2.44%

Liabilities

Total liabilities were $5.058 billion as of December 31, 2024, compared to $4.483 billion at December 31, 2023, an increase of $575.1 million, the components of which are discussed below.

Deposits

The following table summarizes our deposits:

(Dollars in thousands)	December 31, 2024	December 31, 2023	$ Change	% Change
Noninterest bearing demand	$1,964,457	$1,632,022	$332,435	20.4%
Interest bearing demand	697,949	757,455	(59,506)	(7.9%)
Individual retirement accounts	43,937	52,195	(8,258)	(15.8%)
Money market	629,610	568,772	60,838	10.7%
Savings	515,545	555,047	(39,502)	(7.1%)
Certificates of deposit	232,232	265,525	(33,293)	(12.5%)
Brokered time deposits	490,650	146,458	344,192	235.0%
Other brokered deposits	246,440	4	246,436	n/m
Total Deposits	$4,820,820	$3,977,478	$843,342	21.2%

Our total deposits increased $843.3 million, or 21.2%, primarily due to an increase in noninterest bearing demand deposits, brokered time deposits, other brokered deposits, and money market deposits. The Company experienced decreases in all other material deposit categories. Other brokered deposits are non-maturity deposits obtained from wholesale sources. As of December 31, 2024, interest bearing demand deposits, noninterest bearing deposits, money market deposits, other brokered deposits, and savings deposits accounted for 84% of our total deposits, while individual retirement accounts, certificates of deposit, and brokered time deposits made up 16% of total deposits. As of December 31, 2023, interest bearing demand deposits, noninterest bearing deposits, money market deposits, other brokered deposits, and savings deposits accounted for 88% of our total deposits, while individual retirement accounts, certificates of deposit, and brokered time deposits made up 12% of total deposits. At December 31, 2024 and December 31, 2023, our estimated uninsured deposits were $1.488 billion and $1.841 billion, respectively.

At December 31, 2024, we held $60.2 million of time deposits that meet or exceed the $250,000 Federal Deposit Insurance Corporation ("FDIC") insurance limit. The following table provides information on the maturity distribution of the time deposits exceeding the $250,000 FDIC insurance limit as of December 31, 2024:

(Dollars in thousands)	Over $250,000
Maturity	
3 months or less	$22,535
Over 3 through 6 months	19,581
Over 6 through 12 months	13,659
Over 12 months	1,415
	$57,190

Other Borrowings

Customer Repurchase Agreements

The following table provides a summary of our customer repurchase agreements as of and for the years ended December 31, 2024, 2023, and 2022:

(Dollars in thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Amount outstanding at end of period	$—	$ —	$ 340
Weighted average interest rate at end of period	— %	— %	0.03%
Average daily balance during the period	$—	$ 723	$ 6,701
Weighted average interest rate during the period	— %	0.03%	0.03%
Maximum month-end balance during the period	$—	$3,208	$13,463

Our customer repurchase agreements generally have overnight maturities. Variances in these balances are attributable to normal customer behavior and seasonal factors affecting their liquidity positions.

FHLB Advances

As part of our overall funding and liquidity management program, from time to time we borrow from the Federal Home Loan Bank. The following table provides a summary of our FHLB borrowings as of and for the years ended December 31, 2024, 2023, and 2022:

(Dollars in thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Amount outstanding at end of the year	$ 30,000	$255,000	$ 30,000
Weighted average interest rate at end of the year	4.79%	5.65%	4.25%
Average daily balance during the year	$120,369	$194,795	$ 69,658
Weighted average interest rate during the year	5.38%	5.30%	1.19%
Maximum month-end balance during the year	$280,000	$530,000	$230,000

Our FHLB advances are collateralized by assets, including a blanket pledge of certain loans. Of the FHLB borrowings outstanding as of December 31, 2024, none were short-term borrowings maturing within one year and $30.0 million were long term borrowings maturing after two but within three years. As of December 31, 2024 and 2023, we had $819.1 million and $587.0 million, respectively, in unused and available advances from the FHLB. The increase in our total borrowing capacity from December 31, 2023 to December 31, 2024 was primarily the result of decreased borrowing amounts outstanding at the end of 2024.

Paycheck Protection Program Liquidity Facility ("PPPLF")

The PPPLF is a lending facility offered by the Federal Reserve Banks to facilitate lending to small businesses under the Paycheck Protection Program. Borrowings under the PPPLF are secured by Paycheck Protection Program Loans ("PPP loans") guaranteed by the Small Business Administration ("SBA") and mature at the same time as the PPP Loan pledged to secure the extension of credit. The maturity dates of the borrowings is accelerated if the underlying PPP Loan goes into default and Company sells the PPP Loan to the SBA to realize on the SBA guarantee or if the Company receives any loan forgiveness reimbursement from the SBA for the underlying PPP Loan. Our PPPLF borrowings were repaid during January 2022 and we had no PPPLF borrowings outstanding at December 31, 2024, and 2023, and 2022.

Subordinated Notes

On November 27, 2019, the Company issued $39.5 million of Fixed-to-Floating Rate Subordinated Notes due 2029 (the "2019 Notes"). The 2019 Notes initially incurred interest at 4.875% per annum, payable semi-annually in arrears, to, but excluding, November 27, 2024. The 2019 Notes were redeemed on November 27, 2024 at a redemption price equal to the outstanding principal amount of the 2019 Notes plus accrued and unpaid interest to, but excluding, the date of redemption.

On August 26, 2021, the Company issued $70.0 million of Fixed-to-Floating Rate Subordinated Notes due 2031 (the "2021 Notes"). The 2021 Notes initially bear interest at 3.500% per annum, payable semi-annually in arrears, to, but excluding, September 1, 2026, and, thereafter and to, but excluding, the maturity date or earlier redemption, interest shall be payable quarterly in arrears, at an annual floating rate equal to a benchmark rate, initially three-month SOFR, as determined for the applicable quarterly period, plus 2.860%. The Company may, at its option, beginning on September 1, 2026 and on any scheduled interest payment date thereafter, redeem the 2021 Notes, in whole or in part, at a redemption price equal to the outstanding principal amount of the 2021 Notes to be redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

The Subordinated Notes are included on the consolidated balance sheets as liabilities at their carrying values; however, for regulatory purposes, the $69.7 million and $108.7 million carrying value of these obligations at December 31, 2024 and 2023, respectively, were eligible for inclusion in Tier 2 regulatory capital. Issuance costs related to the Subordinated Notes have been netted against the subordinated notes liability on the balance sheet. The debt issuance costs are being amortized using the effective interest method through maturity and recognized as a component of interest expense.

The Subordinated Notes are subordinated in right of payment to the Company's existing and future senior indebtedness and are structurally subordinated to the Company's subsidiaries' existing and future indebtedness and other obligations.

Junior Subordinated Debentures

The following provides a summary of our junior subordinated debentures as of December 31, 2024:

(Dollars in thousands)	Face Value	Carrying Value	Maturity Date	Variable Interest Rate	Interest Rate At December 31, 2024
National Bancshares Capital Trust II	$15,464	$13,784	September 2033	Three Month SOFR + 3.26%	7.62%
National Bancshares Capital Trust III	17,526	13,881	July 2036	Three Month SOFR + 1.64%	6.56%
ColoEast Capital Trust I	5,155	3,922	September 2035	Three Month SOFR + 1.86%	6.19%
ColoEast Capital Trust II	6,700	5,052	March 2037	Three Month SOFR + 2.05%	6.38%
Valley Bancorp Statutory Trust I	3,093	2,937	September 2032	Three Month SOFR + 3.66%	7.99%
Valley Bancorp Statutory Trust II	3,093	2,776	July 2034	Three Month SOFR + 3.01%	7.36%
	$51,031	$42,352			

These debentures are unsecured obligations and were issued to trusts that are unconsolidated subsidiaries. The trusts in turn issued trust preferred securities with identical payment terms to unrelated investors. The debentures may be called by the Company at par plus any accrued but unpaid interest; however, we have no current plans to redeem them prior to maturity. Interest on the debentures is calculated quarterly, based on a rate equal to three month SOFR plus a weighted average spread of 2.41%. As part of the purchase accounting adjustments made with the National Bancshares, Inc. acquisition on October 15, 2013, the ColoEast acquisition on August 1, 2016, and the Valley acquisition on December 9, 2017, we adjusted the carrying value of the junior subordinated debentures to fair value as of the respective acquisition dates. The discount on the debentures will continue to be amortized through maturity and recognized as a component of interest expense.

The debentures are included on our consolidated balance sheet as liabilities; however, for regulatory purposes, these obligations are eligible for inclusion in regulatory capital, subject to certain limitations. All of the carrying value of $42.4 million was allowed in the calculation of Tier I capital as of December 31, 2024.

Liquidity and Capital Resources

Capital Resources

Our stockholders' equity totaled $890.9 million as of December 31, 2024, compared to $864.4 million as of December 31, 2023, an increase of $26.5 million. Stockholders' equity increased during this period primarily due to our net income of $16.1 million.

Liquidity Management

We define liquidity as our ability to generate sufficient cash to fund current loan demand, deposit withdrawals, or other cash demands and disbursement needs, and otherwise to operate on an ongoing basis.

We manage liquidity at the holding company level as well as that of our bank subsidiary. The management of liquidity at both levels is critical, because the holding company and our bank subsidiary have different funding needs and sources, and each is subject to regulatory guidelines and requirements which require minimum levels of liquidity. We believe that our liquidity ratios meet or exceed those guidelines and our present position is adequate to meet our current and future liquidity needs.

As part of our liquidity management process, we regularly stress test our balance sheet to ensure that we are continually able to withstand unexpected liquidity shocks such as sudden or protracted material deposit runoff. This analysis explicitly contemplates the immediate runoff of any meaningful deposit concentrations such as the servicing deposits that we hold on behalf of our mortgage warehouse customers.

Our liquidity requirements are met primarily through cash flow from operations, receipt of pre-paid and maturing balances in our loan and investment portfolios, debt financing and increases in customer deposits. Our liquidity position is supported by management of liquid assets and liabilities and access to other sources of funds. Liquid assets include cash, interest-earning deposits in banks, federal funds sold, securities available for sale and maturing or prepaying balances in our investment and loan portfolios. Liquid liabilities include core deposits, federal funds purchased, securities sold under repurchase agreements and other borrowings. Other sources of funds include the sale of loans, brokered deposits, the issuance of additional collateralized borrowings such as FHLB advances or borrowings from the Federal Reserve, the issuance of debt securities and the issuance of common securities. For the year ended December 31, 2024, our average interest bearing deposits increased compared to the year ended December 31, 2023 including an increase in our use of higher-cost brokered time deposits. For additional information regarding our operating, investing and financing cash flows, see the Consolidated Statements of Cash Flows provided in our consolidated financial statements.

In addition to the liquidity provided by the sources described above, our subsidiary bank maintains correspondent relationships with other banks in order to sell loans or purchase overnight funds should additional liquidity be needed. As of December 31, 2024, TBK Bank had $546.4 million of unused borrowing capacity from the Federal Reserve Bank discount window and unsecured federal funds lines of credit with seven unaffiliated banks totaling $227.5 million, with no amounts advanced against those lines. Additionally, as of December 31, 2024, we had $819.1 million in unused and available advances from the FHLB. We routinely utilize FHLB advances to support the fluctuating and sometimes unpredictable balances in our mortgage warehouse lending portfolio, and we will continue to do so. Further, as of December 31, 2024, we had $164.0 million in unused and available capacity to deliver factored receivables to another bank should additional liquidity be needed.

Contractual Obligations

The following table summarizes our contractual obligations and other commitments to make future payments as of December 31, 2024. The amount of the obligations presented in the table reflect principal amounts only and exclude the amount of interest we are obligated to pay. Also excluded from the table are a number of obligations to be settled in cash. These excluded items are reflected in our consolidated balance sheet and include deposits with no stated maturity, trade payables, and accrued interest payable.

(Dollars in thousands)	Payments Due by Period — December 31, 2024				
	Total	One Year or Less	After One but within Three Years	After Three but within Five Years	After Five Years
Federal Home Loan Bank advances	$ 30,000	$ —	$30,000	$ —	$ —
Subordinated notes	70,000	—	—	—	70,000
Junior subordinated debentures	51,031	—	—	—	51,031
Operating lease agreements	32,717	6,724	11,022	8,594	6,377
Time deposits with stated maturity dates	766,819	740,247	23,435	3,137	—
Total contractual obligations	$950,567	$746,971	$64,457	$11,731	$127,408

Off-Balance Sheet Arrangements

In the normal course of business, we enter into various transactions, which, in accordance with GAAP, are not included in our consolidated balance sheets. We enter into these transactions to meet the financing needs of our customers. These transactions include commitments to extend credit and standby and commercial letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. For further information, see Note 15 – Off-Balance Sheet Loan Commitments in the accompanying notes to the consolidated financial statements included elsewhere in this report.

Regulatory Capital Requirements

Our capital management consists of providing equity to support our current and future operations. We are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's or TBK Bank's financial statements. For further information regarding our regulatory capital requirements, see Note 18 – Regulatory Matters in the accompanying notes to the consolidated financial statements included elsewhere in this report.

Critical Accounting Policies and Estimates

Certain of our accounting estimates are important to the portrayal of our financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates are susceptible to material changes as a result of changes in facts and circumstances. Facts and circumstances which could affect these judgments include, but are not limited to, changes in interest rates, changes in the performance of the economy and changes in the financial condition of borrowers. Management believes that determining the allowance for credit losses on loans is a critical accounting estimate. Our accounting policies are discussed in detail in Note 1 – Summary of Significant Accounting Policies in the accompanying notes to the consolidated financial statements included elsewhere in this report.

Allowance for Credit Losses on Loans. Management considers the policies related to the allowance for credit losses on loans to be critical to the financial statement presentation. The total allowance for credit losses on loans includes activity related to allowances calculated in accordance with Accounting Standards Codification ("ASC") 326, Financial Instruments – Credit Losses. The allowance for credit losses is established through credit loss expense charged to current earnings. The amount maintained in the allowance reflects management's continuing evaluation of the credit losses expected to be recognized over the life of the loans in our portfolio. The allowance for credit losses on loans is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. Subsequent evaluations of the then existing loan portfolio, in light of the factors then prevailing, may result in significant changes in the allowance for credit losses in those future periods. We employ a disciplined process and methodology to establish our allowance for credit losses that has two basic components: first, an asset-specific component involving individual loans that do not share risk characteristics with other loans and the measurement of specific expected credit losses for such individual loans; and second, a general pooled component for estimated expected credit losses for pools of loans that share similar risk characteristics.

Generally, when a loan moves to nonaccrual status, it is removed from the collective pooled evaluation allowance methodology and is subject to individual evaluation. A specific reserve analysis is prepared for each loan and the net realizable value of the loan is determined. Factors contributing to the determination of specific reserves include the creditworthiness of the borrower, and more specifically, changes in the expected amount and timing of future receipt of principal and interest payments and/or in the value of pledged collateral. A reserve is recorded when the carrying amount of the loan exceeds the discounted estimated cash flows using the loan's initial effective interest rate, when the carrying amount of the loan exceeds the determined loss rate, or the fair value of the collateral for certain collateral dependent loans.

For purposes of establishing the general reserve, we stratify the loan portfolio into homogeneous groups of loans that possess similar loss potential characteristics and calculate the net amount expected to be collected over the life of the loans to estimate the credit losses in the loan portfolio. The Company's methodologies for estimating the allowance for credit losses consider available relevant information about the collectability of cash flows, including information about past events, current conditions, and reasonable and supportable forecasts.

The Company uses the discounted cash flow (DCF) method to estimate ACL for the commercial real estate, construction, land development, land, 1-4 family residential, commercial (excluding liquid credit), and consumer loan pools. For all loan pools utilizing the DCF method, the Company utilizes and forecasts national unemployment as a loss driver. The Company also utilizes and forecasts either one-year percentage change in national retail sales (commercial real estate – non multifamily, commercial general, commercial agriculture, commercial asset-based lending, commercial equipment finance, consumer), one-year percentage change in the national home price index (1-4 family residential and construction, land development, land), or one-year percentage change in national gross domestic product (commercial real estate – multifamily) as a second loss driver depending on the nature of the underlying loan pool and how well that loss driver correlates to expected future losses. Consistent forecasts of the loss drivers are used across the loan segments. The Company also forecasts prepayments speeds for use in the DCF models with higher prepayment speeds resulting in lower required ACL levels and vice versa for shorter prepayment speeds. These assumed prepayment speeds are based upon our historical prepayment speeds by loan type adjusted for the expected impact of the current interest rate environment. Generally, the impact of these assumed prepayment speeds is lesser in magnitude than the aforementioned loss driver assumptions.

For all DCF models at December 31, 2024, the Company has determined that four quarters represents a reasonable and supportable forecast period and reverts back to a historical loss rate over eight quarters on a straight-line basis. The Company leverages economic projections from a reputable and independent third party to inform its loss driver forecasts over the four-quarter forecast period. Other internal and external indicators of economic forecasts are also considered by the Company when developing the forecast metrics. At December 31, 2024 as compared to December 31, 2023, the Company forecasted slightly higher unemployment and slightly lower one-year percentage change in the national home price index. The Company forecasted a modest increase in one-year percentage change in national retail sales while forecasted GDP was virtually unchanged. At December 31, 2024 for national unemployment, the Company projected a relatively low percentage in the first quarter followed by a gradual rise in the following three quarters. For percentage change in national retail sales, the Company projected a small increase in the first two projected quarters followed by a decline to negative levels over the last two projected quarters to a level below recent actual periods. For percentage change in national home price index, the Company projected a positive increase in the first projected quarter followed by a steep drop to negative levels for the remaining three quarters with such negative levels peaking in the fourth projected quarter. For percentage change in national gross domestic product, management projected low growth in the first two projected quarters followed by contraction in the last two projected quarters. At December 31, 2024, the Company made no adjustments to its historical prepayment speeds given the uncertain direction of the interest rate environment in the macro economy.

The Company uses a loss-rate method to estimate expected credit losses for the farmland, liquid credit, factored receivable, and mortgage warehouse loan pools. For each of these loan segments, the Company applies an expected loss ratio based on internal and peer historical losses adjusted as appropriate for qualitative factors. Qualitative loss factors are based on the Company's judgment of company, market, industry or business specific data, changes in underlying loan composition of specific portfolios, trends relating to credit quality, delinquency, non-performing and adversely rated loans, and reasonable and supportable forecasts of economic conditions. Loss factors used to calculate the required ACL on pools that use the loss-rate method reflect the forecasted economic conditions described above.

Estimating the timing and amounts of future losses through projected cash flows is subject to significant management judgment as these projected cash flows rely upon the estimates discussed above and factors that are reflective of current or future expected conditions. These estimates as well as estimates used under the loss-rate method, in turn, depend on the duration of current overall economic conditions, industry, borrower, or portfolio specific conditions. All of these estimates require significant management judgment and certain assumptions that are highly subjective. Volatility in certain credit metrics and differences between expected and actual outcomes are to be expected.

The provision for (reversal of) credit losses recorded through earnings, and reduced by the charge-off of loan amounts, net of recoveries, is the amount necessary to maintain the allowance for credit losses at the amount of expected credit losses inherent within the loans held for investment portfolio. The amount of expense and the corresponding level of allowance for credit losses for loans are based on our evaluation of the collectability of the loan portfolio based on historical loss experience, reasonable and supportable forecasts, and other significant qualitative and quantitative factors.

Refer to "Allowance for Credit Losses" above, Note 1 – Summary of Significant Accounting Policies, and Note 4 – Loans and Allowance for Credit Losses in the accompanying notes to the consolidated financial statements elsewhere in this report for further discussion of our estimation process and methodology related to the allowance for credit losses.

Adoption of New Accounting Standards

See Note 1 – Summary of Significant Accounting Policies in the accompanying notes to the consolidated financial statements included elsewhere in this report for details of recently issued accounting pronouncements and their expected impact on our consolidated financial statements.

ITEM   7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Asset/Liability Management and Interest Rate Risk

The principal objective of our asset and liability management function is to evaluate the interest rate risk within the balance sheet and pursue a controlled assumption of interest rate risk while maximizing net income and preserving adequate levels of liquidity and capital. The Board of Directors of our subsidiary bank has oversight of our asset and liability management function, which is managed by our Chief Financial Officer. Our Chief Financial Officer meets with our senior executive management team regularly to review, among other things, the sensitivity of our assets and liabilities to market interest rate changes, local and national market conditions and market interest rates. That group also reviews our liquidity, capital, deposit mix, loan mix and investment positions.

As a financial institution, our primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of our assets and liabilities, and the fair value of all interest-earning assets and interest-bearing liabilities, other than those which have a short-term to maturity. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair values.

We manage our exposure to interest rates primarily by structuring our balance sheet in the ordinary course of business. We do not typically enter into derivative contracts for the purpose of managing interest rate risk, but we may elect to do so in the future. Based upon the nature of our operations, we are not subject to material foreign exchange risk. We do not own any trading assets.

We use an interest rate risk simulation model to test the interest rate sensitivity of net interest income and the balance sheet. Instantaneous parallel rate shift scenarios are modeled and utilized to evaluate risk and establish exposure limits for acceptable changes in projected net interest margin. These scenarios, known as rate shocks, simulate an instantaneous change in interest rates and use various assumptions, including, but not limited to, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment and replacement of asset and liability cash flows. We also analyze the economic value of equity as a secondary measure of interest rate risk. This is a complementary measure to net interest income where the calculated value is the result of the fair value of assets less the fair value of liabilities. The economic value of equity is a longer term view of interest rate risk because it measures the present value of all future cash flows. The impact of changes in interest rates on this calculation is analyzed for the risk to our future earnings and is used in conjunction with the analyses on net interest income.

The following tables summarizes simulated change in net interest income versus unchanged rates:

	December 31, 2024		December 31, 2023	
	Following 12 Months	Months 13-24	Following 12 Months	Months 13-24
+400 basis points	10.1%	13.2%	17.0%	19.2%
+300 basis points	7.6%	9.9%	12.8%	14.3%
+200 basis points	5.1%	6.6%	8.5%	9.5%
+100 basis points	2.6%	3.3%	4.3%	4.8%
Flat rates	0.0%	0.0%	0.0%	0.0%
-100 basis points	(2.6%)	(3.7%)	(4.7%)	(5.7%)
-200 basis points	(5.4%)	(7.5%)	(9.4%)	(11.4%)
-300 basis points	(8.2%)	(11.8%)	(14.3%)	(17.7%)
-400 basis points	(11.0%)	(16.0%)	(18.0%)	(22.7%)

The following tables present the change in our economic value of equity, assuming immediate parallel shifts in interest rates:

	Economic Value of Equity at Risk (%)	
	December 31, 2024	December 31, 2023
+400 basis points	9.3%	18.3%
+300 basis points	7.3%	14.6%
+200 basis points	5.2%	10.5%
+100 basis points	2.6%	5.9%
Flat rates	0.0%	0.0%
-100 basis points	(5.6%)	(6.7%)
-200 basis points	(11.5%)	(13.9%)
-300basis points	(17.7%)	(21.5%)
-400 basis points	(24.2%)	(28.8%)

Many assumptions are used to calculate the impact of interest rate fluctuations. Actual results may be significantly different than our projections due to several factors, including the timing and frequency of rate changes, market conditions and the shape of the yield curve. The computations of interest rate risk shown above do not include actions that our management may undertake to manage the risks in response to anticipated changes in interest rates, and actual results may also differ due to any actions taken in response to the changing rates.

As part of our asset/liability management strategy, our management has emphasized the origination of shorter duration loans as well as variable rate loans to limit the negative exposure to a rate increase. We also desire to acquire deposit transaction accounts, particularly noninterest or low interest-bearing non-maturity deposit accounts, whose cost is less sensitive to changes in interest rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of Triumph Financial, Inc.
Dallas, Texas

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Triumph Financial, Inc. (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on Management's Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses ("ACL") – Reasonable and Supportable Forecasts

The ACL (as described in Note 1 and presented in Note 4) is an estimate of expected credit losses, measured over the contractual life of an instrument, which considers reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. As of December 31, 2024, the ACL of $40.7 million attributable to loans held for investment consists of 1) an allowance of $13.4 million on collateral dependent loans and 2) an allowance of $27.3 million on loans collectively evaluated ("pool basis") for impairment.

The Company measures expected credit losses of loans on a pool basis when the loans share similar risk characteristics. Depending on the nature of the pool of loans with similar risk characteristics, the Company uses a discounted cash flow ("DCF") method or a loss-rate method to estimate expected credit losses.

Pools analyzed in the DCF method require more judgment in the forecast assumptions than those used in the loss-rate pools as they are generally of longer duration.

Estimating reasonable and supportable forecasts requires significant judgment. Management leverages economic projections from a third party to inform its forecasts over the forecast period. Other internal and external indicators of economic forecasts are also considered by management when developing the forecasts. We identified auditing the reasonableness of forecasts in the ACL for loans using the DCF method as a critical audit matter as it involves especially subjective auditor judgment.

The primary audit procedures we performed in response to this critical audit matter included:

- Tested the operating effectiveness of controls over the Company's ACL, including controls over the relevance and reliability of forecast assumptions applied in the DCF methods, the forecast assumptions sensitivity to change, and completeness and accuracy of data used.

- Evaluated the reasonableness and appropriateness of management's forecasting methodology for suitability under generally accepted accounting principles.

- Performed substantive procedures over the relevance and reliability of forecast assumptions applied within the DCF models.

- Substantively tested the completeness and accuracy of the data used.

/s/ Crowe LLP

We have served as the Company's auditor since 2012.

Dallas, Texas
February 11, 2025

TRIUMPH FINANCIAL, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2024 and 2023
(Dollar amounts in thousands)

	December 31, 2024	December 31, 2023
ASSETS		
Cash and due from banks	$ 73,836	$ 93,072
Interest-bearing deposits with other banks	256,281	193,563
Total cash and cash equivalents	330,117	286,635
Securities - equity investments	4,445	4,488
Securities - available for sale	381,561	299,644
Securities - held to maturity, net of allowance for credit losses of $3,491 and $3,190, respectively, fair value $2,514 and $4,015, respectively	1,876	2,977
Loans held for sale	1,172	1,236
Loans, net of allowance for credit losses of $40,714 and $35,219, respectively	4,506,246	4,127,881
Federal Home Loan Bank and other restricted stock, at cost	14,054	14,278
Premises and equipment, net	160,737	113,457
Capitalized software, net	37,971	22,365
Goodwill	241,949	233,709
Intangible assets, net	16,259	23,646
Bank-owned life insurance	62,690	41,946
Deferred tax asset, net	13,581	8,800
Other assets	176,317	166,272
Total assets	$5,948,975	$5,347,334
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits		
Noninterest-bearing	$1,964,457	$1,632,022
Interest-bearing	2,856,363	2,345,456
Total deposits	4,820,820	3,977,478
Federal Home Loan Bank advances	30,000	255,000
Subordinated notes	69,662	108,678
Junior subordinated debentures	42,352	41,740
Other liabilities	95,222	100,038
Total liabilities	5,058,056	4,482,934
Commitments and contingencies - See Notes 14 and 15		
Stockholders' equity - See Note 19		
Preferred stock	45,000	45,000
Common stock, 23,391,411 and 23,302,414 shares outstanding, respectively	291	290
Additional paid-in-capital	567,884	550,743
Treasury stock, at cost	(268,356)	(265,038)
Retained earnings	549,215	536,331
Accumulated other comprehensive income	(3,115)	(2,926)
Total stockholders' equity	890,919	864,400
Total liabilities and stockholders' equity	$5,948,975	$5,347,334

See accompanying notes to consolidated financial statements.

TRIUMPH FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2024, 2023 and 2022
(Dollar amounts in thousands, except per share amounts)

	2024	2023	2022
Interest and dividend income:			
Loans, including fees	$213,831	$228,428	$181,188
Factored receivables, including fees	159,886	160,607	223,193
Securities	23,556	19,795	8,187
FHLB and other restricted stock	998	1,030	258
Cash deposits	24,244	12,561	6,413
Total interest and dividend income	422,515	422,421	419,239
Interest expense:			
Deposits	56,235	34,318	10,038
Subordinated notes	4,700	5,253	5,212
Junior subordinated debentures	4,647	4,449	2,662
Other borrowings	6,477	10,322	835
Total interest expense	72,059	54,342	18,747
Net interest income	350,456	368,079	400,492
Credit loss expense (benefit)	18,767	12,203	6,925
Net interest income after credit loss expense	331,689	355,876	393,567
Noninterest income:			
Service charges on deposits	7,084	7,001	6,844
Card income	8,036	8,181	8,150
Net gains (losses) on sale or call of securities	(1)	102	2,512
Net gains (losses) on sale of loans	178	119	18,228
Fee income	35,377	30,245	24,222
Insurance commissions	5,883	5,028	5,145
Other	8,857	(503)	18,967
Total noninterest income	65,414	50,173	84,068
Noninterest expense:			
Salaries and employee benefits	219,580	210,607	201,487
Occupancy, furniture and equipment	33,014	28,885	26,774
FDIC insurance and other regulatory assessments	2,717	2,624	1,815
Professional fees	17,839	13,177	15,644
Amortization of intangible assets	11,992	11,454	11,922
Advertising and promotion	6,183	6,740	7,760
Communications and technology	50,922	45,679	42,083
Software amortization	5,846	4,453	4,063
Travel and entertainment	5,428	6,106	5,751
Other	23,114	23,509	23,332
Total noninterest expense	376,635	353,234	340,631
Net income before income tax expense	20,468	52,815	137,004
Income tax expense	4,378	11,734	34,693
Net income	16,090	41,081	102,311
Dividends on preferred stock	(3,206)	(3,206)	(3,206)
Net income available to common stockholders	$ 12,884	$ 37,875	$ 99,105
Earnings per common share			
Basic	$ 0.55	$ 1.63	$ 4.06
Diluted	$ 0.54	$ 1.61	$ 3.96

See accompanying notes to consolidated financial statements.

TRIUMPH FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended December 31, 2024, 2023 and 2022
(Dollar amounts in thousands, except per share amounts)

	2024	2023	2022
Net income	$16,090	$41,081	$102,311
Other comprehensive income:			
Unrealized gains (losses) on securities:			
Unrealized holding gains (losses) arising during the period	(239)	5,208	(10,865)
Tax effect	49	(1,155)	2,512
Unrealized holding gains (losses) arising during the period, net of taxes	(190)	4,053	(8,353)
Reclassification of amount realized through sale or call of securities	1	(102)	(2,512)
Tax effect	—	23	636
Reclassification of amount realized through sale or call of securities, net of taxes	1	(79)	(1,876)
Change in unrealized gains (losses) on securities, net of tax	(189)	3,974	(10,229)
Unrealized gains (losses) on derivative financial instruments:			
Unrealized holding gains (losses) arising during the period	—	—	3,152
Tax effect	—	—	(754)
Unrealized holding gains (losses) arising during the period, net of taxes	—	—	2,398
Reclassification of amount of (gains) losses recognized into income	—	—	(9,316)
Tax effect	—	—	2,213
Reclassification of amount of (gains) losses recognized into income, net of taxes	—	—	(7,103)
Change in unrealized gains (losses) on derivative financial instruments	—	—	(4,705)
Total other comprehensive income (loss)	(189)	3,974	(14,934)
Comprehensive income	$15,901	$45,055	$ 87,377

See accompanying notes to consolidated financial statements.

TRIUMPH FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2024, 2023 and 2022
(Dollar amounts in thousands, except per share amounts)

	Preferred Stock	Common Stock		Additional Paid-in-Capital	Treasury Stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Liquidation Preference Amount	Shares Outstanding	Par Amount		Shares Outstanding	Cost			
Balance, January 1, 2022	$45,000	25,158,879	$283	$510,939	3,102,801	$(104,743)	$399,351	$8,034	$858,864
Issuance of restricted stock awards	—	12,471	—	—	—	—	—	—	—
Vesting of restricted stock and performance stock units	—	20,996	—	—	—	—	—	—	—
Stock based compensation	—	—	—	21,176	—	—	—	—	21,176
Forfeiture of restricted stock awards	—	(19,186)	—	1,201	19,186	(1,201)	—	—	—
Stock option exercises, net	—	2,053	—	(74)	—	—	—	—	(74)
Issuance of common stock pursuant to the employee stock purchase plan	—	24,516	—	1,548	—	—	—	—	1,548
Purchase of treasury stock, net	—	(1,146,144)	—	—	1,146,144	(76,714)	—	—	(76,714)
Preferred stock dividends	—	—	—	—	—	—	(3,206)	—	(3,206)
Net income	—	—	—	—	—	—	102,311	—	102,311
Other comprehensive income (loss)	—	—	—	—	—	—	—	(14,934)	(14,934)
Balance, December 31, 2022	$45,000	24,053,585	$283	$534,790	4,268,131	$(182,658)	$498,456	$(6,900)	$888,971
Issuance of restricted stock awards	—	13,374	—	—	—	—	—	—	—
Vesting of restricted stock and performance stock units	—	600,620	7	(7)	—	—	—	—	—
Stock based compensation	—	—	—	13,228	—	—	—	—	13,228
Forfeiture of restricted stock awards	—	(13,306)	—	757	13,306	(757)	—	—	—
Stock option exercises, net	—	12,636	—	144	—	—	—	—	144
Issuance of common stock pursuant to the employee stock purchase plan	—	37,909	—	1,831	—	—	—	—	1,831
Purchase of treasury stock, net	—	(1,402,404)	—	—	1,402,404	(81,623)	—	—	(81,623)
Preferred stock dividends	—	—	—	—	—	—	(3,206)	—	(3,206)
Net income	—	—	—	—	—	—	41,081	—	41,081
Other comprehensive income (loss)	—	—	—	—	—	—	—	3,974	3,974
Balance, December 31, 2023	$45,000	23,302,414	$290	$550,743	5,683,841	$(265,038)	$536,331	$(2,926)	$864,400
Vesting of restricted stock and performance stock units	—	78,610	1	(1)	—	—	—	—	—
Stock option exercises, net	—	19,699	—	413	—	—	—	—	413
Issuance of common stock pursuant to the employee stock purchase plan	—	36,649	—	2,184	—	—	—	—	2,184
Forfeiture of restricted stock awards	—	(337)	—	26	337	(26)	—	—	—
Stock based compensation	—	—	—	14,519	—	—	—	—	14,519
Purchase of treasury stock, net	—	(45,624)	—	—	45,624	(3,292)	—	—	(3,292)
Preferred stock dividends	—	—	—	—	—	—	(3,206)	—	(3,206)
Net income	—	—	—	—	—	—	16,090	—	16,090
Other comprehensive income (loss)	—	—	—	—	—	—	—	(189)	(189)
Balance, December 31, 2024	$45,000	23,391,411	$291	$567,884	5,729,802	$(268,356)	$549,215	$(3,115)	$890,919

See accompanying notes to consolidated financial statements.

TRIUMPH FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2024, 2023 and 2022
(Dollar amounts in thousands, except per share amounts)

	2024	2023	2022
Cash flows from operating activities:			
Net income	$ 16,090	$ 41,081	$ 102,311
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation	15,510	13,801	13,302
Net accretion on loans	(2,764)	(5,242)	(8,643)
Amortization of subordinated notes issuance costs	484	878	843
Amortization of junior subordinated debentures	612	582	556
Net amortization on securities	(763)	(844)	(882)
Amortization of intangible assets	11,992	11,454	11,922
Software amortization	5,846	4,453	4,063
Deferred taxes, net	(4,784)	6,539	(1,779)
Credit loss expense (benefit)	18,767	12,203	6,925
Stock based compensation	14,519	13,228	21,176
Net (gains) losses on sale or call of debt securities	1	(102)	(2,512)
Net (gains) losses on equity securities	(491)	(80)	(9,850)
Net OREO (gains) losses and valuation adjustments	66	—	133
Origination of loans held for sale	(8,375)	(5,273)	(12,024)
Purchases of loans held for sale	—	—	(14,069)
Proceeds from sale of loans originated or purchased for sale	7,633	4,134	26,544
Net (gains) losses on sale of loans	(178)	(119)	(18,228)
Net change in operating leases	110	(278)	190
Change in estimated fair value of indemnification asset	818	734	890
Change in estimated fair value of revenue share asset	(1,309)	1,743	62
(Increase) decrease in other assets	(13,396)	(35,184)	(33,923)
Increase (decrease) in other liabilities	(1,817)	(3,645)	(6,252)
Net cash provided by (used in) operating activities	58,571	60,063	80,755
Cash flows from investing activities:			
Purchases of securities available for sale	(204,791)	(72,041)	(140,774)
Proceeds from sales of securities available for sale	—	15,996	40,163
Proceeds from maturities, calls, and pay downs of securities available for sale	123,270	28,780	26,339
Proceeds from maturities, calls, and pay downs of securities held to maturity	978	529	679
Proceeds from sales of equity securities	700	783	—
Purchases of loans held for investment	(37,197)	(18,842)	(147,809)
Proceeds from sale of loans	23,578	59,196	232,842
Net change in loans	(380,222)	(92,109)	581,599
Purchases of premises and equipment, net	(62,790)	(23,919)	(10,912)
Expenditures for capitalized software	(21,452)	(16,863)	(6,268)
Net proceeds from sale of OREO	592	—	438
(Purchases) redemptions of FHLB and other restricted stock, net	224	(8,026)	3,894
Purchase of Bank Owned Life Insurance	(20,000)	—	—
Acquired intangible assets	(2,920)	(3,042)	—
Net cash (paid for) received in acquisitions	(10,000)	—	—
Proceeds from sale of disposal group	—	—	85,923
Net cash provided by (used in) investing activities	(590,030)	(129,558)	666,114

TRIUMPH FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2024, 2023 and 2022
(Dollar amounts in thousands, except per share amounts)

	2024	2023	2022
Cash flows from financing activities:			
Net increase (decrease) in deposits	843,342	(193,858)	(464,512)
Increase (decrease) in customer repurchase agreements	—	(340)	(1,763)
Increase (decrease) in Federal Home Loan Bank advances	(225,000)	225,000	(150,000)
Repayment of other borrowings	(39,500)	—	(27,144)
Preferred stock dividends	(3,206)	(3,206)	(3,206)
Stock option exercises, net	413	144	(74)
Proceeds from employee stock purchase plan common stock issuance	2,184	1,831	1,548
Purchase of treasury stock, net	(3,292)	(81,623)	(76,714)
Net cash provided by (used in) financing activities	574,941	(52,052)	(721,865)
Net increase (decrease) in cash and cash equivalents	43,482	(121,547)	25,004
Cash and cash equivalents at beginning of period	286,635	408,182	383,178
Cash and cash equivalents at end of period	$ 330,117	$ 286,635	$ 408,182
Supplemental cash flow information:			
Interest paid	$ 68,627	$ 48,283	$ 16,328
Income taxes paid, net	$ 1	$ 14,141	$ 47,215
Cash paid for operating lease liabilities	$ 5,339	$ 5,573	$ 4,052
Supplemental noncash disclosures:			
Loans transferred to OREO	$ 621	$ 37	$ 47
Loans held for investment transferred to loans held for sale	$ 22,787	$ 53,590	$ 229,105
Assets transferred to assets held for sale	$ —	$ —	$ 80,819
Deposits transferred to deposits held for sale	$ —	$ —	$ 10,434
Lease liabilities arising from obtaining right-of-use assets	$ 2,477	$ 3,507	$ 5,267
Securities available for sale purchased, not settled	$ —	$ 11,998	$ 7,960
Non-cash consideration received from sale of loan portfolio or disposal group	$ —	$ —	$ 5,529

See accompanying notes to consolidated financial statements.

TRIUMPH FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Triumph Financial, Inc. (collectively with its subsidiaries, "Triumph Financial," or the "Company" as applicable) is a financial holding company headquartered in Dallas, Texas, offering a diversified line of banking, factoring, payments, and intelligence services. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Triumph CRA Holdings, LLC ("TCRA") and TBK Bank, SSB ("TBK Bank"), and TBK Bank's wholly owned subsidiary Triumph Insurance Group, Inc. ("TIG"). Substantially all of the Company's products and services (other than certain insurance brokerage activities at TIG) are offered through TBK Bank.

Effective January, 1, 2025, we merged Triumph Financial Services LLC, the entity though which we previously conducted all of our factoring operations, with and into TBK Bank, SSB.

Principles of Consolidation and Basis of Presentation

The Company consolidates subsidiaries in which it holds, directly or indirectly, a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity under U.S. generally accepted accounting principles ("GAAP"). Voting interest entities are entities in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. The Company consolidates voting interest entities in which it has at least a majority of the voting interest. Variable interest entities ("VIEs") are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE.

In consolidation, all significant intercompany accounts and transactions are eliminated. Investments in unconsolidated entities are accounted for using the equity method of accounting when the Company has the ability to exercise significant influence over operating and financing decisions. Investments that do not meet the criteria for equity method accounting are accounted for using the cost method of accounting.

The accounting and reporting policies of the Company and its subsidiaries conform to GAAP and general practice within the banking industry. Certain reclassifications have been made to prior year amounts to conform to the current year presentation. The Company uses the accrual basis of accounting for financial reporting purposes.

Use of Estimates

To prepare financial statements in conformity with GAAP management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ.

Cash and Cash Equivalents

For the purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, other short-term investments and federal funds sold. All highly liquid investments with an initial maturity of less than 90 days are considered to be cash equivalents. Certain items, including loan and deposit transactions, customer repurchase agreements, and FHLB advances and repayments, are presented net in the statement of cash flows.

Debt Securities

The Company determines the classification of debt securities at the time of purchase. Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost. Trading securities are recorded at fair value with changes in fair value included in earnings. Debt securities not classified as held to maturity or trading are classified as available for sale and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income (loss), net of tax.

Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific-identification method. Amortization of premiums and discounts are recognized in interest income over the period to maturity using the interest method, except for premiums on callable debt securities, which are amortized to their earliest call date.

The Company has made a policy election to exclude accrued interest from the amortized cost basis of debt securities and report accrued interest in other assets in the consolidated balance sheets. A debt security is placed on nonaccrual status at the time any principal or interest payments become more than 90 days delinquent or if full collection of interest or principal becomes uncertain. Accrued interest for a security placed on nonaccrual is reversed against interest income. There was no accrued interest related to debt securities reversed against interest income for the years ended December 31, 2024, 2023 and 2022.

Allowance for Credit Losses – Available for Sale Securities

For available for sale debt securities in an unrealized loss position, the Company evaluates the securities to determine whether the decline in the fair value below the amortized cost basis (impairment) is due to credit-related factors or noncredit-related factors. Any impairment that is not credit related is recognized in other comprehensive income, net of applicable taxes. Credit-related impairment is recognized as an allowance for credit losses ("ACL") on the balance sheet, limited to the amount by which the amortized cost basis exceeds the fair value, with a corresponding adjustment to earnings. Both the ACL and the adjustment to net income may be reversed if conditions change. However, if the Company intends to sell an impaired available for sale debt security or more likely than not will be required to sell such a security before recovering its amortized cost basis, the entire impairment amount must be recognized in earnings with a corresponding adjustment to the security's amortized cost basis. Because the security's amortized cost basis is adjusted to fair value, there is no ACL in such a situation.

In evaluating available for sale debt securities in unrealized loss positions for impairment and the criteria regarding its intent or requirement to sell such securities, the Company considers the extent to which fair value is less than amortized cost, whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuers' financial condition, among other factors.

Changes in the allowance for credit losses are recorded as provision for (or reversal of) credit loss expense. Losses are charged against the ACL when management believes the uncollectability of an available for sale debt security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Accrued interest receivable is excluded from the estimate of credit losses.

Allowance for Credit Losses – Held to Maturity Securities

The allowance for credit losses on held to maturity securities is estimated on a collective basis by major security type. At December 31, 2024 and 2023, the Company's held to maturity securities consisted of investments in the subordinated notes of collateralized loan obligation ("CLO") funds. Expected credit losses for these securities are estimated using a discounted cash flow methodology which considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. Ultimately, the realized cash flows on CLO securities such as these will be driven by a variety of factors, including credit performance of the underlying loan portfolio, adjustments to the portfolio by the asset manager, and the timing of a potential call.

Accrued interest receivable is excluded from the estimate of credit losses.

Equity Securities

Equity securities with readily determinable fair values are recorded at fair value, with realized and unrealized gains and losses included in earnings. Equity securities without readily determinable fair values are recorded at cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer.

Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific-identification method.

Loans Held for Sale

The Company elects the fair value option for recording 1-4 family residential mortgage loans and commercial loans held for sale. The fair value of loans held for sale is determined based on outstanding commitments from investors to purchase such loans or prevailing market rates. Increases or decreases in the fair value of loans held for sale, if any, are charged to earnings and are recorded in noninterest income in the consolidated statements of income. Gains and losses on sales of loans are based on the difference between the final selling price and the carrying value of the related loan sold.

Mortgage loans held for sale are generally sold with servicing rights released.

Management occasionally transfers loans held for investment to loans held for sale. Gains or losses on the transfer of loans to loans held for sale are recorded in noninterest income in the consolidated statements of income unless such loans have experienced a decline in fair value due to credit quality concerns. For such transfers experiencing a decline in fair value due to credit quality, the Company first applies its charge-off policy which requires recognizing the confirmed loss via a charge-off against the allowance for credit losses which is measured as the excess of the loan's amortized cost basis over the loan's fair value. The charge-off is reflected as a write-down of the loan resulting in a new amortized cost basis. To the extent that the loan's fair value loss has not already been provided for in the allowance for credit losses, an additional credit loss expense is made to provide sufficient allowance to absorb the charge-off. If the allowance for credit losses amount on the transferred loan at the transfer date to the held for sale category exceeds the amount of the charge-off, any remaining excess allowance for credit loss is reversed into earnings through credit loss expense. After the write-down is taken, the loans is transferred from held to investment to held for sale at its new amortized cost basis which approximates fair value.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their amortized cost basis, which is the unpaid principal balance outstanding, net of unearned income, deferred loan fees and costs, premiums and discounts associated with acquisition date fair value adjustments on acquired loans, and any direct principal charge-offs. The Company has made a policy election to exclude accrued interest from the amortized cost basis of loans and report accrued interest separately from the related loan balance in other assets on consolidated balance sheets.

Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income over the remaining life of the loan without anticipating prepayments.

Loans are considered past due or delinquent when the contractual principal or interest due in accordance with the terms of the loan agreement or any portion thereof remains unpaid after the due date of the scheduled payment. Loans are classified as nonaccrual when, in the opinion of management, collection of principal or interest is doubtful. The accrual of interest income on loans is typically discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection, or if full collection of interest or principal becomes uncertain. Consumer loans are typically charged off no later than 120 days past due. All interest accrued but not received for a loan placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost recovery method, until qualifying for return to accrual. Under the cost-recovery method, interest income is not recognized until the loan balance is reduced to zero. Under the cash basis method, interest income is recorded when the payment is received in cash. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Factored Receivables

The Company accounts for factored receivables in accordance with ASC 310, *Receivables*.

The Company purchases invoices from its factoring clients in schedules or batches. To a much lesser extent, the Company will also make short-term advances to its clients on transportation contracts for upcoming loads. Cash is advanced to the client to the extent of the applicable advance rate, less fees, as set forth in the individual factoring agreements. The face value of the invoices purchased or amount advanced is recorded by the Company as factored receivables, and the unadvanced portions of the invoices purchased, less fees, are considered client reserves. The client reserves are held to settle any payment disputes or collection shortfalls, may be used to pay clients' obligations to various third parties as directed by the client, are periodically released to or withdrawn by clients, and are reported as deposits in the consolidated balance sheets.

Unearned factoring fees and unearned net origination fees are deferred and recognized over the weighted average collection period for each client. Subsequent factoring fees are recognized in interest income as incurred by the client and deducted from the clients' reserve balances.

Other factoring-related fees, which include wire transfer fees, carrier payment fees, fuel advance fees, and other similar fees, are reported by the Company as non-interest income.

Acquired Loans

Acquired loans are recorded at fair value at the date of acquisition based on a discounted cash flow methodology that considers various factors including the type of loan and related collateral, classification status, fixed or variable interest rate, term of loan and whether or not the loan was amortizing, and a discount rate reflecting the Company's assessment of risk inherent in the cash flow estimates. Certain larger purchased loans are individually evaluated while certain purchased loans are grouped together according to similar risk characteristics and are treated in the aggregate when applying various valuation techniques. These cash flow evaluations are inherently subjective as they require material estimates, all of which may be susceptible to significant change.

Loans acquired in a business combination that have experienced more-than-insignificant deterioration in credit quality since origination are considered purchased credit deteriorated ("PCD") loans. At the acquisition date, an estimate of expected credit losses is made for groups of PCD loans with similar risk characteristics and individual PCD loans without similar risk characteristics. This initial allowance for credit losses is allocated to individual PCD loans and added to the purchase price or acquisition date fair values to establish the initial amortized cost basis of the PCD loans. As the initial allowance for credit losses is added to the purchase price, there is no credit loss expense recognized upon acquisition of a PCD loan. Any difference between the unpaid principal balance of PCD loans and the amortized cost basis is considered to relate to noncredit factors and results in a discount or premium. Discounts and premiums are recognized through interest income on a level-yield method over the life of the loans.

For acquired loans not deemed purchased credit deteriorated at acquisition, the differences between the initial fair value and the unpaid principal balance are recognized as interest income or expense on a level-yield basis over the lives of the related loans. At the acquisition date, an initial allowance for expected credit losses is estimated and recorded as credit loss expense.

The subsequent measurement of expected credit losses for all acquired loans is the same as the subsequent measurement of expected credit losses for originated loans.

Allowance for Credit Losses – Loans

Under the current expected credit loss model, the allowance for credit losses on loans is a valuation allowance estimated at each balance sheet date in accordance with US GAAP that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans.

The Company estimates the ACL on loans based on the underlying assets' amortized cost basis, which is the amount at which the financing receivable is originated or acquired, adjusted for applicable accretion or amortization of premium, discount, and net deferred fees or costs, collection of cash, and charge-offs. In the event that collection of principal becomes uncertain, the Company has policies in place to reverse accrued interest in a timely manner. Therefore, the Company has made a policy election to exclude accrued interest from the measurement of ACL.

Expected credit losses are reflected in the allowance for credit losses through a charge to credit loss expense. When the Company deems all or a portion of a financial asset to be uncollectible the appropriate amount is written off and the ACL is reduced by the same amount. The Company applies judgment to determine when a financial asset is deemed uncollectible; however, generally speaking, an asset will be considered uncollectible no later than when all efforts at collection have been exhausted. Subsequent recoveries, if any, are credited to the ACL when received.

The Company measures expected credit losses of financial assets on a collective (pool) basis, when the financial assets share similar risk characteristics. Depending on the nature of the pool of financial assets with similar risk characteristics, the Company uses a discounted cash flow ("DCF") method or a loss-rate method to estimate expected credit losses.

The Company's methodologies for estimating the ACL consider available relevant information about the collectability of cash flows, including information about past events, current conditions, and reasonable and supportable forecasts. The methodologies apply historical loss information, adjusted for asset-specific characteristics, economic conditions at the measurement date, and forecasts about future economic conditions expected to exist through the contractual lives of the financial assets that are reasonable and supportable, to the identified pools of financial assets with similar risk characteristics for which the historical loss experience was observed. The Company's methodologies revert back to historical loss information on a straight-line basis over eight quarters when it can no longer develop reasonable and supportable forecasts.

The Company has identified the following pools of financial assets with similar risk characteristics for measuring expected credit losses:

Commercial Real Estate — This category of loans consists of the following loan types:

> *Non-farm Non-residential* — This category includes real estate loans for a variety of commercial property types and purposes, including owner occupied commercial real estate loans primarily secured by commercial office or industrial buildings, warehouses or retail buildings where the owner of the building occupies the property. Repayment terms vary considerably, interest rates are fixed or variable, and are structured for full, partial, or no amortization of principal. This category also includes investment real estate loans that are primarily secured by office and industrial buildings, warehouses, small retail shopping centers and various special purpose properties. Generally, these types of loans are thought to involve a greater degree of credit risk than owner occupied commercial real estate as they are more sensitive to adverse economic conditions.

> *Multi-family residential* — Investment real estate loans are primarily secured by non-owner occupied apartment or multifamily residential buildings. Generally, these types of loans are thought to involve a greater degree of credit risk than owner occupied commercial real estate as they are more sensitive to adverse economic conditions.

Construction, land development, land — This category of loans consists of loans to finance the ground up construction, improvement and/or carrying for sale after the completion of construction of owner occupied and non-owner occupied residential and commercial properties, and loans secured by raw or improved land. The repayment of construction loans is generally dependent upon the successful completion of the improvements by the builder for the end user, or sale of the property to a third-party. Repayment of land secured loans are dependent upon the successful development and sale of the property, the sale of the land as is, or the outside cash flow of the owners to support the retirement of the debt.

1-4 family residential — This category of loans includes both first and junior liens on residential real estate. Home equity revolving lines of credit and home equity term loans are included in this group of loans.

Farmland — These loans are principally loans to purchase farmland.

Commercial — Commercial loans are loans for commercial, corporate and business purposes. The Company's commercial business loan portfolio is comprised of loans for a variety of purposes and across a variety of industries. These loans include general commercial and industrial loans, loans to purchase capital equipment, and other business loans for working capital and operational purposes. Commercial loans are generally secured by accounts receivable, inventory and other business assets.

Agriculture — These are commercial loans made principally to finance agricultural operations.

Equipment — Equipment finance loans are commercial loans primarily secured by new or used revenue producing, essential-use equipment from major manufacturers that is movable, may be used in more than one type of business, and generally has broad resale markets. Core markets include transportation, construction, and waste. Loan terms do not exceed the economic life of the equipment and typically are 60 months or less.

Asset-based Lending — These loans are originated to borrowers to support general working capital needs. The asset-based loan structure involves advances of loan proceeds against a borrowing base which typically consists of accounts receivable, identified readily marketable inventory, or other collateral of the borrower. The maximum amount a customer may borrow at any time is fixed as a percentage of the borrowing base outstanding.

Liquid Credit — Broadly syndicated leveraged loans collateralized by a variety of collateral types.

Factored Receivables — The Company operates as a factor by purchasing accounts receivable from its clients, then collecting the receivable from the account debtor. The Company's smaller factoring relationships are typically structured as "non-recourse" relationships (*i.e.*, the Company retains the credit risk associated with the ability of the account debtor on a purchased invoice to ultimately make payment) and the Company's larger factoring relationships are typically structured as "recourse" relationships (*i.e.*, the Company's client agrees to repurchase any invoices for which payment is not ultimately received from the account debtor). Advances initially made to the client to acquire the receivables are typically at a discount to the invoice value. The discount balance is held in client reserves, net of the Company's compensation. The client reserves are held to settle any payment disputes or collection shortfalls, may be used to pay clients' obligations to various third parties as directed by the client, are periodically released to or withdrawn by clients, and are reported as deposits.

Consumer — Loans used for personal use, typically on an unsecured basis, and client overdrafts.

Mortgage Warehouse — Mortgage Warehouse facilities are provided to unaffiliated mortgage origination companies and are collateralized by 1-4 family residential loans. The originator closes new mortgage loans with the intent to sell these loans to third-party investors for a profit. The Company provides funding to the mortgage companies for the period between the origination and their sale of the loan. The Company has a policy that requires that it separately validate that each residential mortgage loan was underwritten consistent with the underwriting requirements of the final investor or market standards prior to advancing funds. The Company is repaid with the proceeds received from sale of the mortgage loan to the final investor.

Discounted Cash Flow Method

The Company uses the discounted cash flow method to estimate expected credit losses for the commercial real estate, construction, land development, land, 1-4 family residential, commercial (excluding liquid credit), and consumer loan pools. For each of these loan segments, the Company generates cash flow projections at the instrument level wherein payment expectations are adjusted for estimated prepayment speed, curtailments, time to recovery, probability of default, and loss given default. The modeling of expected prepayment speeds, curtailment rates, and time to recovery tends to be less sensitive than other assumptions and such assumptions are based on historical internal data.

The Company uses regression analysis of historical internal and peer data to determine suitable loss drivers to utilize when modeling lifetime probability of default and loss given default. This analysis also determines how expected probability of default and loss given default will react to forecasted levels of the loss drivers. For all loan pools utilizing the DCF method, management utilizes and forecasts national unemployment as a loss driver. Management also utilizes and forecasts either one-year percentage change in national retail sales, one-year percentage change in the national home price index, or one-year percentage change in national gross domestic product as a second loss driver depending on the nature of the underlying loan pool and how well that loss driver correlates to expected future losses.

For all DCF models, management has determined that four quarters represents a reasonable and supportable forecast period and reverts back to a historical loss rate over eight quarters on a straight-line basis. Management leverages economic projections from a reputable and independent third-party to inform its loss driver forecasts over the four-quarter forecast period. Other internal and external indicators of economic forecasts are also considered by management when developing the forecast metrics.

The combination of adjustments for credit expectations (default and loss) and timing expectations (prepayment, curtailment, and time to recovery) produces an expected cash flow stream at the instrument level. Instrument effective yield is calculated, net of the impacts of prepayment assumptions, and the instrument expected cash flows are then discounted at that effective yield to produce an instrument-level net present value of expected cash flows ("NPV"). An ACL is established for the difference between the instrument's NPV and its amortized cost basis.

Loss-Rate Method

The Company uses a loss-rate method to estimate expected credit losses for the farmland, liquid credit, factored receivable, and mortgage warehouse loan pools. For each of these loan segments, the Company applies an expected loss ratio based on internal and peer historical losses adjusted as appropriate for qualitative factors. Qualitative loss factors are based on management's judgment of company, market, industry or business specific data, changes in underlying loan composition of specific portfolios, trends relating to credit quality, delinquency, non-performing and adversely rated loans, and reasonable and supportable forecasts of economic conditions.

Individually Evaluated Loans and Collateral Dependent Financial Assets

Loans that do not share risk characteristics with other pooled loans are evaluated for an ACL on an individual basis. For collateral dependent financial assets, the ACL is measured based on the difference between the fair value of the collateral plus other sources of repayment and the amortized cost basis of the asset as of the measurement date. When repayment is expected to be from the operation of the collateral, expected credit losses are calculated as the amount by which the amortized cost basis of the financial asset exceeds the present value of expected cash flows from the operation of the collateral. When repayment is expected to be from the sale of the collateral, expected credit losses are calculated as the amount by which the amortized costs basis of the financial asset exceeds the fair value of the underlying collateral less estimated cost to sell. The ACL may be zero if the fair value of the collateral at the measurement date exceeds the amortized cost basis of the financial asset.

The Company's estimate of the ACL reflects losses expected over the remaining contractual life of the assets. The contractual term does not consider extensions, renewals or modifications.

Prior to January 1, 2023, a loan that had been modified or renewed was considered a troubled debt restructuring ("TDR") when two conditions were met: 1) the borrower was experiencing financial difficulty and 2) concessions were made for the borrower's benefit that would not otherwise have been considered for a borrower or transaction with similar credit risk characteristics. The Company's ACL reflected all effects of a TDR when an individual asset was specifically identified as a reasonably expected TDR. The Company had determined that a TDR was reasonably expected no later than the point when the lender concluded that modification was the best course of action and it was at least reasonably possible that the troubled borrower would accept some form of concession from the lender to avoid a default. Reasonably expected TDRs and executed non-performing TDRs were evaluated individually to determine the required ACL.

Subsequent to December 31, 2022, the TDR concept, and its impact on the ACL calculation, was eliminated in favor of disclosure of loan modifications made to troubled borrowers. Such modifications made to troubled borrowers are now subject to the Company's standard ACL process as previously disclosed.

TRIUMPH FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Loan Commitments and Allowance for Credit Losses on Off-Balance Sheet Credit Exposures

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans, commitments to purchase broadly syndicated loans, and commercial letters of credit, issued to meet customer financing needs. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for off-balance sheet loan commitments is represented by the contractual amount of those instruments. Such financial instruments are recorded when they are funded.

The Company records an allowance for credit losses on off-balance sheet credit exposures, unless the commitments to extend credit are unconditionally cancellable, through a charge to credit loss expense in the Company's consolidated statements of income. The ACL on off-balance sheet credit exposures is estimated by loan segment at each balance sheet date under the current expected credit loss model using the same methodologies as portfolio loans, taking into consideration the likelihood that funding will occur, and is included in other liabilities on the Company's consolidated balance sheets.

Federal Home Loan Bank ("FHLB") Stock

The Company is a member of the FHLB system. Members of the FHLB are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, is restricted as to redemption, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Premises and Equipment

Land is carried at cost. Depreciable assets are stated at cost less accumulated depreciation. Leasehold improvements are capitalized and depreciated using the straight-line method over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Buildings and related components are generally depreciated using the straight-line method with useful lives ranging from five to forty years. Automobiles are depreciated using the straight-line method with five year useful lives, and the aircraft is depreciated using an accelerated method with a twenty year useful life. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from three to ten years.

Leases

The Company leases certain properties and equipment under operating leases. The Company recognizes a liability to make lease payments, the "lease liability," and an asset representing the right to use the underlying asset during the lease term, the "right-of-use asset." The lease liability is measured at the present value of the remaining lease payments, discounted at the Company's incremental borrowing rate. The right-of-use asset is measured at the amount of the lease liability adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term, any unamortized initial direct costs, and any impairment of the right-of-use-asset. Operating lease expense consists of a single lease cost calculated so that the remaining cost of the lease is allocated over the remaining lease term on a straight-line basis, variable lease payments not included in the lease liability, and any impairment of the right-of-use asset.

Certain of the Company's leases contain options to renew the lease; however, these renewal options are not included in the calculation of the lease liabilities as they are not reasonably certain to be exercised. The Company's leases do not contain residual value guarantees or material variable lease payments. The Company does not have any material restrictions or covenants imposed by leases that would impact the Company's ability to pay dividends or cause the Company to incur additional financial obligations.

The Company has made an accounting policy election to not apply the recognition requirements to short-term leases. The Company has also elected to use the practical expedient to make an accounting policy election for property leases to include both lease and non-lease components as a single component and account for it as a lease.

The Company's leases are not complex; therefore there were no significant assumptions or judgements made as part of the determination of whether the contracts contained a lease, the allocation of consideration in the contracts between lease and non-lease components, and the determination of the discount rates for the leases.

Foreclosed Assets

Assets acquired through loan foreclosure are initially recorded at fair value less costs to sell, establishing a new cost basis. Any write-down in the carrying value of a property at the time of acquisition is charged-off to the allowance for loan and lease losses. After foreclosure, foreclosed assets are carried at the lower of the recorded investment in the asset or the fair value less costs to sell. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

Goodwill

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired. The Company evaluates goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. The Company's annual goodwill impairment testing date is October 1st.

The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining the need to perform the test for goodwill impairment (the qualitative method). If the qualitative method cannot be used or if it determines, based on the qualitative method, that the fair value is more likely than not less than the carrying amount, the Company compares the estimated fair value of a reporting unit with its carrying amount, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired. If the carrying amount of a reporting unit exceeds its estimated fair value, the Company will record an impairment charge based on that difference. Our annual goodwill impairment test did not identify any goodwill impairment for the years ended December 31, 2024, 2023 and 2022.

Identifiable Intangible Assets

Intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. The Company's intangible assets primarily relate to core deposits, customer relationships and software. Intangible assets with definite useful lives are amortized on an accelerated basis over their estimated life. Intangible assets, premises and equipment and other long-lived assets are tested for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value with a charge to amortization of intangible assets. Intangible assets with indefinite lives are not significant.

Software Developed for Internal Use

The Company capitalizes internal and external costs related to internal-use software during the application development stage, including consulting costs and compensation expenses related to employees who devote time to the development of the projects. Costs incurred in preliminary stages of development activities and post implementation activities are expensed in the period incurred. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Once the software is substantially complete and ready for its intended use, capitalization ceases and the asset is amortized straight line over its estimated useful life, which ranges between three and five years.

Bank Owned Life Insurance

The Company has purchased life insurance policies on certain key employees. The purchase of these life insurance policies allows the Company to use tax-advantaged rates of return. Bank-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Derivative Financial Instruments

The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. The Company did not have any derivatives at December 31, 2024 and 2023. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. Unrealized gains or losses are reported as other comprehensive income or loss.

To qualify for the use of hedge accounting, a derivative must be effective at inception and expected to be continuously effective in offsetting the risk being hedged. A statistical regression analysis is performed at inception and at each reporting period thereafter to evaluate hedge effectiveness.

In accordance with the FASB's fair value measurement guidance, the Company made an accounting policy election to measure the credit risk of its derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio.

Income Taxes

The Company files a consolidated tax return with its subsidiaries and is taxed as a C corporation. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes interest and penalties related to income tax matters in income tax expense.

TRIUMPH FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Values of Financial Instruments

In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that may use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and/or the Company's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. Changes in assumptions or in market conditions could significantly affect these estimates.

In the ordinary course of business, the Company generally does not sell or transfer non-impaired loans and deposits. As such, the disclosures that present the December 31, 2024 and 2023 estimated fair value for non-impaired loans and deposits are judgmental and may not represent amounts to be received if the Company were to sell or transfer such items.

Revenue from Contracts with Customers

See Note 23 – Revenue Recognition for information related to the Company's revenue recognition.

Reportable Segments

The Company's reportable segments are comprised of strategic business units primarily based upon industry categories and, to a lesser extent, the core competencies relating to product origination, distribution methods, operations and servicing. Segment determination also considers organizational structure and is consistent with the presentation of financial information to the chief operating decision maker to evaluate segment performance, develop strategy, and allocate resources. The Company's chief operating decision maker is the Chief Executive Officer of Triumph Financial, Inc. Management has determined that the Company has four reportable segments consisting of Banking, Factoring, Payments, and Intelligence.

The Banking segment includes the operations of TBK Bank. The Banking segment derives its revenue principally from investments in interest-earning assets as well as noninterest income typical for the banking industry.

The Factoring segment includes the operations of Triumph Financial Services with revenue derived from factoring services.

The Payments segment includes the operations of the TBK Bank's TriumphPay division, which is the payments network for presentment, audit, and payment of over-the-road trucking invoices. The Payments segment derives its revenue from transaction fees and interest income on factored receivables related to invoice payments. These factored receivables consist of (i) invoices where we offer a carrier a quickpay opportunity to receive payment at a discount in advance of the standard payment term for such invoice in exchange for the assignment of such invoice to us, (ii) offering freight brokers the ability to settle their invoices with us on an extended term following our payment to their carriers as an additional liquidity option for such freight brokers, and (iii) factoring transactions where we purchase receivables payable to such freight brokers from their shipper clients.

The Intelligence segment was launched in the fourth quarter of 2024 to turn the over-the-road trucking data collected through our services into actionable insights for our customers. This launch coincided with our acquisition of Isometric Technologies Inc. that provides service and performance scoring and benchmarking capabilities to the over-the-road trucking industry. Intelligence offerings enable better decision making, market intelligence and automation. The revenue for these offerings is derived through access and subscription fees, as well as seat licenses where applicable.

For further discussion of management's operating segments and allocation methodology, see Note 24 – Business Segment Information.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income and other comprehensive income (loss). Other comprehensive income includes unrealized gains and losses on debt securities available for sale and cash flow hedges, net of taxes, which are also recognized as a separate component of equity.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe such matters exist that will have a material effect on the financial statements.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be relinquished when (i) the assets have been isolated from the Company, (ii) the transferee has the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) the Company does not maintain effective control over the transferred assets through either (a) an agreement that entitles and obligates the Company to repurchase or redeem them before their maturity or (b) the ability to unilaterally cause the transferee to return specific assets.

Stock Based Compensation

Compensation cost is recognized for stock based payment awards issued to employees and directors, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, a Monte Carlo simulation is utilized to estimate the fair value of market based performance stock units, and the market price of the Company's common stock at the date of grant is used for restricted stock awards, restricted stock units, and performance based performance stock units. Compensation cost is recognized over the required service period, generally defined as the vesting period. The Company recognizes forfeitures of nonvested awards as they occur.

Earnings Per Common Share

Basic earnings per common share is net income less dividends on preferred stock divided by the weighted average number of common shares outstanding during the period excluding nonvested restricted stock awards. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock warrants, restricted stock, stock options, and preferred shares that are convertible to common shares.

Advertising Costs

Advertising costs are expensed as incurred.

Adoption of New Accounting Standards

In March 2022, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2022-02, "Financial Instruments – Credit Losses (Topic 326), Troubled Debt Restructurings and

Vintage Disclosures" ("ASU 2022-02"). ASU 2022-02 eliminates the accounting guidance for troubled debt restructurings ("TDRs") in ASC 310-40, "Receivables — Troubled Debt Restructurings by Creditors" for entities that have adopted the current expected credit loss ("CECL") model introduced by ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" (ASU 2016-13"). ASU 2022-02 also requires that public business entities disclose current-period gross charge-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20, "Financial Instruments — Credit Losses — Measured at Amortized Cost". The Company adopted ASU 2022-02 effective January 1, 2023 on a prospective basis. Adoption of ASU 2022-02 did not have a material impact on the Company's consolidated financial statements. See Note 4 – Loans and Allowance for Credit Losses for new disclosures required by ASU 2022-02.

In December 2023, the FASB issued Accounting Standards Update ("ASU") 2023-07, "Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures" ("ASU 2023-07"). ASU 2023-07 Requires public entities to disclose significant segment expenses, an amount and description for other segment items, the title and position of the entity's chief operating decision maker ("CODM") and an explanation of how the CODM uses the reported measures of profit or loss to assess segment performance, and, on an interim basis, certain segment related disclosures that previously were required only on an annual basis. ASU 2023-07 also clarifies that entities with a single reportable segment are subject to both new and existing segment reporting requirements and that an entity is permitted to disclose multiple measures of segment profit or loss, provided that certain criteria are met. ASU 2023-07 is effective for the Company for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-07 effective December 31, 2024. Adoption of ASU 2023-07 did not have a material impact on the Company's consolidated financial statements. See Note 24 – Business Segment Information for new disclosures required by ASU 2023-07.

Newly Issued, But Not Yet Effective Accounting Standards

In December 2023, the FASB issued Accounting Standards Update 2023-09, "Income Taxes (Topic 740), Improvements to Income Tax Disclosures" ("ASU 2023-09"). ASU 2023-09 requires public entities to disclose in their rate reconciliation table additional categories of information about federal, state and foreign income taxes and to provide more details about the reconciling items in some categories if items meet a quantitative threshold. ASU 2023-09 also requires all entities to disclose income taxes paid, net of refunds, disaggregated by federal, state and foreign taxes for annual periods and to disaggregate the information by jurisdiction based on a quantitative threshold, among other things. ASU 2023-09 is effective for the Company for fiscal years beginning after December 15, 2024 with early adoption permitted. The Company will update its income tax disclosures upon adoption.

In November 2024, the FASB issued Accounting Standards Update 2024-03, "Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40)" ("ASU 2024-03"). ASU 2024-03 requires public entities to provide disaggregated disclosures, in the notes to the financial statements, of certain categories of expenses that are included in expense line items on the face of the income statement. ASU 2024-03 is effective for the Company for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company will update its expense disclosures upon adoption.

NOTE 2 — ACQUISITIONS AND DIVESTITURES

<u>Isometric Technologies Inc.</u>

On December 1, 2024, the Company acquired Isometric Technologies Inc. ("ISO"), a freight technology company engaged in providing service and performance scoring and benchmarking capabilities to the over-the-road trucking industry.

A summary of the estimated fair values of assets acquired, consideration transferred, and the resulting goodwill is as follows:

(Dollars in thousands)	
Assets acquired:	
Intangible assets — capitalized software	$ 1,680
Intangible assets — customer relationship	60
Intangible assets — other	20
Fair value of net assets acquired	$ 1,760
Consideration:	
Cash paid	$10,000
Goodwill	$ 8,240

The Company has recognized goodwill of $8,240,000, which was calculated as the excess of the fair value of consideration exchanged as compared to the fair value of identifiable net assets acquired and was allocated to the Company's Intelligence segment. The goodwill in this acquisition resulted from expected synergies between our Factoring, Payments, and Intelligence segments and progress towards the development of data products to be offered to the freight brokerage community. The goodwill will be deducted for tax purposes. The initial accounting for the acquisition has not been completed because the fair values of the assets acquired have not yet been finalized.

The intangible assets recognized include a capitalized software intangible asset with an acquisition date fair value of $1,680,000 which will be amortized on a straight-line basis over its four year estimated useful life, a customer relationship intangible asset with an acquisition date fair value of $60,000 which will be amortized utilizing an accelerated method over its four year estimated useful life, and a trade name intangible asset with an acquisition date fair value of $20,000 which will be amortized on a straight-line basis over its one year estimated useful life.

Revenue and earnings of ISO since the acquisition date have not been disclosed as the acquired company was merged into the Company and separate financial information is not readily available.

Expenses related to the acquisition totaling $324,000 were recorded in professional fees in the consolidated statements of income during the year ended December 31, 2024.

Equipment Loan Sale

During the year ended December 31, 2022, the Company made the decision to sell a portfolio of equipment loans for cash consideration. The sale closed on June 23, 2022. A summary of the carrying amount of the assets sold and the gain on sale is as follows:

(Dollars in thousands)	
Equipment loans	$191,167
Accrued interest receivable	$ 1,587
Assets sold	$192,754
Cash consideration	$197,454
Return of premium liability	$ (708)
Total consideration	$196,746
Transaction costs	$ 73
Gain on sale, net of transaction costs	$ 3,919

The associated agreement contains a provision that in the event that a sold loan is prepaid in full prior to the due date of the final scheduled contractual payment, the Company will return a pro-rata portion of the premium calculated as of the date of such prepayment in full. As this transaction qualified as a sale of a group of entire financial assets, management must recognize, as proceeds, any assets obtained and liabilities incurred. Thus, management recorded a $708,000 liability for the potential return of premium measured at fair value as of the date of close. Management has elected the fair value option to account for the liability. It is recorded in other liabilities in the Company's Consolidated Balance Sheet and is marked to fair value through earnings at each reporting period and its balance was not significant at December 31, 2024 or 2023.

The gain on sale, net of transaction costs, was included in net gains (losses) on sale of loans in the Company's Consolidated Statements of Income and was allocated to the Banking segment.

Factored Receivable Disposal Group

On June 30, 2022 and September 6, 2022, the Company entered into and closed two separate agreements to sell two separate portfolios of factored receivables. A summary of the carrying amounts of the assets and liabilities sold and the gains on sale are as follows:

(Dollars in thousands)	June 30, 2022	September 6, 2022	Total
Factored receivables	$67,888	$20,131	$88,019
Accrued interest and fee income	—	17	17
Assets held for sale	$67,888	$20,148	$88,036
Customer reserve noninterest bearing deposits	$ 9,682	$ 1,149	$10,831
Liabilities held for sale	$ 9,682	$ 1,149	$10,831
Net assets sold	$58,206	$18,999	$77,205
Cash consideration	$66,292	$19,054	$85,346
Revenue share asset	5,210	1,027	6,237
Total consideration	$71,502	$20,081	$91,583
Transaction costs	82	49	131
Gain on sale, net of transaction costs	$13,214	$ 1,033	$14,247

The June 30, 2022 agreement contains a revenue share provision that entitles the Company to an amount equal to fifteen percent of the future gross monthly revenue of the clients associated with the sold factored receivable portfolio. As this transaction qualified as a sale of a group of entire financial assets, management recognized, as proceeds, the assets obtained and liabilities incurred. Thus, management recorded a $5,210,000 asset for the contractual right to receive future cash flows from a third party measured at fair value as of the date of close. This is a financial asset for which management elected the fair value option. It is recorded in other assets in the Company's Consolidated Balance Sheet and is marked to fair value through earnings at each reporting period.

The September 6, 2022 agreement contains a revenue share provision that entitles the Company to an amount equal to a range of fifteen to twenty percent, depending on client, of the future gross monthly revenue of the clients associated with the sold factored receivable portfolio. As this transaction qualified as a sale of a group of entire financial assets, management recognized, as proceeds, the assets obtained and liabilities incurred. Thus, management recorded a $1,027,000 asset for the contractual right to receive future cash flows from a third party measured at fair value as of the date of close. This is a financial asset for which management elected the fair value option. It is recorded in other assets in the Company's Consolidated Balance Sheet and will be marked to fair value through earnings at each reporting period.

For further discussion of changes in the fair value of the revenue share provisions and the period end balance, see Note 16 – Fair Value Disclosures.

The gains on sale, net of transaction costs, were included in net gains (losses) on sale of loans in the Company's Consolidated Statements of Income and were allocated to the Factoring segment.

NOTE 3 — SECURITIES

Equity Securities with Readily Determinable Fair Values

The Company held equity securities with fair values of $4,445,000 and $4,488,000 at December 31, 2024 and 2023, respectively. The gross realized and unrealized gains (losses) recognized on equity securities with readily determinable fair values in noninterest income in the Company's consolidated statements of income were as follows:

(Dollars in thousands)	2024	2023	2022
Unrealized gains (losses) on equity securities still held at the reporting date	$ (43)	$62	$(313)
Realized gains (losses) on equity securities sold during the period	—	18	—
	$ (43)	$80	$(313)

Equity Securities Without Readily Determinable Fair Values

The following table summarizes the Company's investments in equity securities without readily determinable fair values:

(Dollars in thousands)	December 31, 2024	December 31, 2023
Equity Securities without readily determinable fair value, at cost	$71,807	$65,814
Upward adjustments based on observable price changes, cumulative	10,163	10,163
Equity Securities without readily determinable fair value, carrying value	$81,970	$75,977

Equity securities without readily determinable fair values include Federal Home Loan Bank and other restricted stock, which are reported separately in the Company's consolidated balance sheets. Equity securities without readily determinable fair values also include the Company's investments in the common stock of Trax Group, Inc. and Warehouse Solutions Inc., discussed below, and other investments, which are included in other assets in the Company's consolidated balance sheets.

The gross realized and unrealized gains (losses) recognized on equity securities without readily determinable fair values in noninterest income in the Company's consolidated statements of income were as follows:

	Year Ended December 31,		
(Dollars in thousands)	2024	2023	2022
Unrealized gains (losses) on equity securities still held at the reporting date	$—	$—	$10,163
Realized gains (losses) on equity securities sold during the period	534	—	—
	$534	$—	$10,163

Trax Group, Inc.

On June 22, 2023, the Company made a minority investment in Trax Group, Inc. ("Trax"), a leader in transportation spend management solutions. The investment in Trax is accounted for as an equity investment without a readily determinable fair value measured under the measurement alternative and is included in other assets in the Company's consolidated balance sheets. The Company's investment in Trax totaled $9,700,000 at December 31, 2024 and 2023 and has been allocated to the Payments segment.

Warehouse Solutions Inc.

On October 17, 2019, the Company made a minority equity investment of $8,000,000 in Warehouse Solutions Inc. ("WSI"), purchasing 8% of the common stock of WSI and receiving warrants to purchase an additional 10% of the common stock of WSI upon exercise of the warrants at a later date. WSI provides technology solutions to help reduce supply chain costs for a global client base across multiple industries.

Although the Company held less than 20% of the voting stock of WSI, the investment in common stock was initially accounted for using the equity method as the Company's representation on WSI's board of directors, which was disproportionately larger in size than the common stock investment held, demonstrated that it had significant influence over the investee.

On June 10, 2022, the Company entered into two separate agreements with WSI. First, the Company entered into an Affiliate Agreement. The Affiliate Agreement canceled the Company's outstanding warrants and modified the structure of the existing operating agreement to be consistent with TriumphPay operating as an open loop payments network. By modifying the operating agreement, the Company's Payments segment operations now have greater ability to operate in the freight shipper audit space. As a result of the Affiliate Agreement, the Company recognized a total loss on impairment of the warrants of $3,224,000, which represented the full book balance of the warrants on the date the Affiliate Agreement was executed. The impairment loss was included in other noninterest income on the Company's consolidated statements of income during the year ended December 31, 2022.

Separately, the Company also entered into an Amended and Restated Investor Rights Agreement (the "Investor Rights Agreement"). The Investor Rights Agreement eliminated the Company's representation on WSI's board of directors making the Company a completely passive investor. The Investor Rights Agreement also provided for the Company's purchase of an additional 10% of WSI's common stock for $23,000,000 raising the Company's ownership of WSI's common stock to 18%. As a passive investor, the Company no longer holds significant influence over the investee and the investment in WSI's common stock no longer qualifies for equity method accounting. The investment in WSI's common stock is now accounted for as an equity security without a readily determinable fair value measured under the measurement alternative. The measurement alternative requires the Company to remeasure its investment in the common stock of WSI only upon the execution of an orderly and observable transaction in an identical or similar instrument.

The Company's additional investment in WSI under the Investor Rights Agreement qualified as an orderly and observable transaction for an identical investment in WSI, therefore the fair value of the Company's original 8% common stock investment was required to be adjusted from $4,925,000 at March 31, 2022 to $15,088,000, resulting in a gain of $10,163,000 that was recorded in other noninterest income on the Company's consolidated statements of income during the year ended December 31, 2022. The Company's investment in WSI totaled $38,088,000 at December 31, 2024 and 2023 and has been allocated to the Payments segment.

Debt Securities

Debt securities have been classified in the financial statements as available for sale or held to maturity. The following table summarizes the amortized cost, fair value, and allowance for credit losses of debt securities and the corresponding amounts of gross unrealized gains and losses of available for sale securities recognized in accumulated other comprehensive income (loss) and gross unrecognized gains and losses of held to maturity securities:

(Dollars in thousands) December 31, 2024	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
Available for sale securities:					
Mortgage-backed securities, residential	$ 89,740	$ 89	$(5,644)	$—	$ 84,185
Asset-backed securities	907	—	(2)	—	905
State and municipal	3,154	—	(91)	—	3,063
CLO Securities	290,286	1,627	—	—	291,913
Corporate bonds	266	—	(4)	—	262
SBA pooled securities	1,305	9	(81)	—	1,233
Total available for sale securities	$385,658	$1,725	$(5,822)	$—	$381,561

(Dollars in thousands) December 31, 2024	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Held to maturity securities:				
CLO securities	$ 5,367	$—	$(2,853)	$2,514
Allowance for credit losses	(3,491)			
Total held to maturity securities, net of ACL	$ 1,876			

(Dollars in thousands) December 31, 2023	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
Available for sale securities:					
Mortgage-backed securities, residential	$ 60,411	$ 221	$(4,793)	$—	$ 55,839
Asset-backed securities	1,188	—	(18)	—	1,170
State and municipal	4,560	1	(46)	—	4,515
CLO Securities	235,484	1,137	(330)	—	236,291
Corporate bonds	268	7	—	—	275
SBA pooled securities	1,642	3	(91)	—	1,554
Total available for sale securities	$303,553	$1,369	$(5,278)	$—	$299,644

(Dollars in thousands) December 31, 2023	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Held to maturity securities:				
CLO securities	$ 6,167	$30	$(2,182)	$4,015
Allowance for credit losses	(3,190)			
Total held to maturity securities, net of ACL	$ 2,977			

The amortized cost and estimated fair value of debt securities at December 31, 2024, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale Securities		Held to Maturity Securities	
(Dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 468	$ 468	$ —	$ —
Due from one year to five years	2,183	2,134	5,367	2,514
Due from five years to ten years	49,481	49,672	—	—
Due after ten years	241,574	242,964	—	—
	293,706	295,238	5,367	2,514
Mortgage-backed securities, residential	89,740	84,185	—	—
Asset-backed securities	907	905	—	—
SBA pooled securities	1,305	1,233	—	—
	$385,658	$381,561	$5,367	$2,514

Proceeds from sales of debt securities and the associated gross gains and losses are as follows:

(Dollars in thousands)	2024	2023	2022
Proceeds	$—	$15,996	$40,163
Gross gains	—	103	2,514
Gross losses	—	—	—
Net gains and losses from calls of securities	(1)	(1)	(2)

Debt securities with a carrying amount of approximately $25,818,000 and $42,445,000 at December 31, 2024 and 2023, respectively, were pledged to secure public deposits, customer repurchase agreements, and for other purposes required or permitted by law.

Accrued interest on available for sale securities totaled $4,755,000 and $3,789,000 at December 31, 2024 and 2023, respectively, and was included in other assets in the Consolidated Balance Sheets.

The following table summarizes available for sale debt securities in an unrealized loss position for which an allowance for credit losses has not been recorded, aggregated by investment category and length of time that individual securities have been in a continuous loss position:

(Dollars in thousands) December 31, 2024	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for sale securities:						
Mortgage-backed securities, residential ...	$32,124	$(641)	$35,340	$(5,003)	$67,464	$(5,644)
Asset-backed securities	—	—	905	(2)	905	(2)
State and municipal	355	(5)	2,356	(86)	2,711	(91)
CLO Securities	—	—	—	—	—	—
Corporate bonds	262	(4)	—	—	262	(4)
SBA pooled securities	—	—	876	(81)	876	(81)
Total available for sale securities	$32,741	$(650)	$39,477	$(5,172)	$72,218	$(5,822)

(Dollars in thousands) December 31, 2023	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for sale securities:						
Mortgage-backed securities, residential ...	13,157	(312)	32,885	(4,481)	46,042	(4,793)
Asset-backed securities	1,170	(18)	—	—	1,170	(18)
State and municipal	975	(13)	2,424	(33)	3,399	(46)
CLO Securities	2,576	(13)	42,735	(317)	45,311	(330)
Corporate bonds	—	—	—	—	—	—
SBA pooled securities	216	(9)	1,059	(82)	1,275	(91)
Total available for sale securities	$18,094	$(365)	$79,103	$(4,913)	$97,197	$(5,278)

Management evaluates available for sale debt securities in unrealized loss positions to determine whether the impairment is due to credit-related factors or noncredit-related factors. Consideration is given to (1) the extent to which the fair value is less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the security for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2024, the Company had 85 available for sale debt securities in an unrealized loss position without an allowance for credit losses. Management does not have the intent to sell any of these securities and believes that it is more likely than not that the Company will not have to sell any such securities before a recovery of cost. The fair value is expected to recover as the securities approach their maturity date or repricing date or if market yields for such investments decline. Accordingly, as of December 31, 2024, management believes that the unrealized losses detailed in the previous table are due to noncredit-related factors, including changes in interest rates and other market conditions, and therefore no losses have been recognized in the Company's consolidated statements of income.

The following table presents the activity in the allowance for credit losses for held to maturity debt securities:

(Dollars in thousands)	Year Ended December 31,		
Held to Maturity CLO Securities	2024	2023	2022
Allowance for credit losses:			
Beginning balance	$3,190	$2,444	$2,082
Credit loss expense (benefit)	301	746	362
Allowance for credit losses ending balance	$3,491	$3,190	$2,444

The Company's held to maturity securities are investments in the unrated subordinated notes of collateralized loan obligation funds. These securities are the junior-most in securitization capital structures, and are subject to suspension of distributions if the credit of the underlying loan portfolios deteriorates materially. The ACL on held to maturity securities is estimated at each measurement date on a collective basis by major security type. At December 31, 2024 and 2023, the Company's held to maturity securities consisted of three investments in the subordinated notes of collateralized loan obligation ("CLO") funds. Expected credit losses for these securities are estimated using a discounted cash flow methodology which considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. Ultimately, the realized cash flows on CLO securities such as these will be driven by a variety of factors, including credit performance of the underlying loan portfolio, adjustments to the portfolio by the asset manager, and the timing of a potential call. As of December 31, 2024, $4,073,000 of the Company's held to maturity securities were classified as nonaccrual.

NOTE 4 — LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans Held for Sale

The following table presents loans held for sale:

(Dollars in thousands)	December 31, 2024	December 31, 2023
1-4 family residential	$1,167	$1,230
Commercial	5	6
Total loans held for sale	$1,172	$1,236

Loans Held for Investment and Allowance for Credit Losses

The following table presents the amortized cost and unpaid principal for loans held for investment:

	December 31, 2024			December 31, 2023		
(Dollars in thousands)	Amortized Cost	Unpaid Principal	Difference	Amortized Cost	Unpaid Principal	Difference
Commercial real estate	$ 777,689	$ 777,980	$ (291)	$ 812,704	$ 813,623	$ (919)
Construction, land development, land	203,804	204,268	(464)	136,720	137,209	(489)
1-4 family residential properties . . .	154,020	153,711	309	125,916	126,096	(180)
Farmland	56,366	56,450	(84)	63,568	63,728	(160)
Commercial	1,119,245	1,120,551	(1,306)	1,170,365	1,176,243	(5,878)
Factored receivables	1,204,510	1,208,486	(3,976)	1,116,654	1,119,544	(2,890)
Consumer	8,000	8,005	(5)	8,326	8,328	(2)
Mortgage warehouse	1,023,326	1,023,326	—	728,847	728,847	—
Total	4,546,960	$4,552,777	$(5,817)	4,163,100	$4,173,618	$(10,518)
Allowance for credit losses . . .	(40,714)			(35,219)		
	$4,506,246			$4,127,881		

The difference between the amortized cost and unpaid principal balance is due to (1) premiums and discounts associated with acquired loans totaling $2,689,000 and $6,861,000 at December 31, 2024 and 2023, respectively, and (2) net deferred origination and factoring fees totaling $3,128,000 and $3,657,000 at December 31, 2024 and 2023, respectively.

Accrued interest on loans, which is excluded from the amortized cost of loans held for investment, totaled $36,838,000 and $30,686,000 at December 31, 2024 and 2023, respectively, and was included in other assets in the Consolidated Balance Sheets.

As of December 31, 2024, most of the Company's non-factoring business activity is with customers located within certain states. The states of Texas (22%), Illinois (12%), Colorado (10%), and Iowa (4%), make up 48% of the Company's gross loans, excluding factored receivables. Therefore, the Company's exposure to credit risk is affected by changes in the economies in these states. At December 31, 2023, the states of Texas (17%), Colorado (15%), Illinois (12%), and Iowa (6%) made up 50% of the Company's gross loans, excluding factored receivables.

A majority (97%) of the Company's factored receivables, representing approximately 26% of the total loan portfolio as of December 31, 2024, are transportation receivables. At December 31, 2023, 97% of our factored receivables, representing approximately 26% of our total loan portfolio, were transportation receivables.

At December 31, 2024 and 2023, the Company had $267,891,000 and $253,492,000, respectively, of customer reserves associated with factored receivables which are held to settle any payment disputes or collection shortfalls, may be used to pay customers' obligations to various third parties as directed by the customer and are periodically released to or withdrawn by customers. Customer reserves are reported as deposits in the consolidated balance sheets.

At December 31, 2024 and 2023 the balance of the Over-Formula Advance Portfolio, acquired from Transport Financial Solutions during 2020, included in factored receivables was $1,429,000 and $3,151,000, respectively.

These amounts were fully reserved at both dates. During the year ended December 31, 2023, new adverse developments with one of the two remaining Over-Formula Advance clients caused the Company to charge-off the entire Over-Formula Advance amount due from that client. This resulted in a net charge-off of $3,330,000; however, this net charge-off had no impact on credit loss expense as the entire amount had been reserved in a prior period. In accordance with the Agreement reached with Covenant, Covenant reimbursed the Company for $1,665,000 of this charge-off.

As of December 31, 2024 the Company carried a separate receivable (the "Misdirected Payments") payable by the United States Postal Service ("USPS") arising from accounts factored to the largest Over-Formula Advance Portfolio carrier. The balance of such Misdirected Payments, net of customer reserves, was $19,361,000 at December 31, 2024. This amount is separate from the acquired Over-Formula Advances. The amounts represented by this receivable were paid by the USPS directly to such customer in contravention of notices of assignment delivered to, and previously honored by, the USPS, which amount was then not remitted back to us by such customer as required. The USPS disputes their obligation to make such payment, citing purported deficiencies in the notices delivered to them. We are a party to litigation in the United States Court of Federal Claims against the USPS seeking a ruling that the USPS was obligated to make the payments represented by this receivable directly to us. Based on our legal analysis and discussions with our counsel advising us on this matter, we continue to believe it is probable that we will prevail in such action and that the USPS will have the capacity to make payment on such receivable. Consequently, we have not reserved for such balance as of December 31, 2024.

Loans with carrying amounts of $1,744,145,000 and $1,588,532,000 at December 31, 2024 and 2023, respectively, were pledged to secure Federal Home Loan Bank borrowing capacity and Federal Reserve Bank discount window borrowing capacity.

Allowance for Credit Losses

The Company's estimate of the ACL reflects losses expected over the remaining contractual life of the assets. The contractual term does not consider extensions, renewals or modifications. The activity in the allowance for credit losses ("ACL") related to loans held for investment is as follows:

(Dollars in thousands) Year ended December 31, 2024	Beginning Balance	Credit Loss Expense (Benefit)	Charge-offs	Recoveries	Ending Balance
Commercial real estate	$ 6,030	$ (1,749)	$ (831)	$ 375	$ 3,825
Construction, land development, land	965	1,907	—	1	2,873
1-4 family residential properties	927	544	(72)	5	1,404
Farmland	442	(56)	—	—	386
Commercial	14,060	13,443	(6,218)	134	21,419
Factored receivables	11,896	3,812	(7,186)	1,078	9,600
Consumer	171	408	(483)	89	185
Mortgage warehouse	728	294	—	—	1,022
	$35,219	$18,603	$(14,790)	$1,682	$40,714

(Dollars in thousands) Year ended December 31, 2023	Beginning Balance	Credit Loss Expense (Benefit)	Charge-offs	Recoveries	Ending Balance
Commercial real estate	$ 4,459	$ 1,593	$ (108)	$ 86	$ 6,030
Construction, land development, land	1,155	(195)	—	5	965
1-4 family residential properties	838	82	(5)	12	927
Farmland	483	(41)	—	—	442
Commercial	15,918	7,712	(9,804)	234	14,060
Factored receivables	19,121	2,961	(10,997)	811	11,896
Consumer	175	44	(563)	515	171
Mortgage warehouse	658	70	—	—	728
	$42,807	$12,226	$(21,477)	$1,663	$35,219

(Dollars in thousands) Year ended December 31, 2022	Beginning Balance	Provision	Charge-offs	Recoveries	Ending Balance
Commercial real estate	$ 3,961	$ 546	$ (108)	$ 60	$ 4,459
Construction, land development, land	827	323	—	5	1,155
1-4 family residential properties	468	363	—	7	838
Farmland	562	(79)	—	—	483
Commercial	14,485	2,713	(2,205)	925	15,918
Factored receivables	20,915	3,045	(5,853)	1,014	19,121
Consumer	226	239	(435)	145	175
Mortgage warehouse	769	(111)	—	—	658
	$42,213	$7,039	$(8,601)	$2,156	$42,807

The increase in required ACL during the year ended December 31, 2024 is a function of net charge-offs of $13,108,000 and credit loss expense of $18,603,000.

The decrease in required ACL during the year ended December 31, 2023 is a function of net charge-offs of $19,814,000 and credit loss expense of $12,226,000.

The Company uses the discounted cash flow (DCF) method to estimate ACL for the commercial real estate, construction, land development, land, 1-4 family residential, commercial (excluding liquid credit), and consumer loan pools. For all loan pools utilizing the DCF method, the Company utilizes and forecasts national unemployment as a loss driver. The Company also utilizes and forecasts either one-year percentage change in national retail sales (commercial real estate – non multifamily, commercial general, commercial agriculture, commercial asset-based lending, commercial equipment finance, consumer), one-year percentage change in the national home price index (1-4 family residential and construction, land development, land), or one-year percentage change in national gross domestic product (commercial real estate – multifamily) as a second loss driver depending on the nature of the underlying loan pool and how well that loss driver correlates to expected future losses. Consistent forecasts of the loss drivers are used across the loan segments. The Company also forecasts prepayments speeds for use in the DCF models with higher prepayment speeds resulting in lower required ACL levels and vice versa for shorter prepayment speeds. These assumed prepayment speeds are based upon our historical prepayment speeds by loan type adjusted for the expected impact of the current interest rate environment. Generally, the impact of these assumed prepayment speeds is lesser in magnitude than the aforementioned loss driver assumptions.

For all DCF models at December 31, 2024, the Company has determined that four quarters represents a reasonable and supportable forecast period and reverts back to a historical loss rate over eight quarters on a straight-line basis. The Company leverages economic projections from a reputable and independent third party to inform its loss driver forecasts over the four-quarter forecast period. Other internal and external indicators of economic forecasts are also considered by the Company when developing the forecast metrics. At December 31, 2024 as compared to December 31, 2023, the Company forecasted slightly higher unemployment and slightly lower one-year percentage change in the national home price index. The Company forecasted a modest increase in one-year percentage change in national retail sales while forecasted GDP was virtually unchanged. At December 31, 2024 for national unemployment, the Company projected a relatively low percentage in the first quarter followed by a gradual rise in the following three quarters. For percentage change in national retail sales, the Company projected a small increase in the first two projected quarters followed by a decline to negative levels over the last two projected quarters to a level below recent actual periods. For percentage change in national home price index, the Company projected a positive increase in the first projected quarter followed by a steep drop to negative levels for the remaining three quarters with such negative levels peaking in the fourth projected quarter. For percentage change in national gross domestic product, management projected low growth in the first two projected quarters followed by contraction in the last two projected quarters. At December 31, 2024, the Company made no adjustments to its historical prepayment speeds given the uncertain direction of the interest rate environment in the macro economy.

The Company uses a loss-rate method to estimate expected credit losses for the farmland, liquid credit, factored receivable, and mortgage warehouse loan pools. For each of these loan segments, the Company applies an expected loss ratio based on internal and peer historical losses adjusted as appropriate for qualitative factors. Qualitative loss factors are based on the Company's judgment of company, market, industry or business specific data, changes in underlying loan composition of specific portfolios, trends relating to credit quality, delinquency, non-performing and adversely rated loans, and reasonable and supportable forecasts of economic conditions. Loss factors used to calculate the required ACL on pools that use the loss-rate method reflect the forecasted economic conditions described above.

For the year ended December 31, 2024, changes in projected loss drivers and prepayment assumptions over the reasonable and supportable forecast period increased the required ACL by $3,178,000, and changes in the loan volume and mix of our portfolio had an insignificant impact on the required ACL. Specific reserves increased by $2,433,000. Net charge-offs during the period were $13,108,000.

The following table presents the amortized cost basis of collateral dependent loans, which are individually evaluated to determine expected credit losses, and the related ACL allocated to these loans:

(Dollars in thousands) December 31, 2024	Real Estate	Accounts Receivable	Equipment	Other	Total	ACL Allocation
Commercial real estate	$30,042	$ —	$ —	$ 4,211	$ 34,253	$ 28
Construction, land development, land	2,410	—	—	—	2,410	—
1-4 family residential	810	—	—	—	810	47
Farmland	1,870	—	73	53	1,996	—
Commercial	2,196	—	52,364	18,819	73,379	9,294
Factored receivables	—	32,773	—	—	32,773	3,993
Consumer	—	—	—	116	116	—
Mortgage warehouse	—	—	—	—	—	—
Total	$37,328	$32,773	$52,437	$23,199	$145,737	$13,362

Commercial loans secured by Other collateral primarily consist of large liquid credit loans secured by the underlying enterprise values of the borrowers.

At December 31, 2024 the balance of the Over-Formula Advance Portfolio included in factored receivables was $1,429,000 and was fully reserved. At December 31, 2024 the balance of Misdirected Payments, net of customer reserves, included in factored receivables was $19,361,000 and carried no ACL allocation.

(Dollars in thousands) December 31, 2023	Real Estate	Accounts Receivable	Equipment	Other	Total	ACL Allocation
Commercial real estate	$2,518	$ —	$ —	$ —	$ 2,518	$ 777
Construction, land development, land	—	—	—	—	—	—
1-4 family residential	1,156	—	—	22	1,178	113
Farmland	291	—	—	677	968	—
Commercial	920	—	18,259	21,772	40,951	3,322
Factored receivables	—	39,577	—	—	39,577	6,717
Consumer	—	—	—	133	133	—
Mortgage warehouse	—	—	—	—	—	—
Total	$4,885	$39,577	$18,259	$22,604	$85,325	$10,929

At December 31, 2023 the balance of the Over-Formula Advance Portfolio included in factored receivables was $3,151,000 and was fully reserved. At December 31, 2023 the balance of Misdirected Payments, net of customer reserves, included in factored receivables was $19,361,000 and carried no ACL allocation.

Past Due and Nonaccrual Loans

The following tables present an aging of contractually past due loans:

(Dollars in thousands) December 31, 2024	Past Due 30-59 Days	Past Due 60-90 Days	Past Due 90 Days or More	Total Past Due	Current	Total	Past Due 90 Days or More Still Accruing
Commercial real estate	$ 840	$ 3,404	$10,363	$ 14,607	$ 763,082	$ 777,689	$ —
Construction, land development, land	—	2,410	—	2,410	201,394	203,804	—
1-4 family residential properties	1,188	631	229	2,048	151,972	154,020	—
Farmland	601	140	150	891	55,475	56,366	—
Commercial	7,525	16,150	51,437	75,112	1,044,133	1,119,245	—
Factored receivables	24,828	4,193	24,718	53,739	1,150,771	1,204,510	24,718
Consumer	33	11	—	44	7,956	8,000	—
Mortgage warehouse	—	—	—	—	1,023,326	1,023,326	—
	$35,015	$26,939	$86,897	$148,851	$4,398,109	$4,546,960	$24,718

(Dollars in thousands) December 31, 2023	Past Due 30-59 Days	Past Due 60-90 Days	Past Due 90 Days or More	Total Past Due	Current	Total	Past Due 90 Days or More Still Accruing
Commercial real estate	$ —	$ 74	$ 1,369	$ 1,443	$ 811,261	$ 812,704	$ —
Construction, land development, land	—	—	—	—	136,720	136,720	—
1-4 family residential properties	680	639	309	1,628	124,288	125,916	—
Farmland	173	—	—	173	63,395	63,568	—
Commercial	4,585	4,699	5,423	14,707	1,155,658	1,170,365	—
Factored receivables	32,177	6,438	26,332	64,947	1,051,707	1,116,654	26,332
Consumer	44	96	31	171	8,155	8,326	—
Mortgage warehouse	—	—	—	—	728,847	728,847	—
	$37,659	$11,946	$33,464	$83,069	$4,080,031	$4,163,100	$26,332

At December 31, 2024 and 2023, total past due Over-Formula Advances recorded in factored receivables was $1,429,000 and $3,151,000, respectively, all of which was considered past due 90 days or more. At December 31, 2024 and 2023, the Misdirected Payments, net of customer reserves, totaled $19,361,000, all of which was considered past due 90 days or more. Given the nature of factored receivables, these assets are disclosed as past due 90 days or more still accruing; however, the Company is not recognizing income on the assets. Historically, any income recognized on factored receivables that are past due 90 days or more has not been material.

The following table presents the amortized cost basis of loans on nonaccrual status and the amortized cost basis of loans on nonaccrual status for which there was no related allowance for credit losses:

	December 31, 2024		December 31, 2023	
(Dollars in thousands)	Total Nonaccrual	Nonaccrual With No ACL	Total Nonaccrual	Nonaccrual With No ACL
Commercial real estate	$11,254	$10,481	$ 2,447	$ 190
Construction, land development, land	2,410	2,410	—	—
1-4 family residential	810	763	1,178	1,028
Farmland	1,996	1,996	968	968
Commercial	73,437	45,405	40,951	33,188
Factored receivables	—	—	—	—
Consumer	116	116	133	133
Mortgage warehouse	—	—	—	—
	$90,023	$61,171	$45,677	$35,507

The following table presents accrued interest on nonaccrual loans reversed through interest income:

	Year Ended December 31,		
(Dollars in thousands)	2024	2023	2022
Commercial real estate	$—	$ 17	$—
Construction, land development, land	2	—	2
1-4 family residential	5	8	1
Farmland	13	57	—
Commercial	194	105	28
Factored receivables	—	—	—
Consumer	—	4	—
Mortgage warehouse	—	—	—
	$214	$191	$ 31

There was no interest earned on nonaccrual loans during the years ended December 31, 2024, 2023, and 2022.

The following table presents information regarding nonperforming loans:

(Dollars in thousands)	December 31, 2024	December 31, 2023
Nonaccrual loans	$ 90,023	$45,677
Factored receivables greater than 90 days past due ..	23,289	23,181
	$113,312	$68,858

Credit Quality Information

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt, including: current collateral and financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk on a regular basis. Large groups of smaller balance homogeneous loans, such as consumer loans, are analyzed primarily based on payment status. The Company uses the following definitions for risk ratings:

Pass – Pass rated loans have low to average risk and are not otherwise classified.

Classified – Classified loans are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the repayment of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected. Certain classified loans have the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable.

Management considers the guidance in ASC 310-20 when determining whether a modification, extension, or renewal of loan constitutes a current period origination. As of December 31, 2024 and 2023, based on the most recent analysis performed, the risk category of loans is as follows:

(Dollars in thousands) December 31, 2024	2024	2023	Year of Origination 2022	2021	2020	Prior	Revolving Loans	Revolving Loans Converted To Term Loans	Total
Commercial real estate									
Pass	$ 212,265	$ 77,836	$ 48,149	$ 79,860	$ 90,460	$28,579	$ 87,634	$125	$ 624,908
Classified	6,283	116,794	—	9,591	659	19,454	—	—	152,781
Total commercial real estate	$ 218,548	$194,630	$ 48,149	$ 89,451	$ 91,119	$48,033	$ 87,634	$125	$ 777,689
YTD gross charge-offs	$ —	$ —	$ 352	$ 425	$ 54	$ —	$ —	$—	$ 831
Construction, land development, land									
Pass	$ 126,504	$ 67,977	$ 850	$ 950	$ 257	$ 178	$ 4,678	$—	$ 201,394
Classified	—	—	—	—	—	2,410	—	—	2,410
Total construction, land development, land	$ 126,504	$ 67,977	$ 850	$ 950	$ 257	$ 2,588	$ 4,678	$—	$ 203,804
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$—	$ —
1-4 family residential									
Pass	$ 45,087	$ 19,836	$ 13,458	$ 17,192	$ 6,326	$18,287	$ 32,144	$302	$ 152,632
Classified	113	626	100	204	—	254	91	—	1,388
Total 1-4 family residential	$ 45,200	$ 20,462	$ 13,558	$ 17,396	$ 6,326	$18,541	$ 32,235	$302	$ 154,020
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 72	$ —	$—	$ 72
Farmland									
Pass	$ 14,914	$ 6,077	$ 8,726	$ 4,334	$ 6,472	$12,866	$ 898	$ 73	$ 54,360
Classified	68	53	1,503	—	11	371	—	—	2,006
Total farmland	$ 14,982	$ 6,130	$ 10,229	$ 4,334	$ 6,483	$13,237	$ 898	$ 73	$ 56,366
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$—	$ —
Commercial									
Pass	$ 325,712	$125,419	$ 81,599	$ 28,177	$ 8,249	$ 8,686	$442,362	$221	$1,020,425
Classified	6,659	56,378	12,365	6,275	6,680	3	10,460	—	98,820
Total commercial	$ 332,371	$181,797	$ 93,964	$ 34,452	$ 14,929	$ 8,689	$452,822	$221	$1,119,245
YTD gross charge-offs	$ 934	$ 1,540	$ 2,209	$ 452	$ 579	$ 153	$ 351	$—	$ 6,218
Factored receivables									
Pass	$1,170,308	$ —	$ —	$ —	$ 1,429	$ —	$ —	$—	$1,171,737
Classified	13,412	—	—	—	19,361	—	—	—	32,773
Total factored receivables	$1,183,720	$ —	$ —	$ —	$ 20,790	$ —	$ —	$—	$1,204,510
YTD gross charge-offs	$ 5,628	$ 1,558	$ —	$ —	$ —	$ —	$ —	$—	$ 7,186
Consumer									
Pass	$ 4,242	$ 1,710	$ 587	$ 312	$ 203	$ 720	$ 110	$—	$ 7,884
Classified	16	—	3	63	—	34	—	—	116
Total consumer	$ 4,258	$ 1,710	$ 590	$ 375	$ 203	$ 754	$ 110	$—	$ 8,000
YTD gross charge-offs	$ —	$ 457	$ 20	$ 5	$ —	$ 1	$ —	$—	$ 483
Mortgage warehouse									
Pass	$1,023,326	$ —	$ —	$ —	$ —	$ —	$ —	$—	$1,023,326
Classified	—	—	—	—	—	—	—	—	—
Total mortgage warehouse	$1,023,326	$ —	$ —	$ —	$ —	$ —	$ —	$—	$1,023,326

(Dollars in thousands) December 31, 2024	2024	2023	Year of Origination 2022	2021	2020	Prior	Revolving Loans	Revolving Loans Converted To Term Loans	Total
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$—	$ —
Total loans									
Pass	$2,922,358	$298,855	$153,369	$130,825	$113,396	$69,316	$567,826	$721	$4,256,666
Classified	26,551	173,851	13,971	16,133	26,711	22,526	10,551	—	290,294
Total loans	$2,948,909	$472,706	$167,340	$146,958	$140,107	$91,842	$578,377	$721	$4,546,960
YTD gross charge-offs	$ 6,562	$ 3,555	$ 2,581	$ 882	$ 633	$ 226	$ 351	$—	$ 14,790

(Dollars in thousands) December 31, 2023	2023	2022	Year of Origination 2021	2020	2019	Prior	Revolving Loans	Revolving Loans Converted To Term Loans	Total
Commercial real estate									
Pass	$ 244,388	$119,169	$ 98,484	$116,078	$16,351	$34,724	$ 88,547	$159	$ 717,900
Classified	91,456	665	1,630	1,016	37	—	—	—	94,804
Total commercial real estate	$ 335,844	$119,834	$100,114	$117,094	$16,388	$34,724	$ 88,547	$159	$ 812,704
YTD gross charge-offs	$ 108	$ —	$ —	$ —	$ —	$ —	$ —	$—	$ 108
Construction, land development, land									
Pass	$ 91,557	$ 34,683	$ 1,668	$ 2,996	$ 2,928	$ 276	$ 2,612	$—	$ 136,720
Classified	—	—	—	—	—	—	—	—	—
Total construction, land development, land	$ 91,557	$ 34,683	$ 1,668	$ 2,996	$ 2,928	$ 276	$ 2,612	$—	$ 136,720
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$—	$ —
1-4 family residential									
Pass	$ 22,637	$ 16,336	$ 19,542	$ 7,229	$ 2,462	$20,950	$ 35,373	$174	$ 124,703
Classified	296	1	99	—	40	590	187	—	1,213
Total 1-4 family residential	$ 22,933	$ 16,337	$ 19,641	$ 7,229	$ 2,502	$21,540	$ 35,560	$174	$ 125,916
YTD gross charge-offs	$ 5	$ —	$ —	$ —	$ —	$ —	$ —	$—	$ 5
Farmland									
Pass	$ 13,140	$ 13,628	$ 5,586	$ 7,876	$ 2,296	$18,542	$ 1,359	$155	$ 62,582
Classified	677	—	—	18	86	205	—	—	986
Total farmland	$ 13,817	$ 13,628	$ 5,586	$ 7,894	$ 2,382	$18,747	$ 1,359	$155	$ 63,568
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$—	$ —
Commercial									
Pass	$ 269,496	$196,731	$ 79,125	$ 61,440	$24,583	$10,476	$472,269	$370	$1,114,490
Classified	27,547	19,441	5,462	3,291	24	80	30	—	55,875
Total commercial	$ 297,043	$216,172	$ 84,587	$ 64,731	$24,607	$10,556	$472,299	$370	$1,170,365
YTD gross charge-offs	$ 100	$ 4,619	$ 4,493	$ 499	$ 44	$ 49	$ —	$—	$ 9,804
Factored receivables									
Pass	$1,075,428	$ —	$ —	$ 3,151	$ —	$ —	$ —	$—	$1,078,579
Classified	18,714	—	—	19,361	—	—	—	—	38,075
Total factored receivables	$1,094,142	$ —	$ —	$ 22,512	$ —	$ —	$ —	$—	$1,116,654
YTD gross charge-offs	$ 5,374	$ 2,293	$ —	$ 3,330	$ —	$ —	$ —	$—	$ 10,997
Consumer									
Pass	$ 4,141	$ 1,442	$ 593	$ 406	$ 83	$ 1,488	$ 40	$—	$ 8,193
Classified	19	—	83	1	—	30	—	—	133
Total consumer	$ 4,160	$ 1,442	$ 676	$ 407	$ 83	$ 1,518	$ 40	$—	$ 8,326

(Dollars in thousands) December 31, 2023	2023	2022	Year of Origination 2021	2020	2019	Prior	Revolving Loans	Revolving Loans Converted To Term Loans	Total
YTD gross charge-offs	$ 519	$ 25	$ 12	$ 3	$ —	$ 4	$ —	$—	$ 563
Mortgage warehouse									
Pass	$ 728,847	$ —	$ —	$ —	$ —	$ —	$ —	$—	$ 728,847
Classified	—	—	—	—	—	—	—	—	—
Total mortgage warehouse	$ 728,847	$ —	$ —	$ —	$ —	$ —	$ —	$—	$ 728,847
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$—	$ —
Total loans									
Pass	$2,449,634	$381,989	$204,998	$199,176	$48,703	$86,456	$600,200	$858	$3,972,014
Classified	138,709	20,107	7,274	23,687	187	905	217	—	191,086
Total loans	$2,588,343	$402,096	$212,272	$222,863	$48,890	$87,361	$600,417	$858	$4,163,100
YTD gross charge-offs	$ 6,106	$ 6,937	$ 4,505	$ 3,832	$ 44	$ 53	$ —	$—	$ 21,477

Loan Modifications to Borrowers Experiencing Financial Difficulty

In an effort to mitigate potential losses on loans, the Company will endeavor to work with borrowers experiencing financial difficulty to modify the terms of such loans to improve the likelihood of principal repayment. Such modifications generally fall into four broad categories; principal forgiveness, interest rate reduction, other-than-insignificant payment delay, or a term extension. Modifications can reflect one or multiple modification categories. For all loan types, including commercial real estate loans, the Company considers the likelihood of repayment by the borrower experiencing financial difficulty under the potential agreed upon modified terms. If such repayment is not deemed likely, the Company will not grant the troubled borrower a modification and will commence ultimate collection proceedings. On an ongoing basis, the Company monitors the performance of modified loans related to their restructured terms.

The following tables present the amortized cost basis at the end of the reporting period and the financial effect of loan modifications made to borrowers experiencing financial difficulty:

(Dollars in thousands)	Term Extension		Financial Effect
	Amortized Cost	% of Portfolio	Term Extended By
Year Ended December 31, 2024			
Commercial real estate	$27,178	3.5%	0.5 years
Commercial	9,067	0.8%	0.7 years
Consumer	16	0.2%	6.1 years
	$36,261	0.8%	
Year Ended December 31, 2023			
Commercial real estate	$ 415	0.1%	1.1 years
1-4 family residential	271	0.2%	0.5 years
Farmland	604	1.0%	0.5 years
Commercial	1,548	0.1%	1.5 years
	$ 2,838	0.1%	

	Payment Delay		
			Financial Effect
(Dollars in thousands)	Amortized Cost	% of Portfolio	Payments Delayed By
Year Ended December 31, 2023			
Commercial	$22,547	1.9%	0.6 years
	$22,547	0.5%	

	Term Extension and Rate Reduction				
				Financial Effect	
				Interest Rate Reduced	
(Dollars in thousands)	Amortized Cost	% of Portfolio	Term Extended By	From	To
Year Ended December 31, 2024					
Commercial real estate	$ 139	— %	1.0 years	12.5%	10.0%
	$ 139	— %			
Year Ended December 31, 2023					
Commercial real estate	$83,349	10.3%	0.5 years	10.1%	5.1%
Commercial	496	— %	0.3 years	10.5%	9.5%
	$83,845	2.0%			

	Payment Delay and Rate Reduction				
				Financial Effect	
				Interest Rate Reduced	
(Dollars in thousands)	Amortized Cost	% of Portfolio	Payments Delayed By	From	To
Year Ended December 31, 2024					
Commercial real estate	$23,000	3.0%	0.7 years	8.7%	6.0%
	$23,000	0.5%			
Year Ended December 31, 2023					
Commercial real estate	$23,001	2.8%	0.8 years	9.4%	6.0%
	$23,001	0.6%			

	Term Extension and Principal Forgiveness			
			Financial Effect	
(Dollars in thousands)	Amortized Cost	% of Portfolio	Term Extended By	Principal Forgiven
Year Ended December 31, 2024				
Commercial	$4,128	0.4%	1.8 years	$507
	$4,128	0.1%		

	Term Extension and Payment Delay			
			Financial Effect	
(Dollars in thousands)	Amortized Cost	% of Portfolio	Term Extended By	Payments Delayed By
Year Ended December 31, 2024				
Commercial	$488	— %	0.7 years	0.7 years
	$488	— %		

Generally, if a loan to a borrower experiencing financial difficulty is modified, the Company will seek to obtain credit enhancements when possible.

The following table presents the payment status of loans that have been modified in the last twelve months:

	December 31, 2024			
(Dollars in thousands)	Current	Past Due 30-89 Days	Past Due 90 Days or More	Total
Commercial real estate	$50,317	$—	$—	$50,317
Commercial	13,684	—	—	13,684
Consumer	16	—	—	16
	$64,017	$—	$—	$64,017

At December 31, 2024, the Company had $4,939,000 of commitments to lend additional funds to borrowers experiencing financial difficulty for which the Company modified the terms of the loans in the form of principal forgiveness, an interest rate reduction, an other-than-insignificant payment delay, or a term extension during the current period.

There were $1,771,000 of commercial loans to a borrower experiencing financial difficulty that had a payment default during the year ended December 31, 2024 and were modified in the form of a payment delay in the twelve months prior to that default. There were no loans to borrowers experiencing financial difficulty that had a payment default during the year ended December 31, 2023 and were modified in the twelve months prior to that default. Default is determined at 90 or more days past due, upon charge-off, or upon foreclosure. Modified loans in default are individually evaluated for the allowance for credit losses or if the modified loan is deemed uncollectible, the loan, or a portion of the loan, is written off and the allowance for credit losses is adjusted accordingly.

Residential Real Estate Loans In Process of Foreclosure

At December 31, 2024 and 2023, the Company had no 1-4 family residential real estate loans for which formal foreclosure proceedings were in process.

NOTE 5 — OTHER REAL ESTATE OWNED

Other real estate owned activity was as follows:

	Years Ended December 31,		
(Dollars in thousands)	2024	2023	2022
Beginning balance	$ 37	$—	$ 524
Loans transferred to OREO	621	37	47
Net OREO gains (losses) and valuation adjustments	(66)	—	(133)
Sales of OREO	(592)	—	(438)
Ending balance	$ —	$ 37	$ —

NOTE 6 — PREMISES AND EQUIPMENT

Premises and Equipment

Premises and equipment consisted of the following:

(Dollars in thousands)	December 31, 2024	December 31, 2023
Land	$ 22,091	$ 13,080
Buildings	102,514	58,282
Leasehold improvements	40,394	39,499
Automobiles and aircraft	30,076	22,966
Furniture, fixtures and equipment	42,281	40,814
	237,356	174,641
Accumulated depreciation	(76,619)	(61,184)
	$160,737	$113,457

Depreciation expense was $15,510,000, $13,801,000 and $13,302,000 for the years ended December 31, 2024, 2023, and 2022, respectively.

Leases

The Company leases certain premises and equipment under operating leases. At December 31, 2024 and 2023, the Company had lease liabilities totaling $29,449,000 and $32,311,000, respectively, and right-of-use assets totaling $26,555,000 and $29,527,000, respectively, related to these leases. Lease liabilities and right-of-use assets are reflected in other liabilities and other assets, respectively. For the years ended December 31, 2024 and 2023, the weighted average remaining lease term for operating leases was 6.09 and 6.6 years, respectively, and the weighted average discount rate used in the measurement of operating lease liabilities was 3.1% and 3.0%, respectively.

Lease costs were as follows:

	Year Ended December 31,		
(Dollars in thousands)	2024	2023	2022
Operating lease cost	$5,450	$5,294	$4,242
Short-term lease cost	598	460	—
Variable lease cost	20	145	880
Total lease cost	$6,068	$5,899	$5,122

There were no sale and leaseback transactions, leveraged leases, or lease transactions with related parties during the year ended December 31, 2024. At December 31, 2024, the Company did not have any leases that had not yet commenced, but will create significant rights and obligations for the Company.

A maturity analysis of operating lease liabilities and reconciliation of the undiscounted cash flows to the total operating lease liability is as follows:

(Dollars in thousands)	December 31, 2024
Lease payments due:	
Within one year	$ 6,724
After one but within two years	5,815
After two but within three years	5,207
After three but within four years	4,395
After four but within five years	4,199
After five years	6,377
Total undiscounted cash flows	32,717
Discount on cash flows	(3,268)
Total lease liability	$29,449

Lessor Operating Leases

On March 20, 2024, the Company purchased a building in Dallas, TX that will be the future headquarters for Triumph Financial. The Company currently leases space in the building to tenants under operating leases for which the terms vary, including certain provisions to extend the lease term, options for early terminations subject to specified penalties, and other terms and conditions as negotiated.

The Company's leases are not complex; therefore there were no significant assumptions or judgements made as part of the determination of whether the contracts contained a lease or the allocation of consideration in the contracts between lease and non-lease components.

The table below shows the Company's revenue from operating leases, which is included in other non-interest income in the Company's consolidated statements of income.

	Year Ended December 31,		
(Dollars in thousands)	2024	2023	2022
Fixed payments	$2,833	$—	$—
Variable payments	1,222	—	—
Amortization of intangibles included in lease income	(75)	—	—
Total lease income	$3,980	$—	$—

The table below shows a maturity analysis of lease payments due to the Company under these operating leases as of December 31, 2024:

(Dollars in thousands)	December 31, 2024
Lease payments due:	
Within one year	$ 2,180
After one but within two years	2,164
After two but within three years	1,636
After three but within four years	1,536
After four but within five years	1,495
After five years	4,476
Total	$13,487

NOTE 7 — GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets consist of the following:

(Dollars in thousands)	December 31, 2024	December 31, 2023
Goodwill	$241,949	$233,709

	December 31, 2024			December 31, 2023		
(Dollars in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangibles	$43,578	$(40,310)	$ 3,268	$43,578	$(38,084)	$ 5,494
Software intangible asset	18,612	(15,168)	3,444	16,932	(10,935)	5,997
Customer relationship intangibles	30,014	(23,053)	6,961	29,954	(19,901)	10,053
Other intangible assets	5,627	(3,041)	2,586	3,498	(1,396)	2,102
	$97,831	$(81,572)	$16,259	$93,962	$(70,316)	$23,646

The changes in goodwill and intangible assets by operating segment during the year are as follows:

(Dollars in thousands) December 31, 2024	Banking	Factoring	Payments	Intelligence	Total Segments	Corporate and Other	Total
Beginning balance	$113,346	$59,161	$84,748	$ —	$257,255	$ 100	$257,355
Acquired goodwill	—	—	—	8,240	8,240	—	8,240
Acquired intangibles	—	—	—	1,760	1,760	2,920	4,680
Amortization of intangibles	(2,372)	(1,490)	(6,763)	—	(10,625)	(1,367)	(11,992)
Amortization of intangibles included in lease income	—	—	—	—	—	(75)	(75)
Ending balance	$110,974	$57,671	$77,985	$10,000	$256,630	$ 1,578	$258,208

(Dollars in thousands) December 31, 2023	Banking	Factoring	Payments	Intelligence	Total Segments	Corporate and Other	Total
Beginning balance	$116,296	$60,982	$88,389	$—	$265,667	$100	$265,767
Acquired intangibles	—	—	3,042	—	3,042	—	3,042
Amortization of intangibles	(2,950)	(1,821)	(6,683)	—	(11,454)	—	(11,454)
Ending balance	$113,346	$59,161	$84,748	$—	$257,255	$100	$257,355

(Dollars in thousands) December 31, 2022	Banking	Factoring	Payments	Intelligence	Total Segments	Corporate and Other	Total
Beginning balance	$119,306	$63,275	$94,275	$—	$276,856	$—	$276,856
Acquired goodwill - measurement period adjustment	—	—	(18)	—	(18)	—	(18)
Acquired intangibles	751	—	—	—	751	100	851
Amortization of intangibles	(3,761)	(2,293)	(5,868)	—	(11,922)	—	(11,922)
Ending balance	$116,296	$60,982	$88,389	$—	$265,667	$100	$265,767

Impairment exists when a reporting unit's carrying value of goodwill exceeds its fair value. The Company assesses goodwill for impairment at its reporting units that contain goodwill, Banking, Factoring, Payments, and Intelligence. A qualitative goodwill impairment test was performed on the Company's reporting units as of October 1, 2024 which indicated that it was more likely than not that the fair value of the reporting units exceeded their Carrying value, resulting in no impairment.

After performing an impairment test of intangible assets during the years ended December 31, 2024, 2023, and 2022, it was determined that no indicators of impairment were present and thus, no intangible asset impairment charge was recorded.

Except for software intangible assets that are amortized utilizing a straight line method, material acquired intangible assets are being amortized utilizing an accelerated method over their estimated useful lives. The useful lives of the Company's intangible assets range from 4 to 11 years.

The future amortization schedule for the Company's intangible assets with finite lives is as follows:

(Dollars in thousands)

2025	$ 6,656
2026	3,623
2027	2,249
2028	1,420
2029	616
Thereafter	844
	$15,408

Amortization schedule excludes $851,000 of indefinite lived intangible assets.

NOTE 8 — VARIABLE INTEREST ENTITIES

Collateralized Loan Obligation Funds — Closed

The Company holds investments in the subordinated notes of the following closed Collateralized loan Obligation ("CLO") funds:

(Dollars in thousands)	Offering Date	Offering Amount
Trinitas CLO IV, LTD (Trinitas IV)	June 2, 2016	$406,650
Trinitas CLO V, LTD (Trinitas V)	September 22, 2016	$409,000
Trinitas CLO VI, LTD (Trinitas VI)	June 20, 2017	$717,100

The net carrying amounts of the Company's investments in the subordinated notes of the CLO funds, which represent the Company's maximum exposure to loss as a result of its involvement with the CLO funds, totaled $1,876,000 and $2,977,000 at December 31, 2024 and 2023, respectively, and are classified as held to maturity securities within the Company's consolidated balance sheets.

The Company performed a consolidation analysis to confirm whether the Company was required to consolidate the assets, liabilities, equity or operations of the closed CLO funds in its financial statements. The Company concluded that the closed CLO funds are variable interest entities and that the Company holds variable interests in the entities in the form of its investments in the subordinated notes of the entities. However, the Company also concluded that the Company does not have the power to direct the activities that most significantly impact the entities' economic performance. As a result, the Company is not the primary beneficiary and therefore is not required to consolidate the assets, liabilities, equity or operations of the CLO funds in the Company's financial statements.

NOTE 9 — DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to certain risk arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its assets and liabilities and the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company's derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company's known or expected cash receipts and its known or expected cash payments principally related to the Company's interest bearing deposits.

The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Beginning in June 2020, such derivatives were used to hedge the variable cash flows associated with interest bearing deposits.

The Company discontinues hedge accounting when it determines that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item, the derivative is settled or terminated, or treatment of the derivative as a hedge is no longer appropriate or intended. During the year ended December 31, 2022, the Company terminated its single derivative with a notional value totaling $200,000,000, resulting in a termination value of $9,316,000. During the year ended December 31, 2022, the Company reclassified $465,000 into earnings through interest expense in the consolidated statements of income. On May 4, 2022, the Company terminated the hedged funding, incurring a termination fee of $732,000, which was recognized through interest expense in the consolidated statements of income, and reclassified the remaining $8,851,000 unrealized gain on the terminated derivative into earnings through other noninterest income in the consolidated statements of income.

The following table presents the pre-tax impact of the terminated cash flow hedge on AOCI:

(Dollars in thousands)	Year Ended December 31, 2022
Unrealized gains on terminated hedges	
Beginning Balance	$ —
Unrealized gains arising during the period	9,316
Reclassification adjustments for amortization of unrealized (gains) into net income	(9,316)
Ending Balance	$ —

TRIUMPH FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company did not have any derivative financial instruments at December 31, 2024 and 2023.

The table below presents the effect of fair value and cash flow hedge accounting on Accumulated Other Comprehensive Income, net of tax:

(Dollars in thousands)	Amount of Gain or (Loss) Recognized in OCI on Derivative	Amount of Gain or (Loss) Recognized in OCI Included Component	Location of Gain or (Loss) Recognized from AOCI into Income	Amount of Gain or (Loss) Reclassified from AOCI into Income	Amount of Gain or (Loss) Reclassified from AOCI into Income Included Component
Year Ended December 31, 2022 Derivatives in cash flow hedging relationships: Interest rate swaps	$2,398	$2,398	Interest Expense	$7,103	$7,103

NOTE 10 — DEPOSITS

Deposits are summarized as follows:

(Dollars in thousands)	December 31, 2024	December 31, 2023
Noninterest-bearing demand	$1,964,457	$1,632,022
Interest-bearing demand	697,949	757,455
Individual retirement accounts	43,937	52,195
Money market	629,610	568,772
Savings	515,545	555,047
Certificates of deposit	232,232	265,525
Brokered time deposits	490,650	146,458
Other brokered deposits	246,440	4
Total deposits	$4,820,820	$3,977,478

At December 31, 2024, scheduled maturities of time deposits, including certificates of deposits, individual retirement accounts and brokered time deposits, are as follows:

(Dollars in thousands)	December 31, 2024
Within one year	$740,247
After one but within two years	17,792
After two but within three years	5,643
After three but within four years	1,837
After four but within five years	1,300
Total	$766,819

Time deposits, including individual retirement accounts, certificates of deposit, and brokered time deposits, with individual balances of $250,000 and greater totaled $60,190,000 and $66,172,000 at December 31, 2024 and 2023, respectively.

NOTE 11 — BORROWINGS AND BORROWING CAPACITY

Customer Repurchase Agreements

Customer repurchase agreements are overnight customer sweep arrangements. Information concerning customer repurchase agreements is summarized as follows:

(Dollars in thousands)	December 31, 2024	December 31, 2023
Amount outstanding at end of the year	$—	$ —
Weighted average interest rate at end of the year	— %	— %
Average daily balance during the year	$—	$ 723
Weighted average interest rate during the year	— %	0.03%
Maximum month-end balance during the year	$—	$3,208

FHLB Advances

FHLB advances are collateralized by assets, including a blanket pledge of certain loans. FHLB advances and weighted average interest rates at end of period by contractual maturity are summarized as follows:

	Variable Rate	
(Dollars in thousands)	Balance Outstanding	Weighted Average Interest Rate
2027	$30,000	4.79%

Information concerning FHLB advances is summarized as follows:

(Dollars in thousands)	December 31, 2024	December 31, 2023
Amount outstanding at end of the year	$ 30,000	$255,000
Weighted average interest rate at end of the year	4.79%	5.65%
Average daily balance during the year	$120,369	$194,795
Weighted average interest rate during the year	5.38%	5.30%
Maximum month-end balance during the year	$280,000	$530,000

The Company's unused borrowing capacity with the FHLB is as follows:

(Dollars in thousands)	December 31, 2024	December 31, 2023
Borrowing capacity	$849,134	$ 842,016
Borrowings outstanding	(30,000)	(255,000)
Unused borrowing capacity	$819,134	$ 587,016

Paycheck Protection Program Liquidity Facility ("PPPLF")

The PPPLF is a lending facility offered by the Federal Reserve Banks to facilitate lending to small businesses under the Paycheck Protection Program. Borrowings under the PPPLF are secured by Paycheck Protection Program Loans ("PPP loans") guaranteed by the Small Business Administration ("SBA") and mature at the same time as the PPP Loan pledged to secure the extension of credit. The maturity dates of the borrowings are accelerated if the underlying PPP Loan goes into default and the Company sells the PPP Loan to the SBA to realize on the SBA guarantee or if the Company receives any loan forgiveness reimbursement from the SBA for the underlying PPP Loan. The Company's PPPLF borrowings were repaid during January 2022 and there were no PPPLF borrowings outstanding at December 31, 2024, and 2023, and 2022.

Federal Funds Purchased

The Company had no federal funds purchased at December 31, 2024 and 2023. However, as of December 31, 2024, the Company had unsecured federal funds lines of credit with seven unaffiliated banks totaling $227,500,000.

Federal Reserve Bank Discount Window

The Company has entered into agreements with the Federal Reserve Bank of Dallas to borrow from its discount window. The Company had no Federal Reserve Bank discount window borrowings outstanding at December 31, 2024 and 2023. At December 31, 2024, the Company had $546,418,000 of unused borrowing capacity from the Federal Reserve Bank discount window, to which the Company pledged loans with an outstanding balance of $894,294,000.

Subordinated Notes

On November 27, 2019, the Company issued $39,500,000 of Fixed-to-Floating Rate Subordinated Notes due 2029 (the "2019 Notes"). The 2019 Notes initially incurred interest at 4.875% per annum, payable semi-annually in arrears, to, but excluding, November 27, 2024. The 2019 Notes were redeemed on November 27, 2024 at a redemption price equal to the outstanding principal amount of the 2019 Notes plus accrued and unpaid interest to, but excluding, the date of redemption.

On August 26, 2021, the Company issued $70,000,000 of Fixed-to-Floating Rate Subordinated Notes due 2031 (the "2021 Notes"). The 2021 Notes initially bear interest at 3.500% per annum, payable semi-annually in arrears, to, but excluding, September 1, 2026, and, thereafter and to, but excluding, the maturity date or earlier redemption, interest shall be payable quarterly in arrears, at an annual floating rate equal to a benchmark rate, initially three-month SOFR, as determined for the applicable quarterly period, plus 2.860%. The Company may, at its option, beginning on September 1, 2026 and on any scheduled interest payment date thereafter, redeem the 2021 Notes, in whole or in part, at a redemption price equal to the outstanding principal amount of the 2021 Notes to be redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

The Subordinated Notes are included on the consolidated balance sheets as liabilities at their carrying values; however, for regulatory purposes, the $69,662,000 and $108,678,000 carrying value of these obligations at December 31, 2024 and 2023, respectively, were eligible for inclusion in Tier 2 regulatory capital. Issuance costs related to the Subordinated Notes have been netted against the subordinated notes liability on the balance sheet. The debt issuance costs are being amortized using the effective interest method through maturity and recognized as a component of interest expense.

The Subordinated Notes are subordinated in right of payment to the Company's existing and future senior indebtedness and are structurally subordinated to the Company's subsidiaries' existing and future indebtedness and other obligations.

Junior Subordinated Debentures

The following provides a summary of the Company's junior subordinated debentures:

(Dollars in thousands)	Face Value	Carrying Value	Maturity Date	Variable Interest Rate	Interest Rate At December 31, 2024
National Bancshares Capital Trust II	$15,464	$13,784	September 2033	Three Month SOFR + 3.26%	7.62%
National Bancshares Capital Trust III . . .	17,526	13,881	July 2036	Three Month SOFR + 1.64%	6.56%
ColoEast Capital Trust I	5,155	3,922	September 2035	Three Month SOFR + 1.86%	6.19%
ColoEast Capital Trust II	6,700	5,052	March 2037	Three Month SOFR + 2.05%	6.38%
Valley Bancorp Statutory Trust I	3,093	2,937	September 2032	Three Month SOFR + 3.66%	7.99%
Valley Bancorp Statutory Trust II	3,093	2,776	July 2034	Three Month SOFR + 3.01%	7.36%
	$51,031	$42,352			

These debentures are unsecured obligations due to trusts that are unconsolidated subsidiaries. The debentures were issued in conjunction with the trusts' issuances of obligated capital securities. The trusts used the proceeds from the issuances of their capital securities to buy floating rate junior subordinated deferrable interest debentures that bear the same interest rate and terms as the capital securities. These debentures are the trusts' only assets and the interest payments from the debentures finance the distributions paid on the capital securities. These debentures rank junior and are subordinate in the right of payment to all other debt of the Company.

As part of the purchase accounting adjustments made with the National Bancshares, Inc. acquisition on October 15, 2013, the ColoEast acquisition on August 1, 2016, and the Valley acquisition on December 9, 2017, the Company adjusted the carrying value of the junior subordinated debentures to fair value as of the respective acquisition dates. The discount on the debentures will continue to be amortized through maturity and recognized as a component of interest expense.

The debentures may be called by the Company at par plus any accrued but unpaid interest. Interest on the debentures is calculated quarterly. The distribution rate payable on the capital securities is cumulative and payable quarterly in arrears. The Company has the right to defer payments on interest on the debentures at any time by extending the interest payment period for a period not exceeding 20 consecutive quarters with respect to each deferral period, provided that no extension period may extend beyond the redemption or maturity date of the debentures.

The debentures are included on the consolidated balance sheet as liabilities; however, for regulatory purposes, the carrying value of these obligations are eligible for inclusion in Tier I regulatory capital, subject to certain limitations. All of the carrying value of $42,352,000 and $41,740,000 was allowed in the calculation of Tier I regulatory capital as of December 31, 2024 and 2023, respectively.

NOTE 12 — EMPLOYEE BENEFIT PLANS

401(k) Plan

The Company sponsors a 401(k) benefit plan that allows employee contributions up to the maximum tax-deferred limitations established by the Internal Revenue Code, which are matched by the Company equal to 100% of the first 4% of the compensation contributed. Expense related to the 401(k) matching contributions for the years ended December 31, 2024, 2023, and 2022 was $5,115,000, $4,320,000 and $3,569,000, respectively.

NOTE 13 — INCOME TAXES

Income tax expense consisted of the following:

	Years Ended December 31,		
(Dollars in thousands)	2024	2023	2022
Income tax expense:			
Current	$ 9,162	$ 5,195	$36,472
Deferred	(4,760)	6,549	(1,828)
Change in valuation allowance for deferred tax asset	(24)	(10)	49
Income tax expense	$ 4,378	$11,734	$34,693

Effective tax rates differ from federal statutory rates applied to income before income taxes due to the following:

	Years Ended December 31,		
(Dollars in thousands)	2024	2023	2022
Tax provision computed at federal statutory rate	$ 4,298	$11,091	$28,771
Effect of:			
State taxes, net	1,417	1,920	4,849
Stock-based compensation	(168)	(2,661)	(369)
Non-deductible executive compensation	562	1,943	1,510
Non-deductible meals and entertainment	887	808	441
Federal tax credits	(835)	(835)	(372)
Bank-owned life insurance	(138)	(78)	(89)
Change in valuation allowance for deferred tax asset	(24)	(10)	49
Other	(1,621)	(444)	(97)
Income tax expense	$ 4,378	$11,734	$34,693

Deferred income taxes reflect the net tax effects of temporary differences between the recorded amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

(Dollars in thousands)	2024	2023
Deferred tax assets		
Federal net operating loss carryforwards	$ 4,727	$ 5,562
State net operating loss carryforwards	1,432	1,502
Stock-based compensation	5,132	3,658
Unrealized loss on securities available for sale	985	936
Allowance for credit losses	11,538	10,098
Accrued liabilities	5,949	5,362
Lease liability	6,939	7,620
Qualified research expenses	9,251	5,365
Other	919	1,229
Total deferred tax assets	46,872	41,332
Deferred tax liabilities		
Goodwill and intangible assets	10,633	10,328
Fair value adjustment on junior subordinated debentures	1,970	2,103
Premises and equipment	12,228	10,220
Lease right-of-use asset	6,320	6,988
Equity securities without readily determinable fair value	1,669	1,661
Other	178	915
Total deferred tax liabilities	32,998	32,215
Net deferred tax asset before valuation allowance	13,874	9,117
Valuation allowance	(293)	(317)
Net deferred tax asset	$13,581	$ 8,800

The Company's federal and state net operating loss carryforwards as of December 31, 2024 were $22,509,000 and $24,685,000, respectively, which will expire at various dates from 2031 through 2035, with the exception of $12,668,000 of net operating loss carryforwards that will not expire. The Company has a valuation allowance on certain net operating loss carryforwards that are not expected to be realized before expiration.

The Company's federal and state net operating loss carryforwards as of December 31, 2023 were $26,484,000 and $26,220,000, respectively.

An Internal Revenue Code Section 382 ("Section 382") ownership change was triggered as part of previous acquisitions. A significant portion of the deferred tax asset relating to the Company's net operating loss carryforwards is subject to the annual limitation rules under Section 382. The utilization of tax carryforward attributes acquired from the EJ Financial Corp. (2010) acquisition is subject to an annual limitation of $341,000, with $1,985,000 of carryforwards remaining at December 31, 2024. The utilization of tax carryforward attributes acquired from the National Bancshares, Inc. (2013) acquisition is subject to an annual limitation of $2,040,000, with $7,856,000 of carryforwards remaining at December 31, 2024. The utilization of tax carryforward attributes acquired from HubTran, Inc. (2021) is subject to an annual limitation of $1,594,000, with $12,668,000 of carryforwards remaining at December 31, 2024.

The utilization of deferred tax assets related to the state net operating loss and tax credit carryforwards acquired from the ColoEast (2016) stock acquisition are subject to an annual limitation of $1,906,000 under Section 382 rules, with $2,445,000 of state carryforwards remaining at December 31, 2024.

At December 31, 2024 and 2023, the Company had no amounts recorded for uncertain tax positions and does not expect any material changes in uncertain tax benefits during the next 12 months. The Company recognizes interest and penalties related to income tax matters in income tax expense.

The Company is subject to U.S. federal income tax as well as income tax in various states. The Company is generally not subject to examination by taxing authorities for years prior to 2021.

NOTE 14 — LEGAL CONTINGENCIES

Various legal claims arise from time to time in the normal course of business which, in the opinion of management as of December 31, 2024, will have no material effect on the Company's consolidated financial statements.

NOTE 15 — OFF-BALANCE SHEET LOAN COMMITMENTS

From time to time, the Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments.

The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet financial instruments.

The contractual amounts of financial instruments with off-balance sheet risk were as follows:

	December 31, 2024			December 31, 2023		
(Dollars in thousands)	Fixed Rate	Variable Rate	Total	Fixed Rate	Variable Rate	Total
Unused lines of credit	$103,784	$486,414	$590,198	$53,822	$527,300	$581,122
Standby letters of credit	$ 16,630	$ 7,320	$ 23,950	$15,013	$ 9,356	$ 24,369
Commitments to purchase loans	$ —	$ 9,500	$ 9,500	$ —	$ 17,125	$ 17,125
Mortgage warehouse commitments	$ —	$810,913	$810,913	$ —	$895,896	$895,896

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts disclosed above do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by the Company, upon extension of credit, is based on management's credit evaluation of the customer.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third-party. In the event of nonperformance by the customer, the Company has rights to the underlying collateral, which can include commercial real estate, physical plant and property, inventory, receivables, cash and marketable securities. The credit risk to the Company in issuing standby letters of credit is essentially the same as that involved in extending loan facilities to its customers.

Commitments to purchase loans represent loans purchased by the Company that have not yet settled.

Mortgage warehouse commitments are unconditionally cancellable and represent the unused capacity on mortgage warehouse facilities the Company has approved. The Company reserves the right to refuse to buy any mortgage loans offered for sale by a customer, for any reason, at the Company's sole and absolute discretion.

The Company records an allowance for credit losses on off-balance sheet credit exposures through a charge to credit loss expense on the Company's consolidated statements of income. At December 31, 2024 and 2023, the allowance for credit losses on off balance sheet credit exposures totaled $2,701,000 and $2,838,000, respectively, and was included in other liabilities on the Company's consolidated balance sheets. The following table presents credit loss expense for off balance sheet credit exposures:

	Year Ended December 31,		
(Dollars in thousands)	2024	2023	2022
Credit loss expense (benefit)	$(137)	$(769)	$(476)

NOTE 16 — FAIR VALUE DISCLOSURES

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Assets and liabilities measured at estimated fair value on a recurring basis are summarized in the table below.

(Dollars in thousands) December 31, 2024	Fair Value Measurements Using			Total Fair Value
	Level 1	Level 2	Level 3	
Assets measured at fair value on a recurring basis				
Securities available for sale				
Mortgage-backed securities, residential	$ —	$ 84,185	$ —	$ 84,185
Asset-backed securities	—	905	—	905
State and municipal	—	3,063	—	3,063
CLO securities	—	291,913	—	291,913
Corporate bonds	—	262	—	262
SBA pooled securities	—	1,233	—	1,233
	$ —	$381,561	$ —	$381,561
Equity securities with readily determinable fair values				
Mutual fund	$4,445	$ —	$ —	$ 4,445
Loans held for sale	$ —	$ 1,172	$ —	$ 1,172
Indemnification asset	$ —	$ —	$ 679	$ 679
Revenue share asset	$ —	$ —	$2,616	$ 2,616

(Dollars in thousands) December 31, 2023	Fair Value Measurements Using			Total Fair Value
	Level 1	Level 2	Level 3	
Assets measured at fair value on a recurring basis				
Securities available for sale				
Mortgage-backed securities, residential	$ —	$ 55,839	$ —	$ 55,839
Asset-backed securities	—	1,170	—	1,170
State and municipal	—	4,515	—	4,515
CLO Securities	—	236,291	—	236,291
Corporate bonds	—	275	—	275
SBA pooled securities	—	1,554	—	1,554
	$ —	$299,644	$ —	$299,644
Equity securities with readily determinable fair values				
Mutual fund	$4,488	$ —	$ —	$ 4,488
Loans held for sale	$ —	$ 1,236	$ —	$ 1,236
Indemnification asset	$ —	$ —	$1,497	$ 1,497
Revenue share asset	$ —	$ —	$2,516	$ 2,516

There were no transfers between levels for the years ended December 31, 2024 and 2023.

The Company used the following methods and assumptions to estimate fair value of financial instruments that are measured at fair value on a recurring basis:

Securities available for sale – The estimated fair values of debt securities available for sale are determined by third-party matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs).

Equity securities with readily determinable fair values – The fair values of equity securities are determined based on quoted market prices in active markets and are classified in Level 1 of the valuation hierarchy.

Loans held for sale – The estimated fair value of loans held for sale is determined using commitments on hand from investors or prevailing market prices and are classified in Level 2 of the valuation hierarchy.

Indemnification Asset

The estimated fair value of the indemnification asset is calculated as the present value of the estimated cash payments expected to be received from Covenant for probable losses on the covered Over-Formula Advance Portfolio. The cash flows are discounted at a rate to reflect the uncertainty of the timing and receipt of the payments from Covenant. The indemnification asset is reviewed quarterly and changes to the asset are recorded as adjustments to other noninterest income within the Consolidated Statements of Income. The indemnification asset estimated fair value is considered a Level 3 classification. At December 31, 2024 and 2023, the estimated cash payments expected to be received from Covenant for probable losses on the covered Over-Formula Advance Portfolio were $715,000 and $1,575,000, respectively, and a discount rate of 5.0% and 5.0%, respectively, was applied to calculate the present value of the indemnification asset.

A reconciliation of the opening balance to the closing balance of the estimated fair value of the indemnification asset is as follows:

(Dollars in thousands)	2024	2023	2022
Beginning balance	$1,497	$ 3,896	$4,786
Indemnification asset recognized in business combination	—	—	—
Change in estimated fair value of indemnification asset recognized in earnings	(818)	(734)	(890)
Indemnification recognized	—	(1,665)	—
Ending balance	$ 679	$ 1,497	$3,896

Revenue Share Asset

On June 30, 2022 and September 6, 2022, the Company entered into and closed two separate agreements to sell two separate portfolios of factored receivables. The June 30, 2022 agreement contains revenue share provisions that entitles the Company to an amount equal to fifteen percent of the future gross monthly revenue of the clients associated with the sold factored receivable portfolio. The September 6, 2022 agreement contains revenue share provisions that entitles the Company to an amount ranging from fifteen to twenty percent, depending on the client, of the future gross monthly revenue of the clients associated with the sold factored receivable portfolio. The estimated fair value of the revenue share assets is calculated each reporting period, and changes in the estimated fair value of the revenue share assets are recorded in noninterest income in the consolidated statements of income. The revenue share asset estimated fair value is considered a Level 3 classification.

At December 31, 2024 and 2023, the estimated cash payments expected to be received from the purchaser for the Company's share of future gross monthly revenue was $3,572,000 and $3,329,000, respectively, and a discount rate of 10.0% was applied to calculate the present value of the revenue share asset. A reconciliation of the opening balance to the closing balance of the estimated fair value of the revenue share asset is as follows:

(Dollars in thousands)	2024	2023	2022
Beginning balance	$ 2,516	$ 5,515	$ —
Revenue share asset recognized	—	—	6,237
Change in estimated fair value of revenue share asset recognized in earnings	1,309	(1,743)	(62)
Revenue share payments received	(1,209)	(1,256)	(660)
Ending balance	$ 2,616	$ 2,516	$5,515

Assets measured at estimated fair value on a non-recurring basis are summarized in the table below. There were no liabilities measured at fair value on a non-recurring basis at December 31, 2024 and 2023.

(Dollars in thousands)	Fair Value Measurements Using			Total
December 31, 2024	Level 1	Level 2	Level 3	Fair Value
Collateral dependent loans				
Commercial real estate	$—	$—	$ 745	$ 745
Commercial	—	—	18,727	18,727
Factored receivables	—	—	28,780	28,780
	$ —	$ —	$48,252	$48,252

(Dollars in thousands)	Fair Value Measurements Using			Total
December 31, 2023	Level 1	Level 2	Level 3	Fair Value
Collateral dependent loans				
Commercial real estate	$—	$—	$ 1,480	$ 1,480
1-4 family residential	—	—	37	37
Commercial	—	—	20,870	20,870
Factored receivables	—	—	32,860	32,860
	$ —	$ —	$55,247	$55,247

Collateral Dependent Loans Specific Allocation of ACL

A loan is considered to be a collateral dependent loan when, based on current information and events, the Company expects repayment of the financial assets to be provided substantially through the operation or sale of the collateral and the Company has determined that the borrower is experiencing financial difficulty as of the measurement date. The ACL is measured by estimating the fair value of the loan based on the present value of expected cash flows, the market price of the loan, or the underlying estimated fair value of the loan's collateral. For real estate loans, estimated fair value of the loan's collateral is determined by third-party appraisals, which are then adjusted for the estimated selling and closing costs related to liquidation of the collateral. For this asset class, the actual valuation methods (income, sales comparable, or cost) vary based on the status of the project or property. For example, land is generally based on the sales comparable method while construction is based on the income and/or sales comparable methods. The unobservable inputs may vary depending on the individual assets with no one of the three methods being the predominant approach. The Company reviews the third-party appraisal for appropriateness and adjusts the value downward to consider selling and closing costs, which typically range from 5% to 8% of the appraised value. For non-real estate loans, estimated fair value of the loan's collateral may be determined using an appraisal, net book value per the borrower's financial statements, or aging reports, adjusted or discounted based on management's historical knowledge, changes in market conditions from the time of the valuation, and management's expertise and knowledge of the client and client's business.

The estimated fair values of the Company's financial instruments not measured at fair value on a recurring or non-recurring basis were as follows:

	December 31, 2024				
	Carrying Amount	Fair Value Measurements Using			Total Fair Value
(Dollars in thousands)		Level 1	Level 2	Level 3	
Financial assets:					
Cash and cash equivalents	$ 330,117	$330,117	$ —	$ —	$ 330,117
Securities - held to maturity	1,876	—	—	2,514	2,514
Loans not previously presented, gross ...	4,505,408	49,860	—	4,389,000	4,438,860
FHLB and other restricted stock	14,054	N/A	N/A	N/A	N/A
Accrued interest receivable	41,940	41,940	—	—	41,940
Financial liabilities:					
Deposits	4,820,820	—	4,817,208	—	4,817,208
Federal Home Loan Bank advances	30,000	—	30,000	—	30,000
Subordinated notes	69,662	—	56,643	—	56,643
Junior subordinated debentures	42,352	—	43,835	—	43,835
Accrued interest payable	9,766	9,766	—	—	9,766

	December 31, 2023				
	Carrying Amount	Fair Value Measurements Using			Total Fair Value
(Dollars in thousands)		Level 1	Level 2	Level 3	
Financial assets:					
Cash and cash equivalents	$ 286,635	$286,635	$ —	$ —	$ 286,635
Securities - held to maturity	2,977	—	—	4,015	4,015
Loans not previously presented, gross ...	4,107,853	105,145	—	3,944,193	4,049,338
FHLB and other restricted stock	14,278	N/A	N/A	N/A	N/A
Accrued interest receivable	34,597	34,597	—	—	34,597
Financial liabilities:					
Deposits	3,977,478	—	3,971,391	—	3,971,391
Federal Home Loan Bank advances	255,000	—	255,000	—	255,000
Subordinated notes	108,678	—	90,084	—	90,084
Junior subordinated debentures	41,740	—	43,072	—	43,072
Accrued interest payable	7,429	7,429	—	—	7,429

For those financial instruments not previously described, the following methods and assumptions were used by the Company in estimating the fair values of financial instruments as disclosed herein:

Cash and Cash Equivalents

For financial instruments with a shorter term or with no stated maturity, prevailing market rates, and limited credit risk, the carrying amounts approximate fair value and are considered a Level 1 classification.

Securities held to maturity

The estimated fair values of the Company's investments in the subordinated notes of Trinitas IV, Trinitas V, and Trinitas VI classified as securities held to maturity are determined based on the securities' discounted projected future cash flows (net present value), resulting in a Level 3 classification.

<u>Loans</u>

Loans include loans held for investment, excluding collateral dependent loans previously described above. For variable rate loans that reprice frequently and have no significant changes in credit risk, excluding previously presented collateral dependent loans measured at estimated fair value on a non-recurring basis, fair values are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flow analyses. The discount rates used to determine the estimated fair value of loans use interest rate spreads that reflect factors such as liquidity, credit, and nonperformance risk of the loans. These loans are considered a Level 3 classification.

The fair values of commercial loans in the Company's liquid credit portfolio are determined based on quoted market prices in active markets and are considered a Level 1 classification.

<u>FHLB and other restricted stock</u>

FHLB and other restricted stock is restricted to member banks and there are restrictions placed on its transferability. As a result, the estimated fair value of FHLB and other restricted stock was not practicable to determine.

<u>Deposits</u>

The estimated fair values disclosed for demand deposits and non-maturity transaction accounts are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts) and are considered a Level 2 classification. Estimated fair values for fixed rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of aggregated expected monthly maturities on time deposits resulting in a Level 2 classification.

<u>Federal Home Loan Bank advances</u>

The Company's FHLB advances have variable rates or a maturity of less than three months and therefore estimated fair value materially approximates carrying value and is considered a Level 2 classification.

<u>Subordinated notes</u>

The subordinated notes were valued based on quoted market prices, but due to limited trading activity for the subordinated notes in these markets, the subordinated notes are considered a Level 2 classification.

<u>Junior subordinated debentures</u>

The junior subordinated debentures were valued by discounting future cash flows using current interest rates for similar financial instruments, resulting in a Level 2 classification.

<u>Accrued Interest Receivable and Accrued Interest Payable</u>

The carrying amounts of accrued interest receivable and accrued interest payable approximate their fair values given the short-term nature of the receivables and are considered a Level 1 classification.

TRIUMPH FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 — RELATED-PARTY TRANSACTIONS

In the ordinary course of business, we have granted loans to executive officers, directors, and their affiliates were as follows:

(Dollars in thousands)	Years Ended December 31,	
	2024	2023
Beginning balance	$ 49,141	$ —
New loans and advances	2,200	49,583
Repayments and sales	(51,341)	(442)
Ending balance	$ —	$49,141

At December 31, 2024 and 2023, there were no loans to executive officers, directors, or their affiliates that were considered non-performing or potential problem loans.

Deposits from executive officers, directors, and their affiliates at December 31, 2024 and 2023 were $146,473,000 and $162,868,000, respectively.

NOTE 18 — REGULATORY MATTERS

The Company (on a consolidated basis) and TBK Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's or TBK Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and TBK Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and TBK Bank to maintain minimum amounts and ratios (set forth in the table below) of total, common equity Tier 1, and Tier 1 capital to risk weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2024, the Company and TBK Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2024, TBK Bank's capital ratios exceeded those levels necessary to be categorized as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," TBK Bank must maintain minimum total risk based, common equity Tier 1 risk based, Tier 1 risk based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since December 31, 2024 that management believes have changed TBK Bank's category.

The actual capital amounts and ratios for the Company and TBK Bank are presented in the following table:

(Dollars in thousands)	Actual		Minimum for Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2024						
Total capital (to risk weighted assets)						
Triumph Financial, Inc.	$802,192	15.2%	$421,400	8.0%	N/A	N/A
TBK Bank, SSB	$784,157	15.0%	$419,480	8.0%	$524,350	10.0%
Tier 1 capital (to risk weighted assets)						
Triumph Financial, Inc.	$688,025	13.1%	$316,050	6.0%	N/A	N/A
TBK Bank, SSB	$742,989	14.2%	$314,610	6.0%	$419,480	8.0%
Common equity Tier 1 capital (to risk weighted assets)						
Triumph Financial, Inc.	$600,673	11.4%	$237,037	4.5%	N/A	N/A
TBK Bank, SSB	$742,989	14.2%	$235,957	4.5%	$340,827	6.5%
Tier 1 capital (to average assets)						
Triumph Financial, Inc.	$688,025	12.0%	$228,843	4.0%	N/A	N/A
TBK Bank, SSB	$742,989	13.0%	$228,726	4.0%	$285,907	5.0%
As of December 31, 2023						
Total capital (to risk weighted assets)						
Triumph Financial, Inc.	$806,667	16.7%	$385,370	8.0%	N/A	N/A
TBK Bank, SSB	$758,656	15.9%	$382,508	8.0%	$478,135	10.0%
Tier 1 capital (to risk weighted assets)						
Triumph Financial, Inc.	$661,833	13.7%	$289,027	6.0%	N/A	N/A
TBK Bank, SSB	$725,383	15.2%	$286,881	6.0%	$382,508	8.0%
Common equity Tier 1 capital (to risk weighted assets)						
Triumph Financial, Inc.	$575,093	11.9%	$216,770	4.5%	N/A	N/A
TBK Bank, SSB	$725,383	15.2%	$215,161	4.5%	$310,787	6.5%
Tier 1 capital (to average assets)						
Triumph Financial, Inc.	$661,833	12.6%	$209,518	4.0%	N/A	N/A
TBK Bank, SSB	$725,383	13.9%	$209,406	4.0%	$261,758	5.0%

As permitted by the interim final rule issued on March 27, 2020 by the federal banking regulatory agencies, the Company elected the option to delay the estimated impact on regulatory capital of ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments", which was effective January 1, 2020. The initial impact of adoption of ASU 2016-13 as well as 25% of the quarterly increases in the allowance for credit losses subsequent to adoption of ASU 2016-13 (collectively the "transition adjustments") was delayed for two years. After two years, the cumulative amount of the transition adjustments became fixed and will be phased out of the regulatory capital calculations evenly over a three year period, with 75% recognized in year three, 50% recognized in year four, and 25% recognized in year five. After five years, the temporary regulatory capital benefits will be fully reversed.

Dividends paid by TBK Bank are limited to, without prior regulatory approval, current year earnings and earnings less dividends paid during the preceding two years.

The capital conservation buffer set forth by the Basel III regulatory capital framework was 2.5% at December 31, 2024 and 2023. The capital conservation buffer is designed to absorb losses during periods of economic stress and requires increased capital levels for the purpose of capital distributions and other payments. Failure to meet the full amount of the buffer will result in restrictions on the Company's ability to make capital distributions, including dividend payments and stock repurchases, and to pay discretionary bonuses to executive officers. At December 31, 2024, the Company's and TBK Bank's risk based capital exceeded the required capital conservation buffer.

NOTE 19 — STOCKHOLDERS' EQUITY

The following summarizes the Company's capital structure.

Preferred Stock Series C

		December 31,		
(Dollars in thousands, except per share amounts)		2024		2023
Shares authorized		51,750		51,750
Shares issued		45,000		45,000
Shares outstanding		45,000		45,000
Par value per share	$	0.01	$	0.01
Liquidation preference per share	$	1,000	$	1,000
Liquidation preference amount	$	45,000	$	45,000
Dividend rate		7.125%		7.125%
Dividend payment dates		Quarterly		Quarterly

On June 19, 2020, the Company issued 45,000 shares of 7.125% Series C Fixed-Rate Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share, with a liquidation preference of $1,000 per share through an underwritten public offering of 1,800,000 depositary shares, each representing a 1/40th ownership interest in a share of the Series C Preferred Stock. Total gross proceeds from the preferred stock offering were $45,000,000. Net proceeds after underwriting discounts and offering expenses were $42,364,000. The net proceeds will be used for general corporate purposes.

Series C Preferred Stockholders are entitled to quarterly cash dividends accruing at the rate per annum of 7.125% beginning September 30, 2020, applied to the liquidation preference value of the stock. Any dividends not paid shall not accumulate but will be waived and not payable by the Company. Payments of dividends are subject to declaration by the board of the Company. The Series C Preferred Stock is not redeemable by the holder and is senior to the Company's common stock. The Series C Preferred stock may be redeemed in whole or in part by the Company at liquidation value (i) on any dividend payment date on or after June 30, 2025 or (ii) within 90 days following a regulatory capital treatment event (as defined in the Statement of Designation), subject to regulatory approval.

Common Stock

(Dollars in thousands, except per share amounts)	December 31,	
	2024	2023
Shares authorized	50,000,000	50,000,000
Shares issued	29,121,213	28,986,255
Treasury shares	(5,729,802)	(5,683,841)
Shares outstanding	23,391,411	23,302,414
Par value per share	$ 0.01	$ 0.01

Stock Repurchase Program

On February 7, 2022, the Company announced that its board of directors had authorized the Company to repurchase up to $50,000,000 of its outstanding common stock. During the year ended December 31, 2022, the Company purchased 709,795 shares into treasury stock under the Company's stock repurchase program at an average price of $70.41, for a total of $50,000,000, completing the stock repurchase program.

On May 23, 2022, the Company announced that its board of directors had authorized the Company to repurchase up to an additional $75,000,000 of its outstanding common stock. On November 7, 2022 the repurchase authorization was increased to $100,000,000 in connection with the commencement of a modified "Dutch auction" tender offer (the "Tender Offer"). In December 2022, the Company repurchased 408,615 shares of its common stock in the Tender Offer at a price of $58.00 per share, for an aggregate cost of $24,772,000, including fees and expenses related to the tender offer of $1,072,000.

On February 1, 2023, the Company entered into an accelerated share repurchase ("ASR") agreement to repurchase $70,000,000 of the Company's common stock. The ASR was part of the Company's previously announced plan to repurchase up to $100,000,000 of the Company's common stock and was within the remaining amount authorized by the Company's Board of Directors pursuant to such plan. Under the terms of the ASR agreement, the Company received an initial delivery of 961,373 common shares representing approximately 80% of the expected total to be repurchased. On April 28, 2023, the ASR was completed and the Company received an additional delivery of 247,954 common shares.

There were no stock repurchases made under stock repurchase programs during the year ended December 31, 2024.

NOTE 20 — STOCK BASED COMPENSATION

Stock based compensation expense that has been charged against income was $14,519,000, $13,228,000 and $21,176,000 for the years ended December 31, 2024, 2023, and 2022, respectively.

2014 Omnibus Incentive Plan

The Company's 2014 Omnibus Incentive Plan ("Omnibus Incentive Plan") provides for the grant of nonqualified and incentive stock options, stock appreciation rights, restricted stock awards, restricted stock units, and other awards that may be settled in, or based upon the value of, the Company's common stock. The aggregate number of shares of common stock available for issuance under the Omnibus Incentive Plan is 2,900,000 shares.

Restricted Stock Awards

A summary of changes in the Company's nonvested Restricted Stock Awards ("RSAs") under the Omnibus Incentive Plan for the year ended December 31, 2024 were as follows:

Nonvested RSAs	Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2024	122,931	$77.14
Granted	—	—
Vested	(73,726)	68.57
Forfeited	(337)	61.31
Nonvested at December 31, 2024	48,868	$90.18

RSAs granted to employees under the Omnibus Incentive Plan generally vest over four years, but vesting periods may vary. The fair value of shares vested during the years ended December 31, 2024, 2023, and 2022, totaled $5,308,000, $5,629,000, and $8,918,000, respectively. Compensation expense for RSAs will be recognized on an accelerated basis over the vesting period of the awards based on the fair value of the stock at the issue date. As of December 31, 2024, there was $338,000 of total unrecognized compensation cost related to nonvested RSAs. The cost is expected to be recognized over a remaining weighted average period of 0.42 years.

Restricted Stock Units

A summary of changes in the Company's nonvested Restricted Stock Units ("RSUs") under the Omnibus Incentive Plan for the year ended December 31, 2024 were as follows:

Nonvested RSUs	Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2024	230,034	$63.30
Granted	75,571	72.70
Vested	(69,623)	65.26
Forfeited	(11,414)	59.14
Nonvested at December 31, 2024	224,568	$66.07

RSUs granted to employees under the Omnibus Incentive Plan typically vest after four years. The fair value of shares vested during the year ended December 31, 2024 and 2023 totaled $5,069,000 and $5,863,000, respectively. No RSU shares vested during the year ended December 31, 2022. Compensation expense for the RSUs will be recognized over the vesting period of the awards based on the fair value of the stock at the issue date. As of December 31, 2024, there was $5,948,000 of unrecognized compensation cost related to the nonvested RSUs. The cost is expected to be recognized over a remaining period of 2.58 years.

Market Based Performance Stock Units

A summary of changes in the Company's nonvested Market Based Performance Stock Units ("Market Based PSUs") under the Omnibus Incentive Plan for the year ended December 31, 2024 were as follows:

Nonvested Market Based PSUs	Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2024	116,080	$ 81.74
Granted	63,720	114.72
Performance adjustment	(2,841)	—
Vested	(8,987)	98.03
Forfeited	(192)	98.03
Nonvested at December 31, 2024	167,780	$ 93.10

Market Based PSUs granted to employees under the Omnibus Incentive Plan vest after three years. The number of shares issued upon vesting will range from 0% to 175% of the Market Based PSUs granted based on the Company's relative total shareholder return ("TSR") as compared to the TSR of specified groups of peer banks and financial technology companies, and with respect to the Company's awards granted beginning in 2023, may include an additional multiplier of up to 200% of the otherwise earned award based on the Company's absolute TSR. Compensation expense for the Market Based PSUs will be recognized over the vesting period of the awards based on the fair value of the award at the grant date. The fair value of Market Based PSUs granted is estimated using a Monte Carlo simulation.

The fair value of the Market Based PSUs granted was determined using the following weighted average assumptions:

	Year Ended December 31,		
	2024	2023	2022
Grant date	May 1, 2024	May 1, 2023	May 1, 2022
Performance period	3.00 years	3.00 years	3.00 years
Stock price	$ 72.00	$ 51.25	$ 69.44
Stock price volatility	42.31%	49.33%	55.17%
Risk-free rate	4.67%	3.76%	2.84%

Expected volatilities were determined based on the historical volatilities of the Company and the specified peer group. The risk-free interest rate for the performance period was derived from the Treasury constant maturities yield curve on the valuation date.

The fair value of shares vested during the years ended December 31, 2024, 2023 and 2022 totaled $647,000, $6,302,000, and $1,458,000, respectively. As of December 31, 2024, there was $8,540,000 of unrecognized compensation cost related to the nonvested Market Based PSUs. The cost is expected to be recognized over a remaining period of 1.99 years.

Performance Based Performance Stock Units

Performance Based Performance Stock Units ("Performance Based PSUs") granted to employees under the Omnibus Incentive Plan vested after the conclusion of a three year performance period. Under the terms of the agreement, the number of shares issued upon vesting could range from 0% to 200% of the shares granted based on the Company's cumulative diluted earnings per share over the performance period. The performance period for the outstanding Performance Based PSUs ended on December 31, 2022, and the awards subsequently vested at 142% of the target shares granted. The fair value of shares vested during the year ended December 31, 2023 totaled $23,303,000.

Compensation expense for the Performance Based PSUs was estimated during the performance period based on the fair value of the stock at the grant date and the most probable outcome of the performance condition at each period end, adjusted for the passage of time within the vesting period of the awards. No compensation expense related to Performance Based PSUs was recognized during the years ended December 31, 2024 and 2023. During the year ended 2022, the Company recognized $6,966,000 of stock based compensation expense related to Performance based PSUs. As of December 31, 2024 and 2023, there were no unvested Performance Based PSUs.

Stock Options

A summary of changes in the Company's stock options under the Omnibus Incentive Plan for the year ended December 31, 2024 were as follows:

Stock Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value (In Thousands)
Outstanding at January 1, 2024	232,994	$43.40		
Granted	47,376	72.00		
Exercised	(22,767)	31.82		
Forfeited	—	—		
Expired	—	—		
Outstanding at December 31, 2024	257,603	$49.68	6.01	$10,613
Fully vested shares and shares expected to vest at December 31, 2024	257,603	$49.68	6.01	$10,613
Shares exercisable at December 31, 2024	148,632	$38.94	4.15	$ 7,719

Information related to the stock options for the years ended December 31, 2024, 2023, and 2022 was as follows:

(Dollars in thousands, except per share amounts)	Year Ended December 31,		
	2024	2023	2022
Aggregate intrinsic value of options exercised	$1,320	$ 723	$ 280
Cash received from option exercises, net	$ 413	$ 144	$ (74)
Tax benefit realized from option exercises	$ 277	$ 152	$ 59
Weighted average fair value of options granted (per share)	$37.30	$25.20	$32.15

Stock options awarded to employees under the Omnibus Incentive Plan are generally granted with an exercise price equal to the market price of the Company's common stock at the date of grant, vest over four years, and have ten years contractual terms. The fair value of stock options granted is estimated at the date of grant using the Black-Scholes option-pricing model.

The fair value of the stock options granted was determined using the following weighted average assumptions:

	2024	2023	2022
Risk-free interest rate	4.52%	3.38%	2.77%
Expected term	6.25 years	6.25 years	6.25 years
Expected stock price volatility	46.50%	45.65%	43.33%
Dividend yield	—	—	—

Expected volatilities are determined based on the Company's historical volatility. The expected term of the options granted was determined based on the SEC simplified method, which calculates the expected term as the mid-point between the weighted average time to vesting and the contractual term. The risk-free interest rate for the expected term of the options was derived from the Treasury constant maturity yield curve on the valuation date.

As of December 31, 2024, there was $1,569,000 of unrecognized compensation cost related to nonvested stock options. The cost is expected to be recognized over a remaining weighted average period of 2.87 years.

Employee Stock Purchase Plan

During the year ended December 31, 2019, the Company's Board of Directors adopted, and the Company's stockholders approved, the Company's 2019 Employee Stock Purchase Plan ("ESPP"). Under the ESPP, 2,500,000 shares of common stock were reserved for issuance. The ESPP enables eligible employees to purchase the Company's common stock at a price per share equal to 85% of the lower of the fair market value of the common stock at the beginning or end of each six month offering period. During the years ended December 31, 2024, 2023 and 2022, 36,649, 37,909 and 24,516 shares were issued under the plan, respectively.

NOTE 21 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The following tables present parent company only condensed financial information.

Condensed Parent Company Only Balance Sheets:

(Dollars in thousands)	December 31, 2024	December 31, 2023
ASSETS		
Cash and cash equivalents	$ 13,412	$ 44,029
Securities - held to maturity	1,876	2,977
Investment in bank subsidiary	987,466	969,894
Investment in non-bank subsidiaries	191	193
Other assets	2,869	2,930
Total assets	$1,005,814	$1,020,023
LIABILITIES AND EQUITY		
Subordinated notes	$ 69,662	$ 108,678
Junior subordinated debentures	42,352	41,740
Intercompany payables	513	346
Accrued expenses and other liabilities	2,368	4,859
Total liabilities	114,895	155,623
Stockholders' equity	890,919	864,400
Total liabilities and equity	$1,005,814	$1,020,023

Condensed Parent Company Only Statements of Income:

	Years Ended December 31,		
(Dollars in thousands)	2024	2023	2022
Interest income	$ 178	$ 175	$ 174
Interest expense	(9,347)	(9,702)	(7,874)
Credit loss (expense) benefit	(301)	(746)	(362)
Other income	139	134	80
Salaries and employee benefits expense	(716)	(639)	(729)
Other expense	(3,259)	(3,378)	(2,701)
Income (loss) before income tax and income from subsidiaries	(13,306)	(14,156)	(11,412)
Income tax (expense) benefit	2,409	2,944	2,150
Dividends from subsidiaries and equity in undistributed subsidiary income	26,987	52,293	111,573
Net income	16,090	41,081	102,311
Dividends on preferred stock	(3,206)	(3,206)	(3,206)
Net income available to common stockholders	$ 12,884	$ 37,875	$ 99,105
Comprehensive income attributable to Parent	$ 15,901	$ 45,055	$ 87,377

Condensed Parent Company Only Statements of Cash Flows:

	Years Ended December 31,		
(Dollars in thousands)	2024	2023	2022
Cash flows from operating activities:			
Net income	$ 16,090	$ 41,081	$102,311
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Equity in undistributed subsidiary income	(3,987)	(10,293)	1,427
Net accretion of securities	(178)	(175)	(171)
Amortization of junior subordinated debentures	612	582	556
Amortization of subordinated notes issuance costs	484	878	843
Stock based compensation	746	719	686
Credit loss expense (benefit)	301	746	362
Change in other assets	61	1,638	(4,089)
Change in accrued expenses and other liabilities	(2,324)	(1,127)	3,650
Net cash provided by (used in) operating activities	11,805	34,049	105,575
Cash flows from investing activities:			
Investment in subsidiaries	1	(33)	—
Proceeds from maturities, calls, and pay downs of securities held to maturity	978	529	679
Net cash provided by (used in) investing activities	979	496	679
Cash flows from financing activities:			
Repayment of subordinated notes	(39,500)	—	—
Dividends on preferred stock	(3,206)	(3,206)	(3,206)
Purchase of treasury stock	(3,292)	(81,623)	(76,714)

(Dollars in thousands)	Years Ended December 31,		
	2024	2023	2022
Stock option exercises	413	144	(74)
Proceeds from employee stock purchase plan common stock issuance	2,184	1,831	1,548
Net cash provided by (used in) financing activities	(43,401)	(82,854)	(78,446)
Net increase (decrease) in cash and cash equivalents	(30,617)	(48,309)	27,808
Cash and cash equivalents at beginning of period	44,029	92,338	64,530
Cash and cash equivalents at end of period	$ 13,412	$ 44,029	$ 92,338

NOTE 22 — EARNINGS PER SHARE

The factors used in the earnings per share computation follow:

(Dollars in thousands)	Year Ended December 31,		
	2024	2023	2022
Basic			
Net income to common stockholders	$ 12,884	$ 37,875	$ 99,105
Weighted average common shares outstanding	23,286,675	23,208,086	24,393,954
Basic earnings per common share	$ 0.55	$ 1.63	$ 4.06
Diluted			
Net income to common stockholders	$ 12,884	$ 37,875	$ 99,105
Weighted average common shares outstanding	23,286,675	23,208,086	24,393,954
Dilutive effects of:			
Assumed exercises of stock options	94,036	78,679	90,841
Restricted stock awards	62,074	98,408	148,630
Restricted stock units	135,982	91,454	98,139
Performance stock units - market based	198,617	84,869	122,123
Performance stock units - performance based	—	—	167,187
Employee stock purchase plan	2,008	881	2,694
Average shares and dilutive potential common shares	23,779,392	23,562,377	25,023,568
Diluted earnings per common share	$ 0.54	$ 1.61	$ 3.96

Shares that were not considered in computing diluted earnings per common share because they were antidilutive or have not met the thresholds to be considered in the dilutive calculation are as follows:

	Year Ended December 31,		
	2024	2023	2022
Stock options	48,650	100,818	49,379
Restricted stock awards	—	—	6,348
Restricted stock units	7,500	7,500	11,250
Performance stock units - market based	15,715	12,020	45,296
Performance stock units - performance based	—	—	—
Employee stock purchase plan	—	—	—

NOTE 23 — REVENUE RECOGNITION

The Company records revenue from contracts with customers in accordance with Accounting Standards Codification Topic 606, "Revenue from Contracts with Customers" ("Topic 606"). Under Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation. The Company generally fully satisfies its performance obligations on its contracts with customers as services are rendered and the transaction prices can be fixed or variable; charged either on a periodic basis or based on activity. Except as disclosed below, the Company presents disaggregated revenue from contracts with customers in the consolidated statements of income.

Banking and Factoring Segments

The Banking segment derives its revenue principally from investments in interest-earning assets as well as noninterest income typical for the banking industry, and the Factoring segment derives the large majority of its revenue from interest income on purchased factored receivables. The majority of such revenue streams fall under Accounting Standards Codification Topic 310, "Receivables" ("Topic 310") which is outside the scope of Topic 606. There are, however, certain Banking and Factoring activities that generate revenue under Topic 606. Descriptions of the Company's significant Banking and Factoring revenue-generating activities within the scope of Topic 606, which are included in non-interest income in the Company's consolidated statements of income, are as follows:

- *Service charges on deposits*. Service charges on deposits primarily consists of fees from the Company's deposit customers for account maintenance, account analysis, and overdraft services. Account maintenance fees and analysis fees are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. Overdraft fees are recognized at the point in time that the overdraft occurs.

- *Card income.* Card income primarily consists of interchange fees. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized when the transaction processing services are provided to the cardholder.

- *Net OREO gains (losses) and valuation adjustments.* The Company records a gain or loss from the sale of OREO when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the Company finances the sale of OREO to the buyer, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the OREO asset is derecognized and the gain or loss on sale is recorded upon the transfer of control of the property to the buyer.

- *Fee income.* Fee income for the Banking and Factoring segments primarily consists of transaction-based fees, including wire transfer fees, ACH and check fees, early termination fees, and other fees, earned from the Company's banking and factoring customers. Transaction based fees are recognized at the time the transaction is executed as that is the point in time the Company satisfies its performance obligations.

- *Insurance commissions*. Insurance commissions are earned for brokering insurance policies. The Company's primary performance obligations for insurance commissions are satisfied and revenue is recognized when the brokered insurance policies are executed.

Payments Segment

The Payments segment derives a portion of its revenue from interest income on factored receivables and commercial loans related to invoice payments. These factored receivables consist of (i) invoices where we offer a Carrier a quick pay opportunity to receive payment at a discount in advance of the standard payment term for such invoice in exchange for the assignment of such invoice to us and (ii) factoring transactions where we purchase receivables payable to such freight brokers from their shipper clients. The Payments segment also offers commercial loans that result from our offering certain Brokers an additional liquidity option through the ability to settle their invoices with us on an extended term following our payment to their Carriers. The balance of such commercial loans was $0 at December 31, 2024. Such revenue falls under Topic 310 and is outside the scope of Topic 606.

The Payments segment under its brand name, TriumphPay, connects Brokers, Shippers, Factors and Carriers through forward-thinking solutions that help each party successfully manage the life cycle of invoice presentment for services provided by Carrier through TriumphPay's processing and audit of such invoice to its ultimate payment to the Carrier or the Factor. The Payments segment earns transaction revenue for such services from fees paid by its customers to receive auditing and payment processing of their invoices. Transaction revenue is recorded in Fee Income on the Consolidated Statements of Income and is subject to Topic 606. Transaction fees can be variable in nature. When such fees are variable, they are typically based upon the number of audit and payment transactions executed during a stated period; generally a calendar month. The customer is charged either a set fee per transaction or a set minimum fee for a stated number of transactions with the variable component being a per-invoice amount for transactions exceeding the stated minimum number. When applicable, the stated minimum number of transactions typically resets on a monthly basis. Transaction volume and related variable fees are known and recognized at each reporting period. Transaction fees can also be fixed in nature with such fees reflecting a set annual amount that is recognized ratably over the terms of the related contracts. In both variable and fixed arrangements, customers are typically billed monthly in arrears with payment due on 30 day terms and as such, no revenue is deferred.

The Payments segment also earns network fees for providing its customers access to the TriumphPay network. Network fees are recorded in Fee Income on the Consolidated Statements of Income and are subject to Topic 606. Network fees are generally a fixed annual amount and are recognized ratably over the terms of the related contracts. Customers are typically billed monthly in arrears with payment due on 30 day terms and as such, no revenue is deferred.

The Payments segment's service comprises a single performance obligation to provide stand-ready access to its payments and audit platforms for its customers which is satisfied over time as services are rendered. Given the nature of its services and related revenue, no significant judgments are made in applying Topic 606 and there are no refund, warranty, or similar obligations.

The Payments segment's contracts with its customers are usually short-term in nature and can generally be terminated by either party without a termination penalty or refund after the notice period has lapsed. Therefore, the contracts are defined at the transaction level and do not extend beyond the service already provided. The contracts generally renew automatically without any significant material rights. Some of the contracts include tiered pricing, which is based primarily on volume. The fee charged per transaction is adjusted up or down based on the volume processed for a specified period. Management has concluded that this volume-based pricing approach does not constitute a future material right since changes in the fee ranges are typically offered to classes of customers with similar volume.

The Payments segment recognizes fees charged to its customers on a gross basis as transaction revenue as it is the principal in respect of completing Payments segment transactions. As a principal to the transaction, the

TRIUMPH FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Payments segment controls the services on its platforms. The Payments segment bears primary responsibility for the fulfillment of the services, contracts directly with its customers, controls the product specifications, and defines the value proposal from its services. Further, the Payments segment has full discretion in determining the fee charged to its customers. The Payments segment is also responsible for providing customer support.

Capitalized contract costs consist of (i) deferred sales commissions that are incremental costs of obtaining customer contracts and (ii) deferred set-up costs, primarily direct payroll costs, for implementation services provided to customers prior to the launching of the Company's products for general availability (go-live) to customers. Deferred sales commissions are amortized ratably over two years, taking into consideration the initial contract term, expected renewal periods, and sales commissions paid on such renewal periods. Deferred set-up costs are amortized ratably over four years which estimates the benefit period of the capitalized costs starting on the go-live date of the service. Deferred sales commissions and deferred set-up costs were included in other assets in the accompanying consolidated balance sheets and were $319,000 and $1,354,000, respectively, at December 31, 2024 and $394,000 and $505,000, respectively, at December 31, 2023. The amortization of deferred sales commissions and deferred set-up costs is included in salaries and employee benefits in the consolidated statements of income and was not significant for the years ended December 31, 2024, 2023 and 2022.

Given the nature of services provided, the Payments segment does not carry any material contract balances.

The table below shows the Payments segment's revenue from transaction and network fees from external customers, which are disaggregated by customer category.

(Dollars in thousands)	2024	2023	2022
Broker fee income	$18,393	$12,215	$ 8,441
Factor fee income	5,276	5,256	5,029
Other fee income	176	460	$ 226
Total fee income	$23,845	$17,931	$13,696

NOTE 24 — BUSINESS SEGMENT INFORMATION

The Company's reportable segments are Banking, Factoring, Payments, and Intelligence, which have been determined based upon their business processes and economic characteristics. This determination also gave consideration to the structure and management of various product lines. The Banking segment includes the operations of TBK Bank. The Banking segment derives its revenue principally from investments in interest earning assets as well as noninterest income typical for the banking industry. The Factoring segment includes the operations of Triumph Financial Services with revenue derived from factoring services. The Payments segment includes the operations of TBK Bank's TriumphPay division, which provides a presentment, audit, and payment solution to Shipper, Broker, and Factor clients in the trucking industry. The Payments segment derives its revenue from transaction fees and interest income on factored receivables related to invoice payments. These factored receivables consist of both invoices where we offer a Carrier a quickpay opportunity to receive payment at a discount in advance of the standard payment term for such invoice in exchange for the assignment of such invoice to us and from offering Brokers the ability to settle their invoices with us on an extended term following our payment to their Carriers as an additional liquidity option for such Brokers. The balance of such commercial loans was $0 at December 31, 2024. The data intelligence business was launched at the beginning of the fourth quarter of 2024 to turn the over-the-road trucking data collected through our services into actionable insights for our customers. This launch coincided with our acquisition of Isometric Technologies Inc. that provides service and performance scoring and benchmarking capabilities to the over-the-road trucking industry. The revenue for

Intelligence offerings is derived through access and subscription fees, as well as seat licenses where applicable. Prior to the fourth quarter of 2024, there were no individuals allocated specifically to the data intelligence line of business and an explicit data intelligence line of business did not exist. Therefore, revision of prior period segment operating results is not applicable.

Prior to September 30, 2024, the Company disclosed Corporate as a reportable segment. The Company has determined that what was previously deemed the Corporate reportable segment consists of other business activities that do not represent a reportable segment, but rather, such activities belong in a Corporate and Other category as reported in the tabular disclosure below. It should be noted that such restructuring of the tabular disclosure did not result in any changes to the Company's revenue and expense allocation methodology described below. The Company restructured prior period tabular disclosures to achieve appropriate comparability.

Expenses that are directly attributable to the Company's Banking, Factoring, Payments, and Intelligence segments such as, but not limited to, occupancy, salaries and benefits to employees that are fully dedicated to the segment, and certain technology costs that can be attributed to specific users or functional areas within the segment are allocated as such. The Company continues to make considerable investments in shared services that benefit the entire organization and these expenses are allocated to the Corporate and Other category. The Company allocates such expenses to the Corporate and Other category in order for the Company's chief operating decision maker and investors to have clear visibility into the operating performance of each reportable segment.

Intersegment interest expense is allocated to the Factoring and Payments segments based on one-month term SOFR for their funding needs. When the Payments segment is self-funded, with customer deposit funding in excess of its factored receivables, intersegment interest income is allocated based on the Federal Funds effective rate. Management believes that such intersegment interest allocations appropriately reflect the current interest rate environment and the relatively quick turn of the underlying receivables.

Reported segments and the financial information of the reported segments are not necessarily comparable with similar information reported by other financial institutions. Additionally, because of the interrelationships of the various segments, the information presented is not indicative of how the segments would perform if they operated as independent entities. Changes in management structure or allocation methodologies and procedures may result in future changes to previously reported segment financial data. The accounting policies of the segments are substantially the same as those described in Note 1 – Summary of Significant Accounting Policies.

Transactions between segments consist primarily of borrowed funds, payment network fees, and servicing fees. Intersegment interest expense is allocated to the Factoring and Payments segments as described above. Beginning January 1, 2023, payment network fees are paid by the Factoring segment to the Payments segment for use of the payments network. Beginning prospectively on June 1, 2023, factoring transactions with freight broker clients were transferred from the Factoring segment to the Payments segment to align with TriumphPay's supply chain finance product offerings. Servicing fees are paid by the Payments segment to the Factoring segment for servicing such product. Beginning prospectively on January 1, 2024, the Factoring and Payments segments began paying fees to the Banking segment for the Banking segment's execution of various banking services that benefit those segments. Credit loss expense is allocated based on the segment's ACL determination. Noninterest income and expense directly attributable to a segment are assigned to it with various shared service costs such as human resources, accounting, finance, risk management and information technology expense assigned to the Corporate and Other category if they are not directly attributable to a segment. Other segment expense consists of various loan and card related expenses and other insignificant miscellaneous costs not specifically reviewed by the Company's chief operating decision maker. Taxes are paid on a consolidated basis and are not allocated for segment purposes.

TRIUMPH FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following presents the primary operating results of Company's operating segments.

(Dollars in thousands) Year Ended December 31, 2024	Banking	Factoring	Payments	Intelligence	Total Segments	Corporate and Other[1]	Consolidated
Total interest income	$262,326	$137,718	$ 22,168	$ —	$422,212	$ 303	$422,515
Intersegment interest allocations	26,416	(35,886)	9,470	—	—	—	—
Total interest expense	62,712	—	—	—	62,712	9,347	72,059
Net interest income (expense)	226,030	101,832	31,638	—	359,500	(9,044)	350,456
Credit loss expense (benefit)	13,636	4,773	57	—	18,466	301	18,767
Net interest income (expense) after credit loss expense	212,394	97,059	31,581	—	341,034	(9,345)	331,689
Noninterest income	28,167	8,683	24,080	184	61,114	4,300	65,414
Noninterest expense:							
Salaries and employee benefits	66,476	49,885	36,160	1,457	153,978	65,602	219,580
Depreciation	6,850	2,099	1,003	4	9,956	5,554	15,510
Other occupancy, furniture and equipment	8,801	2,138	649	3	11,591	5,913	17,504
FDIC insurance and other regulatory assessments	2,717	—	—	—	2,717	—	2,717
Professional fees	4,285	5,333	2,338	328	12,284	5,555	17,839
Amortization of intangible assets	2,372	1,490	6,763	—	10,625	1,367	11,992
Advertising and promotion	2,033	873	1,479	2	4,387	1,796	6,183
Communications and technology	20,853	10,131	9,440	42	40,466	10,456	50,922
Software amortization	194	2,277	2,899	1	5,371	475	5,846
Travel and entertainment	995	829	1,659	36	3,519	1,909	5,428
Other	10,979	3,588	3,583	7	18,157	4,957	23,114
Total noninterest expense	126,555	78,643	65,973	1,880	273,051	103,584	376,635
Net intersegment noninterest income (expense) [2]	535	1,628	(2,163)	—	—	—	—
Net income (loss) before income tax expense	$114,541	$ 28,727	$(12,475)	$(1,696)	$129,097	$(108,629)	$ 20,468

(Dollars in thousands) Year Ended December 31, 2023	Banking	Factoring	Payments	Intelligence	Total Segments	Corporate and Other[1]	Consolidated
Total interest income	$261,639	$144,217	$ 16,390	$—	$422,246	$ 175	$422,421
Intersegment interest allocations	31,450	(38,157)	6,707	—	—	—	—
Total interest expense	44,640	—	—	—	44,640	9,702	54,342
Net interest income (expense)	248,449	106,060	23,097	—	377,606	(9,527)	368,079
Credit loss expense (benefit)	8,498	2,900	60	—	11,458	745	12,203
Net interest income (expense) after credit loss expense	239,951	103,160	23,037	—	366,148	(10,272)	355,876
Noninterest income	23,964	7,829	18,087	—	49,880	293	50,173

185

TRIUMPH FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)
Year Ended December 31, 2023	Banking	Factoring	Payments	Intelligence	Total Segments	Corporate and Other[1]	Consolidated
Noninterest expense:							
Salaries and employee benefits	71,050	49,873	35,089	—	156,012	54,595	210,607
Depreciation	6,817	2,040	648	—	9,505	4,296	13,801
Other occupancy, furniture and equipment	8,592	2,219	681	—	11,492	3,592	15,084
FDIC insurance and other regulatory assessments	2,624	—	—	—	2,624	—	2,624
Professional fees	2,611	3,130	2,448	—	8,189	4,988	13,177
Amortization of intangible assets	2,950	1,821	6,683	—	11,454	—	11,454
Advertising and promotion	2,614	1,046	1,311	—	4,971	1,769	6,740
Communications and technology	17,524	11,289	7,992	—	36,805	8,874	45,679
Software amortization	169	3,060	965	—	4,194	259	4,453
Travel and entertainment	1,263	909	2,479	—	4,651	1,455	6,106
Other	11,499	4,225	3,399	—	19,123	4,386	23,509
Total noninterest expense	127,713	79,612	61,695	—	269,020	84,214	353,234
Net intersegment noninterest income (expense) [2]	—	123	(123)	—	—	—	—
Net income (loss) before income tax expense	$136,202	$ 31,500	$(20,694)	$—	$147,008	$(94,193)	$ 52,815

(Dollars in thousands)
Year Ended December 31, 2022	Banking	Factoring	Payments	Intelligence	Total Segments	Corporate and Other[1]	Consolidated
Total interest income	$195,871	$207,114	$16,079	$—	$419,064	$ 175	$419,239
Intersegment interest allocations	19,912	(19,382)	(530)	—	—	—	—
Total interest expense	10,874	—	—	—	10,874	7,873	18,747
Net interest income (expense)	204,909	187,732	15,549	—	408,190	(7,698)	400,492
Credit loss expense (benefit)	2,753	2,895	218	—	5,866	1,059	6,925
Net interest income (expense) after credit loss expense	202,156	184,837	15,331	—	402,324	(8,757)	393,567
Noninterest income	40,984	22,272	20,620	—	83,876	192	84,068
Noninterest expense:							
Salaries and employee benefits	69,133	55,593	37,676	—	162,402	39,085	201,487
Depreciation	6,725	2,647	19	—	9,391	3,911	13,302
Other occupancy, furniture and equipment	8,688	1,893	633	—	11,214	2,258	13,472
FDIC insurance and other regulatory assessments	1,815	—	—	—	1,815	—	1,815
Professional fees	2,585	3,779	4,537	—	10,901	4,743	15,644
Amortization of intangible assets	3,761	2,293	5,868	—	11,922	—	11,922
Advertising and promotion	3,345	1,290	1,626	—	6,261	1,499	7,760
Communications and technology	14,015	14,903	6,600	—	35,518	6,565	42,083

TRIUMPH FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands) Year Ended December 31, 2022	Banking	Factoring	Payments	Intelligence	Total Segments	Corporate and Other[1]	Consolidated
Software amortization	264	2,832	490	—	3,586	477	4,063
Travel and entertainment	1,687	833	1,900	—	4,420	1,331	5,751
Other	9,898	5,610	3,882	—	19,390	3,942	23,332
Total noninterest expense	121,916	91,673	63,231	—	276,820	63,811	340,631
Net intersegment noninterest income (expense) [2]	—	—	—	—	—	—	—
Net income (loss) before income tax expense	$121,224	$115,436	$(27,280)	$—	$209,380	$(72,376)	$137,004

[1] Includes revenue and expense from the Company's holding company, which does not meet the definition of an operating segment. Also includes corporate shared service costs such as the majority of salaries and benefits expense for the Company's executive leadership team, as well as other selling, general, and administrative shared services costs including human resources, accounting, finance, risk management and a significant amount of information technology expense.

[2] Net intersegment noninterest income (expense) includes:

(Dollars in thousands)	Banking	Factoring	Payments
Year Ended December 31, 2024			
Factoring revenue received from Payments	$—	$ 3,228	$(3,228)
Payments revenue received from Factoring	—	(1,174)	1,174
Banking revenue received from Payments and Factoring	535	(426)	(109)
Net intersegment noninterest income (expense)	$535	$ 1,628	$(2,163)
Year Ended December 31, 2023			
Factoring revenue received from Payments	$—	$ 1,190	$(1,190)
Payments revenue received from Factoring	—	(1,067)	1,067
Banking revenue received from Payments and Factoring	—	—	—
Net intersegment noninterest income (expense)	$—	$ 123	$ (123)
Year Ended December 31, 2022			
Factoring revenue received from Payments	$—	$ —	$ —
Payments revenue received from Factoring	—	—	—
Banking revenue received from Payments and Factoring	—	—	—
Net intersegment noninterest income (expense)	$—	$ —	$ —

Total assets and gross loans below include intersegment loans, which eliminate in consolidation.

(Dollars in thousands) December 31, 2024	Banking	Factoring	Payments	Intelligence	Total Segments	Corporate and Other	Eliminations	Consolidated
Total assets	$5,443,452	$1,186,342	$590,063	$10,099	$7,229,956	$1,119,825	$(2,400,806)	$5,948,975
Gross loans	$3,944,146	$1,034,992	$171,668	$ —	$5,150,806	$ —	$ (603,846)	$4,546,960

(Dollars in thousands) December 31, 2023	Banking	Factoring	Payments	Intelligence	Total Segments	Corporate and Other	Eliminations	Consolidated
Total assets	$4,918,527	$1,077,367	$546,985	$—	$6,542,879	$1,056,646	$(2,252,191)	$5,347,334
Gross loans	$3,595,527	$ 941,926	$174,728	$—	$4,712,181	$ —	$ (549,081)	$4,163,100

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, the Company carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply judgment in evaluating its controls and procedures. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective as of the end of the period covered by this report.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Report on Management's Assessment of Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). The Company's internal control system is a process designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with GAAP. All internal control systems, no matter how well designed, have inherent limitations and can only provide reasonable assurance with respect to financial reporting.

As of December 31, 2024, management assessed the effectiveness of the Company's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in "Internal Control-Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on the assessment, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2024.

Crowe LLP, the independent registered public accounting firm that audited the consolidated financial statements of the Company included in this Annual Report on Form 10-K, has issued an attestation report on the Company's internal control over financial reporting as of December 31, 2024. Their report is included in Part II, Item 8. Financial Statements and Supplementary Data under the heading "Report of Independent Registered Public Accounting Firm."

ITEM 9B. OTHER INFORMATION.

Insider Trading Arrangements

On May 6, 2024, Mr. Edward J. Schreyer, the Company's Executive Vice President and Chief Operating Officer, adopted a written plan for the sale of our common stock that is intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act (the "Schreyer Trading Plan"). The Schreyer Trading Plan covers the sale of up to 12,257 shares of the Company's common stock in several transactions over a period commencing after the later of (1) 90 days from the execution of the Schreyer Trading Plan and (2) the second trading day following the public disclosure of the Company's financial results on Form 10-Q for the quarter ended June 30, 2024, and will cease upon the earlier of January 31, 2025 or the sale of all shares subject to the Schreyer Trading Plan. As of November 1, 2024, all shares had been sold under the Schreyer Trading Plan.

On August 29, 2024, Mr. Aaron Graft, the Company's President and Chief Executive Officer, adopted a written plan for the sale of our common stock that is intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act (the "Graft Trading Plan"). The Graft Trading Plan covers the sale of up to 54,000 shares of the Company's common stock in several transactions over a period commencing after the later of (1) 91 days from the execution of the Graft Trading Plan and (2) the third trading day following the public disclosure of the Company's financial results on Form 10-Q for the quarter ended September 30, 2024, and will cease upon the earlier of November 28, 2025 or the sale of all shares subject to the Graft Trading Plan.

During the quarter ended December 31, 2024, none of our other directors or executive officers adopted or terminated any Rule 10b5-1 trading plans or non-Rule 10b5-1 trading arrangements (as defined in Item 408(c) of Regulation S-K).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE.

The Company has adopted an Insider Trading and Information Policy that governs the purchase, sale, and/or other dispositions of the Company's securities by directors, officers, and employees that is reasonably designed to promote compliance with insider trading laws, rules, and regulations, and any listing standards applicable to the Company. A copy of the Company's Insider Trading Policy is filed as Exhibit 19.1 to this Form 10-K.

The remaining information called for by this Item will be contained in our definitive Proxy Statement for our 2025 Annual Meeting of Stockholders, and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION.

The information called for by this Item will be contained in our definitive Proxy Statement for our 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information called for by this Item will be contained in our definitive Proxy Statement for our 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information called for by this Item will be contained in our definitive Proxy Statement for our 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information called for by this Item will be contained in our definitive Proxy Statement for our 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) Documents filed as part of this Report.

1., 2.   Financial Statements and Schedules

The following financial statements of Triumph Financial, Inc., incorporated herein by reference to Item 8, Financial Statements and Supplementary Data:

- Report of Independent Registered Public Accounting Firm (Crowe LLP, Dallas, TX, Firm ID: 173)

- Consolidated Balance Sheets as of December 31, 2024 and 2023

- Consolidated Statements of Income for the Years Ended December 31, 2024, 2023, and 2022

- Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2024, 2023, and 2022

- Consolidated Statements of Changes in Equity for the Years Ended December 31, 2024, 2023, and 2022

- Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023, and 2022

- Notes to Consolidated Financial Statements

Financial statement schedules have been omitted as they are not applicable or the required information is shown in the Consolidated Financial Statements or notes thereto.

3.   Exhibits (Exhibits marked with a "†" denote management contracts or compensatory plans or arrangements)

2.1   Agreement and Plan of Merger, dated as of April 9, 2018, by and between the Registrant and First Bancorp of Durango, Inc., incorporated by reference to Exhibit 2.1 to Form 8-K filed with the SEC on April 9, 2018.*

2.2   Agreement and Plan of Merger, dated as of April 9, 2018, by and between the Registrant and Southern Colorado Corp., incorporated by reference to Exhibit 2.2 to Form 8-K filed with the SEC on April 9, 2018.*

2.3   Asset Purchase Agreement, dated as of April 9, 2018, by and among the Registrant, Advance Business Capital LLC, Interstate Capital Corporation, and certain affiliates and shareholders of ICC, incorporated by reference to Exhibit 2.3 to Form 8-K filed with the SEC on April 9, 2018.*

2.4   Closing Letter Agreement, dated as of June 2, 2018, as an amendment to Asset Purchase Agreement, dated as of April 9, 2018, by and among the Registrant, Advance Business Capital LLC, Interstate Capital Corporation, and certain affiliates and shareholders of ICC, incorporated by reference to Exhibit 2.2 to Form 8-K filed with the SEC on June 4, 2018.*

2.5   Agreement and Plan of Merger, dated as of July 26, 2017, by and among Valley Bancorp, Inc., the Registrant and James J. O'Dell as Shareholder Representative incorporated by reference to Exhibit 2.1 to Form 8-K filed with the SEC on July 26, 2017.*

3.1   Second Amended and Restated Certificate of Formation of the Registrant, effective November 7, 2014, incorporated by reference to Exhibit 3.1 to Form 8-K filed with the SEC on November 13, 2014.

3.2	Certificate of Amendment to Second Amended and Restated Certificate of Formation of Triumph Bancorp, Inc., incorporated by reference to Exhibit 3.1 to Form 8-K filed with the SEC on May 10, 2018.
3.3	Certificate of Amendment to Second Amended and Restated Certificate of Formation of Triumph Bancorp, Inc., incorporated by reference to Exhibit 3.1 to Form 8-K filed with the SEC on December 1, 2022.
3.4	Statement of Resolutions Deleting Series of Shares, incorporated by reference to Exhibit 3.1 to Form 8-K filed with the SEC on November 19, 2019.
3.5	Second Amended and Restated Bylaws of the Registrant, effective November 7, 2014, incorporated by reference to Exhibit 3.2 to Form 8-K filed with the SEC on November 13, 2014.
3.6	Amendment No. 1 to Second Amended and Restated Bylaws of Triumph Bancorp, Inc., incorporated by reference to Exhibit 3.2 to Form 8-K filed with the SEC on May 10, 2018.
3.7	Amendment No. 2 to Second Amended and Restated Bylaws of Triumph Bancorp, Inc., incorporated by reference to Exhibit 3.2 to Form 8-K filed with the SEC on December 1, 2022.
3.8	Statement of Designation of 7.125% Series C Fixed-Rate Non-Cumulative Perpetual Preferred Stock, dated June 17, 2020, incorporated by reference to Exhibit 3.1 to Form 8-K filed with the SEC on June 19, 2020.
4.1	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
4.2	Specimen common stock certificate of Triumph Bancorp, Inc., incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 (File No. 333-198838).
4.3	Indenture, dated as of September 30, 2016, between Triumph Bancorp, Inc., as Issuer, and Wells Fargo Bank, National Association, as Trustee, incorporated by reference to Exhibit 4.1 to Form 8-K filed with the SEC on September 30, 2016.
4.4	First Supplemental Indenture, dated as of September 30, 2016, between Triumph Bancorp, Inc., as Issuer, and Wells Fargo Bank, National Association, as Trustee, incorporated by reference to Exhibit 4.2 to Form 8-K filed with the SEC on September 30, 2016.
4.5	Second Supplemental Indenture, dated as of November 27, 2019, between Triumph Bancorp, Inc., as Issuer, and Wells Fargo Bank, National Association, as Trustee, incorporated by reference to Exhibit 4.2 to Form 8-K filed with the SEC on November 27, 2019.
4.6	Deposit Agreement, dated June 19, 2020, among Triumph Bancorp, Inc., Equiniti Trust Company, and the holders from time to time of the depositary receipts described therein, incorporated by reference to Exhibit 4.1 to Form 8-K filed with the SEC on June 19, 2020.
4.7	Form of Depositary Receipt Representing the Depositary Shares, incorporated by reference to Exhibit A included in Exhibit 4.1 to Form 8-K filed with the SEC on June 19, 2020.
4.8	Third Supplemental Indenture, dated as of August 26, 2021, by and between Triumph Bancorp, Inc., as Issuer, and Wells Fargo Bank, National Association, as Trustee, incorporated by reference to Exhibit 4.2 to Form 8-K filed with the SEC on August 26, 2021.
4.9	Forms of 3.500% Fixed-to-Floating Rate Subordinated Note due 2031 (included as Exhibit A-1 and Exhibit B-1 to the Third Supplemental Indenture, incorporated by reference to Exhibit 4.2 to Form 8-K filed with the SEC on August 26, 2021).
	Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, the Company has not filed as an exhibit to this Form 10-K certain instruments defining the rights of the holders of certain additional long-term debt of the Company and its subsidiaries, none of which authorize a total amount of indebtedness in excess of 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish a copy of any of these agreements to the SEC upon request.

10.1† Amended and Restated Employment Agreement of Aaron P. Graft dated March 30, 2016, incorporated by reference to Exhibit 10.1 to Form 8-K filed with the SEC on March 30, 2016.

10.2† Amended and Restated Employment Agreement of Gail Lehmann dated March 30, 2016, incorporated by reference to Exhibit 10.2 to Form 8-K filed with the SEC on March 30, 2016.

10.3† Amended and Restated Employment Agreement of R. Bryce Fowler dated March 30, 2016, incorporated by reference to Exhibit 10.3 to Form 8-K filed with the SEC on March 30, 2016.

10.4† Amended and Restated Employment Agreement of Adam D. Nelson, dated March 30, 2016, incorporated by reference to Exhibit 10.4 to Form 10-Q filed with the SEC on May 4, 2016.

10.5† Employment Agreement between TBK Bank, SSB and Todd Ritterbusch, dated May 1, 2019, incorporated by reference to Exhibit 10.1 to Form 8-K filed with the SEC on May 1, 2019.

10.6† Triumph Bancorp, Inc. Senior Executive Incentive Plan, incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1 (File No. 333-198838).

10.7† Triumph Bancorp, Inc. 2014 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1 (File No. 333-198838).

10.8† First Amendment to Triumph Bancorp, Inc. 2014 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.1 to Form 8-K filed with the SEC on May 16, 2019.

10.9† Form of Restricted Stock Award Agreement under Triumph Bancorp, Inc. 2014 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1 (File No. 333-198838).

10.10† Form of Restricted Stock Award Agreement under Triumph Bancorp, Inc. 2014 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.5 to Form 10-Q filed with the SEC on May 5, 2016.

10.11† Form of Nonqualified Option Agreement under Triumph Bancorp, Inc. 2014 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.6 to Form 10-Q filed with the SEC on May 5, 2016.

10.12† Form of Director Award Letter under Triumph Bancorp, Inc. 2014 Omnibus Incentive Plan., incorporated by reference to Exhibit 10.7 to Form 10-Q filed with the SEC on May 5, 2016.

10.13† Form of Indemnification Agreement, incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 (File No. 333-198838).

10.14† Form of Performance Restricted Stock Unit Award Agreement under Triumph Bancorp, Inc. 2014 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.3 to Form 10-Q filed with the SEC on July 19, 2019.

10.15† Form of Performance Restricted Stock Unit Award Agreement under Triumph Bancorp, Inc. 2014 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.16 to Form 10-K filed with the SEC on February 11, 2020.

10.16† Triumph Bancorp, Inc. Employee Stock Purchase Plan (incorporated herein by reference to Annex B to the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 3, 2019).

10.17† Triumph Bancorp, Inc. Warrant to Triumph Consolidated Cos., LLC for the Purchase of Common Shares dated December 12, 2012, incorporated by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-1 (File No. 333-198838).

10.18 Form of Subordinated Note Purchase Agreement, dated as of August 26, 2021, by and among Triumph Bancorp, Inc. and the Purchasers, incorporated by reference to Exhibit 10.1 to Form 8-K filed with the SEC on August 26, 2021*

10.19 Form of Registration Rights Agreement, dated as of August 26, 2021, by and among Triumph Bancorp, Inc. and the Purchasers, incorporated by reference to Exhibit 10.2 to Form 8-K filed with the SEC on August 26, 2021.

10.20	Employment Agreement between Triumph Bancorp, Inc. and W. Bradley Voss, dated September 1, 2021, incorporated by reference to Exhibit 10.1 to Form 8-K filed with the SEC on September 1, 2021.
10.21†	Consulting Agreement between Triumph Bancorp, Inc. and R. Bryce Fowler, dated September 1, 2021, incorporated by reference to Exhibit 10.2 to Form 8-K filed with the SEC on September 1, 2021.
10.22†	Employment Agreement between Triumph Bancorp, Inc. and Edward J. Schreyer, dated July 1, 2022, incorporated by reference to Exhibit 10.1 to Form 10-Q filed with the SEC on July 20, 2022.
10.23†	Employment Agreement between Advance Business Capital LLC and Geoffrey P. Brenner, dated July 1, 2022, incorporated by reference to Exhibit 10.2 to Form 10-Q filed with the SEC on July 20, 2022.
10.24†	Employment Agreement between TBK Bank, SSB and Melissa Forman-Barenblit, dated July 1, 2022, incorporated by reference to Exhibit 10.3 to Form 10-Q filed with the SEC on July 20, 2022.
10.25†	Severance Agreement and General Release between Triumph Financial Services LLC (f/k/a Advance Business Capital LLC) and Geoffrey Brenner, incorporated by reference to Exhibit 10.25 to Form 10-K filed with the SEC on February 15, 2023.
10.26†	Form of 2023 Restricted Stock Unit Award Agreement under Triumph Financial, Inc. 2014 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.1 to Form 10-Q filed with the SEC on July 20, 2023.
10.27†	Form of 2023 Performance Restricted Stock Unit Award Agreement (Bank) under Triumph Financial, Inc. 2014 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.2 to Form 10-Q filed with the SEC on July 20, 2023.
10.28†	Form of 2023 Performance Restricted Stock Unit Award Agreement (FinTech) under Triumph Financial, Inc. 2014 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.3 to Form 10-Q filed with the SEC on July 20, 2023.
10.29†	Form of 2023 Nonqualified Option Agreement under Triumph Financial, Inc. 2014 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.4 to Form 10-Q filed with the SEC on July 20, 2023.
10.30†	Form of 2024 Restricted Stock Unit Award Agreement under Triumph Financial, Inc. 2014 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.1 to Form 10-Q filed with the SEC on July 17, 2024.
10.31†	Form of 2024 Performance Restricted Stock Unit Award Agreement (Bank) under Triumph Financial, Inc. 2014 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.2 to Form 10-Q filed with the SEC on July 17, 2024.
10.32†	Form of 2024 Performance Restricted Stock Unit Award Agreement (FinTech) under Triumph Financial, Inc. 2014 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.3 to Form 10-Q filed with the SEC on July 17, 2024.
10.33†	Form of 2024 Nonqualified Option Agreement under Triumph Financial, Inc. 2014 Omnibus Incentive Plan, incorporated by reference to Exhibit 10.4 to Form 10-Q filed with the SEC on July 17, 2024.
14.1	Corporate Code of Ethics.
19.1	Insider Trading Policy
21.1	Subsidiaries of Triumph Financial, Inc.
23.1	Consent of Crowe LLP.

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Compensation Recovery Policy
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

*   The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the SEC upon request.

ITEM 16. 10-K SUMMARY.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIUMPH FINANCIAL, INC.
(Registrant)

Date: February 11, 2025   /s/ Aaron P. Graft

Aaron P. Graft
President and Chief Executive Officer

Date: February 11, 2025   /s/ W. Bradley Voss

W. Bradley Voss
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Aaron P. Graft **Aaron P. Graft**	Director and President and Chief Executive Officer (Principal Executive Officer)	February 11, 2025
/s/ W. Bradley Voss **W. Bradley Voss**	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 11, 2025
/s/ Carlos M. Sepulveda, Jr. **Carlos M. Sepulveda, Jr.**	Director and Chairman	February 11, 2025
/s/ Charles A. Anderson **Charles A. Anderson**	Director	February 11, 2025
/s/ Harrison Barnes **Harrison Barnes**	Director	February 11, 2025
/s/ Debra Bradford **Debra Bradford**	Director	February 11, 2025
/s/ Richard Davis **Richard Davis**	Director	February 11, 2025
/s/ Davis Deadman **Davis Deadman**	Director	February 11, 2025
/s/ Laura Easley **Laura Easley**	Director	February 11, 2025
/s/ Maribess L. Miller **Maribess L. Miller**	Director	February 11, 2025
/s/ Michael P. Rafferty **Michael P. Rafferty**	Director	February 11, 2025
/s/ C. Todd Sparks **C. Todd Sparks**	Director	February 11, 2025

Corporate Information

Stock Exchange Listing
Nasdaq: TFIN

Corporate Headquarters
Triumph Financial, Inc.
12700 Park Central Drive, Suite 1700
Dallas, TX 75251
214.365.6900
www.tfin.com

Stock Transfer Agent and Registrar
Please direct general questions about shareholder accounts,
stock certifications, transfer of shares or duplicate mailings to
Triumph Financial's transfer agent:

EQ Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120–4100
800.468.9716
www.shareowneronline.com

Legal Counsel
Wachtell, Lipton, Rosen & Katz

Independent Auditor
Crowe LLP

Annual Meeting
The annual meeting of shareholders will be held on April 22, 2025,
at 8:30 am CDT at 3 Park Central, 12700 Park Central Drive, 15th
Floor, Dallas, Texas 75251. Please visit www.proxydocs.com/TFIN
for more details.

Financial Information Requests
To receive additional copies of our annual report on Form
10–K as filed with the SEC or to obtain other Triumph Financial
information, please contact the investor relations department at
our corporate headquarters:

Email: ir@tfin.com

Officer Certifications
Our annual report on Form 10–K filed with the SEC is included
herein, excluding all exhibits other than our Sarbanes–Oxley Act
Section 302 and 906 certification by the CEO and CFO. We will
send shareholders copies of exhibits to our Annual Report on
Form 10–K and any of our corporate governance documents,
free of charge, upon request.

Forward-Looking Statements

This document contains forward-looking statements. Any statements about our expectations, beliefs, plans, predictions, forecasts, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. You can identify forward-looking statements by the use of forward-looking terminology such as "believes," "expects," "could," "may," "will," "should," "seeks," "likely," "intends," "plans," "pro forma," "projects," "estimates" or "anticipates" or the negative of these words and phrases or similar words or phrases that are predictions of or indicate future events or trends and that do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods that may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: business and economic conditions generally and in the bank and non-bank financial services industries, nationally and within our local market areas; our ability to mitigate our risk exposures; our ability to maintain our historical earnings trends; changes in management personnel; interest rate risk; concentration of our products and services in the transportation industry; credit risk associated with our loan portfolio; lack of seasoning in our loan portfolio; deteriorating asset quality and higher loan charge-offs; time and effort necessary to resolve nonperforming assets; inaccuracy of the assumptions and estimates we make in establishing reserves for probable loan losses and other estimates; risks related to the integration of acquired businesses and any future acquisitions; our ability to successfully identify and address the risks associated with our possible future acquisitions, and the risks that our prior and possible future acquisitions make it more difficult for investors to evaluate our business, financial condition and results of operations, and impair our ability to accurately forecast our future performance; lack of liquidity; fluctuations in the fair value and liquidity of the securities we hold for sale; impairment of investment securities, goodwill, other intangible assets or deferred tax assets; our risk management strategies; environmental liability associated with our lending activities; increased competition in the bank and non-bank financial services industries, nationally, regionally or locally, which may adversely affect pricing and terms; the accuracy of our financial statements and related disclosures; material weaknesses in our internal control over financial reporting; system failures or failures to prevent breaches of our network security; the institution and outcome of litigation and other legal proceedings against us or to which we become subject; changes in carry-forwards of net operating losses; changes in federal tax law or policy; the impact of recent and future legislative and regulatory changes, including changes in banking, securities and tax laws and regulations, such as the Dodd-Frank Act and their application by our regulators; governmental monetary and fiscal policies; changes in the scope and cost of FDIC, insurance and other coverages; failure to receive regulatory approval for future acquisitions and increases in our capital requirements.

While forward-looking statements reflect our good-faith beliefs, they are not guarantees of future performance. All forward-looking statements are necessarily only estimates of future results. Accordingly, actual results may differ materially from those expressed in or contemplated by the particular forward-looking statement, and, therefore, you are cautioned not to place undue reliance on such statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events or circumstances, except as required by applicable law. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" and the forward-looking statement disclosure contained in Triumph Financial's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 11, 2025.



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